As filed with the Securities and Exchange Commission on July 13, 2007

Registration No. 333-142901

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UPEK, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7373	20-0589725
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2200 Powell Street, Suite 300

Emeryville, California 94608

(510) 420-2600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Alan Kramer

President and Chief Executive Officer

UPEK, Inc.

2200 Powell Street, Suite 300

Emeryville, California 94608

(510) 420-2600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Warren T. Lazarow, Esq. Paul L. Sieben, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, CA 94025-7019 (650) 473-2600	Robert G. Day, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated July 13, 2007

            Shares

Common Stock

This is the initial public offering of UPEK, Inc. We are offering              shares of our common stock. We anticipate that the initial public offering price will be between $             and $             per share. We have applied to list our common stock on The Nasdaq Global Market under the symbol “UPEK.”

Investing in our common stock involves substantial risks. See “ Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to UPEK, Inc.	$	$

We have granted the underwriters the right to purchase up to              additional shares of common stock to cover over-allotments.

Deutsche Bank Securities

Needham & Company, LLC	Piper Jaffray

Pacific Crest Securities

The date of this prospectus is                     , 2007

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” and the consolidated financial statements, before making an investment decision.

Except where the context otherwise requires, in this prospectus the “Company,” “UPEK,” “we,” “us” and “our” refer to UPEK, Inc., a Delaware corporation, and, where appropriate, its subsidiaries. When used in reference to dates or time periods prior to March 4, 2004, the “Company,” “UPEK,” “we,” “us” and “our” may also refer to the TouchChip business unit of STMicroelectronics N.V., or STM.

Overview

We are a leading provider of security products and solutions for the fingerprint authentication market. Our fingerprint authentication products are embedded in millions of notebook computers each year to provide convenient security for end users. Our products incorporate sophisticated security technologies to provide accurate and reliable fingerprint authentication in small, durable and low-cost form factors suitable for use in notebook computers, other portable electronic devices and physical access control. Our fingerprint modules and chipsets ensure high levels of security and privacy, and our sensor-only products are designed for cost sensitive applications. We believe that our fingerprint solutions, which integrate our compact silicon sensors with our proprietary coprocessors and our software, are among the most secure fingerprint authentication products in the industry.

We sell our products to original equipment manufacturers, or OEMs, principally through distributors and original design manufacturers, or ODMs. We offer our products as comprehensive solutions, comprised of proprietary hardware and software components, to minimize the time and cost required for manufacturers to integrate our fingerprint authentication solutions into their products. Our OEM end customers include seven of the top ten global notebook computer manufacturers, including Lenovo Group Limited, Toshiba Corporation, Dell Inc. and Sony Corporation. Our fingerprint authentication products are also used by governmental agencies to control physical access to secure areas and logical access to computer networks.

Industry Background

Increasing need for reliable and convenient user authentication and data security

A number of factors are contributing to an increasing need for a reliable and convenient user authentication solution to secure sensitive information, communications and transactions, including:

•

the proliferation of mobile devices, such as notebook computers, mobile phones, smart handheld devices and portable storage drives, which has significantly increased the risk of unauthorized access to confidential information and communications;

•	the proliferation of sensitive and high-value transactions conducted via the Internet;

•	the increasing prevalence of identity theft and fraud, which significantly increases the financial consequences of unauthorized access to information; and

•

increasing regulatory compliance standards, such as the Federal Financial Institutions Examination Council, or FFIEC, the Health Insurance Portability and Accountability Act, or HIPPA, and the Sarbanes-Oxley Act, which require enterprises to demonstrate a robust process for ensuring that corporate and personal data remain confidential and are accessed only by individuals with appropriate authorization.

These and other factors contribute to the increasingly critical need to ensure that the person using a device to communicate, access information and conduct transactions is actually the person who is authorized to do so.

Traditional forms of authentication are inadequate, expensive and inconvenient

The primary form of authentication utilized over the last 25 years has been passwords. Passwords, however, are inherently insecure and inefficient and are commonly lost, stolen, shared or forgotten. In order to provide stronger “multi-factor” authentication, enterprises and service providers have historically employed one-time password tokens or smart cards. While hardware tokens and smart cards have helped to improve security, they are typically complex and costly to deploy, are commonly lost or stolen and are usually used for a single application. Additionally, smart cards require an entire infrastructure of card readers to be deployed, which makes mass adoption in corporate environments difficult and costly.

Adoption of fingerprint biometrics as a next generation authentication and identification technology

The security issues, cost and inconvenience of passwords and traditional forms of strong authentication have contributed to the increased focus on biometrics in recent years. The desire for cost-effective and convenient security has led to the emergence of fingerprint biometrics as a mass market solution for commercial applications, driven primarily by its use in notebook computers. Today, many of the leading manufacturers of notebook computers are shipping computers incorporating fingerprint biometrics. Of the 82.4 million notebook computers that International Data Corporation, or IDC, an independent research firm, estimates shipped during 2006, UPEK estimates that more than ten percent contained fingerprint biometrics. We believe that other emerging end markets for fingerprint authentication, such as mobile phones, smart handheld devices and portable storage drives, currently represent penetration levels that are significantly lower than those in the notebook computer market and provide attractive opportunities for the future integration of our solutions.

Our Solution

We have designed our solutions to enable computer and other electronic systems manufacturers to rapidly incorporate our fingerprint authentication into their products. Our products incorporate sophisticated security technologies to provide accurate and reliable fingerprint authentication in small, durable and low-cost form factors suitable for use in notebook computers, other portable electronic devices and physical access control. Our fingerprint modules and chipsets ensure high levels of security and privacy, and our sensor-only products are designed for cost sensitive applications. Competitive strengths of our fingerprint authentication solutions include:

Secure, integrated architecture.    We design our fingerprint authentication solutions with our secure, integrated architecture to ensure a high level of security. We typically offer these solutions as fingerprint modules or chipsets, which integrate our compact silicon sensors with our proprietary coprocessors and our software. These hardware and software solutions secure the fingerprint image through the entire authentication process by processing the image within our secured hardware coprocessor, thereby eliminating the security risk of relying on a host system’s microprocessor to authenticate the fingerprint.

Comprehensive fingerprint authentication solution.    We have developed and offer comprehensive fingerprint authentication solutions comprised of proprietary hardware and software components. Our solutions include a fingerprint sensor, a companion processor for matching, a pre-boot authentication capability for integration into the Basic Input/Output System, or BIOS, system firmware, matching algorithms and a suite of software applications for enrollment and authentication of users. We believe that it is critical to own and provide this complete solution to our customers as it would be significantly more time consuming and costly for computer and other electronic systems manufacturers to source these components from separate vendors and integrate them into their products.

Accurate and reliable fingerprint authentication technology.    Our solutions use our sophisticated technologies to reliably capture fingerprint images and accurately authenticate users. Our proprietary Active Capacitive Sensing technology enables us to analyze fingerprints both on the surface as well as at deep levels within the skin of the finger, enhancing the ability of our sensors to capture the unique “ridges” and “valleys” of a fingerprint with a high degree of accuracy.

Cost and mobility advantages for the commercial market.    We have designed a proprietary silicon sensor that we couple with our proprietary technologies to provide low-cost fingerprint authentication solutions that can be incorporated into mobile devices, such as notebook computers, mobile phones, smart handheld devices and portable storage drives.

Designed for, and proven in, high volume and heavy use applications.    We have designed our products to meet the mass market requirements of the largest computer and other electronic systems manufacturers. We have also developed a unique manufacturing process to address the need for highly durable fingerprint sensors in order to withstand both intended and accidental physical contact with human skin and other foreign objects to which silicon-based integrated circuits are not typically exposed when embedded in an electronic device, as well as other environmental factors such as electrostatic discharge and chemical contamination. We focus on product reliability for all of our hardware products from the initial stage of the design cycle through each specific design process.

Low-cost manufacturing process.    We operate our business using a fabless semiconductor model and, as such, do not own or operate semiconductor manufacturing facilities. In addition, we outsource packaging, assembly and test of our fingerprint sensor products. Our fabless business model is designed to enable us to contain our capital expenditures and fixed costs and allow us to focus our resources on the design of innovative products and solutions for the fingerprint authentication market.

Our Strategy

Our objective is to maintain and expand our position as a leading provider of fingerprint authentication products and solutions. Key elements of our strategy to achieve this objective include:

Leverage our leadership position in fingerprint authentication.    Through our design wins and significant sales, we believe we have achieved an industry leading position in the notebook computer market. We are currently selling our products to seven of the top ten global notebook computer manufacturers and intend to continue to penetrate our installed base of notebook computer end customers and expand our customer base in the notebook computer market. We intend to leverage our early leadership in the notebook computer market and industry recognition to enter and penetrate emerging high volume commercial end markets for fingerprint authentication, such as the mobile phone, smart handheld device and portable storage drive markets.

Offer a range of products to meet the requirements of our end markets.    We have developed and continue to enhance a portfolio of products that can be deployed in a broad range of applications and offers customers a choice among a variety of levels of user experience, security and cost, in each category from entry level to our most secure solution. Our products support both our unified solution architecture, PerfectTrust, and a common user interface and offer easy product transitions with mechanical compatibility. We believe we are the only single supplier that provides a range of comprehensive solution choices to the market that can meet entry level and high security needs.

Expand technology leadership in fingerprint authentication.    We intend to continue to invest in research and development of advanced biometric and security technologies to extend our competitive advantage and to continuously migrate toward more advanced silicon technology in our next generation sensors, including larger wafer sizes and more advanced process technology, to further drive down the cost, size and power requirements of our products.

Provide value-added services to our installed base of end users.    We have designed all of our products and technologies with a common set of interfaces to enable us to pursue opportunities in complementary markets now and in the future. In this regard, we have recently entered into a strategic alliance with Pay By Touch, a provider of biometric-based marketing and payment services, whereby end users will be able to use fingerprint authentication to securely access their online accounts and services.

Continue to focus on government and physical security markets.    We sell products based on our fingerprint authentication technology into the government security market. We believe that the rigorous security demands of this market reinforce the security and quality of the products we offer to our commercial customers and position us to pursue cross-segment opportunities. We intend to continue to develop and deliver silicon fingerprint sensors certified for use in government and high security physical access applications. We provide our products to manufacturers of Automated Fingerprint Identification Systems, or AFIS, and other technology components providers for use in homeland security and other government biometric identity management initiatives.

Pursue strategic alliances to extend market reach and visibility.    We intend to develop strategic alliances with third-party technology and solution providers with complementary offerings to extend our market reach and visibility. Potential alliance partners may include providers of security solutions, enterprise and consumer software and healthcare solutions.

Our Relationship with STMicroelectronics N.V.

On March 4, 2004, we acquired the biometric fingerprint security business of STM, known as the TouchChip business unit, and commenced operations as a standalone company. In exchange for the contributed assets, we issued 3,333,333 shares of our Series A preferred stock to STM. In

July 2005, STM sold all of such shares to the holders of our Series B-1 preferred stock. Other than the warrant described below, STM does not own any equity interest in our company. Assuming the warrant is exercised, after our initial public offering, STM will hold, in the aggregate, 666,666 shares of our common stock, representing approximately      percent of our total outstanding shares of common stock.

We entered into several agreements with STM, which governed our acquisition of the assets and liabilities associated with the TouchChip business unit and govern our current relationship with STM, including a contribution agreement, a noncompetition agreement, a license agreement and a purchase and supply agreement. See “Related Party Transactions” elsewhere in this prospectus for more information.

Contribution Agreement.    Under the terms of the contribution agreement, STM transferred to us the assets of the TouchChip business and we assumed STM’s rights and obligations under certain agreements and other liabilities associated with the TouchChip business. The contribution agreement provided for standard indemnification from STM for breaches of representations, warranties and covenants for a period of 18 months following the closing of the transaction. We made a claim for indemnification under the contribution agreement from STM, as more fully described in the section “Business—Legal Proceedings” elsewhere in this prospectus.

Noncompetition Agreement.    In addition, under the contribution agreement, STM and its affiliates are prohibited through March 2008 from competing with us in the development, marketing or sale of products, components, subsystems, solutions or services for fingerprint biometric applications.

License Agreement.    Under our license agreement with STM, STM has granted us an irrevocable, perpetual, royalty-free license to certain patents and pending patent applications to use, sell and otherwise dispose of products and services. Until March 2008 this license is limited to use in fingerprint biometric applications and silicon fingerprint sensors as navigation devices. From and after March 2008, there is no field of use restriction. STM has agreed not to assert any claims against us under certain of its patents and intellectual property rights that were embodied in TouchChip products as of the consummation of our acquisition of the TouchChip business in the event any such claims relate to fingerprint biometric applications or the use of silicon fingerprint sensors as navigation devices.

Under the license agreement, we granted to STM a perpetual, royalty-free, non-transferable license to any improvements on the patents we licensed from STM that we patent during a four-year period ending in March 2008 outside of the field of fingerprint biometric applications. We also agreed not to assert any claims against STM related to any improvements that are not patented by us during this period.

Purchase and Supply Agreement.    Our purchase and supply agreement with STM provides for the supply of processed semiconductor wafers, sensors and companion chips and related foundry and manufacturing services by STM. This agreement is subject to automatic renewal on an annual basis unless terminated by either party with at least six months’ notice. We have not received any notice of termination of this agreement from STM. Under this agreement, STM is obligated only to use reasonable efforts to supply us with products subject to STM’s capacity availability, and STM may discontinue the manufacturing of these materials at any time. Prices for materials we order under this agreement are to be negotiated in good faith on an annual basis and based on the most favorable prices offered by STM to other customers for products in similar technologies and volumes.

The purchase and supply agreement provides for STM to indemnify us against any intellectual property infringement claims relating to its design rules or design kit models and for us to indemnify STM for certain claims arising out of the combination of an STM product manufactured for us with other products and certain claims related to the specifications, designs or software we provide to STM. STM has made a claim for indemnification from us under the purchase and supply agreement, as more fully described in the section “Business—Legal Proceedings” elsewhere in this prospectus.

Warrant.    STM holds a warrant to purchase 666,666 shares of our common stock at an exercise price equal to $0.03 per share. We issued the warrant to STM in consideration of STM’s agreement to provide us with audited financial statements for, and other financial information related to, the TouchChip business unit and certain other conditions.

STM is a semiconductor company that designs, develops, manufactures and markets semiconductor integrated circuits and discrete devices.

Risk Factors

Investing in our common stock involves a high degree of risk. For instance, we have a history of, and expect to continue to incur, significant losses, and we had an accumulated deficit of $38.8 million as of March 31, 2007; we derive a substantial majority of our revenue from a limited number of end customers, and we may lose, or experience a reduction in business from, one or more of our key end customers; general market acceptance of fingerprint authentication in notebook computers, which represent substantially all of our revenue, may slow; our operating results may continue to vary significantly from period to period; and our gross margins may continue to fluctuate over time. You should carefully consider these risks, the risk factors discussed in “Risk Factors” beginning on page 12 of this prospectus and all other information contained in this prospectus before purchasing our common stock.

Corporate Information

We were incorporated in December 2003 in the State of Delaware. Our principal executive offices are located at 2200 Powell Street, Suite 300, Emeryville, California 94608, and our telephone number is (510) 420-2600. Our website address is www.upek.com. The information on, or that can be accessed through, our website is not part of this prospectus.

In March 2004, we completed the acquisition of certain assets and the assumption of certain liabilities of the TouchChip business unit of STM. We accounted for the transaction as an acquisition of the TouchChip business, resulting in our recording the acquired assets and liabilities at fair value and creating a new basis of accounting. Financial information for periods prior to March 4, 2004 has been derived from the historical books and records of STM on a carve-out basis and may not be indicative of our financial results had we been a standalone entity during the periods presented. Financial data for 2002 contained in this prospectus have been derived from the unaudited combined financial statements of the TouchChip business unit of STM, which were derived from the historical books and records of STM and which are not included in this prospectus. Financial data for 2003 contained in this prospectus have been derived from the audited combined financial statements of the TouchChip business of STM, which are not included in this prospectus. Financial data for the period from January 1, 2004 through March 3, 2004 has been derived from the audited combined financial statements of the TouchChip business unit of STM included in this prospectus. Financial data from March 4, 2004 forward represents financial information of UPEK as a standalone business. The historical results are not necessarily indicative of the results to be expected for any future periods.

The Offering

Common stock offered by UPEK	shares (or shares if the underwriters exercise their over-allotment option in full)

Common stock to be outstanding after the offering	shares

Use of proceeds

We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to repay our credit facility or acquire other businesses, products or technologies. See “Use of Proceeds” for additional information.

Dividend policy	We currently do not intend to pay cash dividends and are prohibited from doing so under agreements governing our borrowing arrangements.

Nasdaq Global Market symbol	UPEK

The number of shares of common stock to be outstanding after our initial public offering excludes, as of June 30, 2007:

•	666,666 shares issuable upon exercise of an outstanding warrant at an exercise price of $0.03 per share;

•	914,050 shares issuable upon exercise of outstanding options at a weighted average exercise price of $ per share; and

•	601,231 shares available for future grant or issuance under our equity incentive plans.

Except as otherwise noted, the information in this prospectus accounts for the one-for-three reverse split of our stock, which occurred on May 3, 2007, and the              forward split of our stock, which occurred on             , 2007, and assumes:

•	the underwriters do not exercise their over-allotment option to purchase up to shares of common stock within 30 days from the date of this prospectus;

•	the filing of our amended and restated certificate of incorporation; and

•	the conversion of each share of our Series A, Series B-1, Series C and Series D preferred stock into one share of common stock immediately prior to the consummation of our initial public offering.

All share and per share amounts contained in this prospectus assume that the 437,772 outstanding shares of Series D preferred stock will convert into common stock on a one-for-one basis. However, in the event the public offering price of our common stock in our initial public offering is less than $             per share, each share of our Series D preferred stock outstanding immediately prior to our initial public offering will convert into a number of shares of our common stock equal to $             divided by the public offering price of our common stock in our initial public offering, subject to a maximum conversion ratio that limits the incremental number of shares of common stock into which the outstanding shares of Series D preferred stock would convert to a maximum of 91,932 additional shares of common stock.

SUMMARY COMBINED AND CONSOLIDATED FINANCIAL DATA

The following tables present our summary combined and consolidated historical financial information. You should read this information together with the combined and consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

On March 4, 2004, we completed the acquisition of assets and the assumption of certain liabilities of the TouchChip business unit of STM. This transaction was accounted for as a purchase business combination, resulting in our recording the acquired assets and liabilities at fair value and creating a new basis of accounting. See Note 3 of the notes to our combined and consolidated financial statements.

The combined balance sheet and statements of operations data in this prospectus for the periods prior and up to March 3, 2004 refer to the TouchChip business unit of STM, the predecessor company, and these periods are referred to as the pre-acquisition periods. The consolidated balance sheet and statements of operations data subsequent to March 3, 2004 refer to the successor company, and these periods are referred to as the post-acquisition periods. A vertical black line has been drawn between the accompanying financial statements to distinguish between the pre-acquisition and post-acquisition periods.

The combined statement of operations data for the fiscal year ended December 31, 2002 and the combined balance sheet data as of December 31, 2002 have been derived from the unaudited combined financial statements of the TouchChip business unit of STM, which were derived from the historical books and records of STM and which are not included in this prospectus. The combined statement of operations data for the fiscal year ended December 31, 2003 and the combined balance sheet data as of December 31, 2003 have been derived from the audited combined financial statements of the TouchChip business of STM, which are not included in this prospectus. The combined statement of operations data for the period from January 1, 2004 to March 3, 2004 have been derived from the audited combined financial statements of the TouchChip business unit of STM included in this prospectus.

Our combined financial statements for the pre-acquisition periods include allocations of certain STM expenses, including sales and marketing, general and administrative, STM corporate expenses such as legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other STM corporate and infrastructure costs. The expense allocations have been determined on bases that STM and we consider to be reasonable reflections of the utilization of services provided, or the benefit received, by the TouchChip business unit. The financial information included in this discussion and in our combined and consolidated financial statements may not be indicative of our financial position, operating results, changes in equity and cash flows in the future or what they would have been had we been a separate standalone entity during the pre-acquisition periods presented.

The consolidated statements of operations data for the period from March 4, 2004 to December 31, 2004 and for the fiscal years ended December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2004 has been derived from our audited financial statements not included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2006 and March 31, 2007 and the consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected for any future periods.

The pro forma basic and diluted net loss per share data gives effect to the conversion of our Series A, B-1 and C outstanding preferred stock into common stock immediately prior to the closing of our initial public offering and adjustments to eliminate accretion of preferred stock. The pro forma basic and diluted net loss per share data does not give effect to the conversion of Series D preferred stock.

	Predecessor Company			Successor Company
	Year Ended December 31,		Jan. 1, 2004 through Mar. 3, 2004	Mar. 4, 2004 through Dec. 31, 2004	Year Ended December 31,		Three Months Ended March 31,
	2002	2003			2005	2006	2006	2007
							(unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:

Revenue	$4,393	$4,275	$675	$8,216	$30,122	$53,655	$11,369	$11,969
Cost of revenue:
Products	3,970	3,210	1,025	6,794	18,453	35,984	7,761	7,506
Amortization of intangibles	—	—	—	972	1,167	1,167	292	194

Total cost of revenue	3,970	3,210	1,025	7,766	19,620	37,151	8,053	7,700

Gross profit (loss)	423	1,065	(350)	450	10,502	16,504	3,316	4,269

Operating expenses:
Research and development	5,836	5,224	797	3,382	6,810	8,347	1,834	2,056
Sales and marketing	977	726	215	2,206	6,459	8,888	1,885	2,299
General and administrative	593	582	146	2,073	4,295	8,287	1,270	2,774
Warrant expense	—	—	—	—	—	10,160	—	—
Amortization of intangibles	125	125	21	940	1,008	1,008	252	174

Total operating expenses	7,531	6,657	1,179	8,601	18,572	36,690	5,241	7,303

Loss from operations	(7,108)	(5,592)	(1,529)	(8,151)	(8,070)	(20,186)	(1,925)	(3,034)
Interest income	—	—	—	44	189	311	41	48
Interest and other expense	—	—	—	(181)	(64)	(423)	(112)	(51)

Loss before income taxes	(7,108)	(5,592)	(1,529)	(8,288)	(7,945)	(20,298)	(1,996)	(3,037)
Income tax expense (benefit)	—	—	—	(2,692)	622	429	47	19

Net loss	(7,108)	(5,592)	(1,529)	(5,596)	(8,567)	(20,727)	(2,043)	(3,056)
Accretion of preferred stock	—	—	—	533	694	775	182	206

Net loss attributable to common stockholders	$(7,108)	$(5,592)	$(1,529)	$(6,129)	$(9,261)	$(21,502)	$(2,225)	$(3,262)

Net loss per share—basic and diluted(1):
Attributable to common stockholders(2)				$(0.88)	$(0.90)	$(1.83)	$(0.20)	$(0.25)
Attributable to preferred stockholders				$(0.80)	$(0.84)	$(1.76)	$(0.19)	$(0.24)
Weighted average shares outstanding:
Common stock				—	232	951	638	1,787
Preferred stock				6,987	10,003	10,781	10,250	11,007
Pro forma net loss per share, basic and diluted (unaudited)(3)						$(1.77)		$(0.24)
Pro forma weighted average common shares outstanding (unaudited)(3)						11,732		12,794

(1)	The basic and diluted net loss per share computation excludes potential common shares upon exercise of options to purchase common stock as their effect would be anti-dilutive. See Note 14 of the notes to our combined and consolidated financial statements for a detailed explanation of the determination of shares used in computing basic and diluted loss per share.

(2)	Although there was no common stock outstanding from March 4, 2004 through December 31, 2004, basic net loss per share attributable to common stockholders is presented because shares of preferred stock that were participating securities were outstanding during the period.
(3)	For information regarding the computation of pro forma per share amounts, refer to Note 15 of the notes to our combined and consolidated financial statements included elsewhere in this prospectus. Pro forma basic and diluted net loss per share is presented for the year ended December 31, 2006 and the three months ended March 31, 2007 to reflect per share data assuming the conversion of all our preferred stock into shares of common stock, which will occur upon completion of this offering, as if the conversion had taken place on the original date of issuance and adjustments to eliminate accretion of preferred stock.

The following table presents a summary of our consolidated balance sheet data as of March 31, 2007:

•	on an actual basis;

•

on a pro forma basis to give effect to (a) the issuance of shares of our Series D preferred stock in May 2007 for proceeds of $7.0 million, (b) the conversion of all outstanding shares of our convertible preferred stock, including our Series D preferred stock, into shares of common stock immediately prior to completion of our initial public offering and (c) the filing of our amended and restated certificate of incorporation immediately prior to completion of our initial public offering; and

•

on the pro forma basis described above, as adjusted to reflect the sale of              shares of common stock by us in our initial public offering at an assumed initial public offering price of $       per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming the underwriters do not exercise their over-allotment option.

	As of March 31, 2007
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
Consolidated Balance Sheet Data:

Cash and cash equivalents	$5,374	$12,374	$
Working capital	6,103	13,103
Total assets	30,873	37,873
Long-term debt and capital lease obligations, including current portion	1,040	1,040
Mandatorily redeemable convertible preferred stock	39,885	—		—
Stockholders’ equity (deficit)	(38,291)	8,594		—

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, also may become important factors that affect us.

If any of the events or circumstances described in the following risks occur, our business, financial condition or operating results could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related To Our Business

Since our inception, we have incurred significant losses and expect to continue to incur significant losses in the future, and our limited operating history makes our future financial performance difficult to assess.

We commenced operations as an independent company in March 2004 when we acquired the fingerprint authentication security business of STM, known as the TouchChip business unit. Prior to the acquisition, we operated as a business unit of STM, which was in existence for only six years. We therefore have a limited independent operating history upon which to evaluate our operations and future prospects. We have a history of significant losses from inception, and at March 31, 2007, we had an accumulated deficit of $38.8 million. We expect to incur additional losses in the future.

Furthermore, we expect to incur additional significant expenses, including sales, marketing, business development and research and development expenses, with the expectation that our revenue will grow in the future, which may not occur. As a result, we may experience budgeting and cash flow management problems, fluctuations in our operating results and other difficulties, any of which could harm our ability to achieve or maintain profitability, increase the volatility of the market price of our common stock or harm our ability to raise additional capital.

In 2005 and 2006 and the three months ended March 31, 2007, we derived a substantial majority of our revenue from a limited number of end customers, and the loss of, or reduction in business from, one or more of our key end customers would harm our business.

We have historically derived, and we believe that for the foreseeable future we will continue to derive, a significant portion of our revenue from a limited number of end customers. In 2005, one of our end customers, Lenovo Group Limited (or IBM Corporation prior to the sale of its personal computer division to Lenovo in May 2005) accounted for approximately 64 percent of our revenue. Lenovo has been our most significant end customer since the first quarter of 2005. Four of our end customers, Lenovo, Toshiba Corporation, Dell Inc. and Sony Corporation, accounted for 44 percent, 14 percent, 13 percent and ten percent of our revenue, respectively, or approximately 81 percent of our revenue in the aggregate, for the year ended December 31, 2006, and 39 percent, 20 percent, ten percent and 12 percent of our revenue, respectively, or approximately 81 percent of our revenue in the aggregate, for the three months ended March 31, 2007. We expect that sales to these end customers will continue to account for a significant portion of our revenue for the remainder of 2007 and thereafter. The future of our business is substantially dependent on the continuation of our relationships with, and sales to, these end customers and our other significant end customers. We do not have any long-term contracts with Lenovo or our other significant end customers that assure the sale of our products, and our future sales to these end customers will depend upon the receipt of additional purchase orders from these end customers. If Lenovo or any other significant end customer reduces or delays its purchases from us or terminates its relationship with us, our revenue will decline significantly and our financial condition and operating results will suffer substantially.

We have derived a substantial majority of our revenue from sales to the notebook computer market, and the slowdown in the rate of growth in the notebook computer market has harmed and may continue to harm our business and operating results, as would any slowdown in general market acceptance of fingerprint authentication in notebook computers.

We currently depend on sales of our fingerprint authentication solutions in the notebook computer market for a substantial majority of our revenue. Due to our dependence on the notebook computer market, our revenue, financial condition and operating results continue to be particularly sensitive to slowdowns in the rate of growth in the notebook computer market, events such as recalls of critical components of notebook computers, announcements of operating system or other software or component upgrades for notebook computers and seasonal demand fluctuations for notebook computers. Any weakening in demand in the notebook computer market or in the level of our participation in that market would harm our business, financial condition and operating results.

While we intend to derive greater revenue from markets outside of the notebook computer market, we anticipate that sales of our products for notebook computers will continue to represent a substantial majority of our revenue for the foreseeable future. The notebook computer market as a whole has experienced a slowdown in the rate of growth, which could continue to adversely affect our revenue and operating results. Further, in some cases, notebook computer manufacturers have not been promoting biometric security solutions at the levels we had expected. Consumer spending and demand for our products are uncertain and acceptance of fingerprint authentication by end users is still low. Some end users are not using the biometric sensors that are incorporated in their notebook computers. If end user acceptance does not increase, notebook computer manufacturers may cease deployment of our fingerprint authentication solutions and our business, operating results and financial condition would be materially and adversely affected.

We expect our operating results to continue to vary significantly from period to period, and our operating results may be negatively affected by a number of factors.

Our operating results have historically varied significantly from period to period, and we expect that they will continue to do so in the future. For instance, our revenue in 2006 was $11.4 million in the first quarter, $13.4 million in the second quarter, $15.3 million in the third quarter and $13.6 million in the fourth quarter and was $12.0 million in the first quarter of 2007. Individual orders for our products can represent a meaningful percentage of our revenue and net income in any single period, and, therefore, the deferral or cancellation of, or failure to close, a single order in a period could result in a shortfall in revenue, net income or both, which could result in our failure to meet analysts’ or others’ expectations for that period. Furthermore, we base our current and future expense levels on our internal operating plans and sales forecasts, and our operating costs are largely fixed. As a result, we may not be able to reduce our costs sufficiently in any period to compensate for an unexpected near-term shortfall in revenue, and even a small shortfall could disproportionately and adversely affect our operating results for that period.

In addition, our operating results will continue to be affected by a number of factors, including the following:

•	changes in demand for fingerprint authentication or other security products;

•	changes in demand for notebook computers;

•	seasonality in our industry and the market for notebook computers and other markets;

•	the size and timing of our receipt of customer orders;

•	changes in the mix of products we or our customers sell;

•	the ability of our customers to accurately forecast demand for their products that incorporate our products;

•	fluctuation in demand for our products, including reduced demand that may be caused, for example, by product offerings from competitors;

•	price reductions or adjustments, competitive pricing pressures or the introduction of enhanced products and solutions from new or existing competitors;

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the inability to complete the timely and successfully development of designs, components and products and related software, to complete new product introductions that may result in improved gross margins or to manufacture in volume, install or integrate our products;

•	supply chain constraints and the lack of availability or increase in cost of key components of our products;

•	legal expenses, including litigation or regulatory compliance costs;

•	expenses related to acquisitions or mergers;

•	accounting and other expenses related to our development and maintenance of internal controls and other costs associated with being a public company;

•	impairment charges arising out of our assessments of goodwill and intangibles;

•	warrant charges and prepaid charges; and

•	volatility in our stock price, which may lead to higher stock compensation expenses pursuant to Statement of Financial Accounting Standards No. 123(R).

It may be difficult for us to accurately forecast our operating results from period to period. If we fail to meet the expectations of investors or analysts, our stock price may decline substantially. In addition, the fluctuations in our operating results may render period-to-period comparisons of our operating results less meaningful, and you should not rely upon comparisons as an indication of future performance.

Our gross margins fluctuate and will continue to fluctuate over time, which could harm our operating results.

Our gross margins have historically fluctuated. For example, our quarterly gross margins in 2006 ranged from 29.2 percent to 32.5 percent and our quarterly gross margins in 2005 ranged from 30.5 percent to 41.1 percent. Our gross margin was 35.7 percent in the three months ended March 31, 2007. We expect our gross margins to continue to fluctuate and be difficult to predict in the future due to, among other things:

•	increasing pressure to reduce our price levels;

•	mix of products sold and customer mix;

•	declines in average selling prices over the lives of our products;

•	our ability to reduce product costs, including the costs of components and services;

•	our ability to control inventory levels and associated inventory costs;

•	the introduction of new products by us or our competitors, which may initially have lower margins;

•	sales discounts and concessions, rebates or similar marketing programs; and

•	our ability to sell multiple products.

To maintain or increase our gross margins, we must develop and introduce on a timely basis new products and product enhancements and continually reduce our product costs. Our failure to do so could cause our revenue and gross margins to decline, and our consolidated financial position, operating results and cash flows could suffer significantly.

Our costs, such as employee costs, are substantially fixed in the short term and can only be adjusted periodically. As a result, a small shortfall in expected revenue would likely have a relatively large negative effect on our operating results. If anticipated revenue does not materialize as expected, our gross margins and operating results would be materially adversely impacted.

The average selling prices of products in our markets have historically decreased and will likely do so in the future, which could harm our revenue and gross margins.

Typically in the industry for silicon-based microelectronic products, the average selling price of a product has historically declined over the product’s life, which we expect will require us to reduce prices in the future. In addition, the products we develop and sell are used for high-volume applications, and our customers expect that the prices for our products will decrease as they increase the volume of products they purchase. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to similarly reduce prices in the future for mature products in response to competitive pricing pressures. For example, our contracts with some of our significant customers provide that we may not charge such customers more for certain products than we charge any of our other customers for the same products, subject to certain volume thresholds. Reductions in our average selling prices to one customer could impact our average selling prices to all customers. A decline in average selling prices would harm our gross margins. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs, adding new features to our existing products or developing new or enhanced products on a timely basis with higher selling prices or gross margins.

Loss of, delays by or increased costs charged by our limited or sole source suppliers may result in delays or additional expenses and materially adversely impact our ability to sell our products and conduct our operations.

We obtain components from sole suppliers or a limited group of suppliers, and we do not have any long-term agreements with any suppliers obligating them to continue to sell components or products to us at a particular price, for a particular period or at all. Any of our suppliers could unilaterally cease entirely the production and shipment of the components on which we rely or increase the prices of their products. In particular, STM is our primary source for processed wafers used in sensors and companion processors custom made to our specifications. In 2007, we also plan to use processed wafers supplied by Chartered

Semiconductor Manufacturing Ltd in our sensors and companion processors. Amkor Technology, Inc. is our primary source for packaging, assembly and test of sensors and companion processors. We are currently in the process of evaluating and qualifying second source suppliers for some of our products. Our reliance on STM, Chartered, Amkor and our other suppliers involves significant risks, including reduced or no control over quality, price and delivery schedules. Although we are party to agreements with these suppliers, none of these suppliers is required to allocate capacity within its internal or third-party foundries to us and any such supplier may unilaterally discontinue its production of components, increase prices or terminate our agreement. For example, in the second quarter of 2005, the prices STM charged for processed wafers we purchased from them increased significantly, which increased our cost of goods sold and adversely affected our gross margins and operating results.

We may experience significant delays in manufacturing and shipping our products to customers if we lose these sources or if the supplies from these sources are delayed, are of poor quality, are supplied in insufficient amounts or are available only at increased prices. As a result, we may be required to incur additional development, manufacturing, packaging and other costs to establish alternative sources of supply. It may take as long as a year or more to locate alternative suppliers, if required, or to re-tool our products to accommodate components from different suppliers. We cannot predict if we will be able to obtain replacement components within the time frames we require at an affordable cost, or at all. Any delays resulting from a supplier’s failure to deliver components or products on a timely basis, in sufficient quantities and of sufficient quality or any significant increase in the price of components from existing or alternative suppliers could disrupt our ability to meet customer demands or reduce our gross margins.

Additionally, we rely on our close working relationships with our suppliers to anticipate and deliver new products on a timely basis when new generation materials and technologies are made available. If we are not able to maintain our relationships with our suppliers, our ability to quickly offer advanced technology and product innovations to our customers would be impaired.

We rely on original equipment manufacturers and other partners to distribute our products, and we may be adversely affected if they choose not to continue to incorporate our products into their products.

Substantially all of our revenue is derived from sales to partners, including original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, systems integrators, distributors and resellers. Most of these relationships have not been formalized in a detailed contract and most may be terminated at any time. Where these relationships are formalized in a detailed contract, the contracts are often terminable with little or no notice. In addition, because our solutions are integrated into the complex products of OEM and ODM customers, we are required to make significant investments of time and resources in the design and interoperability of our solutions well before our customers introduce their products incorporating our solutions and before we know whether we will generate any significant sales to our customers or even recover our investment. During a customer’s entire product development process, we face the risk that our fingerprint authentication products will fail to meet our customer’s technical, performance or cost requirements or that our products will be replaced by competitive products or alternative technological solutions. The occurrence of any of these events could cause us to lose sales or sales to be deferred, which would adversely affect our operating results. We intend to continue to seek strategic relationships to distribute, license and sell certain of our products. However, we may not be able to negotiate acceptable relationships in the future and cannot predict whether current or future relationships will be successful.

If we fail to achieve design wins for our products, we may lose the opportunity to generate revenue for a significant period of time and be unable to recoup our investments in our products.

We expend considerable resources to achieve design wins for our products, especially our new products and product enhancements. Once a customer designs a biometric solution into a product, it is likely to continue to use the solution or enhanced versions of that solution from the same supplier across a number of similar and successor products for a period of time due to the significant costs associated with qualifying a new supplier and potentially redesigning the product to incorporate a different solution. If we fail to achieve an initial design win in a customer’s procurement process, we may lose the opportunity for significant sales to that customer for a number of its products and for a period of time. This may cause us to be unable to recoup our investment in our products, which would harm our business. In addition, we cannot assure you that the initial design wins we achieve will materially increase our revenue or that an initial design win will result in subsequent design wins. Achieving a design win does not necessarily mean that a customer will order large volumes of our products. A design win is not a binding commitment by a customer to purchase our products. Rather, it is a decision by a customer to use our products in the design process of that customer’s products. Customers can choose at any time to discontinue using our products in their designs or product development efforts. If our products are chosen to be incorporated into a customer’s products, we may still not realize significant revenues from that customer if that customer’s products are not commercially successful or if that customer chooses to qualify a second source. In addition, in the past, we have achieved initial design wins with customers that did not use our solutions for subsequent designs.

Our lengthy and variable sales and implementation cycles increase the cost of completing sales and render completion of sales less predictable, which makes it difficult to forecast financial results.

Our products often require a lengthy sales cycle ranging from several months to over a year before we receive purchase orders for our products. The length of the sales cycle depends in part on the fact that our customers may need to invest potentially substantial resources to modify the design of their products to incorporate our products. As a result, we have incurred and may continue to incur substantial expense before we generate associated revenue. The lengthy sales cycles of our products make forecasting the volume and timing of sales difficult. In addition, the delays inherent in lengthy sales cycles raise additional risks that customers may cancel purchase orders or change their product introduction plans. If customer cancellations occur, they could result in the loss of anticipated sales without allowing us sufficient time to reduce our operating expenses.

Further, if we are unable to sell our products to new customers on a timely basis, if our existing customers elect not to incorporate our products in new versions of their products or if our existing and proposed customers suffer delays in the development or sales of their products, our revenue may be adversely impacted and business and prospects may be harmed. Our customers must evaluate our technology and integrate our products and services into the products and services they provide. In addition, our customers may need to adopt a comprehensive sales, marketing and training program in order to effectively implement some of their products. For these and other reasons, the cycle associated with establishing licenses and implementing our products can be lengthy.

We face intense competition from other biometrics solutions providers, including diversified technology providers, alternative solutions providers and providers of biometrics products.

The market for fingerprint authentication solutions is competitive and evolving quickly. A significant number of companies have developed, or are developing and marketing, software and hardware for fingerprint biometrics products and applications that currently compete with, or will compete directly with, our product offerings. Some companies are marketing or developing optically based direct contact fingerprint image capture devices, or solutions based on retinal blood vessel, iris pattern, hand geometry, voice or various other types of biometric solutions. In addition, our offerings also compete with non-biometric authentication technologies such as public key infrastructure solutions, smart card security solutions, one-time password token solutions and traditional key, card surveillance and password systems. If one or more of these competing technologies or approaches were widely adopted in markets in which we are selling or intend to sell our products, it would significantly reduce the opportunities for sales of our products. We believe that additional competitors are entering the biometrics market and becoming significant long-term competitors and that, as a result, competition will continue to increase. Companies competing with us may introduce solutions that are competitively priced, offer superior performance, functionality or ease of use or incorporate technological advances or software enhancements we have not yet developed or implemented.

Our current principal direct competitors are silicon fingerprint biometric component providers, such as Atmel Corporation, AuthenTec, Inc. and Fujitsu Limited, which develop and market silicon fingerprint sensor products for the notebook and desktop computer, mobile phone, smart handheld device and portable storage drive markets.

Our current principal indirect competitors include:

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Automated Fingerprint Identification System, or AFIS, providers, such as Cogent Systems, L-1 Identity Solutions, Motorola Inc., NEC Corporation and Sagem Communication, which offer fingerprint biometric solutions primarily to governments and law enforcement agencies; and

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authentication providers, such as RSA Security (recently acquired by EMC Corporation) and Vasco Data Security, Inc., which provide tokens and other authentication solutions to enterprises and organizations, and VeriSign, Inc., which provides public key infrastructure and other authentication solutions to enterprises and organizations.

We expect competition to intensify in the near term in the biometrics market. Many current and potential competitors have substantially greater financial, marketing, research and manufacturing resources than we have. If one of our direct competitors is acquired by an indirect competitor with such greater resources we may be competitively harmed. We expect to continue to see consolidation in this industry, as evidenced by the recent merger between Viisage Technology Inc. and Identix Inc to create L-1 Identity Solutions. To compete effectively in this environment, we must continually develop and market new and enhanced products and technologies at competitive prices and have the resources available to invest in significant research and development activities. Our failure to compete successfully could cause our revenue and market share to decline.

Our success depends in part upon our end customers’ ability to successfully sell and support their products incorporating our technology.

We sell our products directly to OEMs that include our technology in their products and to ODMs that include our technology in the products they supply to OEMs. Accordingly, our revenue is dependent in part upon sales by OEMs of their products that incorporate our products. In addition, we rely on OEMs to support our solutions that they incorporate into their products. Our products are highly technical and may require a high level of customer support. If the OEMs do not appropriately support our embedded solutions or are not successful in marketing and selling their products that incorporate our solutions, demand for authentication solutions from the OEMs’ end users would likely decline and our revenue and operating results would be adversely affected. A cancellation or change in plans by a customer, whether due to lack of market acceptance of its products or otherwise, could cause us to lose anticipated sales. Our business and operating results could suffer if a significant customer reduces or delays orders or delays the release of, or chooses not to release, products that contain our technology. For instance, in 2006, an OEM customer overestimated its requirements for our products and built up a substantial inventory. This significantly reduced the customer’s subsequent orders in the second half of 2006, which negatively affected our revenue for the second half of 2006 and the first quarter of 2007 and is expected to have a similar negative impact on the second quarter of 2007.

Further, sales to our OEM and ODM customers could be depressed as a result of recalls of their products, anticipation of future releases of their products, competition or other reasons. For example, in the third quarter of 2006, one of our OEM customers recalled a large number of notebook computers. Although this recall was for reasons unrelated to our solutions, we believe it decreased that OEM’s sales of notebook computers incorporating our products and future sales may be further reduced as a result of this recall or similar events. In addition, we believe that sales of notebook computers have declined in the recent past due to anticipation of new operating system software, such as Microsoft Vista, and other components.

If the markets for biometrics products do not experience significant growth or if our products and services do not achieve broad acceptance both domestically and internationally, we will not be able to achieve our anticipated level of growth.

Our revenue is derived from sales of our fingerprint authentication products. We cannot accurately predict the future growth rate, if any, or the ultimate size of the fingerprint authentication market, nor can we accurately predict the rate of adoption of fingerprint authentication technology in the commercial sector. Any expansion of the fingerprint authentication market and the market for our products depends on a number of factors, such as:

•	the cost, performance and reliability of our products and related software and services and the products and related software and services offered by our competitors;

•	customers’ perceptions regarding the benefits of fingerprint authentication in comparison to other forms of security and authentication products and services;

•	the development and growth of demand for our products outside of the market for notebook computers;

•	public perceptions regarding the intrusiveness of these products, associated privacy risks and the manner in which organizations use and store the biometric information collected;

•	proposed or enacted U.S., state or foreign legislation or regulations related to privacy of information or biometrics products in general;

•	software development that supports and is compatible with fingerprint authentication technology;

•	customers’ satisfaction with our products and with biometrics products in general; and

•	marketing efforts and publicity regarding our products and biometrics products in general.

Furthermore, certain groups have publicly objected to the use of fingerprint authentication and other biometrics products for some applications on the grounds that the use of such products interferes with civil liberties and personal privacy rights, and legislation has been proposed to regulate the use of these types of products. If such initiatives result in restrictive legislation or in a market rejection of fingerprint authentication or other biometrics products, the market for our products may be adversely impacted.

Even if fingerprint authentication or other biometrics products gain wide market acceptance, our products may not adequately address market requirements and may not continue to gain market acceptance. If biometrics products generally or our products specifically do not gain wide market acceptance, we may not be able to achieve our anticipated level of growth and our revenue and operating results will suffer.

Our strategy to increase our sales of products and services in other markets may not be successful.

A key component of our strategy is to develop and increase our sales in markets other than the notebook computer market, such as the mobile phone and security services markets, each of which is at an early stage of adoption compared to the notebook computer market. Our efforts to increase our sales of products and services in other markets may not be successful. For instance, in the past we made efforts to develop our sales in the portable storage market. In early 2006, a portable storage vendor purchased our sensors but did not market them and no longer incorporates our products. Further, we have had minimal success in the mobile phone market though certain of our competitors have had significant sales in this market. We cannot assure you that sales of our products or services in these other markets will gain wide market acceptance, that these markets will develop and grow as we expect, that we will successfully develop products and services for these markets or that we will have the same success in these markets as we have had in the notebook computer market. If we cannot increase sales of our products into these markets or if we fail to generate revenue from additional markets, our revenue could decline.

We place binding manufacturing orders based on our forecasts, and if we fail to adequately forecast demand for our products, we may incur product shortages or excess product inventory.

Our third-party manufacturers require that we provide forecasts of our anticipated manufacturing orders and place binding manufacturing orders in advance of receiving purchase orders from our customers. The lead time for ordering parts and materials and building many of our products can be several months. As a result, we must order certain parts and materials and build our products based on forecasted demand. This may result in product shortages or excess product inventory because we cannot easily increase or decrease our manufacturing orders. For example, in the past, we have significantly underestimated the number of products requested by our customers. In addition, we may in the future underestimate or overestimate the orders we expect to receive particularly with newly introduced products into which our products are incorporated. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders and, thus, negatively impact our relationships with our customers. In addition, an incorrect forecast based on an overestimate of customer demand could result in substantial product in inventory that becomes aged, slow moving or obsolete, which could result in writedowns of excess or obsolete inventory. Our failure to adequately forecast demand for our products could cause our quarterly operating results to fluctuate and cause our common stock price to decline.

If we cannot establish relationships with customers that are market leaders or if these customers develop their own fingerprint authentication solutions or adopt a competitor’s products instead of buying our products, our business may be harmed.

We intend to continue to pursue customers that are leaders in our target markets. We may not succeed in establishing these relationships because these companies may develop their own fingerprint authentication solutions, adopt one or more of our competitors’ products or determine that our products do not enhance the marketability of their products. For instance, in 2006, a leading portable storage vendor bought a small number of sensors from us but did not market the sensors and is no longer using our product. Further, as yet we have not developed a sustaining relationship with a mobile phone manufacturer, although certain of our competitors have derived significant sales from the mobile phone market.

In addition, relationships with market leading customers often require us to develop or enhance our software, which may involve significant technological and production challenges and costs. These types of customers also frequently place considerable pressure on us to meet their tight development schedules. Accordingly, if we establish such relationships, we may have to devote a substantial amount of our limited resources to these relationships, which could detract from or delay our completion of other important development projects. Delays in development of these projects could impair our relationships with other customers and negatively impact sales of the products under development. Any failure to develop these relationships or any diversion of resources to satisfy the demands of our customers could materially adversely affect our business.

Our operating results depend in part on our ability to grow and develop our direct and indirect distribution channels, and our inability to do so could adversely affect future operating results.

Our failure to grow and develop our direct sales channel or to increase the number of our indirect distribution channels and the volume of products sold through such distribution channels could have a material adverse effect on our business, operating results and financial condition. We must continue to develop relationships with existing channel partners or they may choose to devote greater resources to support the products of competitors.

If we fail to establish and maintain strategic relationships, our business and operating results will be adversely affected.

We need to create relationships with third parties, including some of our competitors, to ensure that our products will interoperate with the third parties’ products. If our products do not work with third-party products used by our customers and potential customers, then our products could lose or fail to achieve market acceptance. We may not be able to find appropriate strategic partners or may not be able to enter into relationships on commercially favorable terms or at all. Furthermore, the relationships we do enter into may not be successful. Our strategic partners may decide to pursue alternative technologies or to develop alternative products in addition to or instead of our products, either on their own or in collaboration with our competitors.

Failure to increase our brand awareness could limit our ability to compete effectively.

If ODM and OEM customers do not associate us with high quality products, we may be unable to keep our existing customers, attract new customers or successfully introduce new products. We also compete indirectly with a number of established companies that have developed or are developing security and user authentication solutions that may diminish the need for our solutions. Competitive and other pressures may require us to increase our marketing expenses to promote our brand name and the benefits associated with brand creation may not outweigh the risks and costs associated with establishing our brand name. Our failure to develop a strong brand name or the incurrence of excessive costs associated with establishing our brand name may harm our business.

International uncertainties and fluctuations in the value of foreign currencies could harm our business and profitability.

For each of the years ended December 31, 2005 and 2006 and the three months ended March 31, 2007, revenue outside of the U.S. accounted for 92 percent, 94 percent and 91 percent of our revenue, respectively. We also currently have international operations, including offices in Singapore, Taiwan, Japan, Hong Kong and the Czech Republic.

Risks inherent in marketing, selling and delivering products in foreign and international markets, each of which could have a material and adverse impact on our financial results and stock price, include those associated with:

•	difficulties in building and managing foreign operations;

•	delays in or absolute prohibitions on exporting products resulting from export restrictions for certain products and technologies, including “crime control” products and encryption technology;

•	regulatory uncertainties in foreign countries;

•	loss of, or delays in importing, products, services and intellectual property developed abroad, resulting from unstable or fluctuating, social, political or governmental conditions;

•	loss of revenue, property, including intellectual property, and equipment from expropriation, nationalization, war, insurrection, terrorism, criminal acts and other political and social risks;

•	the overlap of different tax structures and other foreign and U.S. taxation issues;

•	risks of increases in taxes and other government fees;

•	difficulties in enforcing agreements and collecting receivables through foreign legal systems and other relevant legal issues;

•	seasonal reductions in business activity;

•	longer payment cycles;

•	fluctuations in foreign currencies and the U.S. dollar;

•	potential weaknesses in foreign economies;

•	general economic and political conditions in the markets in which we operate; and

•	unexpected domestic and international regulatory, economic or political changes.

Our sales, including sales to customers outside the U.S., are denominated in U.S. dollars, and therefore we currently are not subject to risk associated with sales denominated in foreign currencies. However, downward fluctuations in the value of foreign currencies relative to the U.S. dollar may make our products more expensive than local solutions in international locations. This would make our products less price competitive than local products, which could harm our business. In addition, as a result of our foreign operations, we have expenses, assets and liabilities that are denominated in foreign currencies. We do not currently engage in currency hedging activities to limit the risks of currency fluctuations on our international sales or on costs associated with our supply chain and research and development operations. Therefore, fluctuations in the value of foreign currencies could harm our operating results.

Concentration of ownership of our common stock may give stockholders affiliated with certain of our board members significant influence over our business.

A small number of investors own a significant number of shares of our common stock. As of June 30, 2007, entities affiliated with Sofinnova Partners, Sofinnova Ventures, Diamondhead Ventures, Earlybird Venture Capital and Partners Group, five of our largest investors, collectively owned approximately 64 percent of our outstanding common stock on a fully diluted basis, assuming conversion of our outstanding preferred stock, the exercise of all outstanding options and warrants to purchase common stock and the issuance of all shares of common stock reserved for issuance under our option plans. After taking into account the shares being sold by us in our initial public offering, approximately          percent of our outstanding common stock will be held by affiliates of such investors after the offering. Three members of our board of directors are affiliated with certain of these investors and serve on our compensation committee and nominating and corporate governance committee. If the directors affiliated with these investors were to act in concert, they could exercise significant influence over the votes of our board of directors. Further, if these investors were to act in concert, their concentration of stock ownership could allow them to exercise significant control over our strategic decisions and block, delay or substantially influence all matters requiring stockholder approval, such as the election of directors, amendment of our charter documents and approval of significant corporate transactions such as a merger or a sale of all or substantially all of our assets.

The interests of these investors may conflict with the interests of other holders of our common stock with regard to such matters. Furthermore, this concentration of ownership of our common stock could allow these stockholders to delay, deter or prevent a third party from acquiring control of us at a premium over the then-current market price of our common stock, which could result in a decrease in our stock price.

If we fail to manage future growth effectively, our business would be harmed.

We have expanded our operations significantly since inception and anticipate that further significant expansion will be required. This recent and potential future growth has and will continue to place significant demands on our management, infrastructure and other resources. To accommodate this growth, we need to upgrade operating, financial, accounting and information technology systems and will need to hire, integrate and retain highly skilled and motivated employees. We may encounter delays or difficulties in implementing these new systems, and the implementation of such systems could be costly and time consuming. The failure to implement these systems quickly or at all, and to otherwise manage our growth, could have an adverse impact on our business, operating results and financial condition.

In addition, we are in the process of implementing a new enterprise resource planning system, or ERP system, that we have licensed from SAP AG. The new ERP system is designed to integrate all of our data and processes into a unified system, including payroll, human resources, supply chain, inventory and accounting. We expect the implementation to be substantially completed by the end of 2007. If we are unable to implement the ERP system and upgrade our other information technology systems in a timely and efficient manner, management’s attention may be diverted from other business concerns and we may encounter difficulties in accurately reporting our financial performance on a timely basis, either of which could have a material adverse effect on our business, financial condition and operating results.

If we fail to develop and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Effective internal controls and procedures are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our brand and operating results could be harmed. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. We have recently begun the implementation of a new ERP system, the implementation of which we expect to be substantially completed by the end of 2007. If we experience difficulties in transitioning to our new ERP system, these difficulties could result in deficiencies in our internal controls and procedures.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, shortly after completion of our initial public offering and in connection with our Annual Report on Form 10-K for the year ending December 31, 2008, we must perform system and process evaluation and testing of our internal control over financial reporting as of December 31, 2008 to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we continue to incur substantial accounting expense and expend significant management time on compliance-related issues. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common stock would likely decline and we could be subject to sanctions or investigations by The Nasdaq Global Market, the SEC or other regulatory authorities, which would require additional financial and management resources.

The difficulty of maintaining effective internal controls and procedures is increased because we operate our business internationally. We have our headquarters in Emeryville, California, a significant research and development facility in Prague, Czech Republic and a sales and operations facility in Singapore. We also have offices in Japan and Taiwan. Moreover, all of the current members of our finance and accounting organization have only been employed with us for a short period of time. For example, our chief financial officer joined us in March 2006 and our controller joined us in October 2006.

Some of our customers and suppliers could eventually become our competitors.

Many of our customers are large integrated circuit suppliers and some of our large customers already have developed or are developing their own fingerprint biometric solutions. These large customers have longer operating histories, significantly greater resources and name recognition, more extensive and established direct and indirect sales forces and a larger base of customers than we do. The process of licensing our technology and our support of such customers to effectuate the transfer of technology may enable them to become a source of competition to us, despite our efforts to protect our intellectual property rights. In addition, we compete with divisions within some of our customers. For example, we have sold and continue to sell our products to different divisions within one of our significant customers, which has also been and continues to be a competitor of ours. In addition, one of our significant customers uses fingerprint sensors supplied by one of our competitors in some of its product lines. This customer or our other customers could elect to replace our sensors with sensors supplied by our competitors.

In the past, we have lost design wins to divisions within our customers and this may occur again in the future. In addition, our products and services may compete with those of some of our customers. For example, some of our customers provide services to their customers that we may choose to provide directly in the future. In this event such customers may cease to purchase our products, which could adversely affect our sales. Accordingly, the amount of revenue that we derive from a specific customer may vary from period to period and a significant customer in one period may not be a significant customer in any subsequent period, which makes it difficult to accurately forecast our revenue and operating results. We cannot assure you that some of our customers will not continue to compete with us, that they will continue to be our customers or that they will continue to license products from us at the same volumes. Competition could increase pressure on us to reduce our prices and profit margins, and an inability to accurately forecast our revenue and operating results could materially adversely affect our financial conditions and operating results.

In addition, our noncompetition agreement with STM expires in March 2008. Our development of much of our intellectual property while we were a division of STM and our continued reliance on STM as a primary supplier of processed silicon wafers for production of most of our products provide STM with a significant understanding of our products and business. Accordingly, after the termination of our noncompetition agreement, STM may be uniquely positioned to compete against us. Competition from STM or another supplier could adversely affect our business.

A security breach or failure in our solutions could result in the disclosure of proprietary or personal information, causing us to incur liability and adversely affecting market perception of our products and services.

Many of the products we sell are designed to secure or manage proprietary or personal information, including identification of persons based on their fingerprints. Security breaches might occur through a hacker compromising our software that stores user passwords or that authenticates users through their fingerprints, physical tampering with our products or through falsification of fingerprints or the templates our products create based on fingerprints. The strength of our fingerprint authentication solutions and of related security technologies is constantly tested by computer professionals, academics and hackers. Any significant advance in the techniques for attacking biometric solutions could make some or all of our products obsolete or unmarketable. The potential exists for attempts by third parties to reverse engineer our products to find vulnerabilities. If a third party successfully hacks any of our products, we may need to dedicate engineering and other resources to eliminate the vulnerabilities. For example, if a third party were to hack our fingerprint authentication solutions, our customers may demand that we replace some or all of our solutions with more secure substitutes. If we are required to make these replacements or if we cannot address the vulnerabilities in our products in a timely fashion, our business and operating results would be adversely impacted. In addition, our customers and potential customers could perceive our products as unreliable, making it more difficult for us to sell our products. In addition to being costly to repair and causing delays and other difficulties, a security breach, a failure in one of our solutions or public perception that such a breach or failure has occurred or is likely could result in negative publicity of our products and decisions by customers to limit our access or involvement with personal information and cause serious harm to our business. A security breach or failure in systems that we sell could result in the disclosure of personal and biometric information that could harm our business by causing us to incur liability and adversely affecting market perception of our products and services.

Our products must meet exacting specifications and could have unknown defects or errors, which could diminish demand for our products, give rise to claims against us or divert application of our resources from other purposes, any of which may harm our business.

Our customers typically establish demanding quality, performance and reliability specifications for our products. However, products as complex as ours are difficult to manufacture and assemble, particularly in large volumes, and may develop or contain undetected defects or errors. Despite testing we perform before shipment of our product to customers, defects or errors may arise in our existing or new products that are not found until after they are used by our customers. Since our products are used in systems with other vendors’ products, our products may not be adequately tested until they are successfully integrated with these systems. Errors may be found in new products or releases after shipment, and our products may not operate as expected. This may lead to delays or shortages in the availability of certain products or, in some cases, the unavailability of products. If one of our customers recalls its products due to a defect in our incorporated product, we could be liable to that customer for losses it incurs as a result of the recall. There is a risk that for unforeseen reasons we may be required to repair or replace a substantial number of products in use or to reimburse customers for products that fail to work or meet strict performance criteria. We carry product liability insurance, but existing coverage may not be adequate to cover potential claims.

The negative effects of any delay or failure could be exacerbated if the delay or failure occurs in products that provide personal security, secure sensitive computer data, authorize financial transactions or perform other functions where a security breach could have significant consequences. If a product launch is delayed or is the subject of an availability shortage because of problems with our ability to manufacture or assemble the product successfully on a timely basis, or if a product or service otherwise fails to meet performance criteria, we may lose revenue opportunities entirely or experience delays in sales of a product or service in addition to incurring higher operating expenses during the period required to correct the defects. Performance failure in our products may cause loss of market share, delay in or loss of market acceptance, additional warranty expense or product recall or other contractual liabilities. Defects or errors in our products might discourage customers from purchasing future products and could seriously harm our reputation and our ability to generate sales to new or existing customers. Errors or defects in our products could result in loss of revenue and increased service and warranty costs, delays in market acceptance, diversion of engineering and other resources, and injury to our reputation.

The security industry is characterized by rapid technological change and evolving industry standards, which could render our existing products obsolete.

In order to compete effectively in the biometric authentication market, and in the security market in general, we must continually design, develop or acquire and market new and enhanced products and related software enhancements at competitive prices and we must have the resources available to invest in significant research and development activities. Our operating results will depend in part upon our ability to develop and introduce a variety of new capabilities and enhancements to our existing products and related software enhancements in order to address the changing and sophisticated needs of the marketplace. In addition, if a new technology is introduced that performs fingerprint authentication better than our silicon-based sensors or is less expensive to produce than our silicon-based sensors, we may be required to replace our silicon-based sensors with sensors incorporating such new technology in order to compete effectively, which could be costly and time consuming and cause us to lose competitive advantage and market share. The security market requires frequent assessments of the future direction of authentication and other security technologies, which are difficult to accurately predict. A failure to accurately predict such developments could cause us to expend resources on technologies and products that will not be widely accepted by customers. In addition, an inability to bring new products to market incorporating new technologies, capabilities or enhancements could adversely affect our sales and operating results.

If biometrics solutions and products based on technologies other than fingerprint recognition become predominant or more significant in the biometrics market, our business, financial condition and operating results could suffer materially.

Our current business and products are based primarily on fingerprint biometrics. It is possible that other biometrics solutions could become predominant or more significant in the future, such as biometrics solutions based on face or iris recognition. In such event, we cannot assure you that we would be able to develop successful products and solutions based on these other biometrics or that any such products or solutions we develop would be as successful as our fingerprint biometrics products.

Failure by us to maintain the proprietary nature of our technology, intellectual property and manufacturing processes could have a material adverse effect on our business, operating results, financial condition, stock price, and on our ability to compete effectively.

We principally rely upon patent, trademark, copyright, trade secret and contract law to establish and protect our proprietary rights. There is a risk that claims allowed on any patents or trademarks we hold may not be broad enough to protect our technology. Our patents or trademarks may be challenged, invalidated or circumvented, and we cannot be certain that the rights granted thereunder will provide competitive advantages to us. Moreover, any current or future issued or licensed patents, trademarks or currently existing or future developed trade secrets or know-how may not afford sufficient protection against competitors with similar technologies or processes, and the possibility exists that certain of our already issued patents or trademarks may infringe upon third-party patents or trademarks or be designed around by others. In addition, there is a risk that others may independently develop proprietary technologies and processes, which are the same as, substantially equivalent to or superior to ours or which become available in the market at a lower price.

Foreign laws treat the protection of proprietary rights differently from laws in the U.S. and may not protect our proprietary rights to the same extent as U.S. laws. The failure of foreign laws or judicial systems to adequately protect our proprietary rights or intellectual property, including intellectual property developed on our behalf by foreign contractors or subcontractors may have a material adverse effect on our business, operations, financial results and stock price.

There is a risk that if a third party or parties allege that we infringe or in the future may infringe patents or trademarks owned by such third parties, as has recently been the case, we may need to acquire licenses under patents or trademarks belonging to others for technology potentially useful or necessary to us, and that licenses may not be available to us on acceptable terms, if at all.

We may have to continue to litigate to enforce our patents or trademarks or to determine the scope and validity of other parties’ proprietary rights. Litigation is very costly and could continue to divert management’s attention. An adverse outcome in any litigation may have a severe negative effect on our financial results and stock price. To determine the priority of inventions, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office or oppositions in foreign patent and trademark offices, which could result in substantial cost and limitations on the scope or validity of our patents or trademarks.

We also rely on trade secrets and proprietary know-how, which we seek to protect by confidentiality agreements with service providers and third parties. There is a risk that these agreements may be breached, and that the remedies available to us may not be adequate. In addition, our trade secrets and proprietary know-how may otherwise become known to or be independently discovered by others.

We have been sued and may in the future be sued by third parties for alleged infringement of their proprietary rights.

If the size of our market increases, the likelihood of an intellectual property claim against us increases. Our technologies may not be able to withstand third-party claims against their use. Any intellectual property claims, with or without merit, could be time-consuming and expensive to litigate or settle, and could divert management attention away from the execution of our business plan. In addition, we may be required to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling in such a claim. An adverse determination could also prevent us from offering our products to others.

For example, STM has notified us of its belief that, under the terms of our purchase and supply agreement with STM, we are required to indemnify STM in connection with a lawsuit filed by IDEX ASA against STM, or the IDEX U.K. action, alleging a breach by STM of a license agreement between STM and IDEX occurring before our purchase of the TouchChip business unit of STM in 2004. IDEX alleges that STM failed to make certain royalty payments and transferred confidential information belonging to IDEX to persons in STM’s TouchChip business unit and that such confidential information has been transferred by STM to us and is present in some of our products that STM manufactures. We are working with STM to defend the IDEX U.K. action and successfully petitioned the court to be joined as a party to this action. IDEX has filed an amended claim that removed all allegations relating to any alleged transfer of confidential information. The IDEX U.K. action was argued in a bench trial beginning at the end of June 2007, and the parties await a ruling from the court. We do not believe that any of our products incorporate the confidential information at issue. In addition, we deny STM’s right to any such indemnification and notified STM in 2005 that, with respect to claims IDEX made against STM prior to the IDEX U.K. action, which claims are substantially similar to those alleged in the IDEX U.K. action, STM must indemnify us for any losses we suffer arising out of the IDEX claims pursuant to our contribution agreement with STM. STM denies our right to any such indemnification.

In the course of our defense of the IDEX action, we submitted an application to the court, which the court subsequently granted, to have Stiftelson For Industriell Og Teknisk Forskning Ved NTH, or SINTEF, joined to the IDEX action on the basis that SINTEF is the registered proprietor of two of the European patents under contention. Subsequently, SINTEF and IDEX filed a lawsuit in Delaware against us, alleging that we infringe a U.S. patent and seeking unspecified damages and injunction against the sale of our products.

In addition, International Automated Systems, Inc., or IAS, has filed a lawsuit in the State of Utah against IBM Corporation and Lenovo, both of which are our customers. IAS alleges that IBM and Lenovo infringe one of IAS’ patents, which, according to IAS, covers the fingerprint sensors used on such customers’ personal computers. Because the fingerprint sensors used in these customers’ computers are supplied by us, both IBM and Lenovo have sought indemnification from us. We have filed a lawsuit against IAS seeking declaratory judgment that we do not infringe its patent and that the IAS patent is not valid. IAS has since added us as a party to its litigation against IBM and Lenovo.

On March 9, 2007, Cogent, Inc. filed a lawsuit in California against us, alleging that we infringe a U.S. patent that covers fingerprint sensors, systems and software sold by us. According to the complaint, Cogent is seeking unspecified damages and an injunction against the sale of our products. See “Business—Legal Proceedings” elsewhere in this prospectus for further information.

The above IAS and IDEX litigation will continue to be, and the Cogent litigation may be, very costly, and the four lawsuits may significantly divert management’s attention. While we intend to vigorously defend each such action, we cannot assure you that we will be successful. An adverse outcome in any matter may have a severe negative effect on our financial results, business condition and stock price.

If we license our software source code to customers, we will face increased risks that our trade secrets will be exposed through inadvertent or intentional disclosure, which could harm our competitive position or increase our costs.

We may in the future license our software source code to our customers, which would increase the number of parties who have access to some of our trade secrets and other proprietary rights. Any contractual provisions we put in place with such licensees regarding nondisclosure and nonuse of our source code may not be sufficient to protect us from improper disclosure or use. The costs of enforcing contractual rights could substantially increase our operating costs and may not ultimately succeed in protecting our proprietary rights. In addition, if our competitors access our source code, they may gain further insight into our technology and the design of our products, which would harm our competitive position.

If we are unable to continue to obtain U.S. government authorization regarding the export of our products, or if current or future export laws limit or otherwise restrict our business, we could be prohibited from shipping our products to certain countries, which could cause our business, financial condition and operating results to suffer.

We must comply with U.S. laws regulating the export of our products, including the Export Administration Regulations administered by the U.S. Department of Commerce and the International Traffic in Arms Regulations. In some cases, explicit authorization from the U.S. government is needed to export our products to certain countries. The export regimes and the governing policies applicable to our business are subject to change. We cannot assure you that such export authorizations will be available to us or for our products in the future. If we cannot obtain required government approvals under applicable regulations, we may not be able to sell our products in certain international jurisdictions, which could substantially limit the growth of our business and have a material adverse effect on us.

The historical financial information in this prospectus for periods prior to March 4, 2004 has been derived from the historical books and records of STM on a carve-out basis and may not be indicative of our financial results had we owned the TouchChip business during the periods presented or of our results of operations and financial condition in the future.

On March 4, 2004, we purchased certain assets and assumed certain liabilities of the TouchChip business unit of STM. Prior to the acquisition, the operations of the TouchChip business represented an integrated component of STM’s operations. STM did not account for the TouchChip business separately and the TouchChip business was not operated on a separate standalone basis. Therefore, our combined financial statements prior to March 4, 2004 have been carved out from the consolidated financial statements of STM using the historical results of operations and historical bases of the assets and liabilities of the TouchChip business that we acquired. Accordingly, the historical financial information that we have included in this prospectus for periods prior to the acquisition does not necessarily reflect what our financial position, results of operations and cash flows would have been had the TouchChip business operated as a standalone entity during the periods presented.

We have not made adjustments to our historical financial information to reflect many significant changes that occurred to the structure, funding and operations of the TouchChip business as a result of the sale of the assets and liabilities of the TouchChip business to us by STM, including increased costs associated with reduced economies of scale and to the establishment of sales and marketing, general and administrative and other business functions associated with operating as a standalone entity.

Further, our limited operating history as a standalone entity makes evaluating our business and our future financial prospects difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently formed companies that acquire a business previously part of a larger corporation with the ability to share efficiencies, support services and various business functions across multiple business units.

Cyclicality in the semiconductor industry may indirectly affect our revenue if we are unable to control our expenses adequately in response to changes in revenue from one period to the next.

The semiconductor industry has historically been cyclical and is characterized by wide fluctuations in product supply and demand. From time to time, this industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, excess inventories and declines in general economic conditions. Because our products contain semiconductor components, our products depend in part on supply and demand in the semiconductor industry. This cyclicality could cause our operating results to decline dramatically from one period to the next. In addition to the sale of our products, our business depends in part on volume of production, which, in turn, depends in part on the current and anticipated market demand for semiconductors and products that use semiconductors. As a result, if we are unable to control our expenses adequately in response to lower revenue from our customers, our operating results will suffer and we might experience operating losses.

Delays in introducing new products and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or related software enhancements at competitive prices may cause customers to forego purchases of our products and purchase our competitors’ products.

The development of new or enhanced products and services is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may experience development, marketing and other technological difficulties that may delay or limit our ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. For instance, we experienced delays in manufacturing our first dedicated mobile product, which is manufactured by Chartered, due to initial design difficulties. These manufacturing delays have caused us to lose the opportunity to compete for new business opportunities offered by certain mobile device manufacturers. Furthermore:

•	our technology may become obsolete upon the introduction of alternative technologies;

•	we may incur substantial costs if we need to modify our products and services to respond to these alternative technologies;

•	we may not have sufficient resources to develop or acquire new technologies or to introduce new products or services capable of competing with future technologies;

•	we may be unable to acquire the rights to use the intellectual property necessary to implement new technology;

•	when introducing new or enhanced products or services, we may be unable to effectively manage the transition from older products and services; and

•

the speed and effectiveness with which we are able to develop, qualify and deliver new products and technologies may not keep pace with the demands of the marketplace and the capabilities of our competitors.

Continued participation by us in the market for fingerprint authentication products that are linked to forensic quality databases under the jurisdiction of governmental agencies may require the investment of resources in upgrading our products and technology in order for us to compete and to meet regulatory and statutory standards. We may not have adequate resources available to us or may not adequately keep pace with appropriate requirements in order to effectively compete in the marketplace.

Termination of all or some of our backlog of orders could negatively affect our sales.

We record an item as backlog when we receive a contract, purchase order or other notification indicating the specific products, services or a combination of products and services to be purchased, the purchase price, specifications and other customary terms and conditions. There can be no assurance that any of the contracts comprising our backlog will result in actual revenue in any particular periods or that the actual revenue from such contracts will equal our backlog estimates. Furthermore, we can not provide assurance that any contract included in our estimated backlog that actually generates revenue will be profitable. These estimates are based on our limited experience under such contracts and similar contracts and may not be accurate. For instance, in 2006, one of our OEM customers overestimated future orders for our product. This significantly reduced the customer’s subsequent orders in the second half of 2006, which negatively affected our revenue in the second half of 2006 and the first quarter of 2007 and is expected to have a similar negative impact on our revenue for the second quarter of 2007. In addition, in 2006, one of our distributors ordered a significant number of sensors for use in USB readers ahead of securing a firm order for such sensors. The distributor did not secure the order and returned the products to us, which created excess inventory.

We use a third party to warehouse and ship our products and any failure to adequately store and protect our products or to deliver our products in a timely manner could harm our business.

We use a third party to warehouse and ship our products. As a result, we rely on this third party to adequately protect and ensure the timely delivery of our products. All of our finished products are warehoused in the same facility. Any disruption in our relationship with our third-party warehouse and shipping provider or any natural disaster, work stoppage or other disruption at our third-party warehouse could cause significant delays in the fulfillment of customer orders, and we may not be able to locate other such service providers in a timely manner that can provide comparable services to us on acceptable commercial terms. If our products are not delivered in a timely manner or are not sufficiently protected prior to delivery, our business could suffer.

We may experience lower than expected manufacturing yields, which would delay the production of our products.

The manufacture of our products is a highly complex process. Minute impurities in silicon wafers have caused and may cause in the future a substantial number of wafers to be rejected and numerous die on a wafer to be nonfunctional. Companies such as ours often encounter difficulties in achieving acceptable product yields from their manufacturers. Our main silicon wafer foundry has from time to time experienced lower than anticipated manufacturing yields with our products. This often occurs during the production of new products or the installation and start-up of new process technologies. We may also experience yield problems as we migrate our manufacturing processes to smaller or different geometries. If we do not achieve planned yields, our product costs could increase, and product availability would decrease.

We may be subject to repair, replacement, reimbursement and liability claims as a result of products that fail to work or to meet applicable performance criteria.

We may be required to repair or replace a substantial number of products in use or to reimburse customers for products that fail to work or meet strict performance criteria. We attempt to limit remedies for product failure to the repair or replacement of malfunctioning or noncompliant products or services, and we also attempt to minimize exposure to product and related liabilities by including in our agreements warranty disclaimers and limitations of consequential and related damages. In the future, we may negotiate liability provisions that vary from our standard form agreements. There is a risk that our contractual provisions may not adequately minimize our product and related liabilities or that such provisions may be unenforceable. We carry product liability insurance, but existing coverage may not be adequate to cover potential claims.

Indemnification from STM for certain liabilities, licensed intellectual property and other matters are limited, and our agreements with STM may expose us to indemnification obligations.

In connection with our purchase of the TouchChip business unit of STM in March 2004, STM provided us with certain representations, warranties, covenants and agreements with respect to the assets and liabilities transferred to us and STM retained certain liabilities. STM agreed to indemnify us for damages that we may incur with respect to such matters. Also at the time of our acquisition of the TouchChip business unit, we agreed to indemnify STM against certain damages it may incur as a result of the liabilities and agreements we assumed in connection with the acquisition, including certain liability for intellectual property infringement with respect to products we sell. The time period for seeking recourse for a breach of the representations and warranties given to us by STM expired in September 2005, subject to certain exceptions, and as such we may be obligated to pay for any damages we may incur in relation to the assets and liabilities we purchased from STM. However, both STM and we may still seek indemnification relating to damages resulting from assets and liabilities held by the other party. Prior to the expiration of the claims period for a breach of the representations and warranties, STM and we have made claims for indemnification against one another in connection with a lawsuit filed by IDEX ASA against STM alleging breach of a license agreement and a confidentiality agreement. See “Business—Legal Proceedings” elsewhere in this prospectus for more information. If we are unable to enforce the indemnification rights we have against STM, if STM is successful in asserting its claims against us or if we have no or limited rights of recovery against STM, we could be obligated to pay damages to third parties in connection with liabilities not covered by STM or associated with the intellectual property we licensed from STM. Our inability to successfully seek recourse against STM or the payment of any such damages by us could materially adversely affect our business, financial condition and operating results.

We are dependent on our management team, and the loss of any key member of our team may impair our ability to operate effectively and may harm our business and operating results.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly our chief executive officer, Alan Kramer. The relationships that our key managers have cultivated with our customers make us particularly dependent upon their continued employment with us. We are also dependent in part on the continued services of our existing engineering and project management personnel because of the highly technical nature of our products. Although we have entered into offer letters with our executive officers and certain of our key personnel, we do not have employment agreements obligating them to provide us with continued services. Therefore, they could terminate their employment with us at any time without penalty. We also do not have any post-employment noncompetition agreements with any of our employees. We do not maintain key person life insurance policies on any of our executives or key employees. The loss of one or more members of our management team or other key employees could seriously harm our business.

Because competition for highly qualified senior engineers and senior technical managers is intense, we may not be able to attract and retain the managers we need to support our planned growth.

To execute our growth plan, we must attract and retain highly qualified senior engineers and senior technical managers. Competition for hiring these engineers and managers is intense, especially those with high levels of experience in designing, developing and marketing fingerprint biometrics products. Many of the companies with which we compete for hiring experienced engineers and managers have greater resources than we have. In addition, in making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. Significant volatility in the price of our stock after this offering may, therefore, adversely affect our ability to attract or retain key engineers and managers. Furthermore, proposed changes to accounting principles generally accepted in the U.S. relating to the expensing of stock options may discourage us from granting the sizes or types of stock options that job candidates may require to join our company. As such, we may not be successful in attracting and retaining qualified engineers and managers. If we fail to attract new personnel or fail to retain and motivate our current engineers and managers, our business and future growth prospects could be severely harmed.

In addition, because competition for skilled personnel in our industry is intense, companies such as ours sometimes experience high attrition rates with regard to their skilled employees. The loss of any significant number of our existing key technical personnel or our inability to attract and retain key technical employees in the future could have a material adverse effect on both our ability to win new business and our financial results.

Our effective tax rate may increase or fluctuate, which could increase our income tax expense and reduce our net income.

Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

•	the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate, which have differing statutory tax rates;

•	changing tax laws, regulations, and interpretations in multiple jurisdictions in which we operate as well as the requirements of certain tax rulings;

•	changes in our assessment of our ability to realize of deferred tax assets and changes in the valuation of our deferred tax assets and deferred tax liabilities;

•	changes in accounting and tax treatment of stock-based compensation as well as timing of option exercises and dispositions;

•	results of tax examinations by the Internal Revenue Service and state and foreign tax authorities; and

•	the tax effects of purchase accounting for potential future acquisitions and non-recurring charges, which may cause fluctuations between reporting periods.

Failure to establish and maintain an efficient international structure may adversely affect our tax rate, financial condition and operating results.

During 2006, we realigned certain areas of our operations in connection with the implementation of an international organizational structure, and we plan to further realign our operations in 2007. As a result of this realignment we transferred certain assets previously held in the U.S. to a foreign subsidiary. If we fail to maintain our realigned international organizational structure, our operating results may be adversely affected. In addition, our international organizational structure may result in an increased volume of transactions. A failure to process those transactions in an accurate and timely manner could be indicative of a deficiency or weakness in our internal control over financial reporting, and accounting for those transactions may require us to increase our headcount either domestically or internationally.

Our international organizational structure requires that we understand complex tax laws and regulations in various domestic and international jurisdictions. If we are unable to comply with domestic and international tax laws, our tax rate and our financial condition may be adversely impacted. Further, the domestic and international tax laws governing our structure are subject to change and to different interpretations, which could adversely affect our operations and financial position.

Terrorist attacks, acts of war or natural disasters may harm our future revenue and financial condition, increase our expenses and disrupt our business.

Our operations could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. For example, our corporate headquarters are located near major earthquake fault lines in California, and our manufacturing operations located in Singapore may be affected by tsunamis. In the event of a major earthquake, tsunami or other natural or manmade disaster, we could experience loss of life of our employees, destruction of facilities or other business interruptions, any of which could materially adversely affect us.

Furthermore, the operations of our sole and limited source suppliers or our third-party warehouse could be subject to natural disasters, attacks and other business disruptions, which could cause shortages and price increases in various raw materials essential for the manufacture our products or result in shortages of our products. For example, the machines used to mold our products are located in one facility of Amkor, and our entire finished product inventory is located in one third-party warehouse. Any natural disaster, attack or other business disruption at either such facility would cause significant product shortages to us. If we are unable to procure an adequate supply of raw materials that are required for us to manufacture our products, or if our third-party warehouse or the operations of our suppliers of raw materials are affected by natural disasters or business disruptions, our revenue and operating results would be adversely affected.

In addition, terrorist attacks, acts of war or acts of nature, such as earthquakes, floods, tsunamis or hurricanes, may cause damage or disruption in the U.S. and abroad and adversely affect our ability to sell our products. If any of these events occurs, any resulting economic instability could, directly or indirectly, negatively affect our facilities, operations and business. We cannot predict with certainty the potential effect of future terrorist attacks, the national and international responses to terrorist attacks, other acts of war or hostility or future natural disasters on our business. Such attacks or natural disasters could harm our business, operating results and financial condition.

Potential future acquisitions could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our financial results.

As part of our business strategy, we intend to continue to consider acquisitions of technologies, products or companies that we believe could accelerate our ability to compete in our core markets or allow us to enter new markets. Acquisitions involve numerous risks, including:

•	exposure to unknown liabilities of acquired companies or assets;

•	higher than anticipated acquisition costs and expenses;

•	effects of costs and expenses of acquiring and integrating businesses, technologies or both on our operating results and financial condition;

•	effects of costs and expenses of integrating and introducing new technologies and entering into new markets;

•	the difficulty and expense of assimilating the operations and personnel of the companies;

•	disruption of our ongoing business;

•	diversion of management time and attention;

•	failure to maximize our financial and strategic position by the successful incorporation, integration and launch of acquired technology;

•	failure to realize the potential of acquired technologies, complete product development, or properly obtain or secure appropriate protection of intellectual property rights;

•	the maintenance of uniform standards, controls, procedures and policies;

•	loss of key employees and customers as a result of changes in management; and

•	incurring amortization expenses.

Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairments in the future and could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, the equity held by our existing stockholders may be diluted, which could adversely affect the market price of our stock. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and The Nasdaq Global Market, have imposed various new requirements on public companies, including requiring changes in corporate governance practices. We expect these new rules and regulations to make obtaining director and officer liability insurance more expensive and to cause us to incur substantial costs to obtain coverage similar to our current coverage as a privately held company. We also expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For instance, we expect compliance with SEC requirements applicable to public companies to cause us to incur expenses associated with the preparation of periodic reports, the solicitation of proxies prior to each stockholders’ meeting and the implementation, maintenance and evaluation of disclosure controls and procedures and internal control over financial reporting, as well as other costs of compliance applicable to public companies. We are unable to currently estimate with any degree of certainty the costs that we may incur as a public company. If these costs are not offset by increased revenues and improved financial performance, our operating results could be adversely affected.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and rules of The Nasdaq Global Market, and Institutional Shareholder Services, or ISS, proposals are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity and short history of application, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. These conditions could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to continuing to maintain high standards of corporate governance and public disclosure. As a result, we intend to invest significant resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to, among many factors, ambiguities related to practice, our reputation may be harmed.

Our charter documents and Delaware law may deter potential acquirers of our business and may thus depress our stock price.

Upon the closing of this offering, our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that could delay or prevent a change of control of our company that our stockholders might consider favorable. In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may discourage, delay or prevent certain business combinations with stockholders owning 15 percent or more of our outstanding voting stock. These and other provisions in our charter documents may make it more difficult for stockholders or potential acquirers to initiate actions that are opposed by the then-current board of directors, including delaying or impeding a merger, tender offer, or proxy contest or other change of control transaction involving our company. Any delay or prevention of a change of control transaction could cause stockholders to lose a substantial premium over the then current market price of their shares.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from executing our growth strategy.

We believe that our existing cash and cash equivalents, together with our available borrowings under our loan agreement together with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs in the ordinary course of business for at least the next 12 months. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	market acceptance of our products;

•	the need to adapt to changing technologies and technical requirements;

•	the existence of opportunities for expansion; and

•	access to and availability of sufficient management, technical and marketing personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing, and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Risks Related To This Offering

There has been no prior public market for our common stock, and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation among the representative of the underwriters on the one hand and us on the other. This price may not reflect the market price of our common stock following this offering. An active trading market may not develop following completion of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. We cannot assure you that the market price will equal or exceed the initial public offering price of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

The trading prices of the securities of technology companies have historically been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Factors affecting the trading price of our common stock may include:

•	variations in our financial results;

•	announcements of technological innovations, new products, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	changes in the estimates of our financial results or changes in the recommendations of any analysts and others that elect to follow our common stock; and

•	market conditions in our industry, the industries of our customers and the economy as a whole.

In addition, if the market for biometrics or other technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business or financial results. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

If analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts who do cover us downgrades our stock, the price of our stock could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Future sales of our common stock in the public market, or the perception that such sales could occur, could cause our stock price to decline.

Future sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock. Based on the number of shares outstanding as of                     , 2007 and assuming no exercise of the underwriters’ over-allotment option, beginning approximately 180 days after completion of this offering, subject to extension in certain limited circumstances,             shares of our common stock will be eligible for sale in the public market, of which the sale of             shares will be subject to volume, manner of sale and other limitations contained in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and of which              shares represent common stock subject to options that, if exercised, will be eligible for resale pursuant to Rule 701 under the Securities Act. In addition, we have granted holders of              shares of our outstanding common stock, including shares of preferred stock convertible into common stock, rights to require us, subject to conditions, to register the public sale of their shares under the Securities Act. See “Shares Eligible for Future Sale” elsewhere in this prospectus. If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up period and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline below the initial public offering price.

Our management will have broad discretion over the use of the proceeds to us from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion over the use of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We anticipate we will use the net proceeds that we receive from this offering for working capital and general corporate purposes, including research and development and potential acquisitions of products, technologies or companies. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. See “Use of Proceeds” elsewhere in this prospectus.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

The initial public offering price of our common stock is substantially higher than the book value per share of the outstanding common stock after this offering. Therefore, based on the initial public offering price of $             per share, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $             per share. If the underwriters exercise their over-allotment option, or if outstanding options to purchase our common stock are exercised, you will experience additional dilution.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements may include words such as “believe,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “potential,” “predict” or similar expressions indicating future results or expectations. Forward-looking statements contained in this prospectus include, but are not limited to, statements relating to:

•	our expectations regarding our revenues, margins and expenses;

•	our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing;

•	plans for future products, for enhancements of existing products and for development of new technologies;

•	our anticipated growth strategies;

•	existing and new customer relationships and design wins;

•	our expectations regarding customer, market and geographic concentration;

•	our expectations regarding competition and consolidation in the markets in which we operate;

•	our intellectual property, third-party intellectual property and claims related to infringement thereof;

•	anticipated trends and challenges in our business and the markets in which we operate;

•	sources of new revenue;

•	the spending of our net proceeds from this offering;

•	the impact of cyclicality in the semiconductor industry on our business;

•	the impact of the adoption of new accounting standards or interpretations on our financial statements;

•	the potential impact of litigation;

•	our ability to achieve and sustain profitability; and

•	any expectations of a future effective tax rate.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, operating results, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, those described in “Risk Factors.” No forward-looking statement is a guarantee of future performance, and you should not place undue reliance on any forward-looking statement.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Except as otherwise required by law, we undertake no obligation to update or revise any forward-looking statement contained in this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $             million from the sale of the             shares of common stock offered by us in this offering, based on an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise the over-allotment option in full, we estimate that we will receive net proceeds of $             million.

The principal purposes of this offering are to obtain additional capital and liquidity, to create a public market for our common stock, to improve the effectiveness of our equity compensation plans in attracting and retaining key employees and to enhance our ability to acquire other businesses, products or technologies.

We intend to use the net proceeds from our sale of shares of common stock in this offering for working capital and other general corporate purposes, which may include hiring additional personnel and investing in sales, marketing and research and development. We may also use a portion of the net proceeds to repay our credit facility or acquire other businesses, products or technologies. However, we do not have agreements or commitments for any specific repayments or material acquisitions at this time. Pending such uses, we may invest the net proceeds in short-term investment-grade securities.

We have a credit facility with Comerica Bank that includes a working line of credit for up to $5.0 million and a term loan for financing the purchase of equipment, software, furniture and other assets for up to $5.5 million. The interest on the line of credit is at the bank’s prime rate (8.25 percent at March 31, 2007) and on the term loan is at the bank’s prime rate plus one percent (9.25 percent at March 31, 2007). The line of credit matures on December 31, 2008 and the term loan matures at various dates between December 31, 2007 and December 31, 2008. No borrowings under the line of credit were outstanding at March 31, 2007. Borrowings outstanding under the term loan at March 31, 2007 were approximately $1.0 million. The amounts and timing of any repayments of the credit facility will depend on numerous factors, including the amount of cash used in or generated by our operations.

We have not assigned specific portions of our net proceeds from this offering for any particular uses, and we will retain broad discretion in the allocation of the net proceeds. The amounts and timing of our actual expenditures will depend on numerous factors, including the amount of cash used in or generated by our operations, sales and marketing activities and competitive pressures. We therefore cannot estimate the amount of the net proceeds we will use for any of the purposes described above.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. Our credit facility with Comerica Bank limits our ability to pay dividends. We currently intend to retain any future earnings and do not currently expect to pay any cash dividends.

CAPITALIZATION

The following table summarizes our capitalization as of March 31, 2007:

•	on an actual basis;

•

on a pro forma basis to give effect to (a) the issuance of shares of our Series D preferred stock in May 2007 for proceeds of $7.0 million, (b) the conversion of all outstanding shares of our convertible preferred stock, including our Series D preferred stock, into shares of common stock immediately prior to completion of our initial public offering and (c) the filing of our amended and restated certificate of incorporation immediately prior to completion of our initial public offering; and

•

on a pro forma as adjusted basis after giving effect to the sale of              shares of common stock offered by us in our initial public offering at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming the underwriters do not exercise their over-allotment option.

You should read the capitalization table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” elsewhere in this prospectus and our combined and consolidated financial statements and related notes beginning on page F-1 of this prospectus.

	As of March 31, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share amounts)
Total long-term debt and capital lease obligations, including current portion, and notes payable to a bank under a revolving loan	$1,040	$1,040	$1,040

Warrant liability	10,160	10,160	10,160

Mandatorily redeemable convertible preferred stock
Authorized: 11,007,146 shares actual, no shares pro forma and no shares pro forma as adjusted
Issued and outstanding: 11,007,124 shares actual, no shares pro forma and no shares pro forma as adjusted	39,885	—	—

Stockholders’ (deficit) equity:
Common stock, $0.0001 par value
Authorized: 46,000,000 shares actual, shares pro forma and shares pro forma as adjusted
Issued and outstanding: 1,635,516 shares actual, 13,080,412 shares pro forma and shares pro forma as adjusted
Additional paid-in capital	296	47,181
Accumulated deficit	(38,815)	(38,815)
Accumulated other comprehensive loss	228	228

Total stockholders’ equity (deficit)	(38,291)	8,594

Total capitalization	$13,090	$19,794

The information in the table above excludes, as of March 31, 2007:

•	666,666 shares issuable upon exercise of an outstanding warrant at an exercise price of $0.03 per share;

•	889,426 shares issuable upon exercise of outstanding options at a weighted average exercise price of $4.71 per share; and

•	141,724 shares available for future grant or issuance under our equity incentive plans.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. As of March 31, 2007, our pro forma net tangible book value was $6.3 million, or $0.48 per share of common stock, based upon 13,080,412 shares outstanding as of such date. Our pro forma net tangible book value per share represents the amount of our total tangible assets, including $7.0 million in proceeds from issuance of our Series D preferred stock, reduced by the amount of our total liabilities and divided by the total number of 13,080,412 shares of our common stock outstanding as of March 31, 2007, after giving effect to the conversion of our preferred stock, including our Series D preferred stock issued in May 2007, into common stock. After giving effect to our sale in this offering of shares of our common stock at an assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2007 would have been $            , or $             per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to investors purchasing shares in this offering.

The following table illustrates the dilution per share:

Initial public offering price per share		$
Pro forma net tangible book value per share at March 31, 2007, before giving effect to this offering	$0.48
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in pro forma net tangible book value per share to new investors		$

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to this offering would be $            per share, and the dilution in pro forma net tangible book value per share to new investors would be $            per share.

The following table summarizes on the pro forma as adjusted basis described above, as of March 31, 2007, the differences between the number of shares of common stock purchased from us, the total cash consideration paid and the average price per share paid by the existing stockholders and by the new investors purchasing common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased			Total cash considerations			Average price per share
	Number	Percentage		Amount	Percentage
Existing stockholders			%	$		%
New investors			%			%

Total		100.0%			$100.0%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own             percent and our new investors would own             percent of the total number of shares of our common stock outstanding after our initial public offering.

The preceding discussion and tables assume no exercise of stock options or warrants outstanding as of March 31, 2007. As of March 31, 2007, there were:

•	666,666 shares issuable upon exercise of an outstanding warrant at an exercise price of $0.03 per share;

•	889,426 shares issuable upon exercise of outstanding options at a weighted average exercise price of $4.71 per share; and

•	141,724 shares available for future grant or issuance under our equity incentive plans.

SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA

The following tables present our selected combined and consolidated historical financial information. You should read this information together with the combined and consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

On March 4, 2004, we completed the acquisition of assets and the assumption of certain liabilities of the TouchChip business unit of STM. This transaction was accounted for as a purchase business combination, resulting in our recording the acquired assets and liabilities at fair value and creating a new basis of accounting. See Note 3 of the notes to our combined and consolidated financial statements.

The combined balance sheet and statements of operations data in this prospectus for the periods prior and up to March 3, 2004 refer to the TouchChip business unit of STM, the predecessor company, and these periods are referred to as the pre-acquisition periods. The consolidated balance sheet and statements of operations data subsequent to March 3, 2004 refer to the successor company, and these periods are referred to as the post-acquisition periods. A vertical black line has been drawn between the accompanying financial statements to distinguish between the pre-acquisition and post-acquisition periods.

The combined statement of operations data for the fiscal year ended December 31, 2002 and the combined balance sheet data as of December 31, 2002 have been derived from the unaudited combined financial statements of the TouchChip business unit of STM, which were derived from the historical books and records of STM and which are not included in this prospectus. The combined statement of operations data for the fiscal year ended December 31, 2003 and the combined balance sheet as of December 31, 2003 have been derived from the audited combined financial statements of the TouchChip business of STM, which are not included in this prospectus. The combined statement of operations data for the period from January 1, 2004 to March 3, 2004 have been derived from the audited combined financial statements of the TouchChip business unit of STM included in this prospectus.

Our combined financial statements for the pre-acquisition periods include allocations of certain STM expenses, including sales and marketing, general and administrative, STM corporate expenses such as legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other STM corporate and infrastructure costs. The expense allocations have been determined on bases that STM and we consider to be reasonable reflections of the utilization of services provided, or the benefit received, by the TouchChip business unit. The financial information included in this discussion and in our combined and consolidated financial statements may not be indicative of our financial position, operating results, changes in equity and cash flows in the future or what they would have been had we been a separate standalone entity during the pre-acquisition periods presented.

The consolidated statements of operations data for the period from March 4, 2004 to December 31, 2004 and for the fiscal years ended December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2004 has been derived from our audited financial statements not included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2006 and March 31, 2007 and the consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected for any future periods.

The pro forma basic and diluted net loss per share data give effect to the conversion of all of our outstanding preferred stock into common stock immediately prior to the closing of our initial public offering and adjustments to eliminate accretion of preferred stock. The pro forma basic and diluted net loss per share data does not give effect to the conversion of Series D preferred stock into common stock.

	Predecessor Company			Successor Company
	Year Ended December 31,		Jan. 1, 2004 through Mar. 3, 2004	Mar. 4, 2004 through Dec. 31, 2004	Year Ended Dec. 31,		Three Months Ended March 31,
	2002	2003			2005	2006	2006	2007
							(unaudited)
	(in thousands, except per share amounts)
Combined and Consolidated Statement of Operations Data:
Revenue	$4,393	$4,275	$675	$8,216	$30,122	$53,655	$11,369	$11,969
Cost of revenue:
Products	3,970	3,210	1,025	6,794	18,453	35,984	7,761	7,506
Amortization of intangibles	—	—	—	972	1,167	1,167	292	194

Total cost of revenue	3,970	3,210	1,025	7,766	19,620	37,151	8,053	7,700

Gross profit (loss)	423	1,065	(350)	450	10,502	16,504	3,316	4,269
Operating expenses:
Research and development	5,836	5,224	797	3,382	6,810	8,347	1,834	2,056
Sales and marketing	977	726	215	2,206	6,459	8,888	1,885	2,299
General and administrative	593	582	146	2,073	4,295	8,287	1,270	2,774
Warrant expense	—	—	—	—	—	10,160	—	—
Amortization of intangibles	125	125	21	940	1,008	1,008	252	174

Total operating expenses	7,531	6,657	1,179	8,601	18,572	36,690	5,241	7,303

Loss from operations	(7,108)	(5,592)	(1,529)	(8,151)	(8,070)	(20,186)	(1,925)	(3,034)
Interest income	—	—	—	44	189	311	41	48
Interest and other expense	—	—	—	(181)	(64)	(423)	(112)	(51)

Loss before income taxes	(7,108)	(5,592)	(1,529)	(8,288)	(7,945)	(20,298)	(1,996)	(3,037)
Income tax expense (benefit)	—	—	—	(2,692)	622	429	47	19

Net loss	(7,108)	(5,592)	(1,529)	(5,596)	(8,567)	(20,727)	(2,043)	(3,056)
Accretion of preferred stock	—	—	—	533	694	775	182	206

Net loss attributable to common stockholders	$(7,108)	$(5,592)	$(1,529)	$(6,129)	$(9,261)	$(21,502)	$(2,225)	$(3,262)

Net loss per share—basic and diluted(1):
Attributable to common stockholders(2)				$(0.88)	$(0.90)	$(1.83)	$(0.20)	$(0.25)
Attributable to preferred stockholders				$(0.80)	$(0.84)	$(1.76)	$(0.19)	$(0.24)
Weighted average shares outstanding:
Common stock				—	232	951	638	1,787
Preferred stock				6,987	10,003	10,781	10,250	11,007
Pro forma net loss per share:
Basic and diluted (unaudited)(3)						$(1.77)		$(0.24)
Pro forma weighted average common shares outstanding (unaudited)(3)						11,732		12,794

	Predecessor Company		Successor Company
	As of December 31,		As of December 31,			As of March 31, 2007
	2002	2003	2004	2005	2006
						(unaudited)
			(in thousands)
Combined and Consolidated Balance Sheet Data:
Cash and cash equivalents	$145	$934	$4,459	$9,020	$10,449	$5,374
Working capital	1,196	2,752	5,248	7,399	7,931	6,103
Total assets	5,136	7,442	23,183	30,657	37,973	30,873

Long-term debt and capital lease obligations, including current portion, and notes payable to a bank under a revolving loan	—	—	525	3,236	1,493	1,040
Warrant liability	—	—	—	—	10,160	10,160

Mandatorily redeemable convertible preferred stock	—	—	19,060	29,040	39,679	39,885
Net investment/stockholders’ deficit	4,550	5,875	(5,945)	(14,963)	(35,408)	(38,291)

(1)	The basic and diluted net loss per share computation excludes potential common shares upon exercise of options to purchase common stock as their effect would be anti-dilutive. See Note 14 of the notes to our combined and consolidated financial statements for a detailed explanation of the determination of shares used in computing basic and diluted loss per share.
(2)	Although there was no common stock outstanding from March 4, 2004 through December 31, 2004, basic net loss per share attributable to common stockholders is presented because shares of preferred stock that were participating securities were outstanding during the period.
(3)	For information regarding the computation of pro forma per share amounts, refer to Note 15 of the notes to our combined and consolidated financial statements included elsewhere in this prospectus. Pro forma basic and diluted net loss per share is presented for the year ended December 31, 2006 and the three months ended March 31, 2007 to reflect per share data assuming the conversion of all our preferred stock into shares of common stock, which will occur upon completion of this offering, as if the conversion had taken place on the original date of issuance and adjustments to eliminate accretion of preferred stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our combined and consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements based on current expectations that involve numerous risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including but not limited to those set forth under “Risk Factors” and elsewhere in this prospectus. See the disclosure regarding “Forward-Looking Statements” elsewhere in this prospectus.

Overview

We are a leading provider of security products and solutions for the fingerprint authentication market. Our fingerprint authentication products are embedded in millions of notebook computers each year to provide convenient security for end users. Our products incorporate sophisticated security technologies to provide accurate and reliable fingerprint authentication in small, durable and low-cost form factors suitable for use in notebook computers, other portable electronic devices and physical access control. Our fingerprint modules and chipsets ensure high levels of security and privacy, and our sensor-only products are designed for cost sensitive applications. We believe that our fingerprint solutions, which integrate our compact silicon sensors with our proprietary coprocessors and our software, are among the most secure fingerprint authentication products in the industry.

We sell our products to original equipment manufacturers, or OEMs, principally through distributors and original design manufacturers, or ODMs. We offer our products as comprehensive solutions, comprised of proprietary hardware and software components, to minimize the time and cost required for manufacturers to integrate our fingerprint authentication solutions into their products. Our OEM end customers include seven of the top ten global notebook computer manufacturers, including Lenovo Group Limited, Toshiba Corporation, Dell Inc. and Sony Corporation. Our fingerprint authentication products are also used by governmental agencies to control physical access to secure areas and logical access to computer networks.

Our revenue increased from $8.2 million in the period from March 4, 2004 through December 31, 2004, to $30.1 million in 2005 and to $53.7 million in 2006. Our net loss increased from $5.6 million in the period from March 4, 2004 through December 31, 2004, to $8.6 million in 2005 and to $20.7 million in 2006. For the three months ended March 31, 2007, our revenue was $12.0 million and our net loss was $3.1 million. Our revenue growth has been primarily driven by increased adoption of fingerprint authentication solutions in notebook computers, increased shipments to new customers due to increased adoption of our fingerprint sensors and increased sales to our largest customers as a result of the incorporation of our units into more of its product designs. The notebook computer market accounted for a substantial majority of our revenue in 2005, 2006 and the three months ended March 31, 2007, respectively. In late 2004, we began shipping products to IBM Corporation, or Lenovo after the purchase by Lenovo of IBM’s personal computer division in May 2005. Following our first design win with Lenovo, we began providing our solutions to additional OEM customers. Lenovo, our largest end customer, accounted for 64 percent, 44 percent and 39 percent of our revenue in 2005, 2006 and the three months ended March 31, 2007, respectively. Our largest OEM end customers, Lenovo, Toshiba, Dell and Sony, accounted for 66 percent, 81 percent and 81 percent of our revenue in the aggregate in 2005, 2006 and the three months ended March 31, 2007, respectively. We anticipate that the concentration of our revenue in the notebook computer market and our customer concentration within this market will continue for the foreseeable future.

We were incorporated in the State of Delaware in December 2003 to acquire the fingerprint authentication security business of STM, known as the TouchChip business unit. At the closing of the acquisition in March 2004, we issued shares of our preferred stock to STM in exchange for certain assets and liabilities of the TouchChip business unit of STM. Concurrently with the closing, certain venture capital investors purchased shares of our preferred stock that represented a majority of our outstanding capital stock and had the right to designate a majority of the members of our board of directors. STM sold all of its preferred stock to our other preferred stockholders in July 2005. Prior to the acquisition of the TouchChip business, we had no significant operations. However, the TouchChip business was operated as a business unit of STM that was funded through investments by, and borrowings from, STM. Since the acquisition, we have funded operations primarily through the issuance of our equity securities and bank borrowings. From the date of the acquisition through March 31, 2007, we incurred an accumulated deficit of $38.8 million.

We operate our business using a fabless semiconductor model and, as such, do not own or operate semiconductor manufacturing facilities. In addition, we outsource packaging, assemble and test of our fingerprint sensor products. By outsourcing these processes, we are able to avoid many of the fixed costs associated with owning and operating such facilities and take advantage of the scale of operations that third-party suppliers provide. Because we do not have long-term fixed supply agreements, our processed silicon wafer costs are subject to changes based on the cyclical demand for semiconductors and many other factors. After we purchase processed silicon wafers from foundries, we are subject to the yield risks associated with manufacturing these wafers into packaged integrated circuits.

Historically, we have relied upon STM to supply our processed silicon wafers for our products. In addition, most of the packaging, assembly and test of our products is performed by Amkor, an outside packaging, assembly and test contractor based in Asia. Our reliance on these suppliers limits our control over quality, component pricing and delivery schedules. For example, in the second quarter of 2005, the prices STM charged for processed wafers we purchased from them increased significantly, which increased our expenses and adversely affected our gross margins during such period and thereafter. These prices were reduced after we contracted Chartered to be our second foundry source of processed wafers, but our reliance on these and other third-party suppliers limits the predictability of our product costs.

Key Business Metrics

We believe that our current value proposition, providing customers with accurate and reliable fingerprint authentication in small, durable and low-cost form factors, together with increasing customer and end-user demand for reliable and convenient authentication and data security, will allow us to increase our revenue. We believe we are well positioned to benefit from the demand for convenient mobile security solutions in the current regulatory environment. Our research, development and marketing efforts are focused on the notebook computer, mobile phone, smart handheld device, portable storage drive and software and services markets, all of which we believe are characterized by significant unit volumes and high growth potential.

We monitor a number of key metrics to help forecast growth, establish budgets, measure the effectiveness of our sales and marketing efforts and measure operational effectiveness.

Design Wins.    We actively participate in evaluations of our products with customers and potential customers, and we consider design wins to be an important component of our future success. Design wins often result in our solutions being incorporated into customers’ products. A design win with a customer typically results in future revenue, as well as an opportunity to create a relationship with the customer, and we are often able to extend our sales to the customer through subsequent design wins for additional products. Our long-term revenue expectations are based primarily on internal forecasts that take into account factors such as customer design wins, expected design wins and the expected time to market for products deploying our solutions.

Attachment Rates.    Once our solutions have been incorporated into a customer’s product, we monitor the percentage of such product sold by the customer that includes our solution, or the attachment rate. Many of our OEM and ODM customers design their products so that they can be manufactured and sold with or without our solutions. Therefore, the rate at which our solutions are incorporated into our customers’ products is an important indicator of future revenue.

Market Adoption.    Our revenue growth will depend significantly on growth in the notebook computer market and our ability to continue to attract new customers in that market. Any growth will also depend on our ability to introduce, and the market acceptance of, new products using advancing technology and offering higher performance as well as new products designed to serve the mobile phone, smart handheld device, portable storage drive and software and services markets. Our rate of growth will be directly affected by the continued adoption of our products in the notebook computer market and our ability to expand into other markets as well as the timing and size of orders, product mix, average selling prices, costs of our products and general economic conditions.

Gross Margin.    Our goal is to increase our gross margin to achieve profitability of our business. Our gross margin is primarily affected by the average selling prices of our solutions as well as the price of the processed wafers we use in our solutions and the cost of packaging, assembly and test of our products. As is typical in our industry, the average selling prices for our products have declined over the life of the products. Accordingly, we must reduce the costs of producing our products faster than the decline in their average selling prices, or continuously introduce higher margin products, in order to improve our gross margin. We consider our ability to monitor and manage the costs related to the production of our products to be an important factor in the achievement and improvement of profitability.

Operating Expense and Cash Management.    Our ability to forecast revenue is critical to managing our operating expense. We intend to manage operating expense so that it increases at a slower rate than our revenue growth. We also intend to expand our workforce to support our anticipated growth. Our operating expense is comprised primarily of compensation and benefits for our employees, and increases in our operating expense have been primarily related to increases in headcount. Further, we monitor inventory and receivables closely as we work to maximize the amount of cash generated by our operations.

Basis of Presentation

On March 4, 2004, we purchased certain assets and assumed certain liabilities of the TouchChip business unit of STM. We accounted for the transaction as an acquisition of the TouchChip business, which resulted in our recording the acquired assets and assumed liabilities at fair value, creating a new basis of accounting. Financial information for periods prior to March 4, 2004, or the pre-acquisition periods, has been derived from the historical books and records of STM on a carve-out basis and may not be indicative of our financial results had we been a standalone entity during the periods presented. Financial data from March 4, 2004 forward represents our financial information as a standalone business.

Our combined financial statements for the pre-acquisition periods include allocations of certain STM expenses, including sales and marketing, general and administrative, STM corporate expenses such as legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other STM corporate and infrastructure costs. The expense allocations have been determined on bases that STM and we consider to be reasonable reflections of the utilization of services provided, or the benefit received, by the TouchChip business unit.

In our discussion of our results of operations for the period from March 4, 2004 through December 31, 2004, or the 2004 period, each line item in the consolidated statement of operations to which we refer represents financial data for the post-acquisition period in the year 2004.

Financial Operations Overview

The following describes line items in our consolidated statements of operations.

Revenue

Our revenue is derived primarily from the sale of fingerprint authentication solutions comprised of hardware and software components. Our sales have historically been made on the basis of purchase orders rather than long-term agreements. OEMs that incorporate our solutions into their products typically utilize ODMs to design and build their subsystem products. The OEM purchases these subsystem products from the ODM and incorporates them into its products. Our customer base is relatively concentrated among a few ODM and OEM customers.

From time to time, various uncertainties related to our business may have a material impact on our revenue or results of operations. We believe that certain unexpected events that we have experienced and that have negatively affected our revenue and results of operations were isolated events and were not reflective of any known trends. For instance, in 2006, an OEM end customer overestimated its requirements for our products and built up a substantial inventory of our products. This significantly reduced the customer’s subsequent orders in the second half of 2006, which negatively affected our revenue for the second half of 2006 and the first quarter of 2007 and is expected to have a similar negative impact in the second quarter of 2007. Further, sales to our OEM and ODM customers could be depressed as a result of recalls of their products, anticipation of future releases of their products, competition or other reasons. For example, in the third quarter of 2006, one of our OEM end customers recalled a large number of notebook computers for reasons unrelated to our solutions. We believe this recall may have decreased that OEM’s sales of notebook computers incorporating our products and future sales of our products may be reduced as a result of similar events.

On the other hand, uncertainties could potentially have a favorable impact on our revenue or results of operations. Several of our customers are large manufacturers that address global demand for notebook computers and other wireless devices and consumer goods. Sales of such electronic devices are subject to consumer trends, and certain consumer electronic products have occasionally demonstrated strong widespread popularity resulting in unforecasted revenue and capacity-constrained production for the manufacturer and its component suppliers. Further, demand for our products or consumer products incorporating our components could materially increase if a major service provider endorses or requires fingerprint authentication for its services.

We ship our products to distributors, ODMs and OEMs. We typically receive purchase orders from distributors and ODMs and have historically, in certain instances, received purchase orders directly from an OEM. We recognize revenue derived from purchase orders from ODMs and OEMs when delivery has occurred, which is usually upon shipment to the ODM or OEM. We recognize revenue derived from sales through our distributors when delivery has occurred to the ODM or OEM. We anticipate that we will continue to derive a substantial portion of our revenue from a small number of customers for the foreseeable future. The following table presents the approximate percentage of the revenue we derived from our top end customers in the 2004 period, 2005, 2006 and the three months ended March 31, 2006 and 2007.

	Mar. 4, 2004 through Dec. 31, 2004	Year Ended December 31,		Three Months Ended March 31,
		2005	2006	2006	2007
Revenue from Top End Customers (as a percentage of revenue):
Lenovo Group Limited (IBM)	21%	64%	44%	58%	39%
Toshiba Corporation	—	—	14	9	20
Dell Inc.	—	—	13	5	10
Sony Corporation	—	2	10	7	12
Fujitsu Limited	33	—	—	—	—

Most of our customers are located in Asia. Thus, substantially all of our sales are to customers outside of the U.S. We anticipate that sales to customers in that region will continue to represent the substantial majority of our revenue. However, we believe that a significant number of the systems designed by our ODM customers are sold through our OEMs to end users outside of Asia, particularly in North America and Europe. All of our sales are denominated in U.S. dollars. In 2004, sales to Japan accounted for 37 percent of revenue compared to seven percent of revenue in 2005, eight percent of revenue in 2006 and one percent of revenue in the three months ended March 31, 2007. The decrease in sales from Japan as a percentage of revenue from 2004 to 2006 was primarily due to Fujitsu, one of our largest end customers in 2004, deciding to discontinue the use of our fingerprint sensors in its mobile phones. In the three months ended March 31, 2006, sales to Singapore accounted for 77 percent of revenue compared to 48 percent of revenue in the three months ended March 31, 2007. In the three months ended March 31, 2006, sales to China accounted for four percent of revenue compared to 25 percent of revenue in the three months ended March 31, 2007. The decrease in sales from Singapore, and the increase in sales from China, as a percentage of revenue from the three months ended March 31, 2006 to the three months ended March 31, 2007 was primarily due to our largest end customer switching billing and delivery from its subsidiary in Singapore to its ODMs in China.

	Mar. 4, 2004 through Dec. 31, 2004	Year Ended December 31,		Three Months Ended March 31,
		2005	2006	2006	2007
				(unaudited)
Geographical Revenue (as a percentage of revenue):
Singapore	21%	66%	72%	77%	48%
Taiwan	9	5	5	11	9
China	2	—	2	4	25
Japan	37	7	8	—	1
Asia (other than Singapore, Taiwan, China and Japan)	12	11	4	1	5
United States	13	8	6	4	9
Other countries	6	3	3	3	3

Total	100%	100%	100%	100%	100%

Prior to our acquisition of the TouchChip business unit, distributor sales were made by STM under the terms of STM’s contractual arrangements with its distributors. Accordingly, in the pre-acquisition periods, distributor revenue was recognized at the time of shipment to the distributor with a corresponding accrual recorded for price protection based on historical experience, provided all other revenue recognition criteria were met. STM concluded that price protection accruals could be reliably estimated as a result of the short time period during which inventory was held by distributors, visibility into the standard inventory product pricing and long distributor pricing history of STM.

Cost of Revenue, Gross Profit and Operating Expenses

Cost of Revenue.    Cost of revenue relates primarily to the purchase of processed silicon wafers, costs associated with packaging, assembly, test and inbound and outbound shipping of our chipsets, compensation, including stock-based compensation, materials and occupancy costs associated with manufacturing support and quality assurance, royalty costs, depreciation on equipment and amortization of intangibles. Cost of revenue also includes charges to write-down the value of inventories to net realizable value where it is below cost. Our cost of revenue includes accruals for warranty obligations, which we record when revenue is recognized. Because we do not have long-term fixed supply agreements, our wafer costs are subject to changes based on the cyclical demand for semiconductors and other factors. After we purchase processed wafers from foundries, we are subject to the yield risks associated with manufacturing these wafers into packaged integrated circuits.

We use third-party foundries and packaging, assembly and test subcontractors, which are primarily located in Asia, to manufacture our semiconductor products. STM is our primary source for processed wafers used in sensors and companion processors custom made to our specifications. In 2007, we also plan to use processed wafers supplied by Chartered in our sensors and companion processors. Amkor is our primary source for packaging, assembly and test of sensors and companion processors. We are currently in the process of evaluating and qualifying second source suppliers for some of our products. Our reliance on STM, Chartered, Amkor and our other suppliers involves significant risks, including reduced or no control over quality, price and delivery schedules. Although we are party to agreements with these suppliers, none of these suppliers is required to allocate capacity within its internal or third-party foundries to us and any such supplier may unilaterally discontinue its production of components, increase prices or terminate our agreement. For example, in the second quarter of 2005, the prices STM charged for processed wafers we purchased from them increased significantly, which increased our cost of goods sold and adversely affected our gross margins and results of operations. A disruption in the operations of one or more of our suppliers or contractors would impact the production of our products and would likely have a material adverse impact on our business, financial condition and results of operations.

Gross Profit.    Our gross profit is affected by a variety of factors, including the selling prices of our products, wafer cost, package and assembly cost, product mix, cost reductions for outsourced manufacturing services, inventory write downs and production test yields. We tend to experience lower yields on the initial production release of a new product. In addition, our gross profit is affected by the intense competition we face, which has required us to price our products competitively, as well as by the significant product start-up and integration costs we incur when commencing product sales to a new OEM customer.

Research and Development.    Research and development expense relates primarily to compensation, including stock-based compensation, and associated costs for research and development employees and contractors, photomasks, prototype wafers, software and other intellectual property licenses, reference design development, development testing and evaluation, occupancy and depreciation. We have realized certain efficiencies in our research and development investments by building our engineering team in geographies with low costs of operations. Since inception it has been and continues to be our practice to expense all of our research and development costs as incurred. We are committed to the continued development of new and enhanced technologies to meet the evolving needs of our customers, and, as such, we expect our research and development costs to increase in absolute dollars as we invest in the development of new products.

Sales and Marketing.    Sales and marketing expense relates primarily to compensation, including stock-based compensation, and associated costs for marketing and sales personnel, sales commissions to independent sales representatives, public relations, promotional and other marketing expenses, travel, trade show expenses, depreciation expenses and allocated occupancy costs. We expect sales and marketing expense to increase in absolute dollars as we hire additional personnel, expand our sales and marketing efforts and increase sales commissions based on anticipated revenue growth.

General and Administrative.    General and administrative expense relates primarily to compensation, including stock-based compensation, and associated costs for general and administrative personnel, legal, accounting and other professional fees and allocated occupancy costs. We expect general and administrative expense to increase in absolute dollars as we hire additional personnel and incur costs to support the anticipated growth of our business, our operation as a public company and improvements to our finance and information technology infrastructure. We are currently in the process of deploying an SAP enterprise resource planning, or ERP, system, which we expect to be substantially completed by the end of 2007.

Stock-Based Compensation

We record stock-based compensation expense for stock-based awards granted to employees and consultants. Stock-based compensation expense has been incorporated into the respective cost or expense lines in our consolidated statements of operations. In connection with the grant of stock options to employees in the period from March 4, 2004 to December 31, 2004 and during 2005, we recorded stock-based compensation determined by the Black-Scholes option pricing model and the minimum value method in accordance with the provisions of Statement of Financial Accounting Standards, or SFAS, No. 123. We adopted SFAS 123(R) on January 1, 2006, and, in accordance with the prospective transition method we used in adopting

SFAS 123(R), our results of operations prior to 2006 have not been restated to reflect, and do not include, the impact of SFAS 123(R). Since July 2005, we used common stock valuations prepared by Financial Strategies Consulting Group, LLC, or FSCG, an independent valuation firm, in determining the value of our common stock. In connection with the grant of stock options, we recorded an aggregate of $1.1 million in stock-based compensation in the 2004 period, 2005, 2006 and the three months ended March 31, 2007. As of March 31, 2007, we had an aggregate of $2.5 million in stock-based compensation, net of estimated forfeitures, remaining to be recognized. We recognize stock-based compensation over the vesting period of the related option, which is generally four years, using the straight-line method. We expect to record stock-based compensation for awards that are expected to vest and were granted prior to March 31, 2007 of $0.8 million during the remaining nine months of 2007, $0.8 million during 2008, $0.7 million during 2009 and $0.2 million during 2010. Certain stock awards contain performance conditions and our expectations for achievement of such performance conditions may change. In addition, following the adoption of SFAS 123(R) on January 1, 2006, we only record stock-based compensation expense for awards that are expected to vest and actual forfeitures of awards may differ from our estimates. As a result, stock-based compensation expense may fluctuate and differ from our expectations.

Prior to our acquisition of the TouchChip business unit, TouchChip employees participated in STM’s stock-based employee compensation plans and an employee share purchase plan. In the predecessor financial statements, stock-based compensation was determined using the intrinsic value method, as discussed in Note 1 of the notes to our consolidated financial statements.

Amortization of Intangibles

We purchased certain assets and assumed certain liabilities and contracts of the TouchChip business unit of STM in March 2004. As part of the transaction, we recorded intangible assets consisting of goodwill, existing technology, patents, customer contracts and related relationships, trademarks and trade names and a noncompetition agreement. Except for goodwill, the intangibles are amortized using the straight-line method over their useful lives ranging from six months to four years. We perform a goodwill impairment test on an annual basis and all other intangibles are reviewed for impairment in accordance with SFAS 144. Amortization of intangibles in the predecessor financial statements relates to amortization of intangible assets recorded by STM on STM’s May 2001 acquisition of Veridicom International, Inc. We expect amortization of existing intangible assets to be $56,000 for the remaining nine months of 2007 and $14,000 in 2008. These amounts would likely increase if we make future acquisitions.

Warrant Expense

In July 2005, we issued a warrant to STM to purchase 666,666 shares of our common stock at an exercise price equal to $0.03 per share in consideration of STM’s agreement to provide us with audited financial statements for, and other financial information related to, the TouchChip business unit and certain other conditions. The warrant includes a minimum value guarantee of $1.5 million on exercise, with any shortfall in proceeds payable by us to STM in cash. As a result of this cash settlement feature, the warrant is accounted for as a liability award and the cost of the warrant will be adjusted each quarter until such time as the warrant is exercised, cancelled or expires. We utilized common stock valuations prepared by FSCG in determining the common stock value as of December 31, 2006 and March 31, 2007 of $15.24. Based on the common stock value of $15.24, we determined the value of the warrant to be $10.2 million. As of March 31, 2007, the fair market value of our common stock remained unchanged from December 31, 2006 at $15.24 per share. STM may exercise the warrant, subject to certain conditions, during the period starting from the date on which we provide a transaction notice to STM of our intention to consummate either a change of control or an initial public offering of our securities, in both cases meeting certain minimum valuation thresholds, and ending 15 days following the date of such notice in the event of a qualified change of control or 180 days following the effective date of a qualified initial public offering.

Provision for Income Taxes

We are subject to tax in the U.S. as well as other tax jurisdictions and countries in which we conduct business. As of March 31, 2007, we had no U.S. federal or state net operating loss carryforwards. We consider carryback availability, historical levels of profitability, expectations and risks associated with future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance against our deferred tax assets. We have provided a valuation allowance to reduce the carrying value of our deferred tax assets to amounts that management believes it is more likely than not will be realized.

Prior to our acquisition of the TouchChip business unit of STM, TouchChip’s results of operations were included in STM’s income tax return for the Netherlands and in the tax returns of certain STM foreign subsidiaries.

As of January 1, 2007, we have adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

Accretion of Preferred Stock to Redemption Value

Our convertible preferred stock is redeemable at the option of the holders of our preferred stock. We accrete an amount in each quarterly and annual period that is necessary to adjust the recorded balance of preferred stock to an amount equal to its estimated redemption value at its redemption date using the effective interest method until the preferred stock converts into common stock, which we expect to occur immediately prior to the consummation of our initial public offering.

Results of Operations

The following table sets forth the consolidated statement of operations for the periods indicated as a percentage of revenue. In our discussion of the period from March 4, 2004 through December 31, 2004, or the 2004 period, each line item in the consolidated statement of operations to which we refer represents financial data for the post-acquisition period in the year 2004.

	Predecessor Company	Successor Company
	Jan. 1, 2004 through Mar. 3, 2004	Mar. 4, 2004 through Dec. 31, 2004	Year Ended December 31,		Three Months Ended March 31,
			2005	2006	2006	2007
Statement of Operations Data:
Revenue	100%	100%	100%	100%	100%	100%
Cost of revenue:
Product	152	83	61	67	68	63
Amortization of intangibles	—	12	4	2	3	1

Gross profit (loss)	-52	5	35	31	29	36
Operating expenses:
Research and development	118	41	23	16	16	17
Sales and marketing	32	27	22	17	17	19
General and administrative	22	25	14	15	11	23
Warrant expense	—	—	—	19	—	—
Amortization of intangibles	3	11	3	2	2	2

Loss from operations	-227	-99	-27	-38	-17	-25
Interest income	—	—	1	1	—	—
Interest and other expense	—	-2	—	-1	-1	—
Loss before income taxes	-227	-101	-26	-38	-18	-25
Income tax expense (benefit)	—	-33	2	1	—	—

Net loss	-227%	-68%	-28%	-39%	-18%	-25%

Three months ended March 31, 2006 and 2007

Revenue

Revenue increased $0.6 million, or five percent, from $11.4 million in the three months ended March 31, 2006 to $12.0 million in the three months ended March 31, 2007. This increase was primarily due to an increase of $2.9 million in sales to three end customers, Toshiba, Sony and Dell, which started incorporating our products in late 2005 and early 2006, partially offset by a decrease of $1.9 million in revenue from our largest customer, Lenovo. In the three months ended March 31, 2006, Lenovo, Toshiba, Sony and Dell represented 58 percent, nine percent, seven percent and five percent of revenue, respectively. In the three months ended March 31, 2007, Lenovo, Toshiba, Sony and Dell represented 39 percent, 20 percent, 12 percent and ten percent of revenue, respectively.

Sales in the U.S. increased from four percent of revenue in the three months ended March 31, 2006 to nine percent of revenue in the three months ended March 31, 2007. In the three months ended March 31, 2006, sales to Singapore accounted for 77 percent of revenue, sales to Taiwan accounted for 11 percent of revenue, sales to China accounted for four percent of revenue, sales to Japan accounted for no revenue, sales to Asia (other than Singapore, Taiwan, China and Japan)

accounted for one percent of revenue and sales to all other international regions represented three percent of revenue. In the three months ended March 31, 2007, sales to Singapore accounted for 48 percent of revenue, sales to Taiwan accounted for nine percent of revenue, sales to China accounted for 25 percent of revenue, sales to Japan accounted for one percent of revenue, sales to Asia (other than Singapore, Taiwan, China and Japan) accounted for five percent of revenue and sales to all other international regions represented three percent of revenue. The decrease in sales to Singapore, and the increase in sales to China, as a percentage of revenue in the three months ended March 31, 2006 compared to the three months end March 31, 2007 was primarily due to our largest end customer switching billing and delivery from its subsidiary in Singapore to its ODMs in China.

Gross Profit

Gross profit increased $1.0 million, or 29 percent, from $3.3 million in the three months ended March 31, 2006 to $4.3 million in the three months ended March 31, 2007. Gross profit as a percentage of revenue, or gross margin, increased from 29 percent in the three months ended March 31, 2006 to 36 percent in the three months ended March 31, 2007. Gross margin increased 15 percent due to lower manufacturing costs and three percent due to a favorable product mix, partially offset by a 12 percent decrease in gross margin due to lower average selling prices.

Research and Development

Research and development expense increased from $1.8 million, or 16 percent of revenue, in the three months ended March 31, 2006 to $2.1 million, or 17 percent of revenue, in the three months ended March 31, 2007. The increase was primarily due to an increase in research and development compensation of $0.3 million. Research and development personnel increased to support development efforts. Stock-based compensation for research and development personnel increased from $32,000 in the three months ended March 31, 2006 to $38,000 in the three months ended March 31, 2007.

Sales and Marketing

Sales and marketing expense increased from $1.9 million, or 17 percent of revenue, in the three months ended March 31, 2006 to $2.3 million, or 19 percent of revenue, in the three months ended March 31, 2007. The increase was primarily due to an increase in sales and marketing compensation of $0.5 million. Sales and marketing personnel increased to support the expanded customer base. Stock-based compensation for sales and marketing personnel increased from $31,000 in the three months ended March 31, 2006 to $41,000 in the three months ended March 31, 2007.

General and Administrative

General and administrative expense increased from $1.3 million, or 11 percent of revenue, in the three months ended March 31, 2006 to $2.8 million, or 23 percent of revenue, in the three months ended March 31, 2007. The increase was primarily due to an increase in expense related to litigation and establishment of our international organizational structure and audit and tax expense. Expense related to litigation increased $0.7 million, expense related to the establishment of our international organizational structure increased $0.3 million and audit and tax expense increased $0.2 million from the three months ended March 31, 2006 to the three months ended March 31, 2007. Compensation for general and administrative personnel increased $0.3 million from the three months ended March 31, 2006 to the three months ended March 31, 2007. Stock-based compensation for general and administrative personnel increased from $18,000 in the three months ended March 31, 2006 to $0.2 million in the three months ended March 31, 2007.

Warrant Expense

We did not record any warrant expense in the three months ended March 31, 2006 or 2007. The cost of the warrant held by STM is adjusted each quarter based on changes in the fair market value of our common stock until such time as the warrant is exercised or cancelled or expires, which will be no later than 180 days after the date of our initial public offering. As of March 31, 2007, the fair market value of our common stock remained unchanged from December 31, 2006 at $15.24 per share.

Interest Income

Interest income increased from $41,000 in the three months ended March 31, 2006 to $48,000 in the three months ended March 31, 2007. The increase was primarily due to increases in interest rates, partially offset by lower cash balances.

Interest and Other Expense

Interest and other expense decreased from $0.1 million in the three months ended March 31, 2006 to $51,000 in the three months ended March 31, 2007, with interest expense of $27,000.

Years ended December 31, 2005 and 2006

Revenue

Revenue increased $23.5 million, or 78 percent, from $30.1 million in 2005 to $53.7 million in 2006. The increase was due to sales related to new end customers, particularly Toshiba, Dell and Sony, and increased sales to our largest customer, Lenovo, as a result of the incorporation of our solutions into more of its product designs and increased adoption of our fingerprint sensors, partially offset by a decrease in revenue of $3.3 million due to changes in average selling prices. In 2005, Lenovo represented 64 percent of revenue. In 2006, Lenovo, Toshiba, Dell and Sony represented 44 percent, 14 percent, 13 percent and ten percent of revenue, respectively.

Sales in the U.S. decreased from eight percent of revenue in 2005 to six percent of revenue in 2006. In 2005, sales to Singapore accounted for 66 percent of revenue, sales to Taiwan accounted for five percent of revenue, sales to China accounted for no revenue, sales to Japan accounted for seven percent of revenue, sales to Asia (other than Singapore, Taiwan, China and Japan) accounted for 11 percent of revenue and sales to all other international regions represented three percent of revenue. In 2006, sales to Singapore accounted for 72 percent of revenue, sales to Taiwan accounted for five percent of revenue, sales to China accounted for two percent of revenue, sales to Japan accounted for eight percent of revenue, sales to Asia (other than Singapore, Taiwan, China and Japan) accounted for four percent of revenue and sales to all other international regions represented three percent of revenue.

Gross Profit

Gross profit increased $6.0 million, or 57 percent, from $10.5 million in 2005 to $16.5 million in 2006. Gross profit as a percentage of revenue, or gross margin, decreased from 35 percent in 2005 to 31 percent in 2006. Gross margin decreased six percent due to lower average selling prices and two percent due to a change in product mix, partially offset by a three percent increase in gross margin due to the fixed component of cost of revenue being spread over a larger revenue base.

Research and Development

Research and development expense increased from $6.8 million, or 23 percent of revenue, in 2005 to $8.3 million, or 16 percent of revenue, in 2006. The increase was primarily due to an increase in research and development compensation of $1.0 million and an increase in prototype and other expense of $0.5 million. Research and development personnel increased to support development efforts. Stock-based compensation for research and development personnel increased from $17,000 in 2005 to $0.1 million in 2006.

Sales and Marketing

Sales and marketing expense increased from $6.5 million, or 21 percent of revenue, in 2005 to $8.9 million, or 17 percent of revenue, in 2006. The increase was primarily due to an increase in sales and marketing compensation of $1.2 million, an increase in sales commissions as a result of an increase in sales personnel and higher revenue attainment and a $0.4 million increase in professional consulting for public relations and branding. Sales and marketing personnel increased to support the expanded customer base. Stock-based compensation for sales and marketing personnel increased from $34,000 in 2005 to $0.1 million in 2006.

General and Administrative

General and administrative expense increased from $4.3 million, or 14 percent of revenue, in 2005 to $8.3 million, or 15 percent of revenue, in 2006. The increase was primarily due to an increase in audit and tax expense and headcount. Audit and tax expense increased $1.5 million from 2005 to 2006 in relation to audits conducted in those years. In addition, in 2006, we incurred $0.9 million of expense related to litigation and $0.5 million of expense related to the establishment of our international organizational structure. Compensation for general and administrative personnel increased $0.3 million from 2005 to 2006. Stock-based compensation for general and administrative personnel increased from $0.1 million in 2005 to $0.3 million in 2006.

Warrant Expense

We did not record any warrant expense in 2005. Warrant expense was $10.2 million in 2006 based on our review and determination at that time that STM had substantially fulfilled its obligations under the warrant agreement and that the fair market value of our common stock was $15.24 per share as of December 31, 2006. The cost of the warrant is adjusted each quarter based on changes in the fair market value of our common stock until such time as the warrant is exercised or cancelled or expires, which will be no later than 180 days after the date of our initial public offering.

Interest Income

Interest income increased from $0.2 million in 2005 to $0.3 million in 2006. The increase was primarily due to our increased cash balances resulting from financing transactions.

Interest and Other Expense

Interest and other expense increased from $64,000 in 2005 to $0.4 million in 2006. The increase was primarily due to borrowings under the Comerica Bank credit facility we entered into in 2005 and a full year of interest payments in 2006 compared to one quarter of interest payments in 2005.

Income Tax Expense

Income tax expense decreased from $0.6 million in 2005 to $0.4 million in 2006. The 2006 income tax expense is comprised of current federal, state and foreign income taxes of $1.1 million, offset by a release of $0.7 million of valuation allowance on deferred tax assets for which there is carryback availability. The 2005 income tax expense resulted from foreign income taxes and an increase in valuation allowance as a result of the finalization of our purchase accounting related to the acquisition of certain assets and the assumption of certain liabilities of the TouchChip business of STM.

Period from March 4, 2004 through December 31, 2004 and year ended December 31, 2005

In our discussion of the period from March 4, 2004 through December 31, 2004, or the 2004 period, each line item in the consolidated statement of operations to which we refer represents financial data for the post-acquisition period in the year 2004.

Revenue

Revenue increased $21.9 million, or 267 percent, from $8.2 million in the 2004 period to $30.1 million in 2005. Of the increase in revenue, $17.6 million was due to Lenovo incorporating our solutions in its product designs in 2005 and $5.7 million was due to orders by new notebook computer customers and customers other than notebook computer manufacturers. The increase in revenue was offset in part by a reduction in revenue of $1.5 million due to the discontinuation of a mobile phone fingerprint authentication product sold to Fujitsu. In the 2004 period, Lenovo represented 21 percent of revenue compared to 64 percent of revenue in 2005. Fujitsu represented 33 percent and no revenue in the 2004 period and 2005, respectively.

Sales in the U.S. decreased from 13 percent of revenue in the 2004 period to eight percent of revenue in 2005. In the 2004 period, sales to Singapore accounted for 21 percent of revenue, sales to Taiwan accounted for nine percent of revenue, sales to China accounted for two percent of revenue, sales to Japan accounted for 37 percent of revenue, sales to other countries in Asia (other than Singapore, Taiwan, China and Japan) accounted for 12 percent of revenue and sales to all other international regions represented six percent of revenue. In 2005, sales to Singapore accounted for 66 percent of revenue, sales to Taiwan accounted for five percent of revenue, sales to China accounted for no revenue, sales to Japan accounted for seven percent of revenue, sales to other countries in Asia (other than Singapore, Taiwan, China and Japan) accounted for 11 percent of revenue and sales to all other international regions represented three percent of revenue.

Gross Profit

Gross profit increased $10.0 million from $0.5 million in the 2004 period to $10.5 million in 2005. Gross profit as a percentage of revenue, or gross margin, increased from five percent in the 2004 period to 35 percent in 2005. Gross margin increased 18 percent due to the fixed component of cost of revenue being spread over a larger revenue base, six percent due to lower manufacturing costs and three percent due to higher average selling prices. Our high volume products, the TouchChip sensor and companion processor, were still relatively new in 2004. As they matured in 2005, production cost decreased and yields increased.

Research and Development

Research and development expense increased from $3.4 million, or 41 percent of revenue, in the 2004 period to $6.8 million, or 23 percent of revenue, in 2005. The increase was primarily due to an increase in third-party research and development services expense for design and development work on new products. The increase was also due in part to an increase in research and development compensation of $0.8 million. Research and development personnel increased to support development efforts. There was no stock-based compensation for research and development personnel in the 2004 period. Stock-based compensation for research and development personnel totaled $17,000 in 2005.

Sales and Marketing

Sales and marketing expense increased from $2.2 million, or 27 percent of revenue, in the 2004 period to $6.5 million, or 21 percent of revenue, in 2005. The increase was primarily due to an increase in sales and marketing compensation of $3.1 million. Sales commissions included in compensation increased due to growth in revenue. Sales and marketing personnel increased to support the expanded customer base. There was no stock-based compensation for sales and marketing personnel in the 2004 period. Stock-based compensation for sales and marketing personnel totaled $34,000 in 2005.

General and Administrative

General and administrative expense increased from $2.1 million, or 25 percent of revenue, in the 2004 period to $4.3 million, or 14 percent of revenue, in 2005. The increase was primarily due to the expense of establishing operations as a standalone company. In addition, legal expense increased $0.4 million and insurance expense increased $0.2 million from the 2004 period to 2005. Compensation for general and administrative personnel increased $1.1 million from the 2004 period to 2005, primarily due to an increase in headcount. Stock-based compensation for general and administrative personnel increased from $10,000 in the 2004 period to $0.1 million in 2005.

Interest Income

Interest income increased from $44,000 in the 2004 period to $0.2 million in 2005. The increase was primarily due to our increased cash balances resulting from financing transactions.

Interest and Other Expense

Interest and other expense decreased from $0.2 million in the 2004 period to $0.1 million in 2005.

Income Tax Expense

Income tax expense increased from a $2.7 million benefit in the 2004 period to $0.6 million in 2005. The 2005 income tax expense resulted from foreign income taxes and an increase in valuation allowance as a result of the finalization of our purchase accounting related to the acquisition of certain assets and the assumption of certain liabilities of the TouchChip business of STM. The income tax benefit in the 2004 period is due to the realization of $2.7 million of deferred tax assets related to net operating loss carryovers to the extent of previously provided deferred tax liabilities, offset by foreign income taxes.

Selected Quarterly Results

The following table sets forth our income statement data for the nine fiscal quarters beginning with the quarter ended March 31, 2005. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements, and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for fair statement of this data. This information should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statement of Operations

	Three Months Ended
	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007
	(in thousands)
Revenue	$5,700	$6,182	$7,776	$10,464	$11,369	$13,367	$15,296	$13,623	$11,969
Cost of revenue:
Products	3,151	3,350	4,975	6,976	7,761	8,935	10,040	9,247	7,506
Amortization of intangibles	292	292	292	292	292	292	292	292	194

Total cost of revenue	3,443	3,642	5,267	7,268	8,053	9,227	10,332	9,539	7,700

Gross profit	2,257	2,540	2,509	3,196	3,316	4,140	4,964	4,084	4,269
Operating expenses:
Research and development	1,171	1,885	1,905	1,850	1,834	2,052	2,030	2,430	2,056
Sales and marketing	1,062	1,751	1,660	1,985	1,885	2,449	2,294	2,261	2,299
General and administrative	610	1,227	1,091	1,368	1,270	2,148	2,130	2,740	2,774
Warrant expense	—	—	—	—	—	—	9,340	820	—
Amortization of intangibles	252	252	252	252	252	252	252	252	174

Total operating expenses	3,095	5,115	4,908	5,455	5,241	6,901	16,046	8,503	7,303

Loss from operations	(838)	(2,575)	(2,399)	(2,259)	(1,925)	(2,761)	(11,082)	(4,419)	(3,034)

Interest income	40	48	51	49	41	72	111	87	48
Interest and other expense	(6)	(16)	(16)	(24)	(112)	(116)	(65)	(129)	(51)

Loss before income taxes	(804)	(2,543)	(2,364)	(2,234)	(1,996)	(2,805)	(11,036)	(4,461)	(3,037)
Income tax expense	10	12	11	589	47	49	49	284	19

Net loss	$(814)	$(2,555)	$(2,375)	$(2,823)	$(2,043)	$(2,854)	$(11,085)	$(4,745)	$(3,056)

Consolidated Statement of Operations

	Three Months Ended
	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007
	(as a percentage of revenue)
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue:
Products	55%	54%	64%	67%	68%	67%	66%	68%	63%
Amortization	5%	5%	4%	3%	3%	2%	2%	2%	1%

Total cost of revenue	60%	59%	68%	70%	71%	69%	68%	70%	64%

Gross profit	40%	41%	32%	30%	29%	31%	32%	30%	36%
Operating expenses:
Research and development	21%	30%	24%	18%	16%	15%	13%	18%	17%
Sales and marketing	19%	28%	21%	19%	17%	18%	15%	16%	19%
General and administrative	11%	20%	14%	13%	11%	16%	14%	20%	23%
Warrant expense	—	—	—	—	—	—	61%	6%	—
Amortization of intangibles	4%	4%	3%	2%	2%	2%	2%	2%	2%

Total operating expenses	54%	83%	63%	52%	46%	52%	104%	62%	61%

Loss from operations	-15%	-42%	-31%	-22%	-17%	-21%	-72%	-32%	-25%

Interest income	1%	1%	1%	—	—	1%	1%	—	—
Interest and other expense	—	—	—	—	-1%	-1%	-1%	-1%	—

Loss before income taxes	-14%	-41%	-30%	-21%	-18%	-21%	-72%	-33%	-25%
Income tax expense	—	—	—	6%	—	—	—	2%	—

Net loss	-14%	-41%	-30%	-27%	-18%	-21%	-72%	-35%	-25%

Revenue generally demonstrated growth on a quarterly basis over the periods presented, increasing from $5.7 million in the quarter ended March 31, 2005 to $12.0 million in the quarter ended March 31, 2007. This growth was primarily driven by new design wins with OEM end customers and increased sales to our largest end customer as a result of the incorporation of our solutions into more of its product designs. We experienced quarterly growth in revenue in the first, second and third quarters of 2006. However, revenue declined in the fourth quarter of 2006 and the first quarter of 2007, primarily due to one of our new OEM end customers overestimating its requirements for our products and building up a substantial inventory of our products. This significantly reduced the customer’s subsequent orders in the second half of 2006, which negatively affected our revenue for the second half of 2006 and the first quarter of 2007 and is expected to have a similar negative impact in the second quarter of 2007. We estimate that the inventory build by this customer will be substantially cleared by the end of the first half of 2007, but we cannot assure you that this will occur. We believe that our customers will become more accurate at predicting orders as they buy from us over time. Therefore, we believe that an inventory build of this magnitude by this customer would be less likely going forward, but we cannot be certain. In addition, we have increased our efforts to maintain and develop our relationships with OEMs that incorporate our solutions into their products and to monitor the channel to attempt to prevent future inventory builds, but we cannot assure you that these efforts will be successful.

Gross margin varies from quarter to quarter depending upon changes in average selling prices, manufacturing and raw materials costs and upon customer and product mix. For example, in the second quarter of 2005, the prices STM charged us for processed wafers increased significantly, which increased our expenses and adversely affected our gross margins and results of operations for the third and fourth quarters of 2005. STM reduced the prices it charges us after we entered into an agreement with Chartered as an additional supplier of processed wafers in April 2006. Our gross margins in 2006 were adversely impacted by declining average selling prices. In addition, our gross profit in the fourth quarter of 2006 was also impacted by a write down of costs for excess inventories of $0.5 million.

Income tax expense in the fourth quarter of 2005 was primarily due to changes in valuation allowance. Income tax expense in the fourth quarter of 2006 was primarily due to the transfer of our intellectual property outside of the U.S.

Financial Condition

Liquidity and Capital Resources

Since our acquisition of the TouchChip business unit of STM, we have financed our business primarily with funds from the issuance and sale of our preferred stock and bank borrowings. Prior to the acquisition, we were financed through investments by, and borrowings from, STM. Our cash and cash equivalents at December 31, 2005 and 2006 and March 31, 2007 were $9.0 million, $10.4 million and $5.4 million, respectively, consisting of cash and cash equivalents consisting of money market funds. We deposit cash and cash equivalents with high credit quality financial institutions.

Our primary future cash needs on a recurring basis will be working capital, capital expenditures and debt service. The total amount due under contractual obligations as of March 31, 2007 was $7.8 million, excluding interest on our bank borrowings.

We have incurred recurring significant losses and negative cash flows from operating activities since our acquisition of the TouchChip business unit of STM, and we had an accumulated deficit of $38.8 million as of March 31, 2007. Subsequent to our acquisition of the TouchChip business unit of STM, we have raised a total of approximately $37.7 million in proceeds through the issuance of preferred stock, including $7.0 million from the issuance of our Series D preferred stock in May 2007. Our ability to fund our cash needs will depend in part on our ability to generate cash in the future, which is subject to general economic, financial, competitive and other factors, such as those discussed in “Risk Factors” elsewhere in this prospectus, many of which are beyond our control. Should we require additional funding, for instance, to satisfy our short-term or long-term debt obligations when due or to make additional capital investments, we may need to raise the required additional funds through bank borrowings or public or private sales of debt or equity securities. The sale of convertible debt securities or additional equity securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in debt service obligations and could result in operating or financial covenants that restrict our operations. In addition, we cannot assure you that such funding will be available in needed quantities or on terms favorable to us, if at all.

Our cash needs also depend in part on the credit terms extended to us by our suppliers. If our suppliers do not provide credit terms that are appropriate to meet our needs, we may have to seek alternate suppliers or additional financing. Our ability to maintain sufficient liquidity also depends in part on achieving projected sales and gross margin forecasts in the period and on the continued availability of our asset based credit facility. Failure to generate sufficient revenue, achieve planned gross margins, control operating costs or raise sufficient additional funds may require us to modify, delay or abandon some of our planned future expansion or expenditures, which could have a material adverse effect on our business, results of operations, financial condition and ability to achieve our intended business objectives.

We believe that our anticipated cash flows from operations, current cash balances, available external financing and existing loan arrangements will be sufficient to fund working capital requirements, capital investments, debt service and operations and meet our needs in the ordinary course of business over at least the next 12 months. We cannot assure you, however, that we will be successful in executing our business plan, maintaining our existing customer base or achieving profitability.

In our discussion of the period from March 4, 2004 through December 31, 2004, or the 2004 period, each line item in the consolidated statement of cash flows to which we refer represents financial data for the post-acquisition period in the year 2004.

Consolidated Statement of Cash Flows Data

	Mar. 4, 2004 through Dec. 31, 2004	Year Ended December 31,		Three Months Ended March 31,
		2005	2006	2006	2007
(in thousands)				(unaudited)

Cash flows used in operating activities	$(8,124)	$(3,863)	$(4,960)	$(3,453)	$(4,522)
Cash flows used in investing activities	1,243	(3,984)	(2,231)	(178)	(98)
Cash flows provided by financing activities	11,170	12,512	8,443	(258)	(453)

Operating Activities

Our operating activities used cash in the amount of $8.1 million, $3.9 million, $5.0 million and $4.5 million in the 2004 period, 2005, 2006 and the three months ended March 31, 2007, respectively. Our accounts receivable increased by $1.9 million, $4.0 million and $1.1 million in the 2004 period, 2005 and 2006, respectively, and decreased by $0.6 million in the three months ended March 31, 2007, related to increased revenue and timing of customer payments. Our accounts payable increased by $1.2 million, $3.9 million and $5.0 million in the 2004 period, 2005 and 2006, respectively, and decreased by $3.7 million in the three months ended March 31, 2007. Related party accounts payable increased $2.2 million in the 2004 period primarily due to the timing of vendor payments and the end of STM’s status as a related party on July 1, 2005. Since July 1, 2005, payables to STM are reported in accounts payable. Deferred revenue and deferred cost of revenue in 2006 increased due to an increase in distributor inventories, for which we recognize revenue when our products are sold to an end customer. The increase in other liabilities at December 31, 2006 was due to an accrual of warrant expense of $10.2 million.

Investing Activities

Our investing activities provided us with cash in the 2004 period and used cash of $4.0 million, $2.2 million and $0.1 million in 2005, 2006 and the three months ended March 31, 2007, respectively. Our investing activities primarily consisted of our acquisition of property and equipment. Net cash provided by investing activities in the 2004 period reflected $2.0 million of net cash received in our acquisition of the TouchChip business unit of STM. In 2005, we made a $2.0 million payment to STM pursuant to the contribution agreement.

Financing Activities

Our financing activities provided cash of $11.2 million, $12.5 million and $8.4 million in the 2004 period, 2005 and 2006, respectively, and used cash of $0.5 million in the three months ended March 31, 2007. Financing activities included the issuance of convertible preferred stock, our term loan included in our credit facility and other borrowings and proceeds from the exercise of our common stock options partially offset by payments on our equipment leases.

Contractual Obligations

The following table summarizes our principal contractual obligations at March 31, 2007. The table does not include estimated interest payments due on our various borrowings. The table is supplemented by the discussion that follows.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Facility leases	$818	$471	$347	$—	$—
Bank loan	1,040	1,040	—	—	—
Non-cancellable purchase orders	5,933	5,933	—	—	—

Total principal contractual obligations	$7,791	$7,444	$347	$—	$—

Comerica Bank Loan and Security Agreement

We have a loan and security agreement with Comerica Bank, or the credit facility, that includes a working capital line of credit for up to $5.0 million and a term loan for financing the purchase of equipment, software, furniture and other assets for up to $5.5 million. Borrowings under the line of credit are based on up to 80 percent eligible accounts receivable.

The credit facility is collateralized by substantially all of our assets, excluding intellectual property on which there is a negative pledge and a pledge of two thirds of the stock of our foreign subsidiaries and all of the stock of our U.S. subsidiaries. The interest on the line of credit is at the bank’s prime rate (8.25 percent at March 31, 2007) and on the term loan is at the bank’s prime rate plus one percent (9.25 percent at March 31, 2007). The line of credit matures on December 31, 2008 and the term loan matures at various dates between December 31, 2007 and December 31, 2008. The credit facility carries no prepayment penalty and no commitment fee for the unused portion of the facility. No borrowings under the line of credit were outstanding at March 31, 2007. Borrowings outstanding under the term loan at March 31, 2007 were approximately $1.0 million.

The terms of the credit facility require us to comply with financial covenants, including maintenance of a minimum ratio of unrestricted cash plus eligible accounts receivable to bank indebtedness of at least 1.50 to 1.00 and minimum rolling three-month revenue of at least 80 percent of our most recent board-approved annual plan. We were in compliance with the covenants at March 31, 2007.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partners, such as entities often referred to as structured finance or special purpose entities. In addition, we have not entered into any synthetic leases.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements. We evaluate our estimates on an on-going basis, including those related to our revenue, receivable reserves, warranty reserves, inventories, asset impairments, stock-based compensation, income taxes and allocations of STM expenses in the pre-acquisition period. We base our estimates on experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Although actual results have historically been consistent with management’s expectations, the actual results may differ from these estimates or our estimates may be affected by different assumptions or conditions, which could affect our consolidated financial statements.

We believe the following critical accounting policies are the most significant to the presentation of our financial statements and require the most difficult, subjective and complex judgments.

Revenue Recognition

We derive revenue from sales of our products to ODMs, OEMs and distributors. We allow certain distributors rights of return and credits for price protection. Given the uncertainties associated with the levels of returns and other credits to these distributors, we defer recognition of revenue from sales to these distributors until they have resold our products.

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been provided, the sales price is fixed or determinable and collectibility is reasonably assured. Contracts and customer purchase orders are generally used to determine the existence of an arrangement. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis as well as the customer’s payment history. Sales terms do not include post-shipment obligations except for product warranties.

We apply the provisions of SAB Topic 13, Revenue Recognition, to the sale of our sensors and companion processors and the provisions of Statement of Position, or SOP, 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, to the sale of our software products. For multiple-element arrangements that include sensors or companion processors and software products, we apply the provisions of EITF 03-05, Applicability of SOP 97-2, Software Revenue Recognition, to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software.

Allowance for Doubtful Accounts and Sales Returns

We must make estimates of potential future product returns and revenue adjustments related to current period product revenue. Management analyzes historical returns, current economic trends, changes in customer demand and acceptance of our products when evaluating the adequacy of our allowance for sales returns. If we made different judgments or utilized different estimates, material differences in the amount of our reported revenue may result. We provide for sales returns based on our customer experience and our expectations for revenue adjustments based on economic conditions.

We maintain an allowance for doubtful accounts for losses that we estimate will arise from our customers’ inability to make required payments. We make our estimates of the collectibility of our accounts receivable by analyzing specific customer creditworthiness, historical bad debts and current economic trends.

Warranty and Other Contractual Indemnifications

It is customary in our business to warrant or guarantee the functionality of products. Warranties on our products generally range from three months to three years. We therefore maintain warranty reserves to cover potential liability that could arise from these guarantees. Our warranty reserves reflect our best estimate of such liabilities and are based on our analysis of product returns, results of our product quality testing and various other assumptions that we believe to be reasonable under the circumstances. We have a limited history upon which to base our estimates of warranty expense. We recognize our warranty expense as a component of cost of revenue. Our warranty reserve includes specific accruals for known product issues and an accrual for an estimate of incurred but not reported product issues based on historical activity. Due to effective product testing and the short turnaround time between product shipment and the detection and correction of product failures, warranty expense based on historical activity was not significant as of and for the fiscal years or interim periods presented.

We are subject to certain indemnification obligations to STM in connection with the various agreements we entered with STM in relation to our acquisition of the TouchChip business in March 2004. These indemnification obligations cover a variety of aspects of our business. For instance, the purchase and supply agreement provides that we indemnify STM for certain claims arising out of the combination of an STM product manufactured for us with other products and certain claims related to specifications, designs or software we provide to STM. Our total liability to STM under such provision is limited to the aggregate purchase price of the wafers or products constituting the subject matter of the claim purchased in the 12 months immediately prior to the event giving rise to the claim, subject to certain exceptions. STM has made a claim for indemnification from us under the purchase and supply agreement, as more fully described in “Business—Legal Proceedings.”

As is customary in our industry and as provided for in local law in the U.S. and other jurisdictions, many of our standard contracts provide remedies to customers and other third parties with which we enter into contracts, such as defense, settlement or payment of judgment for intellectual property claims related to the use of its products.

From time to time, we also agree to indemnify customers, suppliers, contractors, lessors, lessees and others with whom we enter into contracts, against certain losses, expenses or liabilities arising from various triggering events related to the sale and the use of our products and services, the use of their goods and services, the use of facilities and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time, we sometimes also agree to indemnify these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. We purchase insurance to cover claims or a portion of any claims made under such provisions.

To date, claims made under such indemnification obligations have been insignificant and the estimated fair value of these indemnification obligations is not considered to be material as of and for the fiscal years or interim periods presented.

Inventory Valuation

Inventories comprise processed wafers and raw materials, work in process and finished goods. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method. Cost includes labor, materials, depreciation, cost of assembly, package and test and other overhead costs and is also impacted by other factors such as production yields and scrap.

We write-down the cost of excess or obsolete inventory to reduce the value of inventories to net realizable value where this is below cost. This may occur where we determine that inventories may be slow moving, obsolete or excess or where the selling price of the product is insufficient to cover product costs and selling expenses. Determining the market value of inventories involves judgments, including expected average selling prices and sales volumes forecasted for future periods. We primarily use selling prices in our period-end backlog to assess any potential declines in market value below cost.

Our inventories include high-technology parts that may be subject to rapid technological obsolescence and which are sold in a highly competitive industry. If actual product demand or selling prices are less favorable than we estimate, we may be required to take additional inventory write-downs and our gross margins could be adversely affected.

Recoveries of previously written down inventory are recognized only when the related inventory is sold and revenue has been recognized.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123 (Revised), Share-Based Payment, using the prospective transition method. Accordingly, prior period amounts have not been restated. In connection with the grant of stock options to employees in the period from March 4, 2004 to December 31, 2004 and during 2005, we recorded stock-based compensation determined by the Black-Scholes option pricing model and the minimum value method in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. Using the Black-Scholes option pricing model, we valued stock options taking into account the stock price at the grant date, exercise price, expected life of the option, expected dividend and the risk free interest rate over the expected life of the option. However, as a non-public entity we were permitted to exclude the volatility factor on the options under the minimum value method. Under SFAS No. 123(R) options granted and awards modified, repurchased or cancelled after January 1, 2006 have been valued at fair market value taking into account the volatility of our stock. Prior to March 4, 2004 stock-based awards issued by STM to employees of the TouchChip business were accounted for using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123, and further amended by SFAS No. 148. Under the prior intrinsic value method, no stock-based compensation expense had been recognized in the pre-acquisition period in our combined and consolidated statements of operations for stock-based awards granted to employees.

Option-pricing models require the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. We estimated volatility by reference to the historical volatilities of comparable public companies. Judgment is also required in estimating the expected term of options, the number of stock-based awards that are expected to be forfeited and assessing whether performance conditions will be met. For stock-based payments, the fair value of the stock is a significant factor in determining credits or charges to operations. Prior to this offering, our shares have not been publicly traded, and the fair value of our common stock has been determined by our board of directors. In determining the fair value of our common stock, our board of directors considers a number of factors, including:

•	recent transactions in our common stock with third parties, if any;

•	contemporaneous or retrospective valuations performed by valuation specialists; and

•	key milestones achieved in our business, including forecasted revenue and cash flows, product development and market acceptance.

Determining the fair value of our stock requires making complex and subjective judgments and estimates. There is inherent uncertainty in making these judgments and estimates. Our board of directors performed its analysis in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation.

Since July 2005, our board of directors has used common stock valuations prepared by FSCG to assist it in determining the value of our common stock. The procedures performed to determine the fair value of our common stock were based on many factors, including, but not limited to, a probability-weighted combination of the market multiple approach and income approach to estimate the aggregate equity value of our company at specific stock option grant dates.

The income approach involves applying appropriate discount rates to estimated debt-free cash flows that are based on forecasts of our revenue and costs. The projections used for each valuation date were based on our expected operating performance through the forecast periods. The assumptions underlying the estimates were consistent with our business plan. The future debt-free cash flows were determined by subtracting taxes, future capital spending and future changes in working capital and adding future depreciation and amortization to earnings before interest and taxes, or EBITDA. The interim debt-free cash flows and resulting terminal value were then discounted at a rate based on the weighted average cost of capital of comparable companies, as adjusted for our specific risk profile.

The market multiple approach was based on our projected revenue, EBITDA and net income (loss) over a particular period, which amounts were multiplied by a range of appropriate risk-adjusted multiples. The market multiples were obtained through the market comparison method, where companies having their stock traded in the public market were selected for comparison purposes and used as a basis for choosing reasonable market multiples for us. Revenue, EBITDA and earnings multiples were derived from publicly traded companies deemed to be comparable to us.

After estimating our average value based on the income and market approaches, we then utilized a probability-weighted expected return method. Under the probability-weighted expected return method, the value of the common stock was estimated based upon an analysis of values for us assuming various outcomes, such as an initial public offering, merger or sale, liquidation or remaining private, and the estimated probability of each outcome assuming that all preferred stock converts into common stock. There is inherent uncertainty in these estimates. If different discount rates, comparable companies or cash flow forecasts had been used, the valuations would have been different.

Since commencement of operations as a standalone company, we have granted options as described below. Our board of directors and our compensation committee believe that all options were granted at an exercise price equal to the fair value of our common stock at the time of grant based on a variety of factors.

In connection with options we granted from our commencement of operations as a standalone entity through June 1, 2005, our board of directors, the members of which we believe have extensive business, finance, investment and operations experience, has estimated the fair value of our common stock for purposes of determining the exercise price for the options granted. Throughout this period, we granted options with an exercise price of $0.30 per share, the fair value of our common stock on the date of each such grant, as determined in good faith by our board of directors upon its review and consideration of several factors at each time such a grant was made. Such factors included, without limitation, the prices at which we sold shares of our preferred stock in our preferred stock financings in March 2004 and January 2005, the liquidation rights and other preferences to which the holders of those shares were entitled, the potential terms of subsequent series of our preferred stock, the then-current book value per share of our common stock, the valuation of the assets we purchased from STM, risks inherent in our business, the lack of marketability of our common stock and the start-up nature of our company.

In connection with the preparation of our 2005 financial statements, in September 2005, we performed a retrospective valuation for options granted during the first six months of 2005, in connection with which, for financial accounting purposes only, we valued our common stock at $0.45 per share as of February 18, 2005 and $1.05 per share as of June 1, 2005. The increase from $0.30 per share to $0.45 per share as of February 18, 2005 was primarily the result of our announcement that a top ten global notebook computer manufacturer had selected us as the fingerprint authentication solution for a series of notebook computers. The increase from $0.45 per share to $1.05 per share as of June 1, 2005 was primarily the result of the occurrence of the following events during the intervening period:

•	In March 2005, we announced that a major producer of USB readers would integrate our TouchStrip solution into its first mass-market USB flash drive.

•	In April 2005, we announced that a top ten global notebook computer manufacturer had extended its use of our fingerprint authentication solutions to a new series of its notebook computers.

•	In April 2005, we hired a key sales executive as vice president of marketing to drive our marketing efforts.

We utilized the retrospective valuations for purposes of determining the stock-based compensation expense for these option grants.

On July 21, 2005 and September 1, 2005, we granted options with an exercise price of $1.05 per share. The fair value of our common stock was determined by our board of directors to be $1.05 per share primarily based on FSCG’s contemporaneous valuation report as of June 30, 2005. This valuation was deemed to be appropriate as no significant activity occurred between June 30, 2005 and September 1, 2005.

On October 12, 2005, we granted options with an exercise price of $1.95 per share. The fair value of our common stock was determined by our board of directors to be $1.95 per share primarily based on FSCG’s contemporaneous valuation report as of September 30, 2005. The increase in estimated fair value from $1.05 per share on September 1, 2005 to $1.95 per share on October 12, 2005 was primarily the result of a 32 percent increase in our aggregate revenue projections for the subsequent five years as well as the following events during the intervening period, which demonstrated continued expansion of our lead in the notebook computer market:

•	In September 2005, we announced that our largest customer would offer our TouchStrip solution on select new widescreen notebook computers.

•	In October 2005, we announced that a top ten global notebook computer manufacturer would offer our TouchStrip solution in the range of its new series of notebook computers.

On December 20, 2005, we granted options with an exercise price of $4.50 per share. The fair value of our common stock was determined by our board of directors to be $4.50 per share primarily based on FSCG’s contemporaneous valuation report as of December 15, 2005. The increase in estimated fair value from $1.95 per share on October 12, 2005 to $4.50 per share on December 20, 2005 was primarily the result of a 36 percent increase in our aggregate revenue projections for the subsequent five years and an increase in our probability weight of a potential initial public offering of our common stock from a ten to 15 percent range to a 15 to 20 percent range, as well as the following events during the intervening period, which showed that our authentication solutions continued to gain widespread acceptance as we secured additional customers:

•	In October 2005, we announced that a global notebook computer manufacturer had selected our fingerprint authentication solutions for two of its most recent series of notebook computers.

•	In November 2005, we announced that we would provide authentication solutions to a global manufacturer of computer peripherals for use in its external hard drive with encryption.

•	In December 2005, we were named a “2006 Technology Pioneer” by The World Economic Forum.

On February 3, 2006, we granted options with an exercise price of $6.75 per share. The fair value of our common stock was determined in good faith by our board of directors to be $6.75 per share upon its review and consideration of several factors. We subsequently obtained a retrospective valuation report from FSCG as of February 1, 2006 that valued our common stock at $6.75 per share. The increase in estimated fair value from $4.50 per share on December 20, 2005 to $6.75 per share on February 3, 2006 was primarily the result of a 57 percent increase in our projected valuation range upon an initial public offering of our common stock, as well as the following events during the intervening period:

•

In January 2006, we announced that a global notebook computer manufacturer would be incorporating our TouchStrip solution in certain notebook computers, demonstrating our continued experience with customer wins.

•	In January 2006, we announced the addition of Ray Bingham to our board of directors. Mr. Bingham brings additional operational and executive management experience to the board.

•	In January 2006, we added an experienced vice president of development, demonstrating our continued augmentation of our management team.

•	In February 2006, we received preliminary investment bank presentations with valuation estimates.

On July 6, 2006 and July 26, 2006, we granted options with an exercise price of $9.75 per share. The fair value of our common stock was determined by our board of directors to be $9.75 per share primarily based on FSCG’s contemporaneous valuation report as of May 1, 2006. This valuation was deemed to be appropriate as no significant activity occurred between May 1, 2006 and July 26, 2006. The increase in estimated fair value from $6.75 per share on February 3, 2006 to $9.75 per share on July 6, 2006 was primarily the result of an increase in the probability weight of a potential initial public offering of our common stock from a 15 to 20 percent range to a 30 to 35 percent range and a 17 percent increase in our aggregate revenue forecast for the subsequent five years, as well as the following events during the intervening period:

•	In March 2006, we added an experienced public company chief financial officer, demonstrating our continued augmentation of our management team.

•	In March 2006, we selected underwriters for our initial public offering.

•	In March 2006, we announced the introduction of a PC peripheral fingerprint reader.

•	In April 2006, we closed $7.5 million, and in June 2006 we closed an additional $2.5 million, in a Series C preferred round of financing at a price of $13.10 per share.

•

In April 2006, we announced the use of our fingerprint authentication solutions on select notebook computer models manufactured by a top ten global notebook computer manufacturer, which was one of several new customer wins demonstrating increasing acceptance of our authentication solutions.

On October 25, 2006, October 31, 2006, November 14, 2006 and December 5, 2006, we granted options with an exercise price of $14.01 per share. The fair value of our common stock was determined by our board of directors to be $14.01 per share primarily based on FSCG’s contemporaneous valuation report as of September 15, 2006. This valuation was deemed to be appropriate as no significant new activity not previously considered occurred between September 15, 2006 and December 5, 2006. The increase in estimated fair value from $9.75 per share on July 26, 2006 to $14.01 per share on October 25, 2006 was primarily the result of an increase in the probability weight of a potential initial public offering of our common stock from a 30 to 35 percent range to a 45 to 50 percent range, as well as the following events during the intervening period:

•

In October 2006, we announced that we had partnered with a fingerprint-based payment transactions service provider to enable end users to use our fingerprint authentication solutions to securely access their online accounts and services.

•

In October 2006, we announced that a top ten global notebook computer manufacturer selected our TouchStrip solution for use in certain of its notebook computers, demonstrating our continuing customer wins.

•	In October 2006, we announced a partnership with a global semiconductor company to introduce a reference design for external hard disk drives.

•	In October 2006, we announced that we had received Federal Information Processing Standards, or FIPS, 201 compliance for fingerprint devices.

On February 8, 2007, we granted options with an exercise price of $15.24 per share. The fair value of our common stock was determined by our compensation committee to be $15.24 per share primarily based on FSCG’s contemporaneous valuation report as of December 31, 2006. This valuation was deemed to be appropriate as no significant activity occurred between

December 31, 2006 and February 8, 2007. The increase in estimated fair value from $14.01 per share on December 5, 2006 to $15.24 per share on February 8, 2007 was primarily the result of an increase in the probability weight of a potential initial public offering of our common stock from a 45 to 50 percent range to a 65 to 70 percent range, as well as the following events during the intervening period:

•	In January 2007, we announced the delivery of our first fingerprint authentication software solution for the Microsoft Windows Vista Operating System.

The following table presents the intrinsic value of all options outstanding at March 31, 2007 based on the assumed initial public offering price of $                 per share, the midpoint of the range set forth on the cover page of this prospectus.

	Number of Options Outstanding	Intrinsic Value
Vested options	610,099	$
Unvested options	279,327

Total	889,426	$

Goodwill, Intangible Assets and other Long-Lived Assets

We adopted SFAS No. 142, Goodwill and Other Intangible Assets, at inception, and, in accordance with SFAS No. 142, we do not amortize goodwill. For purposes of applying SFAS No. 142, we believe our operations represent a single reporting unit. Goodwill and intangibles with indefinite lives are tested for impairments on an annual basis or whenever events or changes in circumstances indicate the carrying value of these assets may not be recoverable. Intangible assets with finite lives are amortized using the straight-line method over their useful lives ranging from six months to four years.

Long-lived assets, primarily property and equipment and amortizable intangible assets, are accounted for in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires the review of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We recognize impairment based on the difference between the fair value of the asset and its carrying value. There have been no impairments of long-lived assets through March 31, 2007.

Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer contracts, customer lists and acquired core and developed technology, discount rates and estimates of future costs. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

Income Taxes

Prior to our purchase of the assets and the assumption of certain contracts and liabilities of the TouchChip business unit of STM in early 2004, TouchChip’s results of operations were included in the income tax returns of an STM legal entity in the Netherlands and in the tax returns of certain other STM subsidiaries. Upon our incorporation in December 2003 and subsequent acquisition of the TouchChip business unit of STM, we became a U.S. taxable entity for U.S. federal tax reporting. Our foreign subsidiaries are wholly owned and have been taxable as corporations in their respective foreign countries.

Deferred income tax assets and liabilities are recorded based on the computation of differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that we have estimated is more likely than not to be realized. As of December 31, 2005 and 2006, our valuation allowance on our net deferred tax assets was $3.6 million and $1.5 million, respectively.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We are subject to income tax audits in all of the jurisdictions in which we operate and, as a result, must also assess exposures to any potential issues arising from current or future audits of current and prior year’s tax returns. Accordingly, we must assess such potential exposure and, where necessary, provide a reserve to cover any expected loss. To the extent that we establish a reserve, our provision for income taxes would be increased. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that tax liability is greater than our original estimate.

Effective January 1, 2007, we adopted Financial Accounting Standards Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109, or FIN 48. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes, or SFAS No. 109. Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, Measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement. FIN 48 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. We therefore made a reclassification of approximately $0.5 million of unrecognized tax benefits between deferred tax assets and long term taxes payable upon adoption of FIN 48. Upon adoption of FIN 48, our policy to include interest and penalties related to unrecognized tax benefits within our benefit from income taxes did not change.

Litigation

Our industry is characterized by frequent litigation regarding patent and other intellectual property rights. We are currently involved in such intellectual property litigation. We accrue for losses related to litigation if a loss is probable and the loss can be reasonably estimated. We expense legal costs as incurred. We regularly evaluate current information available to determine whether accruals for litigation should be made. If we were to determine that such a liability was probable and could be reasonably estimated, the adjustment would be charged to income in the period such determination was made. For more information, see “Business—Legal Proceedings” elsewhere in this prospectus.

Allocation of STM Expenses

Our financial statements for the pre-acquisition period include allocations of certain STM expenses, including sales and marketing, general and administrative and STM corporate expenses, such as legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other STM corporate and infrastructure costs. The expense allocations have been determined on bases that STM and we consider to be reasonable reflections of the utilization of services provided, or the benefit received, by the TouchChip business unit.

Qualitative and Quantitative Disclosure About Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to balances in our money market accounts and our term loan. Our term loan has an interest rate of the bank’s prime rate plus one percent. We expect that substantially all of the debt outstanding as of March 31, 2007 will be repaid within one year. We do not expect our results of operations or cash flows to be materially affected to any significant degree by changes in interest rates.

STM Warrant

We issued a warrant to purchase 666,666 shares of common stock to STM in July 2005. The warrant is being accounted for as a liability award and accordingly is marked to market at the end of each financial period until the warrant is exercised or expires unexercised. A $1.00 increase in our stock price would increase the charge associated with this warrant by $0.7 million.

Foreign Exchange Risk

All of our revenue is presently denominated in U.S. dollars. We therefore have no foreign currency risk associated with sales of our products at this time, other than the risk that our products may be more expensive outside of the United States if the value of the U.S. dollar decreases compared to the local currency of our customers and causes, for instance, pricing pressure, lower revenue or lower gross margins. However, as a result of our foreign operations, we have expenses, assets and liabilities that are denominated in foreign currencies. For example, we have facilities and employees in the Czech Republic, Japan, Taiwan and Singapore that incur costs which are paid in local currency.

As a consequence, movements in exchange rates could cause our expenses to fluctuate, affecting our profitability and cash flows. We must translate foreign currency denominated results of operations, assets and liabilities for our foreign subsidiaries to U.S. dollars in our consolidated financial statements. Consequently, increases and decreases in the value of the U.S. dollar versus such foreign currencies will affect our reported results of operations and the value of our assets and liabilities on our consolidated balance sheet, even if our results of operations or the value of those assets and liabilities has not changed in its original currency. These transactions could significantly affect the comparability of our results between financial periods or result in significant changes to the carrying value of our assets, liabilities and stockholders’ equity.

We experienced no significant foreign currency gains or losses during 2005, 2006 and the three months ended March 31, 2007. As foreign currency exchange rates fluctuate relative to the U.S. dollar, we expect to incur foreign currency translation adjustments and may incur foreign currency exchange losses. We cannot give any assurance as to the effect that future changes in foreign currency rates will have on our consolidated financial position, results of operations or cash flows. However, we do not presently consider this currency risk to be a material risk because the related costs do not constitute a significant portion of our total expenses at this time. We therefore do not currently engage in currency hedging activities to limit the risks of currency fluctuations.

Recent Accounting Developments

In June 2006, the FASB ratified the consensus on EITF No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement. The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, Federal Universal Service Fund, or FUSF, contributions and excise taxes. The EITF affirmed its conclusion that entities should present these taxes in the income statement on either a gross or a net basis based on their accounting policy, which should be disclosed pursuant to Accounting Principles Board Opinion, or APB, No. 22, Disclosure of Accounting Policies. If such taxes are significant and are presented on a gross basis, the amounts of those taxes should be disclosed. We currently record transaction-based taxes on a net basis in our consolidated statements of operations. The adoption of EITF 06-3 effective January 1, 2007 did not have a material impact upon our consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute of tax positions taken or expected to be taken on a tax return. We adopted FIN 48 effective January 1, 2007 and the adoption did not have a material impact on our consolidated financial position, results of operation and cash flows.

In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting policies, or GAAP, and expands disclosures about fair value measurements. Prior to SFAS 157, there were different definitions of fair value and limited guidance for applying those definitions in GAAP. Moreover, that guidance was dispersed among the many accounting pronouncements that require fair value measurements. Differences in that guidance created inconsistencies that added to the complexity in applying GAAP. In developing this statement, the FASB considered the need for increased consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. SFAS is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are evaluating the effect that SFAS 157 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This statement does not establish requirements for recognizing and measuring dividend income, interest income or interest expense. We are currently reviewing this new standard to determine its effects, if any, on its results of operations or financial position.

BUSINESS

Overview

We are a leading provider of security products and solutions for the fingerprint authentication market. Our fingerprint authentication products are embedded in millions of notebook computers each year to provide convenient security for end users. Our products incorporate sophisticated security technologies to provide accurate and reliable fingerprint authentication in small, durable and low-cost form factors suitable for use in notebook computers, other portable electric devices and physical access control. Our fingerprint modules and chipsets ensure high levels of security and privacy, and our sensor-only products are designed for cost sensitive applications. We believe that our fingerprint solutions, which integrate our compact silicon sensors with our proprietary coprocessors and our software, are among the most secure fingerprint authentication products in the industry.

We sell our products to original equipment manufacturers, or OEMs, principally through distributors and original design manufacturers, or ODMs. We offer our products as comprehensive solutions, comprised of proprietary hardware and software components, to minimize the time and cost required for manufacturers to integrate our fingerprint authentication solutions into their products. Our OEM end customers include seven of the top ten global notebook computer manufacturers, including Lenovo Group Limited, Toshiba Corporation, Dell Inc. and Sony Corporation. Our fingerprint authentication products are also used by governmental agencies to control physical access to secure areas and logical access to computer networks.

Industry Background

Increasing need for reliable and convenient user authentication and data security

A number of factors are contributing to an increasing need for a reliable and convenient user authentication solution to secure sensitive information, communications and transactions, including:

•

the proliferation of mobile devices, such as notebook computers, mobile phones, smart handheld devices and portable storage drives, which has significantly increased the risk of unauthorized access to confidential information and communications;

•	the proliferation of sensitive and high-value transactions conducted via the Internet;

•	the increasing prevalence of identity theft and fraud, which significantly increases the financial consequences of unauthorized access to information; and

•

increasing regulatory compliance standards, such as the Federal Financial Institutions Examination Council, or FFIEC, the Health Insurance Portability and Accountability Act, or HIPPA, and the Sarbanes-Oxley Act, which require enterprises to demonstrate a robust process for ensuring that corporate and personal data remains confidential and are accessed only by individuals with appropriate authorization.

These and other factors contribute to the increasingly critical need to ensure that the person using a device to communicate, access information and conduct transactions is actually the person who is authorized to do so.

Passwords alone are an inadequate form of authentication

The primary form of authentication utilized over the last 25 years has been passwords. Passwords, however, are inherently insecure and inefficient and are commonly lost, stolen,

shared or forgotten. Readily available tools can easily compromise password security by probing to determine passwords either through automated exhaustive search or an algorithm based on knowledge of the user. Techniques such as “phishing” can result in users inadvertently and unknowingly supplying their passwords to unauthorized parties who pretend to be trusted and known service providers, such as banks, and then reuse the stolen passwords to gain access to user accounts. Many users have a large number of different accounts and applications requiring passwords, causing them to frequently use a single password for multiple accounts or to store distinct passwords electronically in a single file or physically on a single piece of paper. These practices increase the risk of security breaches by hackers and identity thieves. Additionally, because passwords can be shared by multiple users, service providers can only determine if the user entering the password has used the authorized password but cannot verify the identity of the user or whether the user has the proper authority to use the password. Passwords have also become a burden on IT departments, which spend a significant amount of time handling password reset requests. Both enterprises and consumers need to adopt stronger and easy to use authentication technologies.

Traditional forms of multi-factor authentication are expensive and inconvenient

In order to provide stronger “multi-factor” authentication, enterprises and service providers have historically employed one-time password tokens or smart cards. Tokens or smart cards are small hardware devices carried by users that provide a second factor of authentication when used with passwords. The tokens or smart cards display a secure authentication code that is generated based on a secret key located in the enterprise or service provider network and the time of day. In a two-factor authentication system, a user is required to enter this secure authentication code as well as a password in order to gain access to the enterprise or service provider network. Similarly, in order to compromise two-factor authentication approaches, a hacker must know the password and have access to the token or smart card. Traditional forms of two-factor authentication offer significant improvements in security over the use of single-factor static passwords. While hardware tokens and smart cards have helped to improve security, they are typically complex and costly to deploy, are commonly lost or stolen and are usually used for a single application. The industry has yet to find a successful means of using hardware tokens to enable broad access across multiple services. Additionally, smart cards require an entire infrastructure of card readers to be deployed, which makes mass adoption in corporate environments difficult and costly. Accordingly, tokens and smart cards are more cumbersome than passwords.

Adoption of fingerprint biometrics as a next generation authentication and identification technology

The security issues, cost and inconvenience of passwords and traditional forms of strong authentication have contributed to the increased focus on biometrics in recent years. Biometric technologies use unique behavioral or physiological characteristics to determine or verify an individual’s identity. Because these unique characteristics cannot generally be lost, stolen, shared or forgotten, biometrics are significantly more secure and convenient than passwords, tokens or smart cards. While biometrics has had potential as an authentication and identification technology for decades, over the past few years fingerprint biometrics has achieved broader adoption for a range of applications around the world. International Biometrics Group, an independent research group, estimates that fingerprint-based biometrics represented 28 percent of overall biometrics market revenue in 2006 and that the overall biometrics market will grow from $2.2 billion in 2006 to $7.4 billion in 2012. Fingerprints have been and are expected to continue to be the most widely used biometric technology because of convenience and ease of use.

Until recently, adoption of biometrics has been driven primarily by homeland security and law enforcement, where biometrics have been used to determine or verify identities at border crossings or in police stations. The desire for cost-effective and convenient security has led to the emergence of fingerprint biometrics as a mass market solution for commercial applications, driven primarily by its use in notebook computers. Today, many of the leading manufacturers of notebook computers are shipping computers incorporating fingerprint biometrics. Of the 82.4 million notebook computers that International Data Corporation, or IDC, an independent research firm, estimates shipped during 2006, UPEK estimates that more than ten percent contained fingerprint biometrics. We believe that other emerging end markets for fingerprint authentication, such as mobile phones, smart handheld devices and portable storage drives, currently represent penetration levels that are significantly lower than those in the notebook computer market and provide attractive opportunities for the future integration of our solutions.

Notebook computer and other mobile device markets demand silicon-based fingerprint authentication

Historically, fingerprint authentication products have been based on optical sensors. Several technical challenges, including the size, cost and power consumption of optical sensors, have limited the adoption of fingerprint biometrics in the commercial market. Since optical sensors act by reflecting light off of the tip of a stationary finger, they are typically larger than the tip of a finger and are usually as large as one square inch for many applications. These optical sensors are often costly and tend to consume large amounts of power to operate. Optical sensors require the use of a combination of mirrors and lenses, which can be costly to manufacture and are often cumbersome, and may not withstand rugged conditions. Furthermore, optical sensors typically require an attendant or security guard to be present to witness the finger presentation process to prevent “spoofing,” the use of a gel impression or other artificial replica of live skin to falsely authenticate a fingerprint. While the law enforcement and homeland security markets continue to use optical sensor technology, the commercial market requires low-cost, compact and durable technology for use in notebook computers and other mobile devices. The size, cost and technical limitations of optical sensor technology present significant challenges to the feasibility of its widespread adoption in the commercial market.

In response to the limitations of optical sensor technology, the biometrics industry has embraced silicon sensor technology as the primary enabler for the commercial market, paving the way for an expected high growth commercial biometrics market. According to Frost and Sullivan, an independent research group, the embedded commercial biometrics market is projected to grow from $113 million in 2006 to $2.0 billion in 2013. Silicon sensors are more compact and power efficient than optical sensors, enabling them to be embedded into commercial applications such as notebook computers and other mobile devices. Over the last decade, the continued evolution of semiconductor performance per unit cost has reduced the cost of silicon technology to enable cost-effective deployment of fingerprint sensors to the mass market.

Challenges of fingerprint authentication in the commercial market

While silicon sensors have overcome some of the traditional challenges of fingerprint authentication in the commercial market, a number of critical challenges remain to be addressed to practically and successfully deploy fingerprint authentication capabilities on a mass market scale:

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Some approaches to processing fingerprint images create security issues.    Some approaches to fingerprint matching make use of the host system’s standard microprocessor, such as the Intel or AMD processor in the case of a notebook computer, to process the fingerprint image in order to authenticate the user. This approach typically requires the fingerprint image to exit the biometric subsystem and transit the motherboard for processing by an Intel or AMD microprocessor in an unencrypted state. This data path creates opportunities for the fingerprint image or template to be accessed and exploited by hackers, leaves the biometric subsystem vulnerable to viruses or other security threats and leaves users exposed to privacy breaches.

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Integration of components may be time consuming and costly for computer and electronic systems manufacturers.    To deploy fingerprint authentication on a device, a number of components must be integrated, including a fingerprint sensor, system firmware, matching algorithms and software applications for enrollment and authentication of users. Computer and electronic systems manufacturers often prefer to buy a complete solution rather than expend the time, resources and expertise to procure the necessary components from multiple vendors and integrate them together to deliver biometrics capability.

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Accuracy and reliability of fingerprint authentication.    Fingerprint authentication technologies must reliably capture fingerprint images and accurately authenticate users across a broad range of environmental conditions and skin types. Fingerprint authentication technologies must also be repeatable over time and adapt to the aging or other changing properties of live skin.

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Ability to provide low-cost solutions suitable for deployment on mobile devices.    Fingerprint authentication technologies must be small enough to be incorporated into portable devices, such as notebook computers, mobile phones, smart handheld devices and portable storage drives, and must not consume a significant portion of the limited battery power available to such devices. In addition, in order to be deployed on mobile devices, fingerprint sensors must be highly durable and must not constitute a significant percentage of the cost of the mobile devices on which they are incorporated.

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Ability to scale to meet the needs of computer and electronic systems manufacturers.    Computer and electronic systems manufacturers typically operate at high volumes and maintain stringent quality standards. In order to develop and maintain relationships with these manufacturers, technology providers must demonstrate an ability to consistently deliver quality products in this demanding environment.

We believe there is a need for a comprehensive fingerprint authentication solution that is secure and accurate and can easily be embedded in a range of mobile devices for use in the commercial market.

Our Solution

We are a leading provider of products and solutions for the fingerprint authentication market. We have designed our solutions to enable computer and other electronic systems manufacturers to rapidly incorporate our fingerprint authentication into their products. Our products incorporate sophisticated security technologies to provide accurate and reliable fingerprint authentication in small, durable and low-cost form factors suitable for use in notebook computers, other portable electronic devices and physical access control. Our fingerprint modules and chipsets ensure high levels of security and privacy, and our sensor-only products are designed for cost sensitive applications. Competitive strengths of our fingerprint authentication solutions include:

Secure, integrated architecture.     We design our fingerprint authentication solutions with our secure, integrated architecture to ensure a high level of security. We typically offer these solutions as fingerprint modules or chipsets, which integrate our compact silicon sensors with our proprietary coprocessors and our software. These hardware and software solutions secure the fingerprint image through the entire authentication process by processing the image within our secured hardware coprocessor, thereby minimizing the security risk of relying on a host system’s microprocessor to authenticate the fingerprint. By securing the fingerprint image within our secured hardware coprocessor, this proprietary architecture substantially minimizes the ability of hackers to compromise security by accessing the fingerprint image used for authentication inside of our hardware coprocessor. Since the user’s fingerprint data never leaves the secure processor, our architecture also addresses privacy concerns. Our integrated architecture also secures the link between the client and the server, eliminating another potential point of compromise.

Comprehensive fingerprint authentication solutions.    We have developed and offer comprehensive fingerprint authentication solutions comprised of proprietary hardware and software components. Our solutions include a fingerprint sensor, a companion processor for matching, a pre-boot authentication capability for integration into the Basic Input/Output System, or BIOS, system firmware, matching algorithms and a suite of software applications for enrollment and authentication of users. We believe that it is critical to own and provide this complete solution to our customers as it would be significantly more time consuming and costly for computer and other electronic systems manufacturers to source these components from separate vendors and integrate them into their products. We also offer advanced software functionality to enhance the security of our fingerprint authentication including encrypted file storage and “boot-level” authentication, which protects the notebook computer from unauthorized access while the system is powering on prior to loading the operating system.

Accurate and reliable fingerprint authentication technology.    Our solutions use our sophisticated technologies to reliably capture fingerprint images and accurately authenticate users. Our proprietary Active Capacitive Sensing technology enables us to analyze fingerprints both on the surface as well as at deep levels within the skin of the finger, enhancing our sensors ability to capture the unique “ridges” and “valleys” of a fingerprint with a high degree of accuracy. Our PerfectPrint image optimization software is designed to optimize the capture of the fingerprint image with respect to a variety of skin types under various operating conditions. Several of our products also incorporate our PerfectTrust fingerprint authentication technology that uses various sensing features designed to prevent successful spoofing attacks by artificial replicas of live skin. We have developed and acquired a proprietary suite of software algorithms, PerfectMatch, which conducts the matching process between an enrolled fingerprint template and a live fingerprint image. We believe that we are the first company to have a silicon-based fingerprint sensor product, the TCS1, certified under the Federal Information Processing Standard, or FIPS, 201, which is a quality standard developed by the National Institute of Standards and Technology, or NIST, that measures qualities that enable accurate and sufficiently detailed capture of a fingerprint pattern captured by a sensor. Our TCS1 product is primarily used for controlling physical access to secure areas and logical access to computer networks.

Cost and mobility advantages for the commercial market.    We have designed a proprietary silicon sensor that we couple with our proprietary technologies to provide low-cost fingerprint authentication solutions that can be incorporated into mobile devices, such as notebook computers, mobile phones, smart handheld devices and portable storage drives. We offer fingerprint modules and chipsets that have all of these characteristics and ensure a high level of security. We also offer a sensor-only product specifically designed for more cost sensitive applications, such as notebook computers for the consumer market and mobile phones.

Designed for, and proven in, high volume and heavy use applications.    We have designed our products to meet the mass market requirements of the largest computer and other electronic systems manufacturers. We have also developed a unique manufacturing process to address the need for highly durable fingerprint sensors in order to withstand both intended and accidental physical contact with human skin and other foreign objects to which silicon-based integrated circuits are not typically exposed when embedded in an electronic device, as well as other environmental factors such as electrostatic discharge and chemical contamination. We subject all of our software components to rigorous testing under many computing and device environments prior to making the software generally available to our customers. We focus on product reliability for all of our hardware products from the initial stage of the design cycle through each specific design process. We review quality and reliability data from our foundries and assembly subcontractors through each stage of the product cycle. We closely monitor the production process from foundry to back-end testing to confirm product quality, reliability and yield levels. Our focus on quality and reliability has enabled us to serve some of the most demanding computer manufacturers, including seven of the top ten global notebook computer manufacturers.

Low-cost manufacturing process.    We operate our business using a fabless semiconductor model and, as such, do not own or operate semiconductor manufacturing facilities. In addition, we outsource packaging, assembly and test of our fingerprint sensor products. Our utilization of standard, high volume fabrication processes allows us to take advantage of the cost reduction and yield enhancements associated with these processes. Historically, we relied primarily upon STM to source our processed silicon wafers. We recently contracted with Chartered making them our second source of processed wafers to reduce our wafer costs. In addition, most of our packaging, assembly and test operations are performed by Amkor, an outside package and test supplier based primarily in Asia. Our fabless business model is designed to enable us to contain our capital expenditures and fixed costs and allow us to focus our resources on the design of innovative products and solutions for the fingerprint authentication market. In addition, this model is designed to reduce the impact on our business of potential end market seasonality, cyclicality and fluctuations in demand.

Our Strategy

Our objective is to maintain and expand our position as a leading provider of fingerprint authentication products and solutions. Key elements of our strategy to achieve this objective include:

Leverage our leadership position in fingerprint authentication.    Through our design wins and significant sales, we believe we have achieved an industry leading position in the notebook computer market. We are currently selling our products to seven of the top ten global notebook computer manufacturers and intend to continue to penetrate our installed base of notebook computer end customers and expand our customer base in the notebook computer market. The notebook computer market has been the primary driver of commercial adoption of fingerprint authentication to date, and we expect this trend to continue for the foreseeable future. We intend to leverage our early leadership in the notebook computer market and industry recognition to enter and penetrate emerging high volume commercial end markets for fingerprint authentication, such as the mobile phone, smart handheld device and portable storage drive markets.

Offer a flexible range of products to meet the requirements of our end markets.    We have developed and continue to enhance a portfolio of products which meets the needs of a broad range of applications and offers customers a choice among a variety of levels of user experience, security and cost, in each category from entry level to our most secure solution. Our products support our unified solution architecture, PerfectTrust, and common user interface and offer easy product transitions with mechanical compatibility. Our common architecture uniquely enables biometric interchange between area and strip sensors, enabling our customers and partners to deploy a scalable solution which enables the biometric interchange of enrollment on an area sensor and verification on a swipe sensor, or vice versa. We believe we are the only single supplier that provides a range of comprehensive fingerprint authentication solution choices to the market that can meet entry level and high security needs.

Expand technology leadership in fingerprint authentication.    We intend to continue to invest in research and development of advanced biometric and security technologies to extend our competitive advantage and to migrate to more advanced silicon technology in our next generation sensors, including larger wafer sizes and more advanced process technology, to further drive down the cost, size and power requirements of our products. In addition, we continue to develop improvements in our algorithms for fingerprint matching to further increase performance and speed and decrease the memory and computational requirements of our fingerprint matching algorithms. We also expect to continue to expand and enhance our software technologies to strengthen our capabilities and enhance manageability. While our focus is on developing new and enhanced technology, we also intend to continue to pursue patents for our core technologies to defend our leadership. As of June 30, 2007, we had 36 U.S. issued patents and 15 foreign issued patents as well as five U.S. patents pending and 33 foreign patents pending.

Provide value-added services to our installed base of end users.    We have designed all of our products and technologies with a common set of interfaces to enable us to pursue opportunities in complementary markets now and in the future. In this regard, we have recently entered into a strategic alliance with Pay By Touch, a provider of biometric-based marketing and payment services, whereby end users will be able to use fingerprint authentication to securely access their online accounts and services. We intend to develop additional alliances with major online and financial service providers to enable enterprise users and consumers using a device enabled by our fingerprint authentication solutions to biometrically authenticate to their online services.

Continue to focus on government and physical security markets.    We sell products based on our fingerprint authentication technology into the government security market. We believe that the rigorous security demands of this market reinforce the security and quality of the products we offer to our commercial customers and position us to pursue cross-segment opportunities. We intend to continue to develop and deliver silicon fingerprint sensors certified for use in government and high security physical access applications. We provide our products to manufacturers of Automated Fingerprint Identification Systems, or AFIS, and other technology component providers for use in homeland security and other government biometric identity management initiatives. In the physical security market, we sell and market solutions that enable biometric authentication to physical assets such as safes, lockboxes, door locks and building access devices. The primary application of our products in the government market is in portable AFIS-quality devices used in law enforcement, border control and other homeland security environments. We offer the first silicon-based fingerprint sensor that has achieved FIPS 201 certification, a prerequisite for many U.S. federal government biometric projects.

Pursue strategic alliances to extend market reach and visibility.    We intend to continue to develop strategic alliances with third-party technology and solution providers with complementary offerings to extend our market reach and visibility. Potential alliance partners may include providers of security solutions, enterprise and consumer software and healthcare solutions.

Technology and Architecture

We have developed a number of proprietary hardware and software technologies to enhance our fingerprint authentication solutions. Our technologies are integrated into our product offerings to enhance the accuracy, reliability and flexibility of our fingerprint biometric solutions. We have also designed an integrated architecture for our products, which enables our sensors to be deployed with our fully integrated proprietary coprocessors to simplify integration and further enhance security.

Our total solution product strategy enables computer and electronic systems manufacturers, without changing existing systems or applications, to readily incorporate a solution that provides strong authentication for device security. We have developed embedded fingerprint authentication capability combined with software and service extensions. Our industrialized, hardware-based security solution, which integrates with existing infrastructure and solutions, has taken many years to develop and required that we achieve expertise in areas such as silicon sensors, fingerprint biometrics, application specific integrated circuit, or ASIC, design, security protocols, integration with Basic Input/Output System, or BIOS, client/server software and support services. We benefit from a strong patent portfolio and leading core silicon fingerprint sensing technology as well as an experienced engineering team.

Active Capacitive Sensing

Our silicon-based sensors use our proprietary technology, which we call Active Capacitive Sensing, to accurately and reliably capture fingerprint images. Providing a higher signal-to-noise ratio than other silicon-based technologies, such as passive capacitive sensing, our Active Capacitive Sensing technology allows us to capture a wide range of fingerprints.

Our fingerprint sensors consist of many sensor cells, or pixels, configured in a two dimensional array. Each pixel contains an active capacitive feedback circuit with a fringing field capacitance modulated by the presence of live skin close to the surface of the sensor. The surface of each pixel consists of two adjacent capacitor plates, which are separated from the skin and the external environment by an ultra-hard highly durable protective coating. These sensor plates create a fringing capacitance between them with field lines extending beyond the surface of the silicon and through the protective covering. When live skin is sufficiently close to the sensor, the skin interferes with the field lines between the two plates and reduces the fringing field capacitance between them. In addition, our Active Capacitive Sensing technology allows for the injection of an electronic signal into the finger through an external electrode and subsequent sensing of charge injected into the sensor plates from the deep tissues within the live skin, an approach to fingerprint capture that allows for the combining of both surface-based and deep-tissue-based sensing effects. Active Capacitive Sensing accurately identifies the unique “ridges” and “valleys” of a fingerprint by measuring a combination of the fringing field capacitance of and the charge injected into the pixels as a fingerprint is scanned across the sensor. Our sensing technology incorporates advanced finger sensing technology and can include built-in fake finger sensing mechanisms, which can allow us to prevent a variety of “spoofing” attacks.

PerfectPrint

Our fingerprint capture technology, which we call PerfectPrint, ensures accurate and reliable capture of fingerprint images for differing types of skin under a variety of environmental conditions. PerfectPrint samples small windows of the image and adjusts the sensor in real-time to control image brightness and contrast and to adapt to the skin type of the user as well as other environmental conditions such as humidity, enabling capture of the full fingerprint image for a wide variety of skin types, from dry to moist, and under a wide variety of environmental conditions, from arid to humid.

PerfectMatch

Our fingerprint matching technology, which we call PerfectMatch, is a set of proprietary software algorithms that are used to extract fingerprint templates and match live fingerprints with previously enrolled fingerprint templates. PerfectMatch technology extracts the unique characteristics of a fingerprint, known as minutiae, from fingerprint images. The minutiae are used during the enrollment process to create a mathematical representation of the key features of an original fingerprint, known as a fingerprint template, and during the verification process to match a live fingerprint against previously enrolled templates for authentication. We use fingerprint templates, rather than a true image of the fingerprint, in the verification process to enhance privacy and security. It is widely considered to be impossible to reconstruct the original fingerprint pattern from the stored template, one of the privacy benefits of minutiae-based fingerprint algorithms. Minutiae-based fingerprint templates have the added benefits of reducing both transmission times and memory use due to the smaller space needed to store a template instead of a true image of the fingerprint. PerfectMatch is delivered with a BioAPI compliant Application Programming Interface, or API, which allows customers to easily integrate our fingerprint authentication products into their applications.

PerfectTrust

Our proprietary security architecture, which we call PerfectTrust, provides the security and confidentiality of the fingerprint capture and matching process. We typically offer our fingerprint authentication products as fingerprint modules or chipsets, which couple our compact silicon sensors with our proprietary ASIC companion processor that securely manages the fingerprint matching and security protocols. Coupling the sensor with the coprocessor in a hardware module enables a high level of biometric authentication security since all fingerprint processing is performed on secure hardware that is “closed” and more secure than the central processor of the host system, which is typically “open” and more vulnerable to compromise by viruses, hackers and other security threats. Managing sensitive data processing in our secure coprocessor significantly reduces opportunities to reverse engineer, hack or alter the operation, protecting the user’s privacy. Our PerfectTrust architecture also incorporates communication protocols to secure the link between the client and the server, eliminating another potential point of compromise.

PerfectPoint

PerfectPoint enables the fingerprint sensing device to be utilized for mouse-like navigation and ‘click’ functions, such as menus and screen positioning, in much the same way that users interact with a touchpad in a notebook computer. We utilize the sensing technology to sense the displacement of a finger. Subtle movements are translated into control functions typically performed by different types of pointing devices such as a mouse, track point, roller ball or other type of input device. This enhances the user experience and enables many convenient, value-added features. For notebook computers, this enables direct access to the Biomenu for simple and convenient access to registered webpages, to lock the system, to open MySafe for secure file storage or for management of the biometric solution without having to launch an application separately.

We believe we were the first silicon fingerprint supplier to provide hardware navigation that offloaded the computation burden from the host processor while enhancing the navigation experience for mobile applications. Our latest generation of sensors has integrated the technology directly into the sensing device for mobile applications where limitations on space constraints, buttons and power consumption are key factors. PerfectPoint navigation can enable more flexibility for developing easier and more intuitive user interfaces for all types of mobile devices.

Products and Services

We offer a wide range of silicon-based fingerprint authentication products and services to enable efficient and cost-effective integration of our products into our customers’ products. By providing a comprehensive solution, we eliminate the need for our customers to seek multiple vendors to incorporate biometrics into their products. We believe this provides us with a competitive advantage over companies that offer individual parts that must be integrated with other components to form a complete workable solution. We believe our integrated solution shortens our customers’ overall design process for integrating fingerprint authentication into their products.

Our fingerprint authentication products have been incorporated into a range of applications, including notebook computers, personal computer peripherals such as keyboards, mobile phones, portable storage devices and physical and logical access control systems. Our silicon sensor technology is more cost effective, compact, durable and power efficient than traditional optical sensor technologies, making our chipsets and modules well suited for embedding in notebooks and other mobile devices. We adhere to and endorse open industry standards for biometric interoperability, permitting a broad level of implementation across a wide range of applications. We also offer a selection of finished standalone USB peripheral fingerprint readers available with software for original equipments manufacturers, or OEMs, that wish to resell a UPEK branded product or to affix their logos and offer their own branded products to end users.

Fingerprint Authentication Chipsets and Modules

We offer our fingerprint authentication chipsets, fingerprint modules and standalone sensor solutions under the following brands:

TouchStrip.    We market our silicon strip sensor chipset products under the TouchStrip brand. Strip sensors acquire fingerprint data when a finger is swiped across the sensor. These fingerprint subsystems offer a high level of security by providing the capability to perform fingerprint image normalization, fingerprint template extraction and fingerprint matching inside the secure coprocessor. TouchStrip sensors are used in a range of commercial applications, such as notebook computers, smart handheld devices and portable storage drives, and can be produced in large quantities at a low cost. We also offer our TouchStrip sensors without the coprocessor for those customers preferring a standalone sensor for entry level and cost sensitive applications where security and a full-featured solution are not the key considerations.

TouchChip.    We market our silicon area modules and chipset products under the TouchChip brand. Our TouchChip modules and chipset products are used in commercial and government applications such as handheld identity verification devices for border control and law enforcement and physical and logical access control. Physically larger than our TouchStrip devices, area sensors are approximately the size of a fingertip, and are used in multi-user applications, such as for government security, where “one-touch” sensing is preferred. Users simply place their finger on the sensor for the enrollment or authentication process to take place. Like our TouchStrip modules and chipset products, our TouchChip fingerprint subsystems offer a high level of security by providing the capability to perform fingerprint template extraction and fingerprint matching inside the secure coprocessor. Also like our

TouchStrip sensors, we offer our TouchChip sensors without the coprocessor for those customers preferring a standalone sensor for various reasons, including cost or architectural requirements.

We believe that we are the only silicon-based fingerprint authentication solutions provider to offer this range of secure chipset, fingerprint modules and standalone sensor solutions. This enables us to consult with our customers and to offer the right solution based upon their requirements.

The following table summarizes our primary TouchStrip and TouchChip component and module offerings:

Product name and ID	Description

TouchStrip Fingerprint Authentication Solution (TCS3 B/C-TCD4 1/2)	TouchStrip Chipset is a biometric subsystem that includes a compact silicon-based strip sensor, the TCS3, for accurate acquisition of fingerprint data and a powerful custom ASIC companion chip, the TCD42, for reliable fingerprint authentication and secure data transfer. TouchStrip is designed for use in notebook computers and other mobile applications, such as mobile phones and smart handheld devices, due to its compact, durable package and efficient power management.

TouchStrip Fingerprint Sensor (TCS4 B/C/D)	TouchStrip fingerprint sensors, TCS4B/C/D, are stand alone silicon-based sensors for mobile applications. These sensors offer features for entry level applications where convenience is the primary driver. The TCS4D also includes hardware integrated PerfectPoint navigation technology for enhanced user interface.

TouchChip Fingerprint Authentication Solution (TCS 1/2—TCD21)	TouchChip is a biometric subsystem with an area sensor. The TouchChip solution has been designed for integration into applications that require a “one-touch” area sensor. The sensor and companion chip can be mounted separately for maximum integration convenience. This product family is designed for use by government agencies, law enforcement and other highly secure markets for physical and logical access control. The TouchChip sensor can be sold with or without the optional TCD Companion Chip.

Product name and ID	Description

TouchChip Trusted Fingerprint Module (TCEB)	TouchChip Trusted Fingerprint Module is a biometric subsystem with a large area sensor. The module features the largest active area available among our silicon fingerprint sensors to offer high quality biometric performance. Image optimization, template extraction and authentication are performed in a custom ASIC chip integrated on the back of the TouchChip module. The TouchChip module is designed for use by government agencies, law enforcement and other high security markets for physical and logical access control.

TouchStrip Fingerprint Authentication Module (TCEDA)	TouchStrip Module is a biometric subsystem that includes a compact silicon-based strip sensor, the TCS3, for accurate acquisition of fingerprint data, a powerful custom ASIC companion chip, the TCD42, for reliable fingerprint authentication and secure data transfer. The module is fully integrated, including all supporting circuitry and components for simple integration into notebook computers and utilizes a micro USB connector for ready connection to existing notebook computer system architectures.

Protector Suite Software

Protector Suite is a family of software applications that provides identity management and data security capabilities to enterprises and end users. Protector Suite enables our fingerprint authentication solutions and provides value-added functionality and features, such as improved user convenience, elimination of the need to remember passwords, reduced password management costs and the ability to secure files on the hard drive. Within the Protector Suite family, we offer software for servers, client computers and external USB peripherals, such as keyboards or standalone readers, and portable storage drives, such as USB flashdrives.

Protector Suite QL.    Protector Suite QL is our client-based software and is designed to offer convenient login and data protection management for users of notebook and desktop computers. Protector Suite QL offers a number of advanced capabilities including “boot-level” authentication to protect the notebook or desktop computer from unauthorized access while the system powers on prior to loading the operating system, secure Windows OS logon authentication to eliminate the need to remember network and domain passwords, and integration with the notebook computer’s platform module to provide strong multi-factor authentication. The client software also offers “one swipe” sign-on capabilities, which learn and remember application and web-based passwords to enable users to avoid traditional password challenges, and encryption of files and folders to ensure sensitive data is only accessible to the authenticated user. An intuitive user interface promotes strong user acceptance and minimizes support costs. Protector Suite QL is currently available in 18 languages and can be customized and branded for our OEM customers.

Protector Suite Pro.    Protector Suite Pro is our server-based software that allows enterprises to centrally manage fingerprint authentication of users across the enterprise. Protector Suite Pro software offers easy-to-integrate security through features such as automated management of Microsoft password rotation and replacement, user passport roaming and a password bank in a centrally managed Microsoft environment, which significantly reduces the time and cost typically associated with password and logon management. Protector Suite Pro is integrated with common directories and provisioning systems, such as the Microsoft Management Console and Active Directory, and offers Windows Netware and Lightweight Directory Access Protocol, or LDAP, support. Protector Suite Pro can also be integrated with smartcards and passwords for up to three-factor user authentication and offers load balancing and fault tolerance for increased scalability. This product currently supports our TouchChip platforms.

Protector Suite Token.    Protector Suite Token software provides data and network logon protection for users of portable storage devices and allows users remote access to protected information with the touch of a finger. Portable devices such as flash drives and external hard drives leverage Protector Suite Token software to encrypt files and folders and to replace login names and passwords for Windows operating systems, corporate virtual private networks and access to web accounts such as email, financial services, healthcare and others. We believe that Protector Suite Token software is unique in enabling true portability by becoming operating system-independent after initial user enrollment in a Windows OS environment. Protector Suite Token is designed to run directly from the portable storage device, eliminating the need for the user to install Protector Suite Token software on a host computer and enabling secure access from most computing platforms, including Apple Macintosh and Linux-based systems.

TrustedLink

We are currently developing TrustedLink, our advanced authentication solution, to support the use of fingerprint authentication solutions for online or other remote user authentication services. This solution is designed to provide both client and server-based software to facilitate a secure communication channel between our fingerprint authentication devices and application servers. Service offerings requiring strong authentication of the user, such as online account access, purchases and money transfers, can be enabled by TrustedLink. Remote authentication solutions based on TrustedLink can provide the benefits of authentication assurance and repudiation and can also enable tracking and auditing of the device, the user and the transaction. This solution can be used to support both local user authentication, within client devices at the local host level, as well as centralized user authentication on the application server.

Software Development Kits

We provide software development kits for third-party developers and customers to enable easy integration with both our embedded and standalone hardware solutions. These allow developers to offer the flexibility to choose a variety of software management solutions that support fingerprint biometrics as a strong authentication factor. Developers using these kits include companies addressing the healthcare, financial services, government, enterprise and consumer markets.

Customers

Our end customers include companies in a range of markets and industries that seek to offer their end users convenient authentication and data security through the use of silicon-based fingerprint biometrics. The notebook computer market is our single largest end market, representing a substantial majority of our revenue, and is the primary driver behind the adoption of fingerprint authentication in the commercial market. In 2005, IBM, and subsequently Lenovo Group Limited through its purchase of IBM’s portable computer division, accounted for 64 percent of our revenue and, in 2006 and the three months ended March 31, 2007, Lenovo accounted for 44 percent and 39 percent of our revenue, respectively. Dell Inc., Toshiba Corporation and Sony Corporation accounted for 13 percent, 14 percent and ten percent of our revenue in 2006, respectively, and ten percent, 20 percent and 12 percent of our revenue in the three months ended March 31, 2007. In 2005, 2006 and the three months ended March 31, 2007, our top ten accounts accounted for 87 percent, 94 percent and 95 percent of our revenue, respectively. In 2004, Fujitsu Limited accounted for 33 percent of our revenue. No other end customer accounted for more than ten percent of our net revenue during 2004, 2005, 2006 or the three months ended March 31, 2007. Our end customers include seven of the top ten global notebook computer manufacturers.

We generally supply products to our end customers through distributors or ODMs. Sales to our top two distributors Sanshin Electronics and Tomen Electronics Corp. accounted for 24 percent and 12 percent, respectively, of our revenue in 2006 and 37 percent and ten percent, respectively, of our revenue in the three months ending March 31, 2007. We consider both the OEMs and their ODMs to be our customers. In most cases, the OEMs determine the design and pricing requirements and make the overall decision regarding the use of our fingerprint authentication products and solutions in their products. Their ODMs place orders with us for the purchase of our products, take title to the products purchased upon shipment by us and pay us directly for those purchases. When we sell our products to ODMs, they generally identify on the purchase order the name of the OEM for whom they are purchasing our product.

We sell our fingerprint authentication products for a range of government applications, including employee identification and personnel access to restricted areas. Our products serve millions of enrollees within the Malaysia and Thailand national identification card system. In addition, we serve the residency card program in Hong Kong, as well as other national security initiatives. We are also pursuing opportunities with the U.S. government. Our largest TouchChip area sensor product, the TCS1, has recently received what we believe to be the first FIPS 201 certification to be awarded to a silicon fingerprint sensor, which qualifies the TCS1 for use with the FBI and the U.S. General Services Administration as well as for inclusion in the mandates of HSPD-12.

Sales, Marketing and Support

Sales

We sell our products to distributors, ODMs and OEMs primarily through our direct sales force. Most OEMs choose to work through ODMs as intermediaries, which purchase and integrate our products for OEMs, while some OEMs have chosen to purchase and integrate our products directly. In either circumstance, we maintain close relationships with OEMs so that the design can be integrated efficiently and effectively. We also work with OEMs for forecasting and technology update purposes. Currently, our target markets include the personal computer, portable storage, mobile and wireless, physical and logical access and government and homeland defense markets.

Our typical sales cycle is 12 to 16 months. Our sales cycle can vary widely and is affected by the product and research and development cycles of our customers. The sales cycle requires a significant investment in time, resources and engineering support before recognition of revenue, if any, from product sales. We must work to maintain our relationships with our customers during their development of new products. Lengthy sales cycles mean that a customer’s vendor selections, once made, may be difficult to change.

We have a direct sales force in the U.S., Asia and Europe, which supports our major OEM and ODM customers. In order to be near our customers, we have offices in California, Singapore, Taiwan, Japan and Europe. To supplement our direct sales efforts, we have independent sales representatives and distributors in the U.S. and distributors in Asia and Europe, including Sanshin Electronics, Tomen Electronics Corp. and AVNET. Our distributors carry products in inventory on our behalf and are required to pay for our products once we have shipped to them; however, since our acquisition of the TouchChip business unit of STM, we do not recognize the revenue on shipments to distributors until we have been notified by them that they have sold our products to an end customer.

Sales outside of the U.S. constituted 87 percent of our revenue in the period from March 4, 2004 through December 31, 2004 and 92 percent, 94 percent and 91 percent of our total revenue in 2005, 2006 and the three months ended March 31, 2007, respectively. Sales to Asia, including Singapore and Japan, constituted 81 percent of our revenue in the period from March 4, 2004 through December 31, 2004 and 89 percent, 91 percent and 88 percent of our revenue in 2005, 2006 and the three months ended March 31, 2007, respectively. Because most of our ODM customers are located in Asia, substantially all of our sales are to customers outside of the U.S. and we anticipate that sales into that region will continue to represent the substantial majority of our revenue for the foreseeable future. However, we believe that a significant number of the systems designed by our ODM customers are sold through our OEMs to end users outside of Asia, particularly North America and Europe.

Marketing

We market our solutions through established channels and leverage the strengths of these channels to efficiently reach target markets. We work closely with our OEM and ODM customers and our distributors to complement our marketing efforts. To heighten industry awareness, we employ a range of communications programs, including press releases announcing customer profiles, new product announcements, award recognition and other relevant information and frequent website development and updates. We selectively target relevant publications and analysts for published or by-lined articles in print and online media to influence the customer decision-making process, create market awareness for fingerprint authentication solutions and increase brand awareness. We participate in select industry trade events and promote speaking opportunities for key spokespersons.

Our marketing team manages product strategy, roadmaps, new product definition and lifecycle management, product introductions, demand forecasting and competitive analysis. These teams work closely with our sales, development and operations departments to ensure that activities are well coordinated and meet our objectives. We actively seek alliances and partnerships to expand our solutions offering and to reach effectively into existing and new markets.

We actively engage with our customers and distributors to market and sell our products and to develop the necessary partnerships to ensure our solutions offer a compelling value proposition for the end user.

Service and Support

We consider good customer service before, during and after a sale to be critical to our ability to succeed and we commit resources to this function. To serve our customers efficiently,

we maintain service and support personnel in our local offices throughout the world. We also maintain customer support databases that allow us to both resolve problems and prevent recurrences of prior problems.

Competition

The market for fingerprint authentication solutions is highly competitive and evolving quickly. A significant number of established companies have developed, or are developing, and are marketing software and hardware for fingerprint biometrics products and applications that currently compete with, or will compete directly with, our product offerings. Some of these companies are also marketing or developing optically based direct contact fingerprint image capture devices, or solutions based on retinal blood vessel, iris pattern, hand geometry, voice or various types of facial structure solutions. Our offerings also compete with non-biometric authentication technologies such as public key infrastructure solutions, smart card security solutions, one-time password token solutions and traditional keycard surveillance and password systems.

Our current principal direct competitors are silicon fingerprint biometric component providers, such as Atmel Corporation, AuthenTec, Inc. and Fujitsu Limited, which develop and market silicon fingerprint sensor products for the notebook and desktop computer, mobile phone, smart handheld device and portable storage drive markets.

We also compete indirectly with a number of established companies that have developed or are developing security and user authentication solutions that may diminish the need for our solutions. Our current principal indirect competitors include:

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AFIS providers, such as Cogent, Inc., L-1 Identity Solutions, Inc., Motorola, Inc., NEC Corporation and Sagem Communication, which offer fingerprint biometric solutions primarily to governments and law enforcement agencies; and

•

authentication providers, such as RSA Security, Inc. (recently acquired by EMC Corporation) and VASCO Data Security, Inc., which provide tokens and other authentication solutions to enterprises and organizations, and VeriSign, Inc., which provides public key infrastructure and other authentication solutions to enterprises and organizations.

We believe that the principal competitive factors in the markets in which we compete include:

•	accuracy of fingerprint image capture and matching;

•	ability to provide solutions that meet evolving security requirements;

•	pricing of hardware and software;

•	comprehensiveness of the solution;

•	amount of integration required;

•	security;

•	compactness and size;

•	durability;

•	power efficiency;

•	customizability of the interface between hardware and software;

•	interoperability with the host system;

•	quality and reliability;

•	service and support; and

•	ability to develop, and the ownership of, core technologies in-house.

We believe that we compete favorably with our competitors on the basis of the aforementioned factors. In this regard, we believe that we have developed a portfolio of products that meets the needs of a broad range of applications and offers customers a choice among a variety of component and module offerings and levels of security and cost. Further, through our design wins and significant sales, we believe we have achieved an industry leading position in the notebook computer market. We are currently selling our products through to seven of the top ten global notebook computer manufacturers. Our ability to remain competitive, however, will depend to a great extent upon our ongoing performance in the areas of product development and customer support.

We expect competition to intensify in the near term in the fingerprint authentication market. Many current and potential competitors, including some of our customers, have substantially greater financial, marketing, research and manufacturing resources. In addition, we expect to see increased consolidation in this industry. To compete effectively in this environment, we must continually develop and market new and enhanced products and technologies at competitive prices and must have the resources available to invest in significant research and development activities. See “Risk Factors—We face intense competition from other biometrics solutions providers, including diversified technology providers, alternative solutions providers and providers of biometrics products” elsewhere in this prospectus for more information. Our failure to compete successfully could cause our revenue and market share to decline.

Research and Development

We invest significant resources in research and development to further our market leadership in fingerprint authentication solutions. We believe that we are in a unique position to leverage an array of core competencies to enable the delivery of comprehensive fingerprint authentication solutions to our customers. These competencies include silicon fingerprint sensing, design of integrated circuits, or ICs, silicon sensor packaging, image processing, biometrics, security protocols, enterprise information technology, service provider infrastructure, fingerprint navigation and biometric and software user interfaces. Our research and development focuses on advanced biometric and security technologies targeting specific emerging market opportunities, such as portable storage drives and smart handheld devices, migration toward more advanced silicon technology in our next generation products, development of improvements in our algorithms for fingerprint image normalization and fingerprint authentication, expansion and enhancement of our software technologies and continued pursuit of intellectual property for our core technologies.

As of June 30, 2007, we employed 60 people in our technology, engineering and product design functions in the Czech Republic, Singapore and the U.S. We conduct a majority of our software development in the Czech Republic, where we employed 25 software developers as of June 30, 2007. Software designed at our facilities includes client and server applications to support multiple operating systems, including Linux, Windows, WinCE and embedded CE platforms, such as that developed by Symbian Limited. We provide production-ready customizable software to our OEM and ODM customers. We also maintain software test facilities at both our research and development facility in the Czech Republic and at our headquarters in Emeryville, California. In Singapore, we focus on hardware product engineering, manufacturing and quality. From time to time, we have also supplemented our internal development resources with third-party design firms. For more information, See “Related Parties” elsewhere in this prospectus.

Our research and development expense was approximately $3.4 million for the period from March 4, 2004 through December 31, 2004, $6.8 million and $8.3 million in 2005 and 2006, respectively, and $2.1 million during the three months ended March 31, 2007.

Manufacturing

We operate as a fabless semiconductor company and use an outsourced manufacturing model. Our third-party manufacturers provide us with processed silicon wafers, packaged sensors, companion chips, sub-system sensor modules and fully integrated computer peripherals.

STM is our primary source for processed wafers used in sensors and companion processors custom made to our specifications. In 2007, we also plan to use processed wafers supplied by Chartered in our sensors and companion processors. Amkor is our primary source for packaging, assembly and test of sensors and companion processors. We are currently in the process of evaluating and qualifying second source suppliers for some of our products.

We develop and control the test programs used by our third-party manufacturers for the manufacture of all of our products. Custom test hardware fixtures and test programs are consigned to our suppliers.

All of our major suppliers have quality systems and controls required for high volume manufacturing. They are registered with International Organization for Standardization, or ISO, 9001, 9002 and 9003 levels and have appropriate environmental control programs.

Backlog

We generally manufacture and market standard lines of products. Consequently, a significant portion of our sales are made from inventory on a current basis. Sales are made primarily pursuant to purchase orders for current delivery or agreements covering purchases over a period of time. We record an item as backlog when we receive a contract, purchase order or other notification indicating the specific products, services or a combination of products and services to be purchased, the purchase price, specifications and other customary terms and conditions. Our backlog of product orders we believed to meet the above-stated criteria as of December 31, 2005 and 2006 was approximately $11.4 million and $16.8 million, respectively. We expect our backlog of product orders we believed to meet the above-stated criteria as of December 31, 2006 to result in sales during 2007. As these orders or agreements may be revised or cancelled without penalty, generally, in light of current industry practice and experience, we do not believe that backlog information is indicative of actual sales for any future period.

Intellectual Property

We rely on a combination of protections provided by contracts, including licenses and confidentiality and non-disclosure agreements, copyrights, patents, trademarks and common law rights, such as trade secrets, to protect our intellectual property. We enter into confidentiality and proprietary rights agreements with our employees, consultants, customers, subcontractors and other third parties and generally control access to our designs, documentation and other proprietary information.

Patents

Our U.S. and international patents are generally enforceable for 20 years from the date they were filed. Accordingly, our issued patents have from approximately ten years to 18 years remaining in their respective terms, depending on their filing dates. We do not believe that the expiration of any specific patent will have a material adverse effect on us. The oldest patents owned by us were originally filed in the U.S. Patent Office in 1996 and will begin to expire in 2016.

As of June 30, 2007, we owned 36 U.S. issued patents and 15 foreign issued patents as well as five U.S. patents pending and 33 foreign patents pending. We expect to file future patent applications in both the U.S. and abroad on significant inventions, as we deem appropriate. In addition, under our license agreement with STM, STM has licensed a number of issued and pending patents to us owned by STM.

Trademarks

UPEK, UPEK logo, BioSimkey, PerfectPrint, PerfectTrust, PerfectMatch, Protector Suite, TouchChip, TouchStrip and Universal Personal Electronic Key are trademarks and registered trademarks owned by us in the U.S. and other countries.

Licenses

We entered into a license agreement with STM in connection with our acquisition of the TouchChip business unit of STM. Under this agreement, STM granted us an irrevocable, perpetual, worldwide, non-exclusive, royalty-free, non-sublicensable license to certain patents and pending patent applications to use, sell and otherwise dispose of products and services. This license is limited to the field of fingerprint biometric applications and for use as navigation devices until March 2008, after which there is no field of use restriction. This license extends in perpetuity or until the expiration of a particular licensed patent, subject to earlier termination by STM upon our bankruptcy or insolvency, dissolution or certain similar events; our breach of the prohibition against sublicensing the licensed property, subject to a cure period; or our breach of any other provision of the license agreement, as determined by an independent arbitrator and subject to a cure period.

STM further agreed not to assert, or to allow its subsidiaries to assert, any claims against us under certain of its patents or otherwise that are related to STM patents and intellectual property rights that were embodied in TouchChip products as of the closing of the acquisition. This non-assert covenant is limited to the fields of fingerprint biometric and navigation applications and does not extend to intellectual property directed toward processes for the manufacturing of semiconductor devices.

Government Regulation and Export Controls

All of our security products are subject to U.S. export control laws and applicable foreign government import, export and use requirements. Minimal U.S. export restrictions apply to all products, whether or not they perform encryption functions.

The Export Administration Regulations of the U.S. Department of Commerce regulate the export of most commercial products with encryption features. Under these regulations, encryption products of any key length, including general purpose encryption toolkits such as those used in some of our products, may be exported after a one-time technical review to non-governmental end-users and many governmental end-users around the world, except for embargoed countries and specific prohibited end-users or for specific types of use. For some governmental end-users, we are also required to obtain special encryption licensing arrangements or individual export licenses that may be issued at the discretion of the U.S. Department of Commerce.

Additionally, some of our products are subject to the International Traffic in Arms Regulations, which restrict the export of information and material that may be used for military or intelligence applications by a foreign person.

We believe that we have completed the necessary technical reviews of the products and services we currently export, but new products that we acquire or develop may require technical review before we can export them. For the export of some of our products, we are subject to various post-shipment reporting requirements. However, the export regulations may be modified at any time. In light of the ongoing discussions regarding anti-terrorism legislation in the U.S. Congress, there may be an increased risk that export regulations may be modified in the future. Modifications to the export regulations could reduce or eliminate our ability to export some or all of our products from the U.S. without a license in the future, which could put us at a disadvantage in competing for international sales compared to companies located outside of the U.S. that would not be subject to these restrictions.

Legal Proceedings

IDEX ASA (United Kingdom)

On March 6, 2006, IDEX ASA filed suit against STM in the High Court of Justice, Chancery Division, in the United Kingdom, IDEX ASA v. STMicroelectronics NV, Claim No. HC 2006 00798, or the IDEX U.K. action. In the IDEX U.K. action, IDEX alleged that STM breached certain terms of its licensing agreement with IDEX, or the IDEX/STM agreement, including STM’s failure to make certain royalty payments to IDEX. This license agreement was entered into by STM and IDEX prior to our acquisition of certain assets and assumption of certain liabilities of the TouchChip business unit from STM in 2004. IDEX’s original pleading also alleged that STM transferred IDEX confidential information to members of STM’s TouchChip business unit, which IDEX alleges was subsequently used in our products manufactured by STM. IDEX claims relief in the form of holding STM accountable for any economic loss IDEX has allegedly incurred as a result of the alleged infringement and breach of confidence as well as interest on any such amount and royalties from STM.

On July 18, 2006, we petitioned the court to join the IDEX U.K. action as a co-defendant. Notwithstanding IDEX’s opposition to our joinder, the court granted our motion. On September 14, 2006 and October 12, 2006, respectively, IDEX filed an amended claim and notice of discontinuance of part of the claim in the High Court of Justice, which discontinued IDEX’s allegations relating to any alleged breach of confidence. Thus, the only remaining claims in the IDEX U.K. action relate to the alleged infringement in respect of which IDEX claims entitlement to unpaid royalties from STM under the IDEX/STM agreement.

On November 3, 2006, we filed our defence and counterclaim in which we deny any infringement of IDEX’s products licensed to STM under the IDEX/STM agreement. In particular, we deny that our TouchStrip products fall within the scope of any of the claims of the four European patents that IDEX had purported to license to STM. Furthermore, as part of our counterclaim, we seek the revocation of IDEX’s four patents and a declaration of non-infringement of the IDEX patents on which we relied.

On October 31, 2006, we also filed separate opposition proceedings in the European Patent Office seeking revocation of European Patent No. EP 1 304 646 B1, which is one of the four patents that IDEX had alleged our products may infringe. When the claim was first commenced, two of such European patents were still at application stage but both have subsequently been granted in January 2007 by the European Patent Office. We amended our defence and counterclaim to extend our request for revocation to all four patents.

Following an inspection of IDEX’s disclosure, we submitted an application to the court, which the court subsequently granted, to have Stiftelson For Industriell Og Teknisk Forskning Ved NTH, or SINTEF, joined to the IDEX U.K. action on the basis that SINTEF, and not IDEX as previously alleged, is the registered proprietor of two of the European patents, specifically EP 1304646 and EP 0988614, and that our claims for revocation of such patents affects SINTEF.

The IDEX U.K. action was argued in a bench trial beginning at the end of June 2007, and the parties await a ruling from the court.

STM notified us of the claims made by IDEX that are now subject to the IDEX U.K. action in 2005. Upon receipt of this notification, we notified STM that STM must indemnify us for any losses that we suffer arising out of IDEX’s claims because any such losses would result from STM’s breaches of certain representations and warranties set forth in the contribution agreement entered into between STM and us in connection with our 2004 acquisition of the TouchChip business unit of STM. STM has denied that it has breached the contribution agreement and has asserted that we must indemnify STM for any losses that STM suffers relating to our specifications, design or software arising out of the IDEX U.K. action pursuant to the terms of the purchase and supply agreement also entered into between STM and us in connection with our 2004 acquisition of the TouchChip business unit. No estimate can be made of the potential range of costs that we may have to incur in this matter, and, accordingly, no liability has been recorded.

SINTEF and IDEX ASA (Delaware)

On April 20, 2007, SINTEF and IDEX ASA filed a lawsuit in Delaware against us, Stiftelson For Industriell Og Teknisk Forskning Ved NTH and IDEX ASA v. UPEK, Inc., Case No. 1:07-cv-00214 (D.Del.), or the IDEX Delaware action. In the IDEX Delaware action, SINTEF and IDEX allege that we infringe U.S. Patent No. 7,110,577, or the 577 patent. In the IDEX Delaware action, SINTEF and IDEX are seeking unspecified damages and an injunction against the sale of our products. No estimate can be made of the potential range of costs that may have to be incurred in this matter, and, accordingly, no liability has been recorded.

International Automated Systems, Inc.

International Automated Systems, Inc., or IAS, has filed a lawsuit in Utah against IBM Corporation and Lenovo, International Automated Systems, Inc. v. IBM, IBM Corporation, IBM Personal Computing Division, Lenovo (United States) Inc., Lenovo Group Ltd. and John Does 1-20, Case No. 2:06CV00115 BSJ (D. Utah), or the Utah action. Lenovo is our largest customer and IBM was our largest customer prior to the sale of its personal computer division to Lenovo in May 2005. In the Utah action, IAS alleges that IBM and Lenovo infringe U.S. Patent No. 5,598,474, or the 474 patent, which, according to IAS, covers the fingerprint sensors used on each company’s computer systems. Because the fingerprint sensors used in IBM and Lenovo computers are supplied by us, both IBM and Lenovo have sought indemnification from us. While acknowledging our indemnification obligations to IBM and Lenovo, we assert that none of our products infringe the 474 patent and plan to vigorously defend IAS’s infringement allegations. To that end, on

March 28, 2006, we filed a lawsuit in the U.S. District Court for the Northern District of California, Case No. C 06 02237, or the California action, against IAS seeking a declaratory judgment that we do not infringe the 474 patent and that the 474 patent is not valid. On April 17, 2006, IAS filed an amended complaint in the Utah action to add us as a party to that lawsuit. On June 12, 2006, we answered IAS’s amended complaint on June 23, 2006 and filed counterclaims seeking declaratory judgments of non-infringement and patent invalidity. On June 23, 2006, the California action was transferred to Utah. On July 20, 2006, the Court in the Utah action, on our motion, stayed litigation against IBM and Lenovo so that we could proceed with defense of the Utah action. In the Utah action, IAS is seeking unspecified damages and an injunction against the sale of our products. No estimate can be made of the potential range of costs that may have to be incurred in this matter, and, accordingly, no liability has been recorded.

Cogent, Inc.

On March 9, 2007, Cogent, Inc. filed a lawsuit in California against us, Cogent, Inc. v. UPEK, Inc., Case No. CV 07-1562 (C.D. Cal), or the Cogent action. In the Cogent action, Cogent alleges that we infringe U.S. Patent No. 6,002,815, or the 815 patent, which, according to Cogent, covers fingerprint sensors, systems and software sold by us. Cogent is seeking unspecified damages and an injunction against the sale of our products. No estimate can be made of the potential range of costs that may have to be incurred in this matter, and, accordingly, no liability has been recorded.

Claims Incident in the Ordinary Course of Business

From time to time, we may become a party to other litigation and subject to other claims incident to the ordinary course of business. Other than the above, as of June 30, 2007, we were not subject to any litigation or claims that we believe will have a material adverse effect on our business, consolidated results of operations, cash flows or financial position. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect our future results of operations, cash flows or financial position in a particular period.

Employees

As of June 30, 2007, we had 124 full-time employees. Of these, 34 are engaged in sales, marketing and support, 68 in research, development, engineering and operations and 22 in administration. None of our employees is represented by a labor union. Geographically, 42 employees are located in the United States, 44 in Europe and 38 in Asia. We consider our relationship with our employees to be good.

Facilities

Our executive offices and principal office for domestic marketing, sales and development occupy approximately 10,822 square feet in Emeryville, California under a lease that expires on August 31, 2007. We also lease space in various locations throughout the U.S. for sales and professional services personnel. Our foreign subsidiaries lease office space for their operations and sales and professional services personnel. If we require additional space, we believe that we will be able to obtain this space on commercially reasonable terms.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors as of June 30, 2007.

Name	Age	Position
Alan Kramer	45	Chief Executive Officer, President and Director
Gary Martell	44	Chief Financial Officer
Robert Blau	44	Vice President of Development
Patrick Bouju	60	Vice President of Worldwide Sales
Robert Bond	56	Vice President of Engineering and Manufacturing Operations
Greg Goelz	47	Vice President of Marketing
H. Raymond Bingham(1)	61	Director
Eric Buatois(2)(3)	47	Chairman of the Board of Directors
William Harris	51	Director
David A. Lane(2)	48	Director
Pier Angelo Martinotti(1)(2)	66	Director
Alberto Sangiovanni-Vincentelli(1)(3)	60	Director
Jean Schmitt	42	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Alan Kramer has served as our chief executive officer, president and a member of our board of directors since December 2003. From 1998 to March 2004, Mr. Kramer served as vice president of STM and director of the TouchChip business unit, where he pioneered STM’s silicon fingerprint sensor business. From 1993 to 1998, Mr. Kramer worked as the director of the innovative systems design group within the central research division of STM. Mr. Kramer attended graduate school in the department of electrical engineering and computer sciences at the University of California at Berkeley, where he focused on neural networks and analog computing and was awarded both a Robert Noyce Memorial Fellowship from Intel Corporation and a Hewlett-Packard Fellowship from Hewlett-Packard Company. He earned a bachelor of science in electrical engineering from Yale University and authored or co-authored more than 50 issued patents obtained while with STM, Bell Labs and Intel Corporation.

Gary Martell has served as our chief financial officer since March 2006. From August 2004 to March 2006, Mr. Martell served as chief financial officer of Orbital Data Corp., a leading provider of network optimization solutions. From December 2001 to July 2003, Mr. Martell was vice president of network storage operations at Sun Microsystems. From July 1999 to December 2001, Mr. Martell was chief operating officer at Cobalt Networks, Inc. until its acquisition by Sun Microsystems, Inc. From February 1988 to July 1999, Mr. Martell held numerous management positions with Wyse Technology, Inc., a computer hardware company, culminating in his service as chief financial officer and vice president of operations. Mr. Martell earned a bachelor of business administration with a concentration in finance and computer science from the University of Massachusetts at Amherst.

Robert Blau has served as our vice president of development since February 2006. From December 1999 to September 2005, Mr. Blau served in various capacities at Nuance Communications, Inc., a provider of speech and imaging solutions, most recently as vice president of software engineering, where he was responsible for product development and sustaining operations. Prior to joining Nuance, Mr. Blau held a variety of engineering and senior management positions at Hewlett-Packard, where he directed the development of Hewlett-Packard smart internet usage and served in various engineering capacities. Mr. Blau graduated magna cum laude with a bachelor of science in computer science from the California State University at Chico.

Patrick Bouju has served as our vice president of worldwide sales since July 2006. From March 2004 to June 2006, Mr. Bouju served as a consultant to our sales and marketing operations. From July 1999 to March 2004, Mr. Bouju was a consultant to the TouchChip business unit of STM. Prior to consulting for the TouchChip business unit, Mr. Bouju served as chief executive officer of Hagenuk Telecom GmbH in Germany and in various other positions, such as deputy general manager of Thomson Components in Singapore, managing director of Thomson Far East in Hong Kong, general manager of Thomson Passive Components in the U.S., president of STM’s sales organization in South Korea and Hong Kong and president of IPC Peripherals Ltd.

Robert Bond has served as our vice president of engineering and manufacturing operations since March 2004. From September 1999 to February 2004, Mr. Bond served as engineering manager for the TouchChip business unit of STM. From 1978 to 1997, Mr. Bond served in various other positions at STM, and STM’s predecessors. From May 1997 to September 1999, Mr. Bond served as director of advanced manufacturing for Amkor Technology, Inc. Mr. Bond has authored more than 15 patents and published four papers. He earned a bachelor of science in mechanical engineering from the University of Akron.

Greg Goelz has served as our vice president of marketing since April 2005. From 2002 to 2005, Mr. Goelz was vice president of marketing at StorCard, Inc. From 1999 to 2001, Mr. Goelz was at SGI (formerly Silicon Graphics Inc.), concluding as vice president and general manager of workstations and Intel based servers. Mr. Goelz has also held senior global marketing and sales management positions at several leading companies, including Iomega Corporation and Conner Peripherals. Mr. Goelz earned a bachelor of science in industrial engineering from Lehigh University and a masters of business administration from the University of San Diego.

H. Raymond Bingham has served on our board of directors since December 2005. Mr. Bingham is a managing director and head of the Palo Alto office of General Atlantic LLC, a private equity investment fund. Mr. Bingham was executive chairman of the board of directors of Cadence Design Systems Inc., a supplier of electronic design automation software and services, from May 2004 to July 2005 and served as a director of Cadence from November 1997 to July 2005. Prior to being executive chairman of Cadence, he served as president and chief executive officer of Cadence from April 1999 to May 2004 and as executive vice president and chief financial officer from April 1993 to April 1999. Mr. Bingham also serves as a member of the board of directors of Oracle Corporation, KLA Tencor Corporation and STM. Mr. Bingham earned a bachelor of science with honors from Weber State University and a masters of business administration from the Harvard Business School.

Eric Buatois has served on our board of directors since January 2004 and as chairman of the board of directors since July 2004. Mr. Buatois has been a managing director of Sofinnova Ventures since 2001. From 1998 to 2001, Mr. Buatois served as general manager of the communication solution business unit of Hewlett-Packard. From 1994 to 1998, Mr. Buatois served as vice president and chief operating officer of Ericsson Hewlett-Packard Telecommunication AB, a global joint venture specializing in network management systems and billing systems for service providers. From 1987 to 1994, Mr. Buatois led product strategy for the telecom systems business unit of Hewlett-Packard in France, which encompassed global divisions. While at Hewlett-Packard in France, Mr. Buatois completed the young manager masters degree in business administration program at INSEAD in Fountainebleau, France in 1991. Mr. Buatois earned his master of science in computer science and communications engineering from Ecole Nationale Supérieure des Télécommunications in Paris, France.

William Harris has served on our board of directors since March 2007. Mr. Harris is a private investor who is the principal shareholder and chairman of several early-stage technology companies, primarily in the fields of financial services and electronic security. In addition, he serves on the board of directors of EarthLink, Inc., Visual Sciences, Inc. and Global Cash Access, Inc., as well as on the boards of several private companies. Mr. Harris also served on the board of directors of RSA Security Inc. and Macromedia, Inc. prior to their acquisition by other companies. Mr. Harris served as chief executive officer of PayPal, Inc. from 1999 through 2000, executive vice president and then chief executive officer of Intuit Inc. from 1994 through 1999 and president of ChipSoft, Inc. from 1991 through 1993. Mr. Harris earned a bachelor of arts from Middlebury College and a masters of business administration from Harvard Business School.

David A. Lane has served on our board of directors since March 2004. Mr. Lane has held the position of founding managing director of Diamondhead Ventures since June 2000. Prior to joining Diamondhead Ventures, Mr. Lane was a general partner at Alpine Technology Ventures and a vice president at the Harvard Management Company. Mr. Lane had also worked in sales at IBM Corporation. Mr. Lane earned his bachelor of science in electrical engineering from the University of Southern California and his masters of business administration from the Harvard Business School.

Pier Angelo Martinotti has served on our board of directors since March 2004. Mr. Martinotti currently serves as a consultant to Sofinnova Partners in France on projects unrelated to us. Mr. Martinotti served as an advisor to STM from 2002 to the end of 2005. Between April 1986 and 2002, Mr. Martinotti served in various roles at STM. Most recently, from 1994 to 2002, he served as corporate vice president, general manager of the New Ventures Group of STM. Mr. Martinotti earned a master of science in electronic engineering from the Politecnico of Turin, Italy. He has also completed financial courses at INSEAD in Fontainebleau, France and at IMEDE in Lausanne, Switzerland.

Dr. Alberto Sangiovanni-Vincentelli has served on our board of directors since March 2004. Dr. Sangiovanni-Vincentelli currently serves as a consultant to Cadence Design Systems, providing services as chief technology advisor, and has served as a consultant to Cadence, or one of its predecessor corporations, since 1983. Dr. Sangiovanni-Vincentelli was a co-founder of SDA Systems, Inc., a predecessor of Cadence. Dr. Sangiovanni-Vincentelli has been a professor of electrical engineering and computer sciences at the University of California at Berkeley since 1976, where he holds The Edgar L. & Harold H. Buttner Chair of Electrical Engineering. In 1998, Dr. Sangiovanni-Vincentelli was elected to the National Academy of Engineering and, in 2001, was honored by the Electronic Design Automation Consortium with the Kaufman Award, honoring an individual who has contributed to creating or driving technological advances that have had measurable impact on the productivity of design engineers. Dr. Sangiovanni-Vincentelli graduated summa cum laude with a doctor of engineering from Politecnico di Milano Technical University in Milan, Italy.

Jean Schmitt has served on our board of directors since March 2004. In December 2001, Mr. Schmitt joined Sofinnova Partners SA, where he currently serves as managing partner and focuses on opportunities in the telecommunications and consumer electronics industries. Prior to joining Sofinnova Partners SA, Mr. Schmitt was the chief executive officer and founder of SLP InfoWare, a world leader in predictive customer relationship management software for the telecommunications industry, which was sold to Gemplus International S.A. in 2000. After the acquisition, Mr. Schmitt was the chairman and chief executive officer of SLP InfoWare and vice president, telecommunication solutions and applications at Gemplus until November 2001. Mr. Schmitt is a guest lecturer at Telcom Paris and serves as a director of Esmertec AG. Mr. Schmitt graduated with honors from the Ecole Nationale Supérieure des Télécommunications, or ENST, in Paris, France, and earned a post-graduate degree in artificial intelligence from ENST. Mr. Schmitt has informed us that he intends to resign from the board shortly after the consummation of our initial public offering.

Board Structure

Our board of directors currently consists of eight members, though Mr. Schmitt has informed us that he intends to resign from the board shortly after the consummation of our initial public offering. Our bylaws permit our board of directors to establish by resolution the authorized number of directors. Eight directors are currently authorized. The authorized number of directors may be changed by resolution duly adopted by at least a majority of our entire board of directors, although no decrease in the authorized number of directors will have the effect of removing an incumbent director from the board of directors until the incumbent director’s term expires. Our board of directors has determined that all of the members of our board of directors, except our chief executive officer Alan Kramer, are “independent directors” as defined in applicable rules of The Nasdaq Global Market and the Securities and Exchange Commission.

As of the closing of our initial public offering, our board of directors will be divided into three classes of directors, each serving staggered three-year terms, as follows:

Class I will consist of Messrs. William Harris, Alan Kramer and Jean Schmitt, whose terms will expire at the annual meeting of stockholders to be held in 2008;

Class II will consist of Messrs. Eric Buatois and Pier Angelo Martinotti, whose terms will expire at the annual meeting of stockholders to be held in 2009; and

Class III will consist of Messrs. H. Raymond Bingham, David A. Lane and Dr. Alberto Sangiovanni-Vincentelli, whose terms will expire at the annual meeting of stockholders to be held in 2010.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Board Composition and Committees

Our board of directors has established three committees: the audit committee, the compensation committee and the nominating and corporate governance committee.

Audit Committee

Messrs. Bingham, Martinotti and Sangiovanni-Vincentelli, each of whom is a non-employee member of our board of directors, comprise our audit committee. Mr. Bingham is the chairman of our audit committee. Our board of directors has determined that Mr. Bingham is an “audit committee financial expert” as defined by the Securities and Exchange Commission. Our board of directors has determined that each of the members of the audit committee is an “independent director” as defined in applicable rules of The Nasdaq Global Market and the Securities and Exchange Commission, and also meets the additional criteria for audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended.

Our audit committee oversees our accounting and financial reporting process, accounting practices, system of internal controls, audit processes and financial reporting processes. Among other things, our audit committee’s responsibilities include discussing the scope and results of the audit and interim reviews with our independent registered public accounting firm, reviewing with our management our interim and year-end operating results and reviewing our disclosure controls and processes and the adequacy and effectiveness of our internal controls. The audit committee is also responsible for initiating inquiries into aspects of our financial affairs, as appropriate, monitoring the compliance of our officers, directors and employees with our code of business conduct and ethics and establishing and maintaining procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. Our audit committee has sole and direct responsibility for the appointment, retention, compensation and oversight of the work of our independent registered public accounting firm, including approving services and fee arrangements. All related party transactions require approval by our audit committee before we enter into them.

Compensation Committee

Messrs. Lane, Buatois and Martinotti, each of whom is a non-employee member of our board of directors, comprise our compensation committee. Mr. Lane is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee is an “independent director” as defined in applicable rules of The Nasdaq Global Market and the Securities and Exchange Commission.

The role of our compensation committee is to aid our board of directors in discharging its responsibilities relating to executive compensation policies and programs. Among other things, our compensation committee’s responsibilities include determining the compensation of, setting corporate goals and objectives relevant to and evaluating the performance of our chief executive officer and determining, and setting the corporate goals and objectives relevant to, the compensation of our other executive officers. Our compensation committee is also responsible for making recommendations to our board of directors regarding the compensation of members of our board of directors. The compensation committee also is responsible for reviewing and making recommendations to the board of directors with respect to the adoption and approval of, or amendments to, long-term compensation plans and equity-based plans and approving for submission to stockholders all new stock option and equity compensation plans, and the administration of our equity compensation plans, including granting equity awards and approving modifications of such awards. Our compensation committee also reviews and makes recommendations to our board of directors with respect to our compensation policies.

Nominating and Corporate Governance Committee

Messrs. Buatois and Sangiovanni-Vincentelli, each of whom is a non-employee member of our board of directors, comprise our nominating and corporate governance committee. Mr. Sangiovanni-Vincentelli is the chairman of our nominating and corporate governance committee. The board of directors has determined that each of the members of the nominating and corporate governance committee is an “independent director” as defined in applicable rules of The Nasdaq Global Market and the Securities and Exchange Commission.

The primary purpose of our nominating and corporate governance committee is to identify, evaluate and recommend to the board of directors individuals qualified to serve on the board of directors and any committee of the board of directors. In evaluating candidates to determine if they are qualified to become members of the board of directors, the nominating and corporate governance committee looks for the following attributes, among others the committee deems appropriate: personal and professional integrity, ethics and values, experience in corporate management, such as serving as an officer or former officer of a publicly held company, experience in our industry and with relevant social policy concerns, ability to make independent analytical inquiries, academic expertise in an area of our operations and practical and mature business judgment. Once the committee determines that a candidate qualifies to become a member of the board of directors, and the board of directors approves proceeding with the nomination process for such candidate, the chief executive officer, the chairman of the board and the chairman of the nominating and corporate governance committee interview the candidate. The results of the interview are reported to the board of directors and, at such time, any other member of the board may interview the candidate. A majority vote of the board of directors is needed to nominate a candidate as a member of the board.

Other responsibilities of our nominating and corporate governance committee include reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance policies and conflict of interest policies, making recommendations to our board of directors concerning corporate governance matters and overseeing the annual evaluation of the board of directors, each committee of the board and each individual director, including whether any conflicts of interest exist. Our nominating and corporate governance committee meets at least two times per year.

Compensation Committee Interlocks and Insider Participation

No current member of our compensation committee is a current or former executive officer or employee of ours. During 2006, Messrs. Lane, Schmitt and Roland Manger served as members of our compensation committee from January 2006 to October 2006, and Messrs. Buatois, Lane and Martinotti, the current members of the compensation committee, served as members of our compensation committee from October 2006 to December 2006. None of our executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our compensation committee.

As described below, in 2006, we were party to certain transactions in which the amounts involved exceeded $120,000 and certain members of our compensation committee had a direct or indirect material interest. See “Related Party Transactions” elsewhere in this prospectus for additional information. Our board of directors has determined that each member of our compensation committee is an “independent director” as defined in applicable rules of The Nasdaq Global Market and the Securities and Exchange Commission.

We utilize Accent S.r.l. to provide certain system on chip, or SoC, design consulting services for us under a statement of work. Three members of our board of directors, including Messrs. Martinotti and Schmitt, serve as directors of Accent, with Mr. Martinotti also serving as the chairman of the board of Accent. In addition, Sofinnova Partners, one of our major stockholders, is a significant stockholder of Accent. Mr. Schmitt is the managing partner of Sofinnova Partners.

In April 2006, we issued an aggregate of 570,167 shares of Series C preferred stock to certain investors, including Sofinnova Capital IV FCPR, Sofinnova Venture Partners VI, L.P. and Diamondhead Ventures, in a private placement for a purchase price of $13.2075 per share. In addition, in May 2007, we issued an aggregate of 437,772 shares of Series D preferred stock to certain of our existing stockholders, including Sofinnova Capital IV FCPR, Sofinnova Venture Partners VI, L.P. and Diamondhead Ventures, in a private placement for a purchase price of $15.99 per share. Mr. Buatois is a managing member of Sofinnova Venture Partners VI, L.P., Mr. Schmitt is the managing partner of Sofinnova Partners and Mr. Lane is a managing director of Diamond Management, L.L.C. Messrs. Buatois, Schmitt and Lane each disclaim beneficial ownership of the shares held by the applicable fund except to the extent of their respective pecuniary interest therein.

Limitations of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

In the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law, including if he or she is serving as a director, officer, employee or agent of another company at our request. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit indemnification, and we have obtained insurance policies of this type that cover our directors and officers.

We have entered into agreements to indemnify our directors and officers. These agreements, among other things, indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or officer, any of our subsidiaries from time to time or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

COMPENSATION DISCUSSION AND ANALYSIS

This section contains a discussion of the material elements of compensation awarded to, earned by or paid to our principal executive and principal financial officers and our three other most highly compensated individuals who were serving as executive officers as of December 31, 2006. These individuals are referred to as the named executive officers in this prospectus.

Our current executive compensation programs for officers other than the chief executive officer are determined and approved by the compensation committee of the board of directors. The compensation committee makes recommendations concerning the compensation of the chief executive officer, which are then approved by the board of directors. None of the named executive officers is a member of the compensation committee. As contemplated by the charter of the compensation committee, our chief executive officer provides periodic reports and recommendations to the compensation committee concerning the performance and compensation of the other named executive officers. Our other executive officers, including the other named executive officers, do not currently have any role in determining or recommending the form or amount of compensation paid to our named executive officers and our other senior executive officers. Our other named executive officers, including our chief financial officer, provide financial and other information regarding our company to the compensation committee to assist in determining appropriate compensation levels.

Executive Compensation Program Objectives and Overview

In structuring our current executive compensation programs, we are guided by the following basic philosophies:

•	Competition. We should provide competitive compensation opportunities so that we can attract, retain and motivate qualified executives.

•

Alignment with Stockholder Interests.    A substantial portion of compensation should be contingent on our performance. As an executive officer’s level of responsibility increases, a greater portion of the officer’s total compensation should be dependent on our performance and stock price appreciation.

•	Pay for Performance. A substantial portion of compensation should be tied to individual performance.

The compensation for each of the named executive officers who were employed with us at the end of 2006 (Mr. Kramer, Mr. Martell, Mr. Bond, Mr. Bouju and Mr. Goelz) is governed by an employment agreement. Each such employment agreement specifies that the executive will receive a base salary (subject to an annual increase as recommended by the compensation committee and determined by the board of directors), annual incentive bonuses paid pursuant to a management bonus plan upon the achievement of stated goals as described below, participation in our stock option or similar plan available generally to our executives and other benefits generally available to our employees, including 401(k) retirement benefits, and certain other benefits that have been individually negotiated. The employment agreements also provide for the payment of severance benefits if the named executive officer’s employment terminates under certain circumstances. In 2006, compensation was paid to each named executive officer in accordance with his employment agreement.

We believe that each element of our executive compensation program helps us to achieve one or more of our compensation objectives. The table below lists each material element of our executive compensation program and the compensation objective or objectives that it is designed to achieve.

Compensation Element	Compensation Objectives Designed to be Achieved
Base salary	Attract, retain and motivate qualified executives.

Annual cash incentive opportunity	Hold executives accountable for performance. Align executives’ interests with those of stockholders. Attract, retain and motivate qualified executives.

Long-term share-based incentives	Align executives’ interests with those of stockholders. Hold executives accountable for performance. Attract, retain and motivate qualified executives.

401(k) retirement benefits	Attract, retain and motivate qualified executives.

Severance and other benefits upon termination of employment	Attract, retain and motivate qualified executives.

As illustrated by the table above, base salaries, 401(k) retirement benefits and severance and other termination benefits are all primarily intended to attract, retain and motivate qualified executives. These are the elements of our current executive compensation program where the value of the benefit in any given year is generally not variable. We believe that in order to attract, retain and motivate top-caliber executives, we need to provide executives with predictable benefit amounts that reward the executive’s continued service. Some of the elements, such as base salaries, are generally paid out on a short-term or current basis. The other elements are generally paid out on a longer-term basis, such as upon retirement or other termination of employment. We believe that this mix of longer-term and short-term elements allows us to achieve our dual goals of attracting and retaining executives, with the longer-term benefits geared toward retention and the short-term awards focused on recruitment.

Our annual cash incentive opportunity is primarily intended to hold executives accountable for performance, although we also believe it aligns the interests of named executive officers with those of our stockholders and helps us attract, retain and motivate executives. Our long-term equity incentives are primarily intended to align the interests of named executive officers with those of our stockholders, although we also believe they help hold executives accountable for performance and help us attract, retain and motivate executives. These are the elements of our current executive compensation program that are designed to reward performance and the creation of stockholder value, and therefore the value of these benefits is dependent on performance. Each named executive officer’s annual bonus opportunity is paid out on an annual short-term basis and is designed to reward performance for that period. Long-term equity incentives are generally paid out or earned on a longer-term basis and are designed to reward performance over one or more years.

The individual compensation elements are intended to create a total compensation package for each named executive officer that we believe achieves our compensation objectives and provides competitive compensation opportunities. From time to time, management has retained an independent compensation consulting firm to review and identify our appropriate peer group companies and to obtain and evaluate current executive compensation data for these companies. We selected the following companies as our peer group companies in 2006: Blue Coat Systems, Inc., Cogent, Inc., DivX, Inc., Entrust, Inc., Exar Corporation, L-1 Identity Solutions, Inc., Leadis Technology, Inc., Nuance Communications, Inc., Pericon Semiconductor, Pixelworks, Inc., PLX Technology, Inc., PortalPlayer, Inc., Rackable Systems, Inc., Riverbed Technology, Inc., Secure Computing Corporation, SiRF Technology, Inc., Supertex, Inc., Synaptics Incorporated, Techwell, Inc., VASCO Data Security International, Inc. and Volterra Semiconductor Corporation. We believe that these peer group companies, which were selected from within and outside our industry, are comparable in size and growth pattern with us and compete with us for executive talent. The compensation committee also reviews compensation survey data published by Radford Surveys + Consulting to ensure that each element of our compensation package remains aligned with the market.

Although the compensation committee has not adopted any specific policy regarding the allocation among the various elements of our compensation package, or, more specifically, between recognition of short-term and long-term performance, our compensation strategy is intended to tie a substantial portion of each executive’s total compensation to the achievement of corporate goals and value-creating milestones such as product development, intellectual property protection, strategic objectives and financial performance. See “—Current Executive Compensation Program Elements” below for further discussion of the individual elements of our compensation package.

Consistent with our compensation philosophies described above, our goal is to provide each named executive officer with a current executive compensation program that is competitive in light of the compensation paid to comparable executives at our peer group companies. To that end, we generally target total cash compensation at approximately the 50th percentile within our peer group companies. However, our compensation committee reviews the benchmarking data alongside the reports from our compensation consultants and has the ability to, and does, exercise discretion to set, or recommend that the board of directors set, compensation levels that are above or below these benchmarks. Once a level of compensation for a particular element has been established, the compensation committee retains discretion to further adjust any particular element of compensation, such as increasing or decreasing the size of an award, as well as to determine to what extent any applicable targets have been achieved. Such authority may be exercised in the event that initial award levels or targets do not result in an executive’s overall compensation being aligned with competitive market rates.

Current Executive Compensation Program Elements

Base Salaries

The compensation committee generally reviews the base salaries for each named executive officer annually and makes their recommendations to the board of directors. In establishing the appropriate 2006 base salary for our named executive officers, we considered the experience and personal performance of the officer and compared the performance and responsibilities of such officer to those of our other officers in attempting to determine a “pay grade” normalized to market standards. We then considered the base salary levels in effect for comparable executives at our peer group companies and set salaries for our executive officers such that they remained competitive with market rates. The weight given to each of these factors differed from individual to individual, as the compensation committee deemed appropriate. However, the primary factor considered in setting base salaries is the base salary levels offered by our peer group companies, as we strive to maintain competitive rates of compensation. Based on our review in 2006, we determined that the appropriate base salary for each named executive officer for 2006 was the amount reported for such officer in column (c) of the “Summary Compensation Table—Fiscal 2006” below.

Annual Cash Incentive Award

We believe that appropriately structured incentive bonuses will benefit us and our stockholders by motivating executive officers and rewarding them for our success. The employment agreement of each named executive officer provides that such executive will receive an annual incentive bonus if we achieve or exceed specified company performance targets that are established by the compensation committee at the beginning of the applicable fiscal year.

The named executive officers’ cash incentive award for 2006 contained a target amount that was approved by the board of directors. The target incentive bonus for each named executive officer was generally determined by reference to comparable bonus opportunities at our peer group companies, internal comparability with targets of other executives and the executive’s level of responsibility, experience and knowledge. The target incentive amounts generally increase as an executive’s responsibilities increase, reflecting our compensation philosophy that, as an executive officer’s level of responsibility increases, a greater portion of that officer’s total compensation should be dependent on our performance. However, as with base salary levels, the primary factor considered in setting incentive bonus awards is the level of incentive bonus awards offered by our peer group companies, as we strive to maintain competitive bonus opportunities, independent of the levels of the other elements of our compensation package.

The performance criteria for 2006 under the cash incentive award program were tied to various financial objectives, including recognized revenue, gross margin and operating margin levels, strategic objectives, including progress towards our initial public offering, and goals relating to intellectual property development. Based on information available at the time such financial targets were set, we anticipated that the target annual bonus levels would be reasonably obtainable by the named executive officers. In arriving at performance metrics under the cash incentive award program from year to year, the compensation committee seeks to establish targets that it believes have approximately the same likelihood of being achieved each fiscal year. Thus, the committee may need to adjust rates of target increases up or down depending on its evaluation of how realistic its expectations for performance for the prior year proved to be.

In 2006, 33 percent of our performance goals described above were achieved. Accordingly, the bonuses earned by named executive officers were determined to be earned at 33 percent of the target amounts. However, the compensation committee retains some discretion to further adjust the bonus amounts based on individual performance or comparative market data. The board of directors determined that the bonus for Mr. Bond, as calculated according to the above formula, was not commensurate with market rates in light of his level of responsibility. Accordingly, the board of directors increased the bonus paid to Mr. Bond by an additional $20,000.

Long-Term Share-Based Incentive Awards

Our policy is that the named executive officers’ long-term compensation should be directly linked to the value provided to our stockholders. Therefore, 100 percent of the named executive officers’ long-term compensation is currently awarded in the form of share-based instruments that are in, or valued by, reference to our common stock. We have historically made annual equity incentive grants solely in the form of stock options and fully vested stock grants. Commencing in 2007, under a new equity incentive plan, the annual awards may be granted in the form of stock options, restricted stock units and other forms of equity awards. The number of shares of our common stock subject to each annual award is intended to create a material opportunity for stock ownership and is determined based on the named executive officer’s current position with us and the size of comparable awards to comparable executives at our peer group companies, as well as the individual’s potential for increased responsibility and promotion over the award term and the individual’s personal performance in recent periods. The compensation committee also takes into account the number of unvested equity awards held by the named executive officer in order to maintain an appropriate level of equity incentive for that individual. However, the compensation committee does not adhere to any specific guidelines as to the relative equity award holdings of our named executive officers.

Stock Options.    We make most of our long-term incentive awards to the named executive officers in the form of stock options with an exercise price that is equal to the fair market value of our common stock on the grant date. Thus, the named executive officers will realize value on their stock options only if our stockholders realize value on their shares. The stock options also function as a retention incentive for our executives as they generally vest over a four-year period following the grant date. In 2006, the compensation committee granted stock options to only one of the named executive officers, Mr. Martell. The material terms of these options are described below under “—Grants of Plan-Based Awards.”

401(k) Retirement Benefits

We provide retirement benefits to the named executive officers under the terms of our tax-qualified 401(k) plan. In 2006, we made a matching contribution on behalf of each participant in the amount of 100 percent on the first three percent of compensation contributed to the plan by the participant, and 50 percent of the next two percent of compensation contributed. The named executive officers participate in the plan on substantially the same terms as our other participating employees. We do not maintain any deferred compensation, defined benefit or supplemental retirement plans for our named executive officers.

Severance and Other Benefits Upon Termination of Employment or Change in Control

In order to achieve our compensation objective of attracting, retaining and motivating qualified executives, we believe that we need to provide our named executive officers with severance protections that are consistent with the severance protections offered by our peer group companies. Thus, the current employment agreements with the named executive officers provide that the executives will be entitled to severance benefits in the event of a termination of employment by us without cause or, in the case of Mr. Kramer, resignation for good reason. The compensation committee has determined that it is appropriate to provide these executives with severance benefits under these circumstances in light of their positions with us and as part of their overall compensation package. The severance benefits for these executives generally consist of continued salary for six months and, in the case of Messrs. Kramer and Bouju, payment of a bonus that would have been earned had the executive continued in employment for an additional six months. In addition, Mr. Kramer receives six months additional vesting of his equity awards.

We believe that the occurrence, or potential occurrence, of a change in control transaction will create uncertainty regarding the continued employment of the named executive officers. This uncertainty results from the fact that many change in control transactions result in significant organizational changes, particularly at the senior executive level. In order to encourage the named executive officers to remain employed with us during an important time when their prospects for continued employment following the transaction are often uncertain, we provide the named executive officers with severance benefits if their employment is terminated by us without cause within 12 months following a change in control. We believe that a protected period of 12 months following a change in control is in line with the severance protections provided to comparable executives at our peer group companies.

In the event their employment is terminated under the circumstances described above, Messrs. Martell and Goelz will receive, among other things, continued salary payments for six months and twelve months of accelerated vesting of their stock options and common stock; Mr. Bouju will receive, among other things, continued salary payments for six months, payment of any bonus that he would have earned had he continued his employment with us for an additional six months, immediate vesting on an additional twelve months of his outstanding stock options and common stock that are subject to time-based vesting and full vesting of his outstanding options subject to performance-based vesting; Mr. Bond will receive, among other things, continued salary payments for six months and six months of accelerated vesting of options and common stock; and Mr. Kramer, among other things, will receive continued salary payments for six months, payment of any bonus that he would have earned had he continued his employment with us for an additional six months and full acceleration of his options and common stock.

We believe these severance benefits are consistent with the minimum severance arrangements of our peer group companies and provide the named executive officers with financial and personal security during a period of time when they are likely to be unemployed.

Please see “—Potential Payments Upon Termination or Change in Control” below for a description of the potential payments that may be made to the named executive officers in connection with their termination of employment or a change in control.

Summary Compensation Table—Fiscal 2006

The following table presents information regarding compensation of our named executive officers for services rendered during 2006.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)(3)	Option Awards ($)(3)		Non-Equity Incentive Plan Compensation ($)(6)	All Other Compensation ($)		Total ($)
(a)	(b)	(c)		(d)	(e)	(f)		(g)	(h)		(i)
Alan Kramer President and Chief Executive Officer	2006	256,000		—	—	46,007		25,667	8,992		336,666

Robert Bond Vice President of Engineering and Manufacturing Operations	2006	170,000		—	18,006	—		28,333	158,605	(7)	374,944

Patrick Bouju Vice President of Worldwide Sales	2006	124,032	(1)	—	—	6,580		36,667	117,797	(8)	285,076

Greg Goelz Vice President of Marketing	2006	180,000		—	—	23,280		30,000	7,019		240,299

Gary Martell Chief Financial Officer	2006	143,231		—	—	232,578	(4)	15,000	5,873		396,682

Philip Smith Former Chief Financial Officer	2006	95,934	(2)	—	—	2,669	(5)	—	93,339	(9)	191,942

(1)	Mr. Bouju became vice president of worldwide sales in June 2006. The amount disclosed in column (c) reflects the salary he received as an employee from June 2006 through the end of 2006. Mr. Bouju also received fees as a consultant prior to that time, as disclosed in column (h).
(2)	Mr. Smith served as our chief financial officer from January 1, 2006 through March 30, 2006 and served as our vice president of finance from March 31, 2006 through June 26, 2006. Mr. Smith’s employment with us terminated on June 26, 2006. The amount disclosed in column (c) reflects the salary Mr. Smith received as an employee during the period from January 1, 2006 through June 26, 2006.
(3)	The amounts reported in columns (e) and (f) above reflect the aggregate dollar amounts recognized for stock awards and option awards, respectively, for financial statement reporting purposes with respect to 2006, disregarding any estimate of forfeitures related to service-based vesting conditions. For a discussion of the factors and assumptions used in valuing equity for compensation purposes, please see “—Stock Based Awards” elsewhere in this prospectus.

(4)	For a discussion of the factors and assumptions used in valuing equity for compensation purposes, please see “—Stock Based Awards” elsewhere in this prospectus.
(5)	In connection with his termination, Mr. Smith received fully accelerated vesting on 17,708 shares of restricted stock that he had acquired in connection with the early exercise of previously granted options.
(6)	The amounts reported in column (g) above reflect the aggregate dollar amounts paid to the named executive officers under the terms of the 2006 management bonus plan. The material terms of these cash incentive awards are described below under “—Description of Plan-Based Awards.” In addition, the amount disclosed for Mr. Bouju also includes a cash payment based on sales performance.
(7)	Includes a $21,489 cost of living adjustment while Mr. Bond was on assignment in Singapore as well as $38,641 in tax equalization payments, matching contributions to our 401(k) Plan, life insurance premium payments, apartment rental costs of $49,035, reimbursement payments for furnishing Mr. Bond’s apartment in Singapore, transportation expenses, including car rental and school bus fees for a dependent of $17,632, American club membership and home leave airfare to the U.S.
(8)	Includes $82,500 Mr. Bouju received pursuant to his services as a consultant prior to his employment as vice president, $22,717 paid for his apartment rental in Singapore and reimbursement payments for car rental and airfare for his family to travel between France and Singapore.
(9)	Includes severance benefits consisting of salary continuation for a period of six months in the total amount of $85,000, matching contributions to our 401(k) Plan and life insurance premium payments.

Compensation of Named Executive Officers

The “Summary Compensation Table—Fiscal 2006” above quantifies the value of the different forms of compensation earned by or awarded to our named executive officers in 2006. The primary elements of each named executive officer’s total compensation reported in the table are base salary and an annual bonus and, in the case of Messrs. Martell and Bond, long-term equity incentives consisting of stock options or stock awards. Our named executive officers also earned or were paid the other benefits listed in column (h) of the “Summary Compensation Table—Fiscal 2006.”

The “Summary Compensation Table—Fiscal 2006” should be read in conjunction with the tables and narrative descriptions that follow. A description of the material terms of each named executive officer’s employment agreement, base salary and annual bonus is provided immediately following this paragraph. The “Grants of Plan-Based Awards in Fiscal 2006” table, and the description of the material terms of the stock options and restricted stock units granted in 2006 that follows the table, provide information regarding the long-term equity incentives awarded to the named executive officers in 2006. The “Outstanding Equity Awards at Fiscal 2006 Year-End” and “Option Exercises and Stock Vested in Fiscal 2006” tables provide further information on the named executive officers’ potential realizable value and actual value realized with respect to their equity awards. The discussion of the potential payments due upon a termination of employment or change in control that follows is intended to further explain the potential future payments that are, or may become, payable to our named executive officers under certain circumstances.

Description of Employment Agreements, Salary and Bonus Amounts

We have entered into employment agreements with each of our named executive officers who were currently employed with us at the end of 2006. The terms of these agreements, including the salary and bonus terms of each agreement, are briefly described below. Provisions of these agreements relating to outstanding equity incentive awards and post-termination of employment benefits are discussed below under the applicable sections of this prospectus.

Alan Kramer.    On March 2, 2004, Alan Kramer, our chief executive officer, executed our written offer of employment. The written offer of employment does not provide a specific term for Mr. Kramer’s employment; rather Mr. Kramer’s employment with us is “at-will” and may be terminated at any time with or without notice, for any or no reason, at either Mr. Kramer’s or our option. Mr. Kramer’s current annual base salary is $275,000. As described in “—Executive Compensation Program Objectives and Overview” above, he is eligible to earn a yearly performance bonus if he meets the performance criteria set by our board of directors.

Gary Martell.    On February 24, 2006, Gary Martell, our chief financial officer, executed our written offer of employment. The written offer of employment does not provide a specific term for Mr. Martell’s employment, rather Mr. Martell’s employment with us is “at-will” and may be terminated at any time with or without notice, for any or no reason, at either Mr. Martell’s or our option. Mr. Martell’s current annual base salary is $190,000. He is eligible to earn a yearly performance bonus if he meets the performance criteria set by our chief executive officer.

Patrick Bouju.    On June 1, 2006, Patrick Bouju, our vice president of worldwide sales, executed our written offer of employment. The written offer of employment does not provide a specific term for Mr. Bouju’s employment; rather, Mr. Bouju’s employment with us is “at-will” and may be terminated at any time with or without notice, for any or no reason, at either Mr. Bouju’s or our option, but subject to the terms of Singapore law. Mr. Bouju’s current annual base salary is 327,600 Singapore dollars. He is eligible to earn a yearly performance bonus if he meets the performance criteria set by our chief executive officer. He is also eligible to participate in our sales incentive programs applicable to his position.

Robert Bond.    On March 1, 2004, Robert Bond, our vice president of engineering and manufacturing operations, executed our written offer of employment. The written offer of employment does not provide a specific term for Mr. Bond’s employment, rather Mr. Bond’s employment with us is “at-will” and may be terminated at any time with or without notice, for any or no reason, at either Mr. Bond’s or our option. Mr. Bond’s current annual base salary is $170,000. He is eligible to earn a yearly performance bonus if he meets the performance criteria set by our chief executive officer.

Greg Goelz.    On April 8, 2005, Greg Goelz, our vice president of marketing, executed our written offer of employment. The written offer of employment does not provide a specific term for Mr. Goelz’s employment, rather Mr. Goelz’s employment with us is “at-will” and may be terminated at any time with or without notice, for any or no reason, at either Mr. Goelz’s or our option. Mr. Goelz’s current annual base salary is $180,000. He is eligible to earn a yearly performance bonus if he meets the performance criteria set by our executive management and board of directors.

Philip Smith.    On June 26, 2006, Philip Smith, our former chief financial officer and vice president of finance, entered into a separation and general release agreement which terminated his employment with us effective as of June 26, 2006. This separation agreement provided for severance benefits consisting of continuation of his salary for a period of six months following the date of his termination in a total amount of $85,000 as well as the acceleration of vesting of a previously granted stock options to purchase a total of 17,708 shares of common stock.

Grants of Plan-Based Awards in Fiscal 2006

The following table presents information regarding the equity and non-equity incentive awards granted to the named executive officers during 2006. The material terms of each grant are described below under “Description of Plan-Based Awards.”

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Stock Awards: Number of Shares of Stock or Units (#)	All Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Alan Kramer President and Chief Executive Officer	—	—	77,000	102,667	—	—	—	—

Robert Bond Vice President of Engineering and Manufacturing Operations	2/3/06 12/05/06	—	25,000	33,333	1,444 590	—	6.75 14.01	9,747 8,266

Patrick Bouju Vice President of Worldwide Sales	—	—	50,000	58,250	—	—	—	—

Greg Goelz Vice President of Marketing	—	30,000	60,000	80,000	—	—	—	—

Gary Martell Chief Financial Officer	7/06/06	—	45,000	60,000	—	166,666	9.75	1,240,419

Philip Smith(1) Former Chief Financial Officer	—	—	34,000	45,333	—	17,708	0.30	1,615

(1)	In connection with his termination of employment, Mr. Smith received accelerated vesting with respect to options to purchase 17,708 shares of common stock. The amount reported in column (i) reflects the incremental valuation, computed in accordance with SFAS No. 123, resulting from such acceleration.

Description of Plan-Based Awards

2004 Stock Option/Stock Issuance Plan

During 2006, Mr. Martell was awarded stock options and Mr. Bond was awarded fully vested stock on two separate dates. In addition, each of the named executive officers was granted a cash incentive award in 2006. Each of the awards was granted under, and is subject to the terms of, our 2004 Stock Option/Stock Issuance Plan, or the 2004 Plan. The 2004 Plan was adopted by our board of directors and approved by our stockholders in April 2004 and was amended in January 2005 and May 2006. Under the 2004 Plan, we are generally authorized to grant options to purchase shares of our common stock, or to grant shares of our common stock directly, to employees, directors, officers and consultants of us and our subsidiaries. Options granted under the 2004 Plan are either incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or nonqualified stock options. All options granted under the plan expire no later than ten years from their date of grant. No new awards will be granted under the 2004 Plan after the consummation of this initial public offering.

Our board of directors, or a committee appointed by the board, administers the 2004 Plan. As is customary in incentive plans of this nature, the number of shares subject to outstanding awards under the 2004 Plan and the exercise prices of those awards are subject to adjustment in the event of changes in our capital structure, reorganizations and other extraordinary events. In the event of certain mergers, consolidations, asset sales or similar transactions in which we are not the surviving and controlling corporation, all options under the 2004 Plan will terminate unless the acquired company assumes the options, subject to grants made by the plan administrator containing acceleration of vesting provisions. All repurchase rights with respect to shares of our common stock granted under the 2004 Plan shall be assigned to the successor corporation in such a transaction or otherwise continued pursuant to the terms of the change in control transaction.

Our board of directors may amend or terminate the 2004 Plan at any time. The 2004 Plan requires that certain amendments, including amendments that materially increase the benefits accruing to participants under the plan, be submitted to stockholders for their approval.

2007 Performance Incentive Plan

Following our initial public offering, grants of equity awards will be made pursuant to a new equity award plan, the 2007 Performance Incentive Plan, or the 2007 Plan. Employees, officers, directors and consultants that provide services to us or one of our subsidiaries may be selected to receive awards under the 2007 Plan.

Our board of directors, or a committee of directors appointed by the board, has the authority to administer the 2007 Plan. The administrator of the plan has broad authority to:

•	select participants and determine the types of awards that the participants are to receive;

•	determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price, if any, to be paid for the shares or the award;

•	approve the forms of award agreements;

•	cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all, outstanding awards, subject to any required consents;

•	construe and interpret the terms of the 2007 Plan;

•	accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards;

•	subject to the other provisions of the 2007 Plan, make certain adjustments to an outstanding award and authorize the conversion, succession or substitution of an award; and

•

allow the purchase price of an award or shares of our common stock to be paid in the form of cash, check or electronic funds transfer, by the delivery of already-owned shares of our common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third-party payment or cashless exercise on such terms as the administrator may authorize or by any other form permitted by law.

As of the date of this prospectus, no awards have been granted under the 2007 Plan.

Awards under the 2007 Plan may be in the form of incentive or nonqualified stock options, stock appreciation rights, restricted stock, stock bonuses, performance stock, stock units,

phantom stock, dividend equivalents or similar rights to purchase or acquire shares. Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers is its sole discretion and subject to compliance with applicable law.

Nonqualified stock options and other awards may be granted at prices below the fair market value of the common stock on the date of grant. Restricted stock awards can be issued for nominal or the minimum lawful consideration. Incentive stock options must have an exercise price that is at least equal to the fair market value of our common stock, or 110 percent of fair market value of our common stock for incentive stock option grants to any ten percent owner of our common stock, on the date of grant. These and other awards may also be issued solely or in part for services. Awards are generally paid in cash or shares of our common stock. The plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.

As is customary in incentive plans of this nature, the number and kind of shares available under the 2007 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split, any merger, combination, consolidation or other reorganization, any spin-off, split-up or similar extraordinary dividend distribution in respect of the common stock or any exchange of common stock or other securities of our company or any similar, unusual or extraordinary corporate transaction in respect of our common stock. In no case, except due to an adjustment referred to above or any repricing that may be approved by our stockholders, will any adjustment be made to a stock option or stock appreciation right award under the 2007 Plan, by amendment, cancellation and regrant, exchange or other means, that would constitute a repricing of the per-share exercise or base price of the award.

The 2007 Plan provides that upon the occurrence of any of any merger, combination, consolidation or other reorganization, any exchange of common stock or other securities of our company, a sale of all or substantially all the business, stock or assets of the Company, our dissolution or any other event in which we do not survive (or do not survive as a public company in respect of our common stock), the administrator may make provision for a cash payment in settlement of, or for the assumption, substitution or exchange of any or all outstanding share-based awards. If the administrator does not make provision for the substitution, assumption, exchange or other continuation or settlement of the award each then-outstanding option and stock appreciation right will become full vested, all outstanding restricted stock will fully vest free of restrictions and each other outstanding award granted under the 2007 Plan will become payable to the holder of such award. Each award will terminate upon the related event provided that the holder of the option or stock appreciation right is given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her award. In no case is more than ten days’ notice required.

Our board of directors may amend or terminate the 2007 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to stockholders for their approval as required by applicable law or any applicable listing agency. The 2007 Plan is not exclusive. Our board of directors and compensation committee may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

The plan will terminate ten years following the date of its approval by our board of directors. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options, stock appreciation rights and other rights to acquire common stock under the plan is ten years after the initial date of the award.

Stock Options

The stock option grant to Mr. Martell reported in column (g) of the table above was granted with a per-share exercise price equal to the fair market value of a share of our common stock on the grant date. The stock option is subject to a four-year vesting schedule, with 25 percent of the option vesting on March 31, 2007 and the remaining 75 percent of the option vesting in 36 substantially equal installments on each successive monthly anniversary of March 31, 2007. Once vested, the stock option will generally remain exercisable until its normal expiration date, which occurs ten years following the grant date. Any outstanding portion of the option, however, may terminate earlier in connection with a change in control transaction or a termination of Mr. Martell’s employment. Subject to any accelerated vesting that may apply, the unvested portion of the stock option will immediately terminate upon a termination of his employment. Mr. Martell will generally have three months to exercise the vested portion of the stock option following a termination of employment. This period is extended to 12 months if the termination is on account of his death or permanent disability. However, if his employment is terminated by us for “misconduct,” as determined under the plan, outstanding stock options, whether vested or unvested, will immediately terminate. If Mr. Martell is terminated without cause as a condition to or within 12 months after a change in control, he will also receive immediate vesting on an additional 12 months of his outstanding stock options.

Non-Equity Incentive Plan Award

Each non-equity incentive plan award granted to our named executive officers in 2006 consisted of an annual cash incentive opportunity under the 2006 management bonus program. The award provided for the payment of a cash bonus based on our performance for 2006. The performance criteria for 2006 under the cash incentive award program were tied to various financial objectives, including recognized revenue, gross margin and operating margin levels, strategic objectives, including progress towards our initial public offering, and goals relating to intellectual property development.

In connection with the award, each named executive officer was awarded a target incentive amount. The target amounts are generally established for a named executive officer and reviewed each year by the compensation committee based on market data and level of the executive’s responsibility. The actual percentage of the target bonus which a named executive officer can earn varies linearly based on the percentage of the performance goals actually achieved for the fiscal year, up to a maximum of 133 percent. Based on our achievement of the performance goals in 2006, the multiplier for 2006 was 33 percent of target. Under the terms of the cash incentive awards, the compensation committee may exercise discretion to adjust the amount of the bonus otherwise payable to a named executive officer based on the formula described above. For 2006, the compensation committee exercised its discretion and increased the bonus paid to Mr. Bond by an additional $20,000. In determining whether to exercise this discretion, the compensation committee considered the factors discussed above under “—Current Executive Compensation Program Elements—Annual Cash Incentive Award.”

In February 2007, the compensation committee reviewed our performance, certified the level of performance achieved and approved incentive payouts under the awards based on our review. The amount of the payout approved by the compensation committee under each named executive officer’s incentive award for 2006 is presented in column (g) of the “Summary Compensation Table—Fiscal 2006” above.

Outstanding Equity Awards at Fiscal 2006 Year-End

The following table presents information regarding the outstanding share-based awards held by each named executive officer as of December 31, 2006, including the vesting dates for the portions of these awards that had not vested as of that date. Additional information regarding these awards is presented in the footnotes below and in the table below under “Option Exercises and Stock Vested in Fiscal 2006.”

	Option Awards(1)						Stock Awards(2)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Equity Incentive Plan Awards: Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
(a)	(b)		(c)	(d)	(e)	(f)	(g)		(h)
Alan Kramer	—		—	—	—	—	385,365	(4)	5,757,353

Totals							385,365

Robert Bond	—		—	—	—	—	43,403	(5)	648,441

Totals							43,403		648,441

Patrick Bouju	83,333 33,333 33,333 —	(6) (7) (8)	—	0.30 0.30 4.50	04/01/04 02/18/05 12/20/05	03/31/14 02/17/15 12/19/15	—		—

Totals	149,999

Greg Goelz	—		—	—	—	—	68,056	(9)	1,016,757

Totals							68,056		1,016,757

Gary Martell	166,666	(10)	—	9.75	07/06/06	07/05/16	—		—

Totals	166,666

Philip Smith			—	—	—	—	—		—

Totals

(1)	Each stock option grant reported in the table above was granted under, and is subject to, the 2004 Plan. The option expiration date shown in column (f) above is the normal expiration date and the latest date that the options may be exercised. The options may terminate earlier in certain circumstances described below. All stock options granted to our named executive officers may be exercised in full prior to vesting.

The exercisable options shown in column (b) above will generally expire earlier than the normal expiration date if the named executive officer’s employment terminates. Unless exercised, exercisable stock options will generally terminate within three months after the date of termination of employment. However, if a named executive officer dies or becomes totally disabled while employed with us, exercisable stock options will generally remain exercisable for 12 months following the named executive officer’s death or disability. In addition, the stock options, whether exercisable or not, will immediately terminate if a named executive officer’s employment is terminated by us for “misconduct,” as determined under the plan. The options may become fully vested and may terminate earlier than the normal expiration date if we experience a change in control.

The stock options held by our named executive officers are subject to accelerated vesting in connection with certain changes in control of us and upon certain terminations of employment in connection with a change in control of our company, as described in more detail under “—Grants of Plan-Based Awards” and under “—Potential Payments Upon Termination or Change in Control.” Except as otherwise indicated in those sections, unvested stock awards will generally be forfeited if a named executive officer’s employment terminates.

(2)	All stock options granted to our named executive officers may be exercised in full prior to vesting. Upon such an early exercise, the executive optionholder receives unvested stock. The unvested stock reported in column (g) above were acquired by the named executive officers upon the early exercise of their stock options.
(3)	Value based on the fair market value of our common stock as of December 31, 2006 of $15.24 minus the option exercise price of $0.30.

(4)	Of these shares,
•	196,615 vest in equal installments on the fourth day of each month until March 4, 2008;
•	62,917 vest upon our approval of our 2006 audited consolidated financial statements evidencing our recognition of revenue for 2006 of at least $40 million; and
•

125,833 shares will vest either: (A) with respect to 31,458 of such shares upon our becoming subject to the Securities Exchange Act of 1934, as amended, at which point the Company is valued, based on the public offering price per share or, if no such offering has occurred, the trading price per share of our common stock, at or above (i) $150 million if it occurs on or prior to June 30, 2007; (ii) $200 million if it occurs on or after July 1, 2007 and on or prior to June 30, 2008; (iii) $300 million if it occurs on or after July 1, 2008 and on or prior to June 30, 2009; or (iv) $400 million if it occurs on or after July 1, 2009 and on or prior to December 31, 2011 (provided Mr. Kramer is then providing services to the Company or has been terminated without cause or resigned for good reason no more than six months prior to such event), and with respect to an additional 5,243 of the shares on the date of each thirty-day anniversary thereafter, until all 125,833 of such option shares shall be so vested eighteen months after the date of such triggering event; or (B) in full upon the consummation of a change in control which values the Company at (i) $150 million if it occurs on or prior to June 30, 2007; (ii) $200 million if it occurs on or after July 1, 2007 and on or prior to June 30, 2008; (iii) $300 million if it occurs on or after July 1, 2008 and on or prior to June 30, 2009; or (iv) $400 million if it occurs on or after July 1, 2009 and on or prior to December 31, 2011 (provided Mr. Kramer is then providing services to the Company or has been terminated without cause or resigned for good reason no more than six months prior to such event).

(5)	Of these shares, 26,042 vest in equal installments on the fourth day of each month until March 4, 2008. The remaining 17,361 vest in equal installments on the last day of each month until January 31, 2009.
(6)	Of these shares, 26,042 vest in equal installments on the fourth day of each month until March 4, 2008. The remainder of the shares are vested.
(7)	Of these shares, 10,417 vest in equal installments on the fourth day of each month until March 4, 2008. The remainder of the shares are vested.
(8)	Up to 28,436 of these shares may vest on December 31, 2007, depending on the extent to which certain 2007 financial performance goals are met. Any of these shares which do not become vested at such time will vest in equal monthly installments between March 1, 2007 and March 1, 2008. The remainder of the shares are vested.
(9)	Vest in equal installments on the last day of each month until April 21, 2009.
(10)	One quarter of these options vest on March 31, 2007, with the remainder vesting in 1/48th installments on the last day of each month until March 31, 2010.

Option Exercises and Stock Vested in Fiscal 2006

The following table presents information regarding the exercise of stock options by the named executive officers during 2006 and on the vesting during 2006 of stock awards previously granted to the named executive officers.

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)(1)
	(b)	(c)	(d)		(e)
Alan Kramer	—	—	—		—
Robert Bond	—	—	2,034		18,013
Patrick Bouju	—	—	—		—
Greg Goelz	—	—	—		—
Gary Martell	—	—	—		—
Philip Smith	—	—	17,708	(2)	167,344

(1)	The dollar amounts shown in column (e) above for stock awards are determined by multiplying the number of shares or units, as applicable, that vested by the per-share closing price of our common stock on the vesting date, minus any applicable purchase price.
(2)	These shares became vested in connection with the termination of Mr. Smith’s employment, effective as of June 26, 2006.

Potential Payments upon Termination or Change in Control

The following section describes the benefits that may become payable to the named executive officers in connection with certain terminations of their employment with us or a change in control of our company. As prescribed by the disclosure rules of the SEC, in calculating the amount of any potential payments to these named executive officers, we have assumed that the applicable triggering event, in other words, the termination of employment or change in control, occurred on December 31, 2006 and thus used the fair value of our shares as of that date.

Potential Severance Benefits upon Termination

If any of the named executive officers other than Mr. Kramer is terminated without cause, he will be entitled to receive continuation of base salary for up to six months. In addition, Mr. Bouju will receive payment of any bonus that he would have earned had he continued in employment for an additional six months. If Mr. Kramer’s employment is terminated without cause or he is constructively terminated, he will be entitled to receive up to six months of base salary, payment of any bonus that he would have earned had he continued his employment with us for an additional six months and immediate vesting on an additional six months of his outstanding stock options and common stock.

Potential Severance Benefits upon Termination of Employment in Connection with a Change in Control

If Mr. Kramer is terminated without cause as a condition to or within 12 months after a change in control, he will be entitled to receive up to six months of base salary and will also receive immediate vesting on all of his outstanding stock options and common stock. If Mr. Martell or Mr. Goelz is terminated without cause as a condition to or within 12 months after a change in control, such executive will receive immediate vesting on an additional 12 months of his outstanding stock options and common stock, in addition to the benefits described under “—Potential Severance Benefits upon Termination.” If Mr. Bouju is terminated without cause as a condition to or within 12 months after a change in control, he will receive immediate vesting on an additional twelve months of his outstanding stock options and common stock which are subject to time-based vesting and will receive full vesting of his outstanding options subject to performance-based vesting, in addition to the benefits described under “—Potential Severance Benefits upon Termination.” If Mr. Bond is terminated without cause as a condition to or within 12 months after a change in control, he will receive immediate vesting on an additional six months of his outstanding stock options and common stock, in addition to the benefits described under “—Potential Severance Benefits upon Termination.”

The following table lists the named executive officers and the estimated amounts they would have become entitled to under their employment agreements had their employment with us terminated on December 31, 2006 under circumstances described above.

	Termination not in connection with a Change in Control			Termination in connection with a Change in Control
Name (a)	Estimated Total Value of Cash Payment ($)		Estimated Total Value of Equity Acceleration ($)	Estimated Total Value of Cash Payment ($)		Estimated Total Value of Equity Acceleration ($)
	(b)		(c)	(d)		(e)
Alan Kramer	166,400	(1)	2,114,949	166,400	(1)	5,757,353
Robert Bond	95,745		—	95,745		217,875
Patrick Bouju	99,750	(1)	—	99,750	(1)	741,153
Greg Goelz	90,000		—	90,000		435,750
Gary Martell	95,000		—	95,000		400,325

(1)	This figure assumes that performance targets relating to the cash incentive bonuses are achieved at 100 percent for the six-month period following the date of termination.

Director Compensation—Fiscal 2006

Directors who are employees do not receive any cash fees for their service as a director. Our directors that are not associated with a venture capital investment in us have historically been compensated for their board and committee services with an initial grant of 33,333 stock options, with the audit committee chairman receiving a supplemental grant of an additional 33,333 stock options and the chairman of the compensation committee, the chairman of the nominating and corporate governance committee and the members of the audit committee each receiving a supplemental grant of an additional 8,333 stock options. No fees or stock awards were paid to any director in 2006. We reimburse our directors for all reasonable expenses incurred for attending meetings and otherwise serving on our board of directors.

Compensation Plan for Certain Non-Employee Independent Directors

In October 2005, our board of directors adopted a compensation program for outside directors. Pursuant to this program, each non-employee director not affiliated with a venture capital investor receives the following compensation for board services, as applicable:

•

automatic initial grants to directors of a nonqualified option to purchase 33,333 shares of common stock with a per share exercise price equal to the fair market value of the stock on the date of grant and vesting as to 2,083 shares for each board meeting held in person at which such director appears in person, up to a maximum of four meetings aggregating 8,333 shares per each twelve-month period of board service;

•

an automatic grant to the chairman of the audit committee of a nonqualified option to purchase 33,333 shares of common stock with a per share exercise price equal to the fair market value of the stock on the date of grant and vesting as to 2,083 shares per full three-month period of audit committee service;

•

an automatic grant to members of the audit committee other than the chairman of a nonqualified option to purchase 8,333 shares of common stock with a per share exercise price equal to the fair market value of the stock on the date of grant and vesting as to 521 shares per full three-month period of audit committee service; and

•	an automatic grant to the chairman of each of the two other standing committees of the board of directors other than the audit committee of a nonqualified option to purchase

8,333 shares of common stock with a per share exercise price equal to the fair market value of the stock on the date of grant and vesting as to 521 shares per full three-month period of such standing committee service.

We intend to terminate the adopted plan and replace it with a new plan for future directors, upon the recommendation of our outside compensation consultants. Such new plan is expected to provide for an annual retainer, additional retainers for members of board committees, and annual stock option grants.

The stock options granted to outside directors are granted under the 2004 Plan and are immediately exercisable. However, upon an outside director’s cessation of service with us, any shares purchased upon exercise of the option that have not vested are subject to repurchase by us at the lower of the exercise price paid for the shares or the fair market value of the shares at the time of repurchase. This type of stock option is generally referred to as an “early exercise” stock option because the holder is permitted to exercise the option prior to the time that the underlying shares vest.

Once vested, each option will generally remain exercisable for fully vested shares of our common stock, shares which are not subject to our repurchase right, until its normal expiration date. Each of the options granted to our non-employee directors has a term of ten years. However, vested stock options may terminate earlier in connection with a change in control of us. Shares subject to the option that have not vested will immediately terminate, or be subject to our repurchase right to the extent already purchased under the option, upon the cessation of the outside director’s service. Outside directors will generally have three months to exercise the vested portion of the stock option following a termination of service. This period is extended to 12 months if the termination is on account of death or permanent disability. However, if service is terminated by us for “misconduct,” as determined under the plan, outstanding stock options, whether vested or unvested, will immediately terminate.

The following table includes information regarding the number of outstanding and unexercised option awards held by each of our non-employee directors as of December 31, 2006.

Director	Option Awards ($)(1)	Number of Shares Subject to Outstanding Option Awards as of December 31, 2006	Number of Unvested Shares as of December 31, 2006(2)
H. Raymond Bingham	14,256	—	45,833	(3)
Eric Buatois	—	—	—
David A. Lane	—	—	—
Pier Angelo Martinotti	2,424	—	11,458	(4)
Alberto Sangiovanni-Vincentelli	590	—	18,750	(5)

(1)	The amounts reflect the aggregate dollar amounts recognized for stock awards and option awards, respectively, for financial statement reporting purposes with respect to 2006, disregarding any estimate of forfeitures related to service-based vesting conditions. For a discussion of the factors and assumptions used in valuing equity for compensation purposes, please see “—Stock Based Awards” elsewhere in this prospectus.
(2)	All options listed in this column have been early exercised, as permitted under the terms of each option award.
(3)	Of these shares, 20,833 shares vest in 2,083 share increments for each board meeting attended in person, subject to a cap of vesting credit for four meetings per each 12-month period, and 25,000 shares vest at the end of each three-month period of service on the audit committee.
(4)	Of these shares, 8,333 shares vest in 2,083 share increments on each board meeting, and 3,125 vest in 521 share increments at the end of each three-month period of service on the audit committee.
(5)	Of these shares, 10,417 vest in 2,083 share increments on each board meeting, 3,125 vest in 521 shares for every three-month period of service on the audit committee and 521 shares vest at the end of each three-month period of service on the nominating and corporate governance committee.

RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than five percent of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

We also describe below certain other transactions with our directors, executive officers and stockholders.

Preferred Stock and Warrant Issuances

Since January 1, 2003, we have issued our securities in the following financing transactions:

•	In March 2004, we issued an aggregate of 3,333,333 shares of Series A preferred stock to STM pursuant to a certain contribution agreement in exchange for certain assets.

•

In March 2004 and December 2004, we issued an aggregate of 3,648,593 and 166,666 shares, respectively, of Series B preferred stock to certain investors in a private placement for a purchase price of $3.00 per share.

•

In January 2005, we issued an aggregate of 3,101,402 shares of Series B-1 preferred stock to certain investors in a private placement for a purchase price of $3.00 per share and an additional 3,815,259 shares of Series B-1 preferred stock to our holders of Series B preferred stock in exchange for their shares of Series B preferred stock.

•	In June 2005, we issued a warrant to purchase an aggregate of 666,666 shares of our common stock to STM at an exercise price of $0.03 per share.

•

In April 2006 and June 2006, we issued an aggregate of 570,167 and 186,970 shares, respectively, of Series C preferred stock to certain investors in a private placement for a purchase price of $13.2075 per share.

•	In May 2007, we issued an aggregate of 437,772 shares of Series D preferred stock to certain of our existing stockholders in a private placement for a purchase price of $15.99 per share.

The following table sets forth the aggregate securities acquired by the listed parties.

Investor	Series A Preferred Stock Purchased(1)	Series B-1 Preferred Stock Purchased(2)	Series C Preferred Stock Purchased	Series D Preferred Stock Purchased
Sofinnova Capital IV FCPR	680,642	1,416,666	100,700	105,431
Sofinnova Venture Partners VI, L.P.	680,641	1,416,665	100,699	105,430
Diamondhead Ventures	640,603	1,333,332	94,776	99,228
Earlybird Verwaltung GmbH	480,453	1,000,000	71,082	65,666
EDBV Management Pte. Ltd.	240,226	499,999	35,541	—
Morgan Keegan & Company, Inc.	80,075	166,666	11,846	—
Alan Kramer(3)	64,257	133,333	8,600	—
Robert Bond(4)	10,000	—	1,366	—
Patrick Bouju	56,053	116,666	8,293	—
Partners Group(5)	400,377	833,333	59,235	62,017
DB Capital L.P.	—	—	75,714	—
Visa International Service Association(6)	—	—	151,429	—
Kristin Bingham 2005 Irrevocable Trust(7)	—	—	18,928	—
Pier Martinotti	—	—	7,571	—
Alberto Sangiovanni-Vincentelli	—	—	11,357	—

(1)	Shares obtained through transfer in July 2005 by STM.
(2)	Includes shares of Series B-1 preferred stock obtained through the exchange of shares of Series B preferred stock on a one-for-one basis.
(3)	Excludes 10,000 shares of Series A preferred stock and 1,366 shares of Series C preferred stock purchased by Robert Bond but held by Mr. Kramer. Such shares will be transferred to Mr. Bond immediately upon conversion into shares of common stock.
(4)	Shares purchased by Mr. Bond but held by Mr. Kramer. Such shares will be transferred to Mr. Bond immediately upon conversion into shares of common stock.
(5)	Shares obtained through transfer in August 2005 by a prior investor.
(6)	In June of 2006, Visa International made a strategic investment in us and signed a letter of intent to explore areas of mutual interest.
(7)	Shares held by a trust for the benefit of Mr. Bingham’s wife, Kristin Bingham.

Purchase of Assets from STM and Related Agreements

Our business was formed in December 2003 to acquire the biometric fingerprint security business of STM, known as the TouchChip business unit, which purchase occurred on March 4, 2004. We entered into several agreements with STM that governed our acquisition of the assets and liabilities associated with the TouchChip business unit, including a contribution agreement, a license agreement and a purchase and supply agreement. In exchange for the contributed assets, we issued 3,333,333 shares of our Series A preferred stock to STM.

Contribution Agreement.    Under the contribution agreement, STM transferred to us, among other things, certain assets used exclusively in the TouchChip business, employees of the TouchChip business, intellectual property assets and related documentation and all shares of STM’s wholly-owned subsidiary in the Czech Republic, STMicroelectronics Design and Application, s.r.o., and we assumed STM’s rights and obligations under certain agreements and other liabilities associated with the TouchChip business. Such agreement provided for standard indemnification from STM for, among other things, damages arising from breach or inaccuracy of any representation or warranty made by STM and breach or non-fulfillment of its covenants and liabilities associated with customers or warranty claims arising prior to the closing of the transaction. Such indemnification generally extended for 18 months following the closing of the transaction, subject to a $10 million cap for breaches of certain representations and warranties. In addition, we generally agreed to indemnify STM for damages arising from any assumed liabilities acquired by us for 18 months after the closing of the transaction, subject to a $10 million cap. We have made a claim for indemnification from STM under the contribution agreement, as more fully described in “Business—Legal Proceedings” elsewhere in this prospectus.

Under the contribution agreement, STM and its affiliates are prohibited from competing with our operation of the TouchChip business as it was operated by STM or as the business was proposed to be conducted by us at the time of the closing of the transaction. Specifically, such business includes the development, marketing and sale of products, components, subsystems, solutions or services for fingerprint biometric applications. This noncompetition agreement expires in March 2008.

License Agreement.    We entered into a license agreement with STM in connection with our acquisition of the TouchChip business unit of STM. Under this agreement, STM granted us an irrevocable, perpetual, worldwide, non-exclusive, royalty-free, non-sublicensable license to certain patents and pending patent applications to use, sell and otherwise dispose of products and services. This license is limited to the field of fingerprint biometric applications and for use as navigation devices until March 2008, after which there is no field of use restriction. This license extends in perpetuity or until the expiration of a particular licensed patent, subject to earlier termination by STM upon our bankruptcy or insolvency, dissolution or certain similar events, our breach of the prohibition against sublicensing the licensed intellectual property, subject to a cure period, or our breach of any other provision of the license agreement, as determined by an independent arbitrator and subject to a cure period.

STM further agreed not to assert, or to allow its subsidiaries to assert, any claims against us under certain of its patents or otherwise that are related to STM patents and intellectual property rights that were embodied in TouchChip products as of the closing of the acquisition. This non-assert covenant is limited to the fields of fingerprint biometric applications or navigation applications and does not extend to intellectual property directed toward processes for the manufacturing of semiconductor devices.

Under the license agreement, we granted to STM and its subsidiaries a perpetual, worldwide, non-exclusive, royalty-free, non-transferable license to any improvements on the STM patents we patent during the four-year period ending March 4, 2008 outside the field of fingerprint biometric applications. This license is not sublicensable by STM during such four-year period outside the field of fingerprint biometric applications. We also agreed not to assert any claims against STM related to any improvements that are not the subject matter of a patent during this period.

Purchase and Supply Agreement.    On March 4, 2004, we also entered into a purchase and supply agreement with STM for the supply of semiconductor wafers, sensors and companion chips and related foundry and manufacturing services by STM. The initial term of this agreement expired in March 2007 and is subject to automatic renewal on an annual basis unless terminated with at least six months’ notice. We have not received any notice of termination of this agreement from STM. Under this agreement, STM is obligated only to use reasonable efforts to supply us with products, subject to STM’s capacity availability. Under the agreement, prices for items we order are to be negotiated in good faith on an annual basis and based on the most favorable prices offered by STM to other customers for products in similar technologies and volumes. We recorded purchases from STM in the amount of $23.0 million in 2006.

During the term of this agreement, STM is obligated to use commercially reasonable efforts to make available to us the benefit of its existing foundry relationships so that any foundry already qualified on the wafers or products we order would be available to us. STM also agreed to pass its foundry pricing to us plus a handling charge and to assist one alternate supplier of sensor wafers with the initial start-up of production.

The agreement provides that STM indemnify us against intellectual property infringement claims relating to its design rules or design kit models and that we indemnify STM for certain claims arising out of the combination of an STM product manufactured for us with other products and certain claims related to specifications, designs or software we provide to STM. STM’s total liability under such provision is limited to the aggregate purchase price for wafers or products that are the subject matter of each claim purchased in the most recent 12 months prior to the event giving rise to such claim, subject to certain exceptions. STM has made a claim for indemnification from us under this provision, as more fully described in “Business—Legal Proceedings” elsewhere in this prospectus.

Sale of our Series A Preferred Stock by STM

In June 2005, STM entered into a stock purchase agreement with all of the holders of our Series B-1 preferred stock, pursuant to which STM sold all 3,333,333 of its shares of Series A preferred stock to the purchasers at $3.75 per share. We were a party to this agreement only with respect to our waiver of a right of first refusal we held in connection with the transfer of these shares and certain miscellaneous provisions. The agreement also provided that if, within six months of the closing of this sale, any of the purchasers sold more than 133,333 shares of the Series A preferred stock acquired in the transaction, other than in connection with certain change of control transactions or an initial public offering of our securities at a price greater than $4.20 per share, the selling purchaser would become obligated to pay additional consideration to STM based on the price at which it sold such shares. In addition, the purchasers agreed not to vote to amend our certificate of incorporation to provide for liquidation preferences of greater than $4.20 per each share of either Series A or Series B-1 preferred stock.

Issuance of Warrant to STM

In June 2005, we issued a warrant to STM to purchase 666,666 shares of our common stock at an exercise price equal to $0.03 per share. In exchange for the issuance of the warrant, among other consideration, STM agreed to provide certain financial statements relating to the TouchChip business unit and other financial information to us prior to September 30, 2006, to consent to the use of such financial information in our SEC filings and to assist us in various matters related to such financial information and certain other conditions. We agreed to reimburse STM for auditor fees and expenses incurred in relation thereto. STM provided certain financial statements to us prior to September 29, 2006.

STM may exercise the warrant, subject to certain conditions, during the period starting from the date on which we have provided a transaction notice to STM of our intention to consummate either a change of control or an initial public offering of our securities, either meeting certain minimum valuation thresholds, and ending 15 days following the date of such notice in the event of a qualified change of control or 180 days following the effective date of a qualified initial public offering.

The warrant also provides that, if the net value of the shares issued upon exercise of the warrant is less than $1.5 million, we will pay STM the difference between $1.5 million and the actual net value of such shares.

Under the agreement, STM agreed that it will vote its shares in the same manner as the holders of a majority of our then outstanding shares of our Series A and Series B-1 preferred stock with respect to a change in control if such change in control is approved by our board of directors.

One of our directors, H. Raymond Bingham, serves as a director of STM.

STM Right of First Refusal

We are also party to an agreement with STM providing it with a right of first refusal to purchase the intellectual property assets we purchased from STM in the event we resolve to sell or dispose of all or substantially all of our assets for less than $35 million (prorated with respect to a sale of substantially, but less than all, assets), to cease operations or to enter into bankruptcy, insolvency or reorganization proceedings. In such event, STM has the right to make an offer to us to acquire such assets at their mutually agreed fair market value. If we cannot agree on a fair market value, we are permitted to sell such assets to a third party. This right of first refusal will terminate upon the earlier of STM’s exercise of its warrant to purchase 666,666 shares of our common stock or the consummation of this offering.

Accent S.r.l.

We utilize Accent S.r.l. to provide certain system on chip, or SoC, design consulting services for us under a statement of work. Three of our directors, Pier Martinotti, Alberto Sangiovanni-Vincentelli and Jean Schmitt, serve as directors of Accent, with Mr. Martinotti also serving as the chairman of the board of Accent. In addition, Sofinnova Partners, one of our major stockholders, is a significant stockholder of Accent. Mr. Schmitt is a managing partner of Sofinnova Partners.

Investor Rights Agreement

We have entered into an agreement with holders of our preferred stock that provides for certain rights relating to the registration of their shares of common stock issuable upon conversion of their preferred stock. These rights will continue following this offering and will terminate five years following the completion of this offering or at such earlier time that any particular holder holds securities subject to registration rights that may be sold pursuant to Rule 144 under the Securities Act during any 90-day period. All holders of preferred stock, including our directors and executive officers are parties to this agreement. See “Description of Capital Stock—Registration Rights” elsewhere in this prospectus for additional information.

Indemnification Agreements of Officers and Directors

Our amended and restated certificate of incorporation and our bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have entered into indemnification agreements with each of our directors and executive officers. See “Management—Limitations of Liability and Indemnification of Officers and Directors” elsewhere in this prospectus for additional information.

PRINCIPAL STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at June 30, 2007, and as adjusted to reflect the sale of the shares of common stock in this offering, for:

•	each person known to us to be the beneficial owner of more than five percent of our common stock;

•	each named executive officer;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The following table lists the number of shares and percentage of shares beneficially owned based on 13,096,282 shares of common stock outstanding on a pro forma basis as of June 30, 2007. This number reflects:

•	1,651,386 shares of common stock;

•	the conversion of 3,333,327 shares of Series A convertible preferred stock into 3,333,327 shares of common stock upon the closing of our initial public offering;

•	the conversion of 6,916,660 shares of Series B-1 convertible preferred stock into 6,916,660 shares of common stock upon the closing of our initial public offering;

•	the conversion of 757,137 shares of Series C convertible preferred stock into 757,137 shares of common stock upon the closing of our initial public offering; and

•	the conversion of 437,772 shares of Series D convertible preferred stock into 437,772 shares of common stock upon the closing of our initial public offering.

We have based our calculation of the applicable percentage of beneficial ownership on              shares of common stock outstanding upon completion of our initial public offering, assuming the underwriters do not exercise their over-allotment option.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o UPEK, Inc., 2200 Powell Street, Suite 300, Emeryville, California 94608. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we included shares of which that person has the right to acquire beneficial ownership within 60 days of June 30, 2007, including any right to acquire through the exercise of any option, warrant or right. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than one percent is denoted with an “*”.

	Before Offering		Number of shares being offered	After Offering
Beneficial owner	Number of Shares	Percent of Class		Number of Shares	Percentage of Class
5% Stockholders:
Sofinnova Ventures(1) 140 Geary Street San Francisco, CA 94108	2,303,435	17.6%				%
Sofinnova Partners(2) 17 rue de Surene Paris, 75008 France	2,303,439	17.6
Diamondhead Ventures(3) 2200 Sand Hill Road, Suite 110, Menlo Park, CA 94025	2,167,939	16.6
Earlybird Verwaltung GmbH(4) Maximilianstrasse 14 80539 Muenchen, Germany	1,617,201	12.3
Partners Group(5) Zugerstrasse 57 6341 Baar-Zug, Switzerland	1,354,962	10.3
EDBV Management Ptd. Ltd.(6) 250 North Bridge Road, #27-04 Raffles City Tower, 179101 Singapore	775,766	5.9
Directors and named executive officers:
Alan Kramer(7)	1,087,021	8.3
Patrick Bouju(8)	331,011	2.5
Robert Bond(9)	133,045	1.0
Greg Goelz	116,666	*
H. Raymond Bingham(10)	85,594	*
Eric Buatois(1)	2,303,435	17.6
David A. Lane(3)	2,167,939	16.6
William Harris	—	*
Gary Martell(11)	166,666	1.3
Pier Martinotti(12)	49,237	*
Alberto Sangiovanni-Vincentelli(13)	61,357	*
Jean Schmitt(2)	2,303,439	17.6
All directors and executive officers as a group (13 people)(14)	8,872,076	65.8

(1)	Includes 1,900,905 shares held by Sofinnova Venture Partners VI, L.P., 376,620 shares held by Sofinnova Venture Partners VI GmbH & Co. K.G. and 25,910 shares held by Sofinnova Venture Affiliates VI, L.P. Mr. Buatois, one of our directors, is a managing member of Sofinnova Venture Partners VI, L.P. Mr. Buatois disclaims beneficial ownership of the shares held by this fund except to the extent of his pecuniary interest therein.
(2)	Includes 2,303,439 shares held by Sofinnova Capital IV FCPR. Mr. Schmitt, one of our directors, is the managing partner of Sofinnova Partners. Mr. Schmitt disclaims beneficial ownership of the shares held by this fund except to the extent of his pecuniary interest therein.

(3)	Includes 2,078,861 shares held by Diamondhead Ventures, L.P., 59,272 shares held by Diamondhead Ventures Advisory Fund, L.P. and 29,806 shares held by Diamondhead Ventures Principals Fund, L.P. Mr. Lane, one of our directors, is a managing director of Diamondhead Management, L.L.C., which is a general partner of the funds. Mr. Lane disclaims beneficial ownership of the shares held by these funds except to the extent of his pecuniary interest therein.
(4)	Includes 1,310,799 shares held by Earlybird GmbH & Co. Beteiligungs-KG III, 43,777 shares held by Earlybird III Participations Pool KG, 251,301 shares held by Earlybird III L.P. and 11,324 shares held by Earlybird III Advisory L.P.
(5)	Includes 1,016,222 shares held by Partners Group Secondary, L.P. and 338,740 shares held by Partners Group Secondary GmbH & CO. KG.
(6)	Includes 517,178 shares held by EDB Ventures Pte Ltd. and 258,588 shares held by Fabless Investments Pte. Ltd.
(7)	Includes 645,484 shares held by Mr. Kramer individually, 33,333 shares held by Lisa Marie Ames individually, 66,666 shares held by trusts for the benefit of Mr. Kramer’s minor children and 341,538 of which are held by grantor-retained annuity trusts established by Mr. Kramer. Excludes 11,366 shares purchased by Mr. Bond, but held by Mr. Kramer. Such shares will be transferred to Mr. Bond immediately upon conversion into shares of common stock.
(8)	Includes 181,012 shares held by Mr. Bouju individually and 149,999 shares issuable to Le Grenier Ltd. upon exercise of options that are exercisable within 60 days of June 30, 2007. Mr. Bouju is the sole beneficial owner of Le Grenier Ltd. and has sole dispositive power over the shares issuable to Le Grenier Ltd.
(9)	Includes 11,366 shares purchased by Mr. Bond, but held by Mr. Kramer. Such shares will be transferred to Mr. Bond immediately upon conversion into shares of common stock.
(10)	Includes 18,928 shares held by a trust for the benefit of Mr. Bingham’s wife, Kristin Bingham.
(11)	Includes 166,666 shares issuable upon exercise of options held by Mr. Martell that are exercisable within 60 days of June 30, 2007.
(12)	Includes 8,333 shares issuable upon exercise of options held by Mr. Martinotti that are exercisable within 60 days of June 30, 2007.
(13)	Includes 11,357 shares held by Mr. Sangiovanni-Vincentelli and 50,000 shares held by Mr. Sangiovanni-Vincentelli’s mother, Rosa Zerbi ved. Sangiovanni.
(14)	Includes 391,664 shares held by our directors and executive officers that are exercisable within 60 days of June 30, 2007.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the closing of our initial public offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of             shares of common stock, $0.0001 par value per share, and              shares of preferred stock, $0.0001 par value per share.

Common Stock

On June 30, 2007, there were 1,651,386 shares of our common stock outstanding held of record by 61 holders or, assuming the conversion of all of our shares of preferred stock into common stock on a one-for-one basis, 13,096,282 shares held of record by 72 holders. After our initial public offering, assuming the public offering price of our common stock in this offering is at least $19.98 per share, there will be              shares of our common stock outstanding, or              shares if the underwriters exercise their over-allotment option in full.

If the public offering price of our common stock in our initial public offering is less than $19.98 per share, each outstanding share of our Series D preferred stock outstanding immediately prior to our initial public offering will convert into a number of shares of our common stock equal to $19.98 divided by the public offering price of our common stock in our initial public offering, subject to a maximum conversion per share of Series D preferred stock to 1.21 shares of our common stock. All share and per share amounts contained in this prospectus assume that the Series D preferred stock will convert into common stock on a one-for-one basis. All of our shares of Series A, Series B-1 and Series C preferred stock convert into common stock on a one-for-one basis.

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of our initial public offering will be, fully paid and nonassessable.

Preferred Stock

Our board of directors will have the authority, without any action by our stockholders, to issue from time to time preferred stock in one or more series and to fix the number of shares,

designations, preferences, powers and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of holders of common stock and may have the effect of delaying, deferring or preventing a change in control of our company. The existence of authorized but unissued preferred stock may enable the board of directors to render more difficult, or to discourage, an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Warrant

In June 2005, we issued a warrant to purchase 666,666 shares of our common stock at an exercise price of $0.03 per share to STM. This warrant becomes exercisable upon delivery of notice from us of our intention to consummate either a qualified change in control or a qualified initial public offering. A qualified change in control is defined as any of the following transactions where the value of the resulting proceeds received by our stockholders equals or exceeds $39 million: a merger, consolidation or reorganization of us; any transaction whereby any party, after including the holdings of its subsidiaries and affiliates, subsequently holds 50 percent or more of our outstanding capital stock entitled to vote, other than in connection with the sale of securities by us for capital raising purposes; the sale, exclusive license or other disposition of all or substantially all of our assets; or our liquidation, dissolution or winding up. A qualified initial public offering is defined as an initial public offering of our securities where the value of our outstanding securities immediately prior to such offering (based on the price at which we are offering shares under the prospectus) equals or exceeds $39 million. In the event of a qualified change in control, this warrant expires 15 days after the date of the notice from us of our intent to consummate such transaction. In the event of a qualified initial public offering, this warrant expires 180 days after the effective date of such qualified initial public offering. In the event of any change of control or initial public offering other than those discussed above, this warrant will terminate upon consummation of such transaction. If this warrant is exercised in connection with a qualified change of control or a qualified initial public offering and the aggregate gross proceeds received from the sale of such warrant shares, in the case of a qualified change in control, or aggregate value of such warrant shares, in the case of a qualified initial public offering, is less than $1.5 million, then we are required to pay the amount of the difference, at our option, either in cash or in registered securities received in a qualified change of control. We expect this transaction to constitute a qualified initial public offering.

Registration Rights

After this offering, the holders of approximately                      shares of our common stock will be entitled to rights with respect to registration of these shares under the Securities Act. These shares are referred to as registrable securities. Under the terms of the agreement among us and the holders of the registrable securities, if we propose to register any of our securities under the Securities Act, these holders are entitled to notice of the registration and are entitled to include their registrable securities in the registration. Certain of these holders are also entitled to demand registration rights, pursuant to which they may require us to use our best efforts to register the registrable securities under the Securities Act at our expense, up to a maximum of two registrations. Holders of registrable securities may also require us to file additional registration statements on Form S-3, when and if eligible, at our expense, so long as the holders propose to sell registrable securities with a value of at least $1.0 million, up to a maximum of two registrations within the 12-month period preceding the request for registration. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration for 180 days after the effective date of our initial public offering or 90 days after the effective date of any other registered offering of our securities. These registration rights have been waived with respect to our initial public offering.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws could make an acquisition of us by means of a tender offer, an acquisition of us by means of a proxy contest or otherwise or the removal of our incumbent officers and directors more difficult.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated preferred stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock without stockholder approval with voting or other rights or preferences that could impede the success of any attempt to acquire control of us.

Stockholder meetings

Our charter documents provide that a special meeting of stockholders may be called only by the chairman of the board of directors, our chief executive officer or president or by the board of directors pursuant to a resolution adopted by a majority of our board of directors.

Requirements for advance notification of stockholder nominations and proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Election and removal of directors

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board of Directors” elsewhere in this prospectus. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us by generally making it more difficult and prolonged for stockholders to remove or replace a majority of the directors.

Delaware anti-takeover statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders unless:

•

prior to the date of the transaction, our board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, shares owned by persons who are both directors and officers and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15 percent or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Amendment of charter provisions

The amendment of certain of the above provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two thirds of our then outstanding capital stock.

No cumulative voting

Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Elimination of stockholder action by written consent

Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting after this offering.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers, and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Registrar & Transfer Company. Its address is 10 Commerce Drive, Cranford, New Jersey 07016, and its telephone number is 1-800-456-0596.

Listing

We have applied to have our common stock approved for quotation on The Nasdaq Global Market under the symbol “UPEK.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to our initial public offering there has been no public market for our common stock, and a significant public market for our common stock may never develop or be sustained after our initial public offering. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after our initial public offering due to contractual and legal restrictions on resale. However, sales of our common stock in the public market after the restrictions lapse, or the perception that these sales may occur, could cause the market price of our common stock to decline.

Upon completion of our initial public offering, we will have an aggregate of              outstanding shares of common stock, or              shares if the underwriters exercise the over-allotment option in full. As of June 30, 2007, we had outstanding stock options held by employees, consultants and directors for the purchase of an aggregate of 914,050 shares of common stock.

The              shares of common stock being sold in our initial public offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by our affiliates, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 thereunder.

Lock-Up Agreements

Each of our directors and officers and substantially all of our securityholders have signed or are expected to sign lock-up agreements under which they have agreed not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date of this prospectus. In addition, the 180-day lock-up period may be extended for up to 18 additional days under certain circumstances where we announce or pre-announce earnings or a material event within 17 days prior to, or 16 days after, the termination of the 180-day period. Deutsche Bank Securities Inc., in its sole discretion, may release some or all of these shares before the lock-up period ends.

Following the expiration of the lock-up period,              shares of common stock, including shares issuable upon the exercise of vested options after the lock-up period ends, will be available for sale in the public market, subject in some cases to the vesting of restricted common stock and to the volume and other restrictions of compliance with Rule 144, Rule 144(k) or Rule 701.

Eligibility of Restricted Shares for Sale in the Public Market

Rule 144

In general, under Rule 144, a person or persons whose shares are aggregated who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, and who files a Form 144 with respect to the sale, is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares of common stock that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock, or approximately shares immediately after our initial public offering; or

•	the average weekly trading volume during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and the availability of current public information about us.

Rule 144(k)

A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner who is not an affiliate, is entitled to sell his or her shares of common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions or public information or notice requirements of Rule 144. Affiliates may not sell pursuant to Rule 144(k), even after the applicable holding periods have been satisfied.

Rule 701

Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of our initial public offering and pursuant to written compensatory benefit plans or written contracts relating to the compensation of these persons. In addition, the SEC has indicated that Rule 701 will apply to stock options granted by us before our initial public offering, along with the shares acquired upon exercise of those options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the holding period requirements. As of June 30, 2007, 1,651,386 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of the exercise of stock options.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act, covering approximately                  shares of common stock reserved for issuance under our 2004 Stock Option/Stock Issuance Plan and our 2007 Performance Incentive Plan. We expect to file this registration statement as soon as practicable after the date of this prospectus. Accordingly, shares registered under this registration statement will be available for sale in the open market, unless these shares are subject to vesting restrictions with us or are otherwise subject to the lock-up restrictions described above.

Registration Rights

In addition, after this offering, the holders of                  shares of common stock may demand that we register their shares under the Securities Act, or, if we file another registration statement under the Securities Act, these holders may elect to include their shares in such registration. Once any of these shares are registered, they will be freely tradable without restriction under the Securities Act. For more information, see “Description of Capital Stock—Registration Rights” elsewhere in this prospectus.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion describes certain material U.S. federal income tax consequences associated with the purchase, ownership, and disposition of our common stock by a Non-U.S. Holder (as defined below) that acquires our common stock pursuant to this offering. This discussion deals only with common stock held as a capital asset and does not address the tax consequences of persons subject to special tax rules, such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, “passive foreign investment companies,” “controlled foreign corporations,” owners of five percent or more of our common stock, U.S. Holders (as defined below), insurance companies, expatriates or former long-term residents of the United States, persons holding common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, persons whose “functional currency” is not the U.S. dollar, partnerships or other pass-through entities and persons holding our common stock through a partnership or other pass-through entity.

This discussion does not address all aspects of U.S. federal income taxation. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or the IRS, or an opinion of counsel with respect to the statements and conclusions made below regarding the U.S. federal income tax consequences to a Non-U.S. Holder. This discussion does not discuss any state, local or foreign tax consequences, nor any federal tax consequences, other than federal income tax consequences. Persons considering the purchase, ownership or disposition of our common stock should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other jurisdiction.

For purposes of this summary, “U.S. Holder” of means a beneficial holder of our common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial holder, other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A Non-U.S. Holder that is a partner in a partnership purchasing our common stock should consult its own tax advisors.

Dividends.    We currently do not intend to pay cash dividends and are prohibited from doing so under agreements governing our borrowing arrangements. If, however, distributions are paid on shares of our common stock, such distributions (other than certain pro rata distributions of our common stock) to a Non-U.S. Holder generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our common stock. Any remainder will be treated as gain on the sale or exchange of our common stock. See “—Sale, Exchange or Other Disposition of Our Common Stock” below.

Generally, dividends paid to Non-U.S. Holders on shares of our common stock will be subject to withholding of U.S. federal income tax at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States and, if certain tax treaties apply, are attributable to such Non-U.S. Holder’s U.S. permanent establishment, are not subject to the withholding tax, if certain certification and disclosure requirements are satisfied. Instead such dividends, net of specified deductions and credits, generally are subject to U.S. federal income tax at the same graduated rates as applicable to a U.S. person. If a Non-U.S. Holder is a foreign corporation, any such effectively connected dividends received by such Non-U.S. Holder may be subject to an additional branch profits tax at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty. In order to receive an applicable reduced treaty rate with respect to dividends, a Non-U.S. Holder must satisfy applicable disclosure and certification requirements. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

If a Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, such holder may obtain a refund of any excess amounts withheld by timely and properly filing an appropriate claim with the IRS.

Sale, Exchange or Other Disposition of Our Common Stock.    A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other disposition of shares of our common stock unless:

•

the gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States, and if certain tax treaties apply, is attributable to such Non-U.S. Holder’s U.S. permanent establishment, in which case such gain generally will be taxed under regular graduated U.S. federal income tax rates in the same manner as if such Non-U.S. Holder were a U.S. person, and, in the case of a Non-U.S. Holder that is a corporation, such gains may also be subject to the additional branch profits tax at a 30 percent rate (or such lesser rate as may be specified by an applicable income tax treaty);

•

the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition and meets certain other requirements, in which case such individual will be subject to a flat 30 percent tax on the gain derived from the sale or exchange, which maybe offset by U.S. source capital losses (even though the individual is not considered a resident of the United States); or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held common stock.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50 percent of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constituted five percent or less of the common stock, provided that common stock was regularly traded on an established securities market. We believe we have never been, are not currently and are not likely to become a U.S. real property holding corporation for U.S. federal income tax purposes in the future.

Information Reporting and Backup Withholding.    Under certain circumstances, Treasury regulations require information reporting and backup withholding on certain payments on common stock. Dividends on our common stock paid to a Non-U.S. Holder will generally be exempt from backup withholding, provided the Non-U.S. Holder meets applicable certification requirements or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the U.S. federal withholding tax withheld with respect to those dividends. Under provisions of an applicable income tax treaty or exchange of information treaty, copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident.

Payments of proceeds from the sale, exchange or other disposition of our common stock effected outside of the United States by or through a foreign office of a broker to its customer generally are not subject to information reporting or backup withholding. However, if the broker has certain connections with the United States, then information reporting (but not backup withholding) will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or such Non-U.S. Holder is otherwise entitled to an exemption, and other applicable certification requirements are met. Information reporting and backup withholding generally will apply to payments of proceeds from the sale of our common stock effected through a U.S. office of any U.S. or foreign broker, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption.

Backup withholding does not represent an additional income tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely and properly furnished by the holder to the IRS.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Deutsche Bank Securities Inc., have severally agreed to purchase from us the following respective number of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Name	Number of Shares
Deutsche Bank Securities Inc.
Needham & Company, LLC
Piper Jaffray & Co.
Pacific Crest Securities Inc.

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representative of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the completion of the initial public distribution, the representative of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the             shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are          percent of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
	Fee Per Share	Without Exercise of Over- Allotment Option	With Full Exercise of Over- Allotment Option
Discounts and commissions paid by us	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed or are expected to agree, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. Subject to certain exceptions, transfers or dispositions can be made during the lock-up period in the case of gifts, by will or intestacy, for estate planning purposes or for distributions to partners, former partners, members, former members, shareholders or wholly-owned subsidiaries of the security holder where the donee or the transferee signs a lock-up agreement. We have entered into a similar agreement with the representative of the underwriters. There are no agreements between the representative and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Deutsche Bank Securities Inc.

The representative of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representative of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

Electronic Distribution

A prospectus in electronic format is being made available on Internet websites maintained by the lead underwriter of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Relationships with Underwriters

Certain of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of business, for which they may receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own accounts or the accounts of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

Immediately prior to the consummation of this offering, affiliates of Deutsche Bank Securities Inc. beneficially owned less than 1.0 percent of our outstanding voting securities, which securities were acquired in April 2006 in connection with the private placement of our Series C preferred stock.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by O’Melveny & Myers LLP, Menlo Park, California. O’Melveny & Myers LLP holds an indirect interest in less than 0.1 percent of our outstanding shares of common stock. Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, is acting as counsel to the underwriters.

EXPERTS

The financial statements as of December 31, 2005 and 2006 and for the period from March 4, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements for the period from January 1, 2004 to March 3, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers SA, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of Common Stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the Registration Statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

We do not currently file periodic reports with the SEC. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we intend to file periodic reports, proxy statements and other information with the SEC.

UPEK, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUCCESSOR COMPANY

To the Board of Directors and Stockholders of UPEK, Inc.:

In our opinion, the accompanying consolidated balance sheets, and the related consolidated statements of operations, of cash flows and of mandatorily redeemable convertible preferred stock and stockholders’ deficit present fairly, in all material respects, the financial position of UPEK, Inc. and its subsidiaries (Successor Company) at December 31, 2005 and 2006, and the results of their operations and their cash flows for the period March 4, 2004 through December 31, 2004 and the years ended December 31, 2005 and 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 11 to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation in 2006.

/s/    PricewaterhouseCoopers LLP

San Jose, California

May 11, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON PREDECESSOR COMPANY

To the Supervisory Board and Shareholders of STMicroelectronics N.V.:

In our opinion, the accompanying combined statement of operations, of cash flows and of changes in net investment present fairly, in all material respects, the results of operations and cash flows of the TouchChip business unit (an operating unit of STMicroelectronics N.V.) (Predecessor Company) for the period from January 1, 2004 to March 3, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the STMicroelectronics’ management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Without qualifying our opinion, we draw attention to the fact that, as described in Note 1, the TouchChip business unit (an operating unit of STMicroelectronics N.V.) did not operate as a separate entity. These combined financial statements may not necessarily reflect the combined results of operations, changes in net investment and cash flows of the TouchChip business unit had the Predecessor Company been a separate stand-alone entity during the period presented.

PricewaterhouseCoopers SA

/s/    M Foley                /s/    H-J Hofer

Geneva, Switzerland

September 29, 2006

UPEK, INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,		As of March 31,
(in thousands, except share and per share amounts)	2005	2006	2007	Pro forma 2007
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$9,020	$10,449	$5,374
Accounts receivable, net	5,931	7,035	6,372
Inventories	5,566	9,430	8,565
Deferred cost of revenue	1,006	2,456	1,909
Prepaid expenses and other current assets	795	674	1,124

Total current assets	22,318	30,044	23,344
Property and equipment, net	2,988	3,929	3,626
Other noncurrent assets	—	824	1,095
Intangible assets, net	2,613	438	70
Goodwill	2,738	2,738	2,738

Total assets	$30,657	$37,973	$30,873

Liabilities, mandatorily redeemable convertible preferred stock and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$7,243	$12,197	$8,541
Accrued liabilities	3,928	4,203	4,125
Deferred revenues	1,811	4,220	3,535
Bank loan, current portion	1,689	1,429	1,040
Capital lease obligations, current portion	248	64	—

Total current liabilities	14,919	22,113	17,241
Bank loan, non-current (Note 7)	1,299	—	—
Capital lease obligations, non-current	42	—	—
Other long-term liabilities	320	1,429	1,878
Warrant liability (Note 6)	—	10,160	10,160

Total liabilities	16,580	33,702	29,279

Commitments and contingencies (Note 8)
Mandatorily redeemable convertible preferred stock (Note 9) Series A: 3,333,333 shares authorized, 3,333,327 issued and outstanding; no shares issued and outstanding pro forma (unaudited) (Liquidation preference: $10,000 for 2006 and March 31, 2007)	8,351	9,075	9,266	$—
Series B-1: 6,916,667 shares authorized and 6,916,660 shares issued and outstanding for 2005, 2006 and March 31, 2007; no shares issued and outstanding pro forma (unaudited) (Liquidation preference: $20,750 for 2006 and March 31, 2007)	20,689	20,717	20,724	—
Series C: no shares authorized and no shares outstanding for 2005; 757,146 shares authorized, 757,137 issued and outstanding for 2006 and March 31, 2007; no shares issued and outstanding pro forma (unaudited) (Liquidation preference: $10,000 for 2006 and March 31, 2007)	—	9,887	9,895	—
Stockholders’ equity (deficit)
Common Stock: $0.0001 par value; 46,000,000 shares authorized; 1,480,102 for 2005, 1,632,756 for 2006 and 1,635,516 for March 31, 2007 issued and outstanding; 12,642,640 shares issued and outstanding pro forma (unaudited)	—	—	—	—
Additional paid-in capital	—	105	296	40,181
Accumulated deficit	(15,032)	(35,759)	(38,815)	(38,815)
Accumulated other comprehensive income	69	246	228	228

Total stockholders’ equity (deficit)	(14,963)	(35,408)	(38,291)	$1,594

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders’ equity (deficit)	$30,657	$37,973	$30,873

The accompanying footnotes are an integral part of these combined and consolidated financial statements.

UPEK, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

	Predecessor Company	Successor Company
	Jan. 1, 2004 through Mar. 3, 2004	Mar. 4, 2004 through Dec. 31, 2004	Year Ended December 31,		Three Months Ended March 31,
(in thousands, except per share amounts)			2005	2006	2006	2007
					(unaudited)
Revenue	$675	$8,216	$30,122	$53,655	$11,369	$11,969
Cost of revenue:
Products	1,025	6,794	18,453	35,984	7,761	7,506
Amortization of intangibles	—	972	1,167	1,167	292	194

Total cost of revenue	1,025	7,766	19,620	37,151	8,053	7,700

Gross profit (loss)	(350)	450	10,502	16,504	3,316	4,269
Operating expenses:
Research and development	797	3,382	6,810	8,347	1,834	2,056
Sales and marketing	215	2,206	6,459	8,888	1,885	2,299
General and administrative	146	2,073	4,295	8,287	1,270	2,774
Warrant expense	—	—	—	10,160	—	—
Amortization of intangibles	21	940	1,008	1,008	252	174

Total operating expenses	1,179	8,601	18,572	36,690	5,241	7,303

Loss from operations	(1,529)	(8,151)	(8,070)	(20,186)	(1,925)	(3,034)
Interest income	—	44	189	311	41	48
Interest and other expense	—	(181)	(64)	(423)	(112)	(51)

Loss before income taxes	(1,529)	(8,288)	(7,945)	(20,298)	(1,996)	(3,037)
Income tax expense (benefit)	—	(2,692)	622	429	47	19

Net loss	(1,529)	(5,596)	(8,567)	(20,727)	(2,043)	(3,056)
Accretion of preferred stock	—	533	694	775	182	206

Net loss attributable to common stockholders	$(1,529)	$(6,129)	$(9,261)	$(21,502)	$(2,225)	$(3,262)

Net loss per share—basic and diluted:
Attributable to common stockholders (1)		$(0.88)	$(0.90)	$(1.83)	$(0.20)	$(0.25)
Attributable to preferred stockholders		$(0.80)	$(0.84)	$(1.76)	$(0.19)	$(0.24)
Weighted average shares outstanding:
Common stock		—	232	951	638	1,787
Preferred stock		6,987	10,003	10,781	10,250	11,007
Pro forma net loss per share, basic and diluted (unaudited)				$(1.77)		$(0.24)
Pro forma weighted average shares of common stock outstanding (unaudited)				11,732		12,794

(1)	Although there was no common stock outstanding from March 4, 2004 through December 31, 2004, basic net loss per share attributable to common stockholders is presented because shares of preferred stock that were participating securities were outstanding during the period.

The accompanying footnotes are an integral part of these combined and consolidated financial statements.

UPEK, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

	Predecessor Company	Successor Company
	Jan. 1, 2004 through Mar. 3, 2004	Mar. 4, 2004 through Dec. 31, 2004	Year Ended December 31,		Three Months Ended March 31,
(in thousands)			2005	2006	2006	2007
					(unaudited)
Cash flows from operating activities
Net loss	$(1,529)	$(5,596)	$(8,567)	$(20,727)	$(2,043)	$(3,056)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	19	306	785	1,304	266	401
Amortization of intangible assets	21	1,912	2,175	2,175	544	368
Loss on disposal of fixed assets	—	—	(3)	(15)	—	—
Change in carrying value of warrant liability	—	—	—	10,160	—	—
Provision for doubtful accounts	—	59	—	—	—	65
Deferred income taxes	38	(2,740)	577	(669)	—	—
Stock-based compensation	—	10	165	616	81	284
Options issued in exchange for services	—	—	—	10	—	8
Other non-cash items	(8)	—	—	—	—	—
Changes in assets and liabilities, net of effect of acquisitions
Accounts receivable	548	(1,929)	(4,017)	(1,104)	(1,081)	597
Related party receivable	—	(516)	—	—	—	—
Inventory	(269)	(2,124)	(1,659)	(3,863)	(2,012)	865
Deferred cost of revenue	—	(393)	(613)	(1,450)	(66)	547
Prepaid expenses and other assets	(259)	(435)	211	(35)	(680)	(721)
Accounts payable	(512)	1,228	3,870	4,954	619	(3,672)
Accrued liabilities	(421)	(1,293)	2,156	(227)	860	(76)
Related party payable	—	2,205	—	—	—	—
Deferred revenue	—	1,182	627	2,409	(47)	(685)
Other liabilities	—	—	430	1,502	106	553

Net cash used in operating activities	(2,372)	(8,124)	(3,863)	(4,960)	(3,453)	(4,522)

Cash flows from investing activities
Net cash provided (used) on acquisition from STMicroelectronics N.V.	—	1,973	(1,970)	—	—	—
Purchase of property and equipment	—	(730)	(2,014)	(2,231)	(178)	(98)

Net cash provided by (used in) investing activities	—	1,243	(3,984)	(2,231)	(178)	(98)

Cash flows from financing activities
Net transfers from STMicroelectronics N.V.	3,635	—	—	—	—	—
Net proceeds from issuance of Series B mandatorily redeemable convertible preferred stock	—	11,357	—	—	—	—
Net proceeds from issuance of Series B-1 mandatorily redeemable convertible preferred stock	—	—	9,286	—	—	—
Net proceeds from issuance of Series C mandatorily redeemable convertible preferred stock	—	—	—	9,864	—	—
Proceeds from exercise of stock options	—	—	472	364	301	1
Proceeds from bank loans	—	—	3,119	—	—	—
Repayments on bank loans	—	—	(130)	(1,559)	(519)	(390)
Repayments on capital lease obligations	—	(187)	(235)	(226)	(40)	(64)

Net cash provided by (used in) financing activities	3,635	11,170	12,512	8,443	(258)	(453)

Net increase in cash and cash equivalents	1,263	4,289	4,665	1,252	(3,889)	(5,073)
Effect of exchange rate changes on cash and cash equivalents	5	170	(104)	177	32	(2)

Cash and cash equivalents at beginning of period	934	—	4,459	9,020	9,020	10,449

Cash and cash equivalents at end of period	$2,202	$4,459	$9,020	$10,449	$5,163	$5,374

Supplemental disclosure of noncash investing and financing activities
Issuance of mandatorily redeemable convertible preferred stock for business acquisition	$—	$7,170	$—	$—	$—	$—
Assumption of assets under capital lease obligations on business acquisition	—	712	—	—	—	—
Conversion of Series B mandatorily redeemable convertible preferred stock into Series B-1 mandatorily convertible preferred stock	—	—	11,375	—	—	—
Accretion of preferred stock to redemption value	—	533	694	775	182	206
Supplemental cash flow information
Cash paid for interest	—	28	58	216	67	30
Cash paid (refund) for income taxes	—	341	13	(246)	12	7

The accompanying footnotes are an integral part of these combined and consolidated financial statements.

UPEK, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK, NET INVESTMENT AND STOCKHOLDERS’ DEFICIT

	Preferred Series A		Preferred Series B		Preferred Series B-1		Preferred Series C		Common Stock		Additional Paid-In Capital	STMicro- electronics Net Investment	Accu- mulated Deficit	Accu- mulated Other Compre- hensive Income	Total Stock- holders’ Deficit/ Net Invest- ment	Total Compre- hensive Loss

(in thousands)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at January 1, 2004	—	$—	—	$—	—	$—	—	$—	—	$—	$—	$45,820	$(40,058)	$113	$5,875	$
Net transfers from STMicroelectronics N.V.	—	—	—	—	—	—	—	—	—	—	—	3,635	—	—	3,635
Net loss													(1,529)		(1,529)		(1,529)
Cumulative translation adjustments, net of $3 tax	—	—	—	—	—	—	—	—	—	—	—	—	—	7	7		7

Balances at March 3, 2004	—	$—	—	$—	—	$—	—	$—	—	$—	$—	$49,455	$(41,587)	$120	$7,988		$(1,522)

Issuance of Series A mandatorily redeemable convertible preferred stock	3,333	$7,170	—	$—	—	$—	—	$—	—	$—	$—		$—	$—	$—	$
Issuance of Series B mandatorily redeemable convertible preferred stock, net of issuance costs of $89	—	—	3,815	11,357	—	—	—	—	—	—	—		—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	10		—	—	10
Series A accretion to redemption value	—	515	—	—	—	—	—	—	—	—	(10)		(505)	—	(515)
Series B accretion to redemption value	—	—	—	18	—	—	—	—	—	—	—		(18)	—	(18)
Net loss	—	—	—	—	—	—	—	—	—	—	—		(5,596)	—	(5,596)		(5,596)
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—		—	174	174		174

Balances at December 31, 2004	3,333	$7,685	3,815	$11,375	—	$—	—	$—	—	$—	$—		$(6,119)	$174	$(5,945)		$(5,422)

Issuance of common stock upon exercise of options	—	—	—	—	—	—	—	—	1,480	—	183		—	—	183
Issuance of Series B-1 mandatorily redeemable convertible preferred stock, net of issuance costs of $18	—	—	—	—	3,102	9,286	—	—	—	—	—		—	—	—
Conversion of Series B into Series B-1	—	—	(3,815)	(11,375)	3,815	11,375	—	—	—	—	—		—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	165		—	—	165
Series A accretion to redemption value	—	666	—	—	—	—	—	—	—	—	(348)		(318)	—	(666)
Series B-1 accretion to redemption value	—	—	—	—	—	28	—	—	—	—	—		(28)	—	(28)
Net loss	—	—	—	—	—	—	—	—	—	—	—		(8,567)	—	(8,567)		(8,567)
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—		—	(105)	(105)		(105)

Balances at December 31, 2005	3,333	$8,351	—	$—	6,917	$20,689	—	$—	1,480	$—	$—		$(15,032)	$69	$(14,963)		$(8,672)

	Preferred Series A		Preferred Series B		Preferred Series B-1		Preferred Series C		Common Stock		Additional Paid-In Capital	STMicro- electronics Net Investment	Accu- mulated Deficit	Accu- mulated Other Compre- hensive Income	Total Stock- holders’ Deficit/ Net Invest- ment	Total Compre- hensive Loss

(in thousands)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of common stock upon exercise of options	—	—	—	—	—	—	—	—	153	—	254		—	—	254
Issuance of Series C mandatory redeemable convertible preferred stock,
net of issuance costs of $136	—	—	—	—	—	—	757	9,864	—	—	—		—	—	—
Stock-based compensation for employees	—	—	—	—	—	—	—	—	—	—	616		—	—	616
Stock-based compensation for non-employees	—	—	—	—	—	—	—	—	—	—	10		—	—	10
Series A accretion to redemption value	—	724	—	—	—	—	—	—	—	—	(724)		—	—	(724)
Series B-1 accretion to redemption value	—	—	—	—	—	28	—	—	—	—	(28)		—	—	(28)
Series C accretion to redemption value	—	—	—	—	—	—	—	23	—	—	(23)			—	(23)
Net loss	—	—	—	—	—	—	—	—	—	—	—		(20,727)	—	(20,727)	(20,727)
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—		—	177	177	177

Balances at December 31, 2006	3,333	$9,075	—	$—	6,917	$20,717	757	$9,887	1,633	$—	$105		$(35,759)	$246	$(35,408)	$(20,550)

Issuance of common stock upon exercise of options*	—	—	—	—	—	—	—	—	3	—	105		—	—	105
Stock-based compensation for employees*	—	—	—	—	—	—	—	—	—	—	284		—	—	284
Stock-based compensation for non-employees*	—	—	—	—	—	—	—	—	—	—	8		—	—	8
Series A accretion to redemption value*	—	191	—	—	—	—	—	—	—	—	(191)		—	—	(191)
Series B-1 accretion to redemption value*	—	—	—	—	—	7	—	—	—	—	(7)		—	—	(7)
Series C accretion to redemption value*	—	—	—	—	—	—	—	8	—	—	(8)		—	—	(8)
Net loss*	—	—	—	—	—	—	—	—	—	—	—		(3,056)	—	(3,056)	(3,056)
Currency translation adjustment*	—	—	—	—	—	—	—	—	—	—	—		—	(18)	(18)	(18)

Balances at March 31, 2007*	3,333	9,266	—	$—	6,917	$20,724	757	$9,895	1,636	$—	$296		$(38,815)	$228	$(38,291)	$(3,074)

*	unaudited

The accompanying footnotes are an integral part of these combined and consolidated financial statements.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

1.    Description of the Business

UPEK, Inc. (“UPEK” or the “Company”) was incorporated in the State of Delaware on December 2, 2003. UPEK acquired certain assets and assumed certain liabilities of the biometric fingerprint security business of STMicroelectronics N.V. (“STM”), known as the TouchChip business unit (“TouchChip”), and commenced operations as a standalone company on March 4, 2004. Prior to the acquisition, UPEK had no significant operations, and TouchChip was an operating unit of STM and did not operate as a standalone entity. UPEK designs, develops and markets fingerprint authentication security solutions that have been integrated into a broad range of commercial, consumer and government applications. The Company’s customers are primarily original design manufacturers (“ODMs”) or distributors that supply original equipment manufacturers (“OEMs”) in the computing, communications and consumer end markets.

Predecessor Company Financial Statements

On March 4, 2004, UPEK acquired certain assets and assumed certain liabilities of TouchChip, including the acquisition of all of the outstanding common stock of STMicroelectronics Design and Application s.r.o., a wholly-owned subsidiary of STM registered under the laws of the Czech Republic (Note 3). Because UPEK had no significant operations prior to its acquisition of TouchChip, TouchChip is considered the predecessor company of UPEK. The accompanying combined financial statements for the period from January 1, 2004 through March 3, 2004 (the “Predecessor Financial Statements”) were prepared to present the statement of operations, statement of cash flows and statement of changes in net investment of the business of TouchChip.

The combined statement of operations data for the period from January 1, 2004 to March 3, 2004 have been derived from the audited combined financial statements of the TouchChip business unit of STM, which were derived from the historical books and records of STM, using STM’s historical bases of assets and liabilities and the historical results of operations of the business of TouchChip. Changes in stockholder’s net investment represent STM’s net investment after giving effect to cash and other transfers to and from STM.

The combined statement of operations of TouchChip was carved out of STM’s accounting records based on the specific identification of TouchChip operations, however, certain indirect expenses were allocated based on the TouchChip activities as a proportion of the total STM consolidated activities. Sales and marketing expense was determined based on specific identification of TouchChip activities and a proportional allocation based on a percentage of sales. General and administrative expense includes certain STM corporate expenses, such as legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other STM corporate and infrastructure costs, and was allocated based on a percentage of cost of goods sold and research and development expense. The allocation amounts included in the respective sales and marketing expense and general and administrative expense line items were so allocated on bases considered reasonable by UPEK and STM. Research and development expense was carved out of STM’s accounting records based on the specific identification. Advertising expense was determined based on allocation of TouchChip’s sales and marketing expense as a percentage of STM’s total sales and marketing expense. The income tax expense and deferred income tax assets and liabilities have been calculated on a separate return basis.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UPEK and STM consider these proportional allocations to be a reasonable reflection of the services provided for the benefit of TouchChip. Although UPEK and STM believe the allocations and charges for such services to be reasonable, the costs of these services charged to TouchChip are not necessarily indicative of the costs that would have been incurred had TouchChip been a standalone entity.

Because of the acquisition on March 4, 2004, and the change in accounting bases and policies, which are described below, the predecessor and successor financial statements are not comparable and, accordingly, are presented in the accompanying combined and consolidated financial statements separated by a vertical black line.

Successor Company Consolidated Financial Statements

The accompanying consolidated financial statements for the period from March 4, 2004 through December 31, 2004, the years ended December 31, 2005 and 2006 and the three months ended March 31, 2006 and 2007 (unaudited) (the “Successor Financial Statements”) present the consolidated balance sheets, statements of operations, statements of cash flows and statements of mandatorily redeemable convertible preferred stock and stockholders’ deficit of UPEK as a standalone entity after giving effect to the TouchChip acquisition (Note 3). The acquisition was accounted for as a purchase business combination with UPEK as the acquiring entity. Accordingly, the acquisition was accounted for under the purchase method of accounting and assets and liabilities acquired and equity instruments issued were recorded at fair value.

Liquidity

The accompanying combined and consolidated financial statements have been prepared assuming the Company will continue as a going concern. For the year ended December 31, 2006, the Company incurred a net loss of approximately $20.7 million and used approximately $5.0 million of cash in operations. For the three months ended March 31, 2007, the Company incurred a net loss of approximately $3.1 million (unaudited) and used approximately $4.5 million (unaudited) of cash in operations. As of December 31, 2006, the Company had an accumulated deficit of approximately $35.8 million and cash and cash equivalents of approximately $10.4 million. As of March 31, 2007, the Company had an accumulated deficit of approximately $38.8 million (unaudited) and cash and cash equivalents of approximately $5.4 million (unaudited). The Company operates in an industry characterized by intense competition, supply shortages or oversupply, rapid technological change, declining average selling prices and rapid product obsolescence. The Company expects to incur significant expenses to fund operations to develop new products and to support existing product sales.

The Company has been successful in completing several rounds of private equity financing, including approximately $10 million through the issuance of 757,137 shares of Series C preferred stock on April 7, 2006 and June 2, 2006. The total proceeds raised, net of issuance costs, through the issuance of all series of preferred stock from March 4, 2004 through March 31, 2007 were approximately $30.5 million (unaudited). In addition, on May 4, 2007 and May 7, 2007, the Company raised total proceeds of approximately $7.0 million through the issuance of 437,772 shares of Series D preferred stock (Note 16). Management believes that existing sources of liquidity, including the proceeds from issuing the Series D preferred stock, and borrowings under the Company’s asset based credit facility (Note 7) will satisfy the Company’s working capital and capital requirements through December 31, 2007. There can be

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

no assurance, however, that the Company will be successful in executing its business plan, maintaining its existing customer base or achieving profitability. The Company’s cash needs are also dependent on the credit terms extended to it by its suppliers. If its suppliers do not provide credit terms that are appropriate to meet its needs, it may have to seek alternate suppliers or additional financing. The Company’s ability to maintain sufficient liquidity is also dependent on the continued availability of the Company’s asset based credit facility. Failure to generate sufficient revenues, achieve planned gross margins, control operating costs or raise sufficient additional funds may require the Company to modify, delay or abandon some of its planned future expansion or expenditures, which could have a material adverse effect on the Company’s business, operating results, financial condition and ability to achieve its intended business objectives.

2.    Summary of Significant Accounting Policies

Principles of Consolidation

The combined and consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Predecessor Financial Statements include the accounts from different legal entities of STM comprising TouchChip activities. The Successor Financial Statements include the accounts of UPEK and its subsidiaries. All significant inter-group balances, intercompany accounts and transactions have been eliminated.

Unaudited Pro Forma Balance Sheet

On May 11, 2007, the Company’s board of directors authorized the filing of a registration statement with the Securities and Exchange Commission to permit UPEK to proceed with an initial public offering of common stock. Upon the consummation of the initial public offering contemplated in this prospectus, all of the outstanding shares of mandatorily redeemable convertible preferred stock will convert into shares of common stock either automatically or through the consent of the preferred stockholders. Additionally, the Series D mandatory redeemable preferred stock issued on May 4, 2007 and May 7, 2007 will convert into common stock. The unaudited pro forma balance sheet as of March 31, 2006 has been prepared assuming the initial public offering was consummated on March 31, 2006 and assumes the conversion of Series A, Series B -1 and Series C mandatorily redeemable convertible preferred stock into 11,007,124 shares of common stock. The unaudited pro forma balance sheet does not give effect to the proceeds from or conversion of Series D preferred stock (Note 16) or the exercise of STM’s warrant for preferred stock (Note 6).

Results for the Three Month Periods Ended March 31, 2006 and 2007

The accompanying consolidated balance sheet as of March 31, 2007, the related consolidated statements of operations and cash flows for the three month periods ended March 31, 2006 and 2007, and the statement of mandatorily redeemable convertible preferred stock and stockholders’ deficit for the three month period ended March 31, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which included only normal recurring adjustments, necessary to state fairly the Company’s financial position, results of operations and cash flows for the interim periods presented. The financial data and other information disclosed in the notes to the consolidated financial statements related to the interim periods are unaudited.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Currency Translation

The Company considers the local currency to be the functional currency for its international subsidiaries. In preparing its combined and consolidated financial statements, the Company translates the financial statements of foreign subsidiaries from their functional currencies into United States dollars. Translation adjustments resulting from this process are charged or credited to accumulated other comprehensive income. Foreign currency transaction gains and losses are included in the combined and consolidated statements of operations. Such amounts were not material in any period presented.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense. These judgments, estimates and assumptions are used for, but not limited to, allocations from STM, the accounting for sales returns and allowances, allowances for doubtful accounts, accruals for warranty costs, inventory writedowns, litigation and claims, valuation of acquired intangibles, asset impairment, share-based compensation and deferred income taxes including required valuation allowances. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustment. Actual results could differ from these estimates, and these differences may be material.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the time of purchase to be cash equivalents. At December 31, 2005 and 2006 and March 31, 2007, the Company had invested $8.5 million, $8.7 million and $4.7 million (unaudited), respectively, in money market funds, the fair value of which approximates carrying value and which are included in cash and cash equivalents. The Company deposits cash and cash equivalents with high credit quality financial institutions.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents and accounts receivable. Cash and cash equivalents are maintained at U.S., European and Asian financial institutions that management believes are creditworthy. Deposits in these institutions may exceed the amount of insurance provided on these deposits.

Accounts receivable are derived from sales to customers located primarily in the U.S., Europe and Asia. The Company performs ongoing credit evaluations of its customers financial condition whenever deemed necessary and generally does not require collateral, although letters of credit or advance payments are required for certain customers. The Company maintains an allowance for doubtful accounts receivable based on the expected collectibility of all accounts receivable, taking into consideration historical bad debt experience, specific

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

customer creditworthiness and current economic trends. The allowance for doubtful accounts was $60,000 as of December 31, 2005 and 2006, respectively, and $64,000 as of March 31, 2007 (unaudited). Write-offs for uncollected trade receivables have not been significant for the periods ended March 3, 2004 and December 31, 2004 and the years ended December 31, 2005 and 2006. For the three months ended March 31, 2007, write-offs for uncollected trade receivables were $61,000 (unaudited).

OEMs that incorporate our solutions into their products typically utilize ODMs, to design and build their subsystem products. The OEM purchases the subsystem products from the ODM and incorporates them into the OEM’s products. Our direct customer base is relatively concentrated among a few distributors, ODMs and OEMs. Direct customers below are identified as the customers we bill and from which we collect funds.

The following table summarizes revenue and accounts receivable from direct customers in excess of ten percent of total revenue and receivables, respectively. Revenue and accounts from direct customers less than ten percent are denoted with an “*”.

	Revenue						Accounts Receivable
	Predecessor Company	Successor Company					Successor Company
Direct Customer	Jan. 1, 2004 through Mar. 3, 2004	Mar. 4, 2004 through Dec. 31, 2004	Year Ended December 31,		Three Months Ended March 31,		As of December 31,		As of March 31, 2007
			2005	2006	2006	2007	2005	2006
					(unaudited)				(unaudited)
Lenovo	*	19%	64%	44%	58%	*	61%	36%	*
Sanshin Electronics	*	*	*	24%	16%	37%	21%	26%	39%
Tomen Electronics	*	33%	*	12%	*	10%	*	*	*
Avnet	35%	*	*	*	*	*	*	11%	*
Jinhua	21%	*	*	*	*	*	*	*	*
Yosun	17%	*	*	*	*	*	*	*	*
IIDA	*	*	*	*	*	24%	*	*	18%

During the three months ended March 31, 2007, the Company transitioned from billing a subsidiary of Lenovo to billing ODMs that supply Lenovo. The loss of any of the significant customers noted in the above table could have a material adverse effect upon the operating results of the Company.

The Company currently buys substantially all of its wafers, sensors and companion chips, an important component of its products, from one supplier, STM. In addition, the Company relies on Amkor Technology, Inc. as the primary contractor for the packaging, assembly and final testing of its products. Although there are a limited number of other manufacturers of the particular components, management believes that other suppliers could provide similar components on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net Investment

Net investment represents STM’s cumulative net cash and net asset transfers to TouchChip.

Fair Value of Financial Instruments

The carrying value of financial instruments approximates fair value. The Company estimates the fair value of cash and cash equivalents, accounts receivable, capital lease obligations, other current assets and current liabilities based upon existing interest rates related to such assets and liabilities compared to the current market rates of interest for instruments of similar nature and degree of risk. The carrying value of the warrant liability represents its fair value (Note 6).

Inventories

Inventories are comprised of processed silicon wafers and raw materials, work in process and finished goods. Inventories are stated at the lower of cost or market, and cost is determined using average costs.

Appropriate allowances are made to reduce the value of inventories to net realizable value where net realizable value is below cost. This may occur where the Company determines that inventories may be slow moving, obsolete or excess or where the selling price of the product is insufficient to cover product costs and selling expense. This evaluation takes into account expected demand, product obsolescence and other factors. Allowances, once established, are not reversed until the related inventory has been subsequently sold or scrapped. Recoveries of previously written down inventory are recognized only when the related inventory is sold and revenue has been recognized.

Long-Lived Assets

Long-lived assets, primarily property and equipment and amortizable intangible assets, are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires the review of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is determined by comparing the estimated undiscounted cash flows to the carrying amount. A loss is recorded if the carrying amount of the asset exceeds the estimated fair value, normally calculated based on its discounted cash flows. There have been no impairments of long-lived assets for the periods ended March 3, 2004 and December 31, 2004, the years ended December 31, 2005 and 2006 and the three months ended March 31, 2007 (unaudited), respectively.

Intangible assets with finite lives are amortized using the straight-line method over their useful lives ranging from six months to four years.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and Equipment

Property and equipment are stated at historical cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line basis over the estimated useful lives of the assets, generally two to six years, as follows:

Useful Life
Manufacturing and test equipment	2-6 years
Computer equipment	3 years
Software	3 years
Furniture and fixtures	3-5 years
Leasehold improvements	shorter of lease term or the estimated useful life

Depreciation expense related to property and equipment was $19,000, $0.3 million, $0.8 million and $1.3 million for the periods ended March 3, 2004 and December 31, 2004 and the years ended December 31, 2005 and 2006, respectively. Depreciation expense related to property and equipment was $0.3 million and $0.4 million for the three months ended March 31, 2006 and 2007, respectively (unaudited).

Upon retirement or sale, the cost of assets and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to the statement of operations. Repairs and maintenance costs are expensed as incurred.

Goodwill

Goodwill is not amortized and is tested for impairment on an annual basis or whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable.

The Company performs its annual test for goodwill impairment in the fourth quarter of each fiscal year. The Company has determined that it operates as a single reporting unit and has performed the annual goodwill impairment assessment at an enterprise level. The Company concluded that goodwill was not impaired as the fair value of the Company’s reporting unit exceeded its carrying value.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been provided, the sale price is fixed or determinable and collectibility is reasonably assured. Contracts and customer purchase orders are generally used to determine the existence of an arrangement. The Company assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. The Company records reductions to revenue for customer rebates at the time revenue is recognized. The Company assesses collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history. Sales terms do not include post-shipment obligations except for product warranties.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain of the Company’s sales are made to distributors under agreements providing for price protection and limited right of return on unsold merchandise. In the Successor Financial Statements, revenue and cost relating to distributor sales are deferred until the product is sold by the distributor. Related revenue and costs are then reflected in income based on sales reported by distributors.

Prior to the acquisition of certain assets and the assumption of certain liabilities of the business of TouchChip, distributor sales by UPEK were made under the terms and conditions of STM’s contractual arrangements with STM’s distributors. Accordingly, in the Predecessor Financial Statements, TouchChip recorded provisions for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing (as opposed to certain customized products) and long distributor pricing history of STM enabled STM to conclude it could reliably estimate provisions for price protection at the end of the period. In the Predecessor Financial Statements, TouchChip recorded provisions for price protection as a reduction of revenue.

The Company applies the provisions of SAB Topic 13, Revenue Recognition, to the sale of its sensors and companion processors and the provisions of Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by Statement of Position SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, to the sale of its software products. For multiple-element arrangements that include sensors or companion processors and software products, the Company applies the provisions of EITF 03-05, Applicability of SOP 97-2, Software Revenue Recognition, to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software.

Product Warranty

The Company accrues for estimated warranty costs at the time revenue is recognized. Warranty cost is estimated based on historical and anticipated warranty claims experience and the estimate of warranty claims. If actual warranty costs differ significantly from these estimates, adjustments may be required in the future.

Software Development Costs

Software development costs are included in research and development and are expensed as incurred. SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon the completion of a working model. Costs incurred by the Company between the completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, the Company has charged all such costs to research and development expense in the accompanying statement of operations.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Research and Development

Research and development expenditures are charged to operations as incurred. In the Predecessor Financial Statements, TouchChip also incurred process engineering, pre-production and process transfer costs as production was in STM’s silicon wafer fabrication facilities. Such costs were recorded as cost of sales.

Litigation

The Company accrues for losses related to litigation if a loss is probable and the loss can be reasonably estimated. The Company regularly evaluates current information available to determine whether accruals for litigation should be made. Legal costs are expensed as incurred. If a liability is probable and reasonably estimable, a charge to income is recorded in the period such determination is made.

Shipping and Handling Cost

Shipping and handling charged to customers are recorded as revenue. Shipping costs are included in the Company’s cost of revenue. Such charges were not significant in any of the periods presented.

Advertising

The Company expenses advertising costs as incurred. Advertising costs were $0.1 million and $0.2 million for the years ended December 31, 2005 and 2006, respectively. Advertising costs were $71,000 and $27,000 for the three months ended March 31, 2006 and 2007, respectively (unaudited). Advertising costs were immaterial during the periods ended March 3, 2004 and December 31, 2004.

Accounting for Stock-Based Compensation

Predecessor Financial Statements

Prior to the acquisition by UPEK, TouchChip employees participated in STM’s stock-based employee compensation plans (Note 11).

In the Predecessor Financial Statements activity under the stock-based employee compensation plans was accounted for using the intrinsic value method prescribed by Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and Financial Accounting Standards Board Interpretation (“FIN”) No. 44, Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB No. 25), and the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. In the Predecessor Financial Statements, no stock-based employee compensation cost is reflected in net loss, as all options under the STM stock-based employee compensation plans were granted at an exercise price equal to the market value of the underlying STM common stock on the date of grant. Pro forma information is required by SFAS No. 123 as if TouchChip had accounted for its stock-based awards to employees under the fair value method prescribed by SFAS No. 123. The fair value of STM’s stock-based awards to TouchChip employees was estimated using a Black-Scholes option pricing model. Forfeitures of

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

options are reflected in the pro forma charges as they occur. The Company recognizes the pro forma charge on a straight-line basis.

TouchChip has determined the historical share price volatility to be the most appropriate estimate of future price volatility. Historical share price volatility was based on the historical volatility of STM’s common stock over the equivalent estimated life of the award. There were no grants during the period from January 1, 2004 through March 3, 2004.

The following table illustrates the effect on net loss if TouchChip had elected to recognize stock-based compensation expense based on the fair value of the options granted at the date of grant as prescribed by SFAS No. 123. Net loss per share is not applicable as TouchChip is a carve-out entity that does not have a separate capital structure and the Company’s equity is based on the net investment from STM.

Jan. 1, 2004 through Mar. 3, 2004
(in thousands)

Net loss, as reported	$(1,529)
Deduct: Total stock-based employee compensation expense determined under SFAS No. 123, net of related tax effects	(32)

Net loss, pro forma	$(1,561)

Successor Financial Statements

The Company adopted the employee stock-based compensation provisions of SFAS No. 123 on incorporation. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity instrument. The Company estimated the fair value of each option on the date of grant using the “minimum value” method and the Black-Scholes option pricing model. The fair value of the award is recognized as a compensation expense in the consolidated statement of operations over the requisite service period, using the straight line approach.

On January 1, 2006, the Company adopted SFAS No. 123(R), Share Based Payment, which supersedes its previous accounting under SFAS No. 123. The Company adopted SFAS No. 123(R) using the prospective transition method, which requires non-public entities that used the minimum value method for financial statement recognition purposes, to apply SFAS No. 123(R) to options granted on or after the required effective date. For options granted prior to, and remaining unvested on, January 1, 2006, the date of adoption of SFAS No. 123(R), the Company continues to recognize compensation expense under the minimum value method of SFAS No. 123. The Company continues to amortize stock-based compensation expense on a straight-line basis.

Income Taxes

Deferred income tax assets and liabilities are recorded based on the computation of differences between the financial statement carrying amounts and tax bases of assets and

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that the Company estimates is more likely than not to be realized.

In addition, the Company’s calculation of its tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company is subject to income tax audits in all of the jurisdictions in which it operates and, as a result, must also assess exposures to any potential issues arising from current or future audits of current and prior year’s tax returns. Accordingly, the Company must assess such potential exposures and, where necessary, provide a reserve to cover any expected loss. To the extent that the Company establishes a reserve, its provision for income taxes would be increased. If the Company ultimately determines that payment of these amounts is unnecessary, it reverses the liability and recognizes a tax benefit during the period in which it determines that the liability is no longer necessary. The Company records an additional charge in its provision for taxes in the period in which it determines that tax liability is greater than the Company’s original estimate.

The Company has elected to use the “with and without” approach as described in Emerging Issues Task Force (“EITF”) Topic No. D-32 in determining the order in which tax attributes are utilized. As a result, the Company will only recognize a tax benefit for stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. In addition, the Company has elected to account for the indirect effects of stock-based awards on other tax attributes, such as the research tax credit, through its statement of operations.

In the Predecessor Financial Statements, income tax amounts result from application of SFAS No. 109, Accounting for Income Taxes, on a separate return basis.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”). Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, Measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement. FIN 48 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. Upon adoption of FIN 48, the Company’s policy to include interest and penalties related to unrecognized tax benefits within the Company’s benefit from income taxes, did not change.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity during the period from transactions and other events and circumstances from nonowner sources. The Company’s

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

comprehensive loss for each period presented is comprised of the Company’s net loss and foreign currency translation, net of tax. The Company has reported the components of comprehensive income (loss) on its combined and consolidated statements of mandatorily redeemable convertible preferred stock, net investment and stockholders’ deficit. Accumulated other comprehensive income at December 31, 2005 and 2006 and March 31, 2006 (unaudited) and 2007 (unaudited) were attributable solely to the effects of foreign currency translation. Comprehensive loss was not materially different from reported net loss for the three months ended March 31, 2006.

Net Loss Per Share

In accordance with EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, the Company has included the impact of preferred stock in the computation of basic earnings per share. Under this method, an earnings allocation formula is used to determine the amount of net loss attributable to common stockholders to be allocated to each class of stock (the two classes being common stock and preferred stock). Basic net loss per share attributable to common stockholders is calculated by dividing the amount of net loss attributable to common shareholders that is apportioned to common stock by the weighted average number of shares of common stock outstanding during the period. Although there were no common shares outstanding during the period to December 31, 2004, basic net loss per share attributable to common stockholders is presented as there were potential common shares outstanding (representing preferred stock) during the period. For the period to March 3, 2004 net loss per share is not presented as there were no common shares or potential common shares outstanding for the Predecessor Company. Net loss per share data is based on the net loss that would be attributable to one share of common stock during each period, after apportioning the loss to reflect the participation rights of the preferred stockholders.

Unaudited Pro Forma Net Loss per Share

Unaudited pro forma basic and diluted net loss per share have been computed to give effect to the conversion of the Company’s Series A, B-1 and C preferred stock (using the if converted method) into common stock as though the conversion had occurred on the original date of issuance and adjustments to eliminate accretion to preferred stock. The unaudited pro forma basic and diluted net loss per share does not give effect to the conversion of Series D mandatorily redeemable convertible preferred stock (Note 16).

Recent Accounting Developments

In June 2006, the Financial Accounting Standards Board (“FASB”) ratified the consensus on EITF No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement. The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, Federal Universal Service Fund (“FUSF”) contributions and excise taxes. The Task Force affirmed its conclusion that entities should present these taxes in the income statement on either a gross or a net basis, based on their accounting policy, which should be disclosed pursuant to APB No. 22, Disclosure of Accounting Policies. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus on

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

EITF No. 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company currently records transaction-based taxes on a net basis in its consolidated statements of operations. The adoption of EITF No. 06-3 did not have a material impact upon the consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute of tax positions taken or expected to be taken on a tax return. FIN 48 is effective for fiscal and interim reporting periods beginning January 1, 2007. The Company adopted FIN 48 in the first quarter of fiscal 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. Prior to SFAS No. 157, there were different definitions of fair value and limited guidance for applying those definitions in GAAP. Moreover, that guidance was dispersed among the many accounting pronouncements that require fair value measurements. Differences in that guidance created inconsistencies that added to the complexity in applying GAAP. In developing this Statement, the FASB considered the need for increased consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is evaluating the effect that SFAS 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This statement does not establish requirements for recognizing and measuring dividend income, interest income or interest expense. The Company is currently reviewing this new standard to determine its effects, if any, on its results of operations or financial position.

3.    Purchase of Assets and Assumption of Liabilities from STMicroelectronics N.V.

On March 4, 2004, the Company acquired certain assets and assumed certain liabilities of TouchChip, including its wholly-owned subsidiary STMicroelectronics Design and Application s.r.o., a company registered under the laws of the Czech Republic. The transaction was accounted for under the purchase method of accounting in accordance with SFAS No. 141.

The total purchase price of approximately $9.8 million comprised 3,333,333 shares of Series A preferred stock of UPEK valued at approximately $7.1 million, $2.0 million in cash and approximately $0.7 million in direct transactions costs, including legal, valuation and accounting

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fees. The cash consideration of $2.0 million was paid during the year ended December 31, 2005. The Series A preferred stock was valued at $7.1 million based on a valuation of the Company’s Series A preferred stock utilizing an income approach and an options-based methodology.

The purchase price was allocated to the net tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of the transaction. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

The following table summarizes the final allocation of the purchase price to the assets acquired and liabilities assumed based on their fair values at the date of acquisition (in thousands).

Tangible and other assets acquired and liabilities assumed, at fair value
Cash	$1,973
Inventories	1,784
Prepaid and other current assets	32
Property, plant and equipment	1,331
Accounts payable	(4)
Accrued liabilities	(1,731)
Related party payable	(127)
Deferred tax liabilities	(2,163)
Capital lease obligation	(712)

383

Intangible assets acquired
Goodwill	2,738
Existing technology	3,500
Patents	1,700
Customer relationships	800
Trademarks and trade names	300
Noncompetition agreement	300
Order backlog	100

9,438

Total purchase price	$9,821

Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets, is not amortized but rather is subject to an annual impairment assessment, at a minimum. Goodwill is not expected to be deductible for tax purposes. In the initial purchase price allocation, the Company allocated $3.3 million to goodwill. The Company subsequently finalized its assessment of the tax basis of the acquired assets and liabilities of TouchChip and in 2005 recorded an adjustment to goodwill and acquired deferred tax liabilities of $0.6 million.

UPEK acquired existing technology, including sensors, companion processors, modules, readers and software. The Company amortizes the value assigned to existing technology to cost of revenue on a straight-line basis over an estimated useful life of three years.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Patents include the value of patents assigned to the Company and the value of patents licensed to the Company by STM and comprise patents issued, pending and open. The patents licensed are comprised of patents owned by STM that are licensed to the Company on an irrevocable, perpetual, worldwide, non-exclusive, royalty-free, fully paid-up, non-sublicensable basis to make, have made, design, have designed, use, sell (directly or indirectly), offer for sale, import or otherwise dispose of products and services. The Company amortizes the value assigned to patents on a straight-line basis over an estimated useful life of three years.

The Company amortizes the value assigned to customer relationships on a straight-line basis over an estimated useful life of three years.

Trademarks and trade names include the value of the UPEK, TouchChip and other names and products registered and pending registration. The Company amortizes the value assigned to the trademarks and trade name on a straight-line basis over an average estimated useful life of three years.

The noncompetition agreement includes the value of an agreement with STM whereby, for the period commencing on March 4, 2004 and continuing for four years thereafter, STM shall not engage in or compete with, directly or indirectly, the TouchChip business as it was operated by STM or as the business was proposed to be conducted by UPEK as of March 4, 2004. This agreement includes, but is not limited to the design, development, manufacture (except for sale to UPEK), marketing, distribution, sale or use of active capacitive-sensing technology for fingerprint biometrics applications; the design, development, manufacture (except for sale to UPEK), marketing, distribution, sale or use of any sensing technology that is used by STM for the distribution or sale of fingerprint subsystems; and the design, development, manufacture (except for sale to UPEK), marketing, distribution, sale or use of active capacitive-sensing technology for any non-fingerprint biometrics applications based on existing TouchChip products, designs or developments. The Company amortizes the value assigned to the noncompetition agreement on a straight-line basis over the term of the agreement of four years.

Critical estimates in valuing certain intangible assets include, but are not limited to, discount rates, future expected cash flows, customer contracts, customer lists and acquired core and developed technology. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

4.    Balance Sheet Components

Accounts receivable, net, were the following.

	As of December 31,		As of March 31, 2007
	2005	2006
(in thousands)			(unaudited)

Accounts receivable	$5,991	$7,095	$6,436
Allowance for doubtful accounts	(60)	(60)	(64)

	$5,931	$7,035	$6,372

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company had no significant write-offs or recoveries during the periods ended March 3, 2004 and December 31, 2004 or the years ended December 31, 2005 and December 31, 2006. For the three months ended March 31, 2007 (unaudited), write-offs of accounts receivable were $61,000 and the Company had no recoveries.

Inventories consisted of the following.

	As of December 31,		As of March 31, 2007
	2005	2006
(in thousands)			(unaudited)

Wafers and raw materials	$2,721	$4,980	$3,811
Work in process	1,080	1,032	1,558
Finished goods	1,765	3,418	3,196

	$5,566	$9,430	$8,565

Property and equipment (net) consisted of the following.

	As of December 31,		As of March 31, 2007
	2005	2006
(in thousands)			(unaudited)

Manufacturing and test equipment	$2,822	$4,298	$4,352
Computer equipment	301	709	702
Software	798	1,085	1,097
Furniture and fixtures	88	114	116
Leasehold improvements	52	86	86

	4,061	6,292	6,353
Less: Accumulated depreciation	(1,073)	(2,363)	(2,727)

	$2,988	$3,929	$3,626

Intangibles (net) consisted of the following.

	As of December 31, 2005
	Amortization Period	Gross	Accumulated Amortization	Net
(in thousands)

Existing technology	3 years	$3,500	$(2,139)	$1,361
Patents/core technology	3 years	1,700	(1,039)	661
Customer contracts and related relationships	3 years	800	(489)	311
Trademark/tradenames	3 years	300	(183)	117
Exclusivity agreement	4 years	300	(137)	163
Order backlog	0.5 years	100	(100)	—

Total		$6,700	$(4,087)	$2,613

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31, 2006
	Amortization Period	Gross	Accumulated Amortization	Net
(in thousands)

Existing technology	3 years	$3,500	$(3,305)	$195
Patents/core technology	3 years	1,700	(1,606)	94
Customer contracts and related relationships	3 years	800	(756)	44
Trademark/tradenames	3 years	300	(283)	17
Exclusivity agreement	4 years	300	(212)	88
Order backlog	0.5 years	100	(100)	—

Total		$6,700	$(6,262)	$438

	As of March 31, 2007 (unaudited)
	Amortization Period	Gross	Accumulated Amortization	Net
(in thousands)

Existing technology	3 years	$3,500	$(3,500)	$—
Patents/core technology	3 years	1,700	(1,700)	—
Customer contracts and related relationships	3 years	800	(800)	—
Trademark/tradenames	3 years	300	(300)	—
Exclusivity agreement	4 years	300	(230)	70
Order backlog	0.5 years	100	(100)	—

Total		$6,700	$(6,630)	$70

The Company has included amortization of acquired intangible assets directly attributable to revenue-generating activities in cost of revenues and amortization of other acquired intangible assets in operating expenses. During the periods ended March 3, 2004 and December 31, 2004 and the years ended December 31, 2005 and 2006, the Company recorded no, $1.0 million, $1.2 million and $1.2 million, respectively, of amortization expense to cost of sales and $21,000, $0.9 million, $1.0 million and $1.0 million, respectively, of amortization expense in operating expense. During the three months ended March 31, 2006 and 2007, the Company recorded $0.3 million and $0.2 million, respectively, of amortization expense to cost of sales and $0.3 million and $0.2 million, respectively, of amortization expense in operating expense (unaudited).

Total expected future amortization to be included in cost of revenue and operating expense, respectively, was none and $56,000 for the nine months ended December 31, 2007 (unaudited) and none and $14,000 for the year ended December 31, 2008 (unaudited).

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accrued liabilities consisted of the following.

	As of December 31,		As of March 31, 2007
	2005	2006
(in thousands)			(unaudited)

Employee compensation	$1,482	$1,715	$1,529
Customer rebates	833	1,141	995
Accrued vendor invoices	1,413	921	1,205
Product warranty	163	373	396
Other accrued liabilities	37	53	—

	$3,928	$4,203	$4,125

5.    Income Taxes

Income (loss) before income taxes consisted of the following.

	Mar. 4, 2004 through Dec. 31, 2004	Year Ended December 31,
		2005	2006
(in thousands)

United States	$(8,264)	$(8,101)	$(14,146)
International	(24)	156	(6,152)

	$(8,288)	$(7,945)	$(20,298)

The components of the provision for (benefit from) income taxes were as follows.

	Predecessor Company	Successor Company
	Jan. 1, 2004 through Mar. 3, 2004	Mar. 4, 2004 through Dec. 31, 2004	Year Ended December 31,
			2005	2006
(in thousands)

Current:
Federal	$—	$—	$—	$881
State	—	—	—	22
Foreign	(38)	48	45	195

	(38)	48	45	1,098
Deferred:
Federal	—	(2,338)	490	(669)
State	—	(402)	87	—
Foreign	38	—	—	—

	38	(2,740)	577	(669)

Income tax expense (benefit)	$—	$(2,692)	$622	$429

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets (liabilities) consisted of the following.

	As of December 31,
	2005	2006
(in thousands)

Deferred tax assets
Reserves and accruals	$881	$1,768
Deferred revenue	288	631
Net operating loss carry forwards	3,145	—
Other	—	20

Deferred tax assets	4,314	2,419

Deferred tax liability
Intangibles	(659)	(157)
Other	(72)	(126)

Deferred tax liabilities	(731)	(283)

Total deferred taxes	3,583	2,136
Valuation allowance	(3,583)	(1,467)

Net deferred taxes	$—	$669

Reconciliation of the statutory federal income tax to the Company’s effective tax was as follows.

	Predecessor Company	Successor Company
	Jan. 1, 2004 through Mar. 3, 2004	Mar. 4, 2004 through Dec. 31, 2004	Year Ended December 31,
			2005	2006
Tax at federal statutory rate	-34.5%	-34.0%	-34.0%	-34.0%
State, net of federal benefit	—	-4.9	1.1	0.1
Change in valuation allowance	7.9	—	—	-3.3
Unbenefitted losses and credits	—	6.1	40.7	22.1
Warrant expense	—	—	—	17.0
Foreign earnings taxed at different rates	14.6	—	—	—
Other	12.0	0.3	—	0.2

Effective tax rate	—	-32.5%	7.8%	2.1%

The Company considers available objective evidence, both positive and negative, including the Company’s history of operating losses, carryback availability, expectations for future income and ongoing prudent and feasible tax planning strategies, in assessing whether realization of the Company’s deferred tax assets is more likely than not. As a result of the analysis of available evidence at December 31, 2006, the Company believes that, with the exception of $0.7 million of deferred tax assets for which there is carryback availability, it is more likely than not that the remaining net deferred tax assets will not be fully realizable. Accordingly, the Company has provided a valuation allowance of $1.5 million against its net deferred tax assets at December 31, 2006.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company had approximately $8.6 million of federal net operating loss carry forwards and $3.5 million of state net operating loss carryforwards at December 31, 2005 available to reduce future taxable income. These operating loss carryforwards were utilized in the year ended December 31, 2006, and no federal or state loss carryforwards remain.

Prior to the acquisition of certain assets and the assumption of certain liabilities of the business of TouchChip by UPEK, TouchChip’s operating results were historically included in the income tax return STM filed in the Netherlands and in tax returns of certain foreign subsidiaries of STM. For the period from January 1, 2004 through March 3, 2004, loss before income taxes was $0.7 million and $0.8 million for STM in the Netherlands and STM’s foreign subsidiaries, respectively. The income tax provision in the Predecessor Financial Statements has been determined on a separate-return basis. Pursuant to the terms of the acquisition agreement, $8.2 million of deferred tax assets relating to net operating loss carryforwards that arose prior to the acquisition of TouchChip by UPEK were retained by STM.

Accounting for Uncertainty in Income Taxes

Effective January 1, 2007, the Company adopted Financial Accounting Standards Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). The cumulative effect of adopting FIN 48 on January 1, 2007 is recognized as a change in accounting principle, recorded as an adjustment to the opening balance of retained earnings on the adoption date. As a result of the implementation of FIN 48, the Company recognized no change in the net liability for unrecognized tax benefits related to tax positions taken in prior periods, and no corresponding change in retained earnings. Additionally, FIN 48 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. The Company therefore made a reclassification of approximately $0.5 million of unrecognized tax benefits between deferred tax assets and long term taxes payable upon adoption of FIN 48. The Company’s total amount of unrecognized tax benefits as of the January 1, 2007 adoption date and March 31, 2007 was $1.6 million and $1.6 million, respectively (unaudited). If recognized, $328,000 would reduce the Company’s effective tax rate and $1.2 million would be recorded as a reduction of deferred tax assets.

Upon adoption of FIN 48, the Company’s policy to include interest and penalties related to unrecognized tax benefits within the Company’s income tax provision, did not change. As of March 31, 2007 (unaudited), the Company had $14,000 accrued for payment of interest and penalties related to unrecognized tax benefits. For the three months ended March 31, 2007 (unaudited), the Company recognized $9,000 of interest and penalties related to unrecognized tax benefits in its provision for income taxes.

The Company’s primary tax jurisdictions are the United States, the Czech Republic and Singapore. The tax years 2004 through 2006 remain open and subject to examination by the appropriate governmental agencies in the United States, the Czech Republic and Singapore.

6.    Related Party Transactions

Predecessor Financial Statements

The combined and consolidated financial statements of the Company prior to March 3, 2004 are derived from the historical books and records of STM on a carve-out basis. STM corporate

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

sales and marketing and general and administrative costs have been allocated as expense to TouchChip in the Predecessor Financial Statements. The expense allocations have been determined on bases that STM and UPEK consider to be a reasonable reflection of the utilization of services provided or the benefit received. The allocation methods included proration of expenses based on relative revenue and expense. Although TouchChip believes the allocations and charges for such services to be reasonable, the costs of these services charged to TouchChip were not necessarily indicative of the costs that would have been incurred had TouchChip been a standalone entity.

Agreements with STM

The Company entered into several agreements with STM that governed the acquisition of certain assets and assumption of certain liabilities associated with the business of TouchChip and the relationship between STM and UPEK subsequent to the consummation of the acquisition. These include a contribution agreement, a noncompetition agreement, a license agreement, a purchase and supply agreement and several transition services agreements and shared functions and transition services, research and development services and equipment leasing arrangements. On July 1, 2005, the Company issued a warrant to STM in consideration of STM’s agreement to provide audited financial statements for, and other financial information related to, TouchChip and certain other conditions.

Upon the completion in July 2005 of STM’s sale of all of the Company’s Series A preferred stock then held by STM, the Company determined that STM was no longer a related party. During the year ended December 31, 2005, the Company paid STM cash consideration of $2.0 million pursuant to the terms of the contribution agreement. In addition, the Company made the following purchases from STM during the period from March 4, 2004 through December 31, 2004 and the six-month period ended June 30, 2005.

	Mar. 4, 2004 through Dec. 31, 2004	Six Months Ended June 30, 2005
(in thousands)

Purchase of wafers and semiconductor components	$5,804	$2,169
Transition services and reimbursements for personal costs, consulting, assembly, quality testing, rent and travel	1,877	289
Equipment leasing	172	129
Research and development services	147	15

	$8,000	$2,602

Contribution Agreement.    Under the contribution agreement, STM transferred to the Company, among other things, certain assets used exclusively in TouchChip’s business, employees of TouchChip, intellectual property assets and related documentation and all shares of STM’s wholly-owned subsidiary in the Czech Republic, STMicroelectronics Design and Application, s.r.o., and the Company assumed STM’s rights and obligations under certain agreements and other liabilities associated with TouchChip. Such agreement provided for standard indemnification from STM for, among other things, damages arising from breach or inaccuracy of any representation or warranty made by STM and breach or non-fulfillment of its covenants and liabilities associated with customers or warranty claims arising prior to the

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

closing of the transaction. Such indemnification generally extended for 18 months following the closing of the transaction, subject to a $10 million cap for breaches of certain representations and warranties. In addition, the Company generally agreed to indemnify STM for damages arising from any assumed liabilities acquired by the Company for 18 months after the closing of the transaction, subject to a $10 million cap. The Company made a claim for indemnification from STM under the contribution agreement, as more fully described in Note 8.

Under the contribution agreement, STM and its affiliates are prohibited from competing with the Company’s operation of the TouchChip business as it was operated by STM or as the business was proposed to be conducted by the Company at the time of the closing of the transaction. Specifically, such business includes the development, marketing and sale of products, components, subsystems, solutions or services for fingerprint biometric applications. This noncompetition agreement expires in March 2008.

License Agreement.    The Company entered into a license agreement with STM in connection with its acquisition of TouchChip. Under this agreement, STM granted the Company an irrevocable, perpetual, worldwide, non-exclusive, royalty-free, non-sublicensable license to certain patents and pending patent applications to use, sell and otherwise dispose of products and services. This license is limited to the field of fingerprint biometric applications and for use as navigation devices until March 2008, after which there is no field of use restriction. This license extends in perpetuity or until the expiration of a particular licensed patent, subject to earlier termination by STM upon the Company’s bankruptcy or insolvency, dissolution or certain similar events, the Company’s breach of the prohibition against sublicensing the licensed intellectual property, subject to a cure period, or the Company’s breach of any other provision of the license agreement, as determined by an independent arbitrator and subject to a cure period.

STM further agreed not to assert, or to allow its subsidiaries to assert, any claims against the Company under certain of its patents or otherwise that are related to STM patents and intellectual property rights that were embodied in TouchChip products as of the closing of the acquisition. This non-assert covenant is limited to the fields of fingerprint biometric applications or navigation applications and does not extend to intellectual property directed toward processes for the manufacturing of semiconductor devices.

Under the license agreement, the Company granted to STM and its subsidiaries a perpetual, worldwide, non-exclusive, royalty-free, non-transferable license to any improvements on the STM patents the Company patents during the four-year period ending March 4, 2008 outside the field of fingerprint biometric applications. This license is not sublicensable by STM during such four-year period outside the field of fingerprint biometric applications. The Company also agreed not to assert any claims against STM related to any improvements that are not the subject matter of a patent during this period.

Purchase and Supply Agreement.    On March 4, 2004, the Company also entered into a purchase and supply agreement with STM for the supply of semiconductor wafers, sensors and companion chips and related foundry and manufacturing services by STM. The initial term of this agreement expired in March 2007 and is subject to automatic renewal on an annual basis unless terminated with at least six months’ notice. The Company has not received any notice of termination of this agreement from STM. Under this agreement, STM is obligated only to use reasonable efforts to supply the Company with products, subject to STM’s capacity availability.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the agreement, prices for items the Company orders are to be negotiated in good faith on an annual basis and based on the most favorable prices offered by STM to other customers for products in similar technologies and volumes.

During the term of this agreement, STM is obligated to use commercially reasonable efforts to make available to the Company the benefit of its existing foundry relationships so that any foundry already qualified on the wafers or products the Company orders would be available to the Company. STM also agreed to pass its foundry pricing to the Company plus a handling charge and to assist one alternate supplier of sensor wafers with the initial start-up of production. The total amount of wafers and semiconductor components purchased from STM for the six months ended June 30, 2005 and for the period from March 4, 2004 to December 31, 2004 were approximately $2.2 million and $5.8 million, respectively.

The agreement provides that STM indemnify the Company against intellectual property infringement claims relating to its design rules or design kit models and that the Company indemnify STM for certain claims arising out of the combination of an STM product manufactured for the Company with other products and certain claims related to specifications, designs or software the Company provides to STM. STM’s total liability under such provision is limited to the aggregate purchase price for wafers or products that are the subject matter of each claim purchased in the most recent 12 months prior to the event giving rise to such claim, subject to certain exceptions. STM has made a claim for indemnification from the Company under this provision, as more fully described in Note 8.

Transition Services Agreement.    The Company entered into agreements for transition services with three subsidiaries of STM for a period of 12 months from the acquisition date. These services included the following: engineering, planning services and sales support services including all related employment costs and travel, the cost of office space, quality assurance and failure analysis services, test engineering support, package development services, backlog transition management, and interim logistic services for product shipments. The Company also entered into a sublease for office space in Berkeley, California with a term of one year and an option to renew for six month extensions. All of these transition related services were charged at actual cost plus a seven percent mark up fee. The total amount of these services purchased, including the mark up fee, for the six months ended June 30, 2005 and for the period from March 4, 2004 to December 31, 2004 was approximately $0.3 million and $1.9 million, respectively.

The Company entered an equipment lease agreement with STM with a term of 36 months and a total obligation of approximately $0.8 million. Payments of $65,000 were made quarterly in advance beginning in May 2004. The lease was accounted for as a capital lease and the equipment was capitalized for approximately $0.7 million. The equipment leased is used in the manufacturing assembly process.

The backlog transition management service covered in the Transition Services Agreement allowed for STM to continue to ship and bill to the Company’s customers worldwide as well as collect receivables on behalf of the Company. The total amount billed to customers under this arrangement was approximately $3.7 million for the period from March 4, 2004 to December 31, 2004.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sale of our Series A Preferred Stock by STM.    In June 2005, STM entered into a stock purchase agreement with all of the holders of the Company’s Series B-1 preferred stock, pursuant to which STM sold all 3,333,333 of its shares of Series A preferred stock to the purchasers at $3.75 per share. The Company was a party to this agreement only with respect to its waiver of a right of first refusal it held in connection with the transfer of these shares and certain miscellaneous provisions. The agreement also provided that if, within six months of the closing of this sale, any of the purchasers sold more than 133,333 shares of the Series A preferred stock acquired in the transaction, other than in connection with certain change of control transactions or an initial public offering of the Company’s securities at a price greater than $4.20 per share, the selling purchaser would become obligated to pay additional consideration to STM based on the price at which it sold such shares. In addition, the purchasers agreed not to vote to amend our certificate of incorporation to provide for liquidation preferences of greater than $4.20 per each share of either Series A or Series B-1 preferred stock.

Issuance of Warrant to STM.    In June 2005, the Company issued a warrant to STM to purchase 666,666 shares of its common stock at an exercise price equal to $0.03 per share. In exchange for the issuance of the warrant, among other consideration, STM agreed to provide certain financial statements relating to TouchChip and other financial information to the Company prior to September 30, 2006, to consent to the use of such financial information in the Company’s SEC filings and to assist the Company in various matters related to such financial information and certain other conditions. The Company agreed to reimburse STM for auditor fees and expenses incurred in relation thereto. STM provided certain financial statements to the Company prior to September 29, 2006.

STM may exercise the warrant, subject to certain conditions, during the period starting from the date on which the Company has provided a transaction notice to STM of its intention to consummate either a change of control or an initial public offering of its securities, either meeting certain minimum valuation thresholds, and ending 15 days following the date of such notice in the event of a qualified change of control or 180 days following the effective date of a qualified initial public offering.

The warrant also provides that, if the net value of the shares issued upon exercise of the warrant is less than $1.5 million, the Company will pay STM the difference between $1.5 million and the actual net value of such shares.

Under the agreement, STM agreed that it will vote its shares in the same manner as the holders of a majority of the Company’s then outstanding shares of Series A and Series B-1 preferred stock with respect to a change in control if such change in control is approved by its board of directors.

During the year ended December 31, 2006, STM cooperated with the Company under the terms of the warrant agreement to provide the Company audited financial statements of TouchChip prior to March 4, 2004 and unaudited prior financials of TouchChip prior to March 4, 2004. The Company concluded that STM had substantially fulfilled its obligations under the warrant agreement as of September 30, 2006. The warrant agreement is being accounted for as a liability award due to its minimum cash settlement feature, and, accordingly, the cost of the warrant will be adjusted each quarter based on changes in the fair market value of the Company’s common stock until such time as the warrant is exercised, cancelled or expires.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based on a determination that the fair market value of the Company’s common stock was $15.24 per share as of December 31, 2006, the Company recorded a charge of $10.2 million for the year ended December 31, 2006. During the three months ended March 31, 2007, the fair market value of the Company’s common stock remained unchanged from December 31, 2006 at $15.24 per share. There was no charge recorded for the three months ended March 31, 2007. The warrant was unexercised as of March 31, 2007 (unaudited).

STM Right of First Refusal.    The Company is also party to an agreement with STM providing it with a right of first refusal to purchase the intellectual property assets the Company purchased from STM in the event the Company resolves to sell or dispose of all or substantially all of its assets for less than $35 million (prorated with respect to a sale of substantially, but less than all, assets), to cease operations or to enter into bankruptcy, insolvency or reorganization proceedings. In such event, STM has the right to make an offer to the Company to acquire such assets at their mutually agreed fair market value. If the parties cannot agree on a fair market value, the Company is permitted to sell such assets to a third party. This right of first refusal will terminate upon the earlier of STM’s exercise of its warrant to purchase 666,666 shares of the Company’s common stock or the consummation of the Company’s initial public offering.

Accent S.r.l.

The Company utilizes Accent S.r.l, a provider of technology consulting services, to provide consulting services for the development of its products. Three members of the Company’s board of directors are also on Accent’s board of directors. In 2005, 2006 and the three months ended March 31, 2007, the Company accrued or paid for the cost of services to Accent in the aggregate amount of $0.7 million, $1.3 million and $0.2 million (unaudited), respectively. For the years ended December 31, 2005 and 2006 and the three months ended March 31, 2007, the Company had amounts due to Accent of $0.4 million, $0.4 million and $0.2 million (unaudited), respectively.

Cadence Design Systems Agreement

In 2004, the Company entered into an agreement with Cadence Design Systems, a provider of design software. A member of the Company’s board of directors is also on the board of directors of Cadence. In the period from March 4, 2004 to December 31, 2004 and the years 2005 and 2006, the Company accrued or paid for the cost of services to Cadence for $37,000, $75,000 and $0.1 million, respectively. The Company did not accrue or pay for any services from Cadence in the three months ended March 31, 2007 (unaudited). For the year ended December 31, 2006, the Company had amounts due to Cadence of $25,000.

7.    Borrowings

The Company has a loan and security agreement (the “Credit Facility”) with a bank that includes a working capital line of credit (the “Revolver”) for up to $5.0 million and term loans (the “Term Loan”) for financing the purchase of equipment, software, furniture and other assets for up to $5.5 million. This facility was amended on May 3, 2007 (Note 16). Borrowings under the Revolver are based on up to 80 percent eligible accounts receivable.

The Credit Facility is collateralized by substantially all of the Company’s assets, excluding intellectual property on which there is a negative pledge, and a pledge of all of the stock of the

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company’s U.S. subsidiaries and two thirds of the stock of the Company’s foreign subsidiaries. The interest on the Revolver is at the bank’s prime rate (7.25 percent at December 31, 2005 and 8.25 percent at December 31, 2006 and March 31, 2007 (unaudited)) and on the Term Loan is at the bank’s prime rate plus 1.00 percent (8.25 percent at December 31, 2005 and 9.25 percent at December 31, 2006 and March 31, 2007 (unaudited)). The maturity dates of the amended Credit Facility are December 31, 2008 for the Revolver and between September 30, 2007 and September 30, 2008 for the Term Loan. The Credit Facility carries no prepayment penalty and no commitment fees for the unused portion of the facility. No borrowings under the Revolver were outstanding at December 31, 2005, December 31, 2006 or March 31, 2007 (unaudited). Borrowings outstanding under the Term Loan at December 31, 2005, December 31, 2006 and March 31, 2007 were approximately $3.0 million, $1.4 million and $1.0 million (unaudited), respectively. The total amount available at December 31, 2006 and March 31, 2007 was up to $9.1 million and $9.5 million (unaudited), subject to restrictions, including eligible accounts receivable.

The terms of the Credit Facility require the Company to comply with financial covenants, including a minimum ratio of unrestricted cash plus eligible accounts receivable to bank indebtedness of at least 1.50 to 1.00 and a minimum rolling three-month revenue covenant of at least 80 percent of the Company’s most recent annual plan approved by the board of directors. The Company was in compliance with the covenants at December 31, 2005, December 31, 2006 and March 31, 2007. The Credit Facility also contains a restriction on the payments of dividends.

The outstanding amount under the Term Loan as of December 31, 2006 is payable within twelve months and has been classified as current debt.

8.    Commitments and Contingencies

Facility and Equipment Lease

The Company leases certain of its operating facilities under noncancellable operating leases that expire at various times through 2009.

The following are the remaining future minimum payments required under the operating leases and the capital lease as of December 31, 2006 for each year ending December 31.

	Operating Leases Minimum Lease Payments	Capital Lease Minimum Lease Payments
(in thousands)

2007	$611	$65
2008	282	—

Total minimum lease payment	$893	$65

Less: Amounts representing interest		1

Present value of capital lease obligations		64
Less: Current portion		(64)

Long-term portion of capital lease obligations		$—

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following are the remaining future minimum payments required under operating leases as of March 31, 2007 (unaudited) for the nine months ended December 31, 2007 and the years ended December 31, 2008 and 2009, respectively.

Operating Leases Minimum Lease Payments
(in thousands)

2007	$471
2008	326
2009	21

Total minimum lease payment	$818

Rent expense for operating leases was $62,000, $0.2 million, $0.4 million and $0.6 million for the period ended March 3, 2004, the period ended December 31, 2004 and the years ended December 31, 2005 and 2006, respectively. Rent expenses for operating leases were $0.1 million and $0.2 million for the three months ended March 31, 2006 and 2007, respectively (unaudited).

Contingencies

Indemnification Obligations

The Company is subject to certain indemnification obligations to STM in connection with the supply and purchase agreement entered into at the time of the Company’s acquisition of TouchChip business unit. These indemnification obligations cover a variety of aspects of the Company’s business, including, but not limited to STM products manufactured for UPEK. STM has asserted a claim against the Company under this indemnification clause in relation to the IDEX action. See legal contingencies.

The Company’s bylaws require it to indemnify its officers and directors, as well as those who act as directors and officers of other entities at the request of the Company, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. In addition, the Company has entered into separate indemnity agreements with each director and officer that provide for indemnification of these directors and officers under certain circumstances. The Company purchases insurance to cover claims or a portion of any claims made against its directors and officers. Since a maximum obligation is not explicitly stated in the Company’s bylaws or these indemnity agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot reasonably be estimated. Historically, the Company has not made payments related to these indemnification obligations and the Company believes the estimated fair value of these indemnification obligations is not considered to be material. Accordingly, the Company has recorded no liabilities for these agreements as of December 31, 2005 and 2006 and March 31, 2007 (unaudited).

As is customary in the Company’s industry and as provided for in local law in the U.S. and other jurisdictions, many of the Company’s standard contracts provide remedies to customers and other third parties with whom the Company enters into contracts, such as defense, settlement or payment of judgment for intellectual property claims related to the use of its

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

products. From time to time, the Company also agrees to indemnify customers, suppliers, contractors, lessors, lessees and others with whom it enters into contracts, against loss, expense or liability arising from various triggering events related to the sale and the use of the Company’s products and services, the use of their goods and services, the use of facilities and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time, the Company also agrees to indemnify these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. Claims made under such indemnification obligations have been insignificant, and the Company believes the estimated value of these indemnification obligations is not material. Accordingly, the Company has recorded no liabilities for these provisions as of December 31, 2005 and 2006 and March 31, 2007 (unaudited).

The Company is a party to an agreement with a major customer pursuant to which the Company may be obligated to indemnify the other party with respect to epidemic defects. The terms of the indemnification obligation are three years from shipment of the goods. There is a limit to the Company’s potential liability for indemnification and the Company has an errors and omissions insurance policy that substantially reduces the exposure and possible losses. The amount of potential future payments, if any, that might be required to make as a result of this agreement cannot be estimated. To date, no indemnification claims have been made. As a result, the Company believes the estimated value of this indemnification agreement is not material. Accordingly, no accruals were made for any amounts for this indemnification obligation as of December 31, 2005 and 2006 and March 31, 2007 (unaudited).

Legal Contingencies

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business, including intellectual property litigation. While the outcome of these matters is currently not determinable, the Company does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows and no amounts were accrued for these exposures at December 31, 2006 and March 31, 2007 (unaudited).

IDEX ASA (United Kingdom)

On March 6, 2006, IDEX ASA filed suit against STM in the High Court of Justice, Chancery Division, in the United Kingdom, IDEX ASA v. STMicroelectronics NV, Claim No. HC 2006 00798 (the “IDEX U.K. Action”). In the IDEX U.K. Action, IDEX alleged that STM breached certain terms of its licensing agreement with IDEX, or (the “IDEX/STM Agreement”), including STM’s failure to make certain royalty payments to IDEX. This license agreement was entered into by STM and IDEX prior to UPEK’s acquisition of certain assets and assumption of certain liabilities of TouchChip. IDEX’s original pleading also alleged that STM transferred IDEX confidential information to members of TouchChip, which IDEX alleges was subsequently used in UPEK’s products manufactured by STM. IDEX claims relief in the form of holding STM accountable for any economic loss IDEX has allegedly incurred as a result of the alleged infringement and breach of confidence as well as interest on any such amount and royalties from STM.

On July 18, 2006, UPEK petitioned the court to join the IDEX U.K. Action as a co-defendant. Notwithstanding IDEX’s opposition to the joinder, the court granted the motion. On September 14, 2006 and October 12, 2006, respectively, IDEX filed an amended claim and notice

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of discontinuance of part of the claim in the High Court of Justice, which discontinued IDEX’s allegations relating to any alleged breach of confidence. Thus, the only remaining claims in the IDEX U.K. Action relate to the alleged infringement in respect of which IDEX claims entitlement to unpaid royalties from STM under the IDEX/STM Agreement.

On November 3, 2006, UPEK filed a defence and counterclaim in which UPEK denied any infringement of IDEX’s products licensed to STM under the IDEX/STM Agreement. In particular, UPEK denied that the TouchStrip products fall within the scope of any of the claims of the four European patents that IDEX had purported to license to STM. Furthermore, as part of the counterclaim, UPEK sought the revocation of IDEX’s four patents and a declaration of non-infringement of the IDEX patents on which UPEK relies.

On October 31, 2006, UPEK also filed separate opposition proceedings in the European Patent Office seeking revocation of European Patent No. EP 1 304 646 B1, which is one of the four patents that IDEX had alleged UPEK’s products may infringe. When the claim was first commenced, two of such European patents were still at application stage but both have subsequently been granted in January 2007 by the European Patent Office. UPEK amended the defence and counterclaim to extend its request for revocation to all four patents.

Following an inspection of IDEX’s disclosure, UPEK submitted an application to the court, which the court subsequently granted, to have Stiftelson For Industriell Og Teknisk Forskning Ved NTH, or SINTEF, joined to the IDEX U.K. Action on the basis that SINTEF, and not IDEX as previously alleged, is the registered proprietor of two of the European patents, specifically EP 1304646 and EP 0988614, and that UPEK’s claims for revocation of such patents affects SINTEF.

The IDEX U.K. Action was argued in a bench trial beginning at the end of June 2007, and the parties await a ruling from the court.

STM notified UPEK of the claims made by IDEX that are now subject to the IDEX U.K. Action in 2005. Upon receipt of this notification, UPEK notified STM that STM must indemnify UPEK for any losses that UPEK suffers arising out of IDEX’s claims because any such losses would result from STM’s breaches of certain representations and warranties set forth in the contribution agreement entered into between STM and UPEK in connection with UPEK’s acquisition of TouchChip. STM has denied that it has breached the contribution agreement and has asserted that UPEK must indemnify STM for any losses that STM suffers relating to UPEK’s specifications, design or software arising out of the IDEX U.K. Action pursuant to the terms of the purchase and supply agreement also entered into between STM and UPEK in connection with UPEK’s acquisition of TouchChip. No estimate can be made of the potential range of costs that UPEK may have to incur in this matter, and, accordingly, no liability has been recorded.

SINTEF and IDEX ASA (Delaware)

On April 20, 2007, SINTEF and IDEX ASA filed a lawsuit in Delaware against UPEK, Stiftelson For Industriell Og Teknisk Forskning Ved NTH and IDEX ASA v. UPEK, Inc., Case No. 1:07-cv-00214 (D.Del.) (the “IDEX Delaware Action”). In the IDEX Delaware Action, SINTEF and IDEX allege that UPEK infringes U.S. Patent No. 7,110,577 (the “577 Patent”). In the IDEX Delaware Action, SINTEF and IDEX are seeking unspecified damages and an injunction against the sale of UPEK’s products. No estimate can be made of the potential range of costs that may have to be incurred in this matter, and, accordingly, no liability has been recorded.

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

International Automated Systems, Inc.

International Automated Systems, Inc., or IAS, has filed a lawsuit in Utah against IBM Corporation and Lenovo, International Automated Systems, Inc. v. IBM, IBM Corporation, IBM Personal Computing Division, Lenovo (United States) Inc., Lenovo Group Ltd. and John Does 1-20, Case No. 2:06CV00115 BSJ (D. Utah) (the “Utah Action”). Lenovo is UPEK’s largest customer and IBM was UPEK’s largest customer prior to the sale of its personal computer division to Lenovo in May 2005. In the Utah Action, IAS alleges that IBM and Lenovo infringe U.S. Patent No. 5,598,474 (the “474 Patent”), which, according to IAS, covers the fingerprint sensors used on each company’s computer systems. Because the fingerprint sensors used in IBM and Lenovo computers are supplied by UPEK, both IBM and Lenovo have sought indemnification from UPEK. While acknowledging UPEK’s indemnification obligations to IBM and Lenovo, UPEK asserts that none of its products infringe the 474 Patent and plans to vigorously defend IAS’s infringement allegations. To that end, on March 28, 2006, UPEK filed a lawsuit in the U.S. District Court for the Northern District of California, Case No. C 06 02237 (the “California Action”), against IAS seeking a declaratory judgment that UPEK does not infringe the 474 Patent and that the 474 Patent is not valid. On April 17, 2006, IAS filed an amended complaint in the Utah Action to add UPEK as a party to that lawsuit. On June 12, 2006, UPEK answered IAS’s amended complaint on June 23, 2006 and filed counterclaims seeking declaratory judgments of non-infringement and patent invalidity. On June 23, 2006, the California Action was transferred to Utah. On July 20, 2006, the Court in the Utah Action, on UPEK’s motion, stayed litigation against IBM and Lenovo so that UPEK could proceed with defense of the Utah Action. In the Utah Action, IAS is seeking unspecified damages and an injunction against the sale of UPEK’s products. No estimate can be made of the potential range of costs that may have to be incurred in this matter, and, accordingly, no liability has been recorded.

Cogent, Inc.

On March 9, 2007, Cogent, Inc. filed a lawsuit in California against UPEK, Cogent, Inc. v. UPEK, Inc., Case No. CV 07-1562 (C.D. Cal) (the “Cogent action”). In the Cogent Action, Cogent alleges that UPEK infringes U.S. Patent No. 6,002,815 (the “815 Patent”), which, according to Cogent, covers fingerprint sensors, systems and software sold by UPEK. Cogent is seeking unspecified damages and an injunction against the sale of UPEK’s products. No estimate can be made of the potential range of costs that may have to be incurred in this matter, and, accordingly, no liability has been recorded.

9.    Mandatorily Redeemable Convertible Preferred Stock

Mandatorily redeemable convertible preferred stock by series at December 31, 2005 is as follows.

Series	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Value
	(in thousands)
Series A	3,333	3,333	$8,351	$10,000
Series B-1	6,917	6,917	20,689	20,750

	10,250	10,250	$29,040	$30,750

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Mandatorily redeemable convertible preferred stock by series at December 31, 2006 is as follows.

Series	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Value
	(in thousands)
Series A	3,333	3,333	$9,075	$10,000
Series B-1	6,917	6,917	20,717	20,750
Series C	757	757	9,887	10,000

	11,007	11,007	$39,679	$40,750

Mandatorily redeemable convertible preferred stock by series at March 31, 2007 (unaudited) is as follows.

Series	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Value
	(in thousands)
Series A	3,333	3,333	$9,266	$10,000
Series B-1	6,917	6,917	20,724	20,750
Series C	757	757	9,895	10,000

	11,007	11,007	$39,885	$40,750

In March 2004, the Company issued 3,333,333 shares of Series A preferred stock in connection with the acquisition of TouchChip.

In March 2004 and December 2004, the Company issued 3,815,333 shares of Series B preferred stock for gross proceeds of $11.5 million.

In January 2005, the Company sold 3,101,402 shares of Series B-1 preferred stock for gross proceeds of $9.3 million.

Series B/B-1 Exchange

On January 31, 2005, all holders of shares of Series B preferred stock purchased additional shares of Series B-1 preferred stock. In connection therewith, each share of Series B preferred stock was exchanged into one share of Series B-1 preferred stock in accordance with its original terms. No shares of Series B preferred stock remained outstanding nor authorized for issuance after the completion of such exchange.

Sale of Series C Preferred Stock

In April 2006 and June 2006, the Company sold 570,169 and 186,970 shares of Series C preferred stock for gross proceeds of $7.5 million and $2.5 million, respectively, at a price of $13.21 per share. The sale of the Series C preferred stock was on terms pari passu, except for per share price, with the Company’s Series B-1 preferred stock.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Redemption

At the request of the holders of at least the two thirds of the then outstanding Series A, Series B-1 and Series C preferred stock, voting together as a single class, the Company shall redeem all of the then outstanding shares of Series A, Series B-1 and Series C preferred stock, at a redemption price of $3.00, $3.00 and $13.21 per share, respectively, plus all declared and unpaid dividends. Such redemption will be in three equal annual installments beginning no earlier than April 7, 2011. On May 3, 2007, the redemption date was modified to three annual installments beginning no earlier than May 4, 2012.

Accretion of Preferred Stock Redemption Value

Since the Company’s Series A, B-1 and C preferred stock has a mandatory redemption provision, the Company accretes an amount in each period that is necessary to adjust the carrying value of preferred stock to an amount equal to its estimated redemption value over the period to redemption using the effective interest method. The estimated redemption value of the preferred stock as determined on December 31, 2005 and 2006 and March 31, 2007 was $30.75 million, $40.75 million and $40.75 million (unaudited), respectively.

Voting Rights

Each share of Series A, B-1 and C preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock, except as set forth below and as otherwise required by law.

For so long as any shares of preferred stock remain outstanding, consent of the holders of at least a majority of the preferred stock, voting as a single class on an as-converted basis, shall be required for any action that alters or changes the rights, preferences or privileges of any series of preferred stock so as to adversely affect such shares; increases or decreases the authorized number of shares of common or preferred stock; creates any new class or series of shares having rights, preferences or privileges senior to or on parity with the preferred stock; results in the redemption or repurchase of any shares of common stock, except under the Company’s stock option plan, otherwise in connection with the termination of services and through the exercise of first refusal rights; results in any merger, other corporate reorganization, sale of control or any transaction disposing of substantially all of the assets of the Company; amends or waives any provision of the Company’s amended and restated certificate of incorporation or amended and restated bylaws relative to the preferred stock so as to adversely affect the preferred stock; increases or decreases the authorized size of the Company’s board of directors; results in the payment or declaration of any dividend on any shares of common stock or preferred stock; or issuance of debt in excess of $100,000.

The holders of Series A and Series B-1 preferred stock are entitled to elect one and four members of the board of directors of the Company, respectively. The holders of common stock, Series A, B-1 and C preferred stock, voting together on an as-converted basis, are entitled to elect three members of the board. Each of the directors elected by the holders of the Series B-1 preferred stock has two votes on all matters for so long as at least five million shares of Series B-1 preferred stock remain outstanding.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends

Holders of Series A, B-1 and C preferred stock are entitled to receive non-cumulative dividends of $0.08 per share per annum when and if declared by the board of directors in preference to the distribution of any dividends to the holders of common stock. The holders of Series A, B-1 and C preferred stock will also be entitled to participate in dividends on common stock, when and if declared by the board of directors, based on the number of shares of common stock held on an as if converted basis. No dividends on any series of preferred stock or common stock have been declared by the board of directors from inception through December 31, 2006 or March 31, 2007 (unaudited).

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, including a merger, or acquisition or sale of assets where the beneficial owners of the Company’s common stock and preferred stock own less than a majority of the resulting voting power of the surviving entity or a sale of all or substantially all of the Company’s assets, the holders of Series A, B-1 and C preferred stock are entitled to receive an amount of $3.00, $3.00 and $13.21 per share, respectively, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of the common stock.

After the distributions described above have been paid in full, the remaining assets of the Company available for distribution shall be distributed ratably among the holders of the Series A, B-1 and C preferred stock, on an as-if converted basis, and holders of common stock in proportion to the number of shares of common stock held by them.

Should the Company’s legally available assets be insufficient to satisfy the liquidation preferences, the entire assets and the funds will be distributed ratably among, first, the holders of the Series B-1 and C preferred stock in proportion to the full preferential amounts to which each such holder is entitled and, second, after full payment of the preferential amounts payable to the holders of Series B-1 and C preferred stock, the holders of Series A preferred stock in proportion to the full preferential amounts to which each such holder is entitled.

Conversion

Each share of Series A, B-1 and C preferred stock is convertible, at the option of the holder, according to a conversion ratio (which currently results in a one-for-one conversion), subject to adjustment for dilution. Each share of Series A, B-1 and C preferred stock automatically converts into the number of shares of common stock at the then effective conversion ratio upon the closing of a public offering of common stock at a per share price of at least $19.81125 per share with gross proceeds of at least $25 million. In addition, each share of each series of preferred stock automatically converts into the number of shares of common stock at the then effective conversion ratio upon the consent of the holders of a majority of the shares of all series of preferred stock, voting together as a single class on an as-converted basis.

10.    Common Stock

The Company’s amended and restated certificate of incorporation designates and authorizes the Company to issue 50.5 million shares of common stock with a par value of $0.0001 per share.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Common Shares Reserved for Issuance

As of December 31, 2005 and 2006 and March 31, 2007, the Company had reserved shares of common stock for issuance as follows.

	As of December 31,		As of March 31, 2007
	2005	2006
			(unaudited)
Conversion of Preferred Series A	3,333,327	3,333,327	3,333,327
Conversion of Preferred Series B-1	6,916,660	6,916,660	6,916,660
Conversion of Preferred Series C	0	757,137	757,137
Exercise of outstanding stock options	725,027	881,555	889,426
Shares of common stock available for grant	124,204	152,356	141,724
Warrants to purchase common stock	666,666	666,666	666,666

	11,765,884	12,707,701	12,704,940

Common Stock Subject to Repurchase

Certain common stock option holders have the right to exercise unvested options, subject to a repurchase right held by the Company at the lower of the original exercise price or the then current fair market value, in the event of voluntary or involuntary termination of employment of the stockholder. As of December 31, 2005 and 2006 and March 31, 2007, 883,068, 547,201 and 370,503 (unaudited) shares of common stock, respectively, had been early exercised, had not vested and were subject to repurchase. The proceeds related to unvested common stock are recorded as liabilities until the stock vests, at which point they are transferred to equity.

Shares issued in the early exercise of options legally issued and outstanding are included in issued and outstanding shares, although they are excluded from basic earnings per share until they vest.

Visa Warrant Agreement

On June 5, 2006, UPEK entered into a warrant agreement with Visa International Service Association, a holder of Series C preferred stock, to purchase 66,666 shares of common stock of the Company at an exercise price of $0.03 per share. The warrant would vest subject to Visa performing certain objectives to the satisfaction of the Company prior to September 30, 2006. Management determined that the conditions as defined in the warrant agreement between UPEK and Visa were not met by the period specified above and hence the warrant expired as of September 30, 2006.

11.    Stock Option and Employee Benefit Plans

Predecessor Company

1995 Stock Option Plan and 2001 Stock Option Plan

TouchChip employees participated in two STM stock options plans during the period from January 1, 2004 to March 3, 2004, including the 1995 Stock Option Plan (the “1995 Plan”) and the 2001 Stock Option Plan (the “2001 Plan”). The 1995 Plan was adopted by the shareholders of

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STM in 1995, authorizing the grant of options for up to 33,000,000 shares in installments over a five-year period. Under the 1995 Plan, the options may be granted to purchase shares of STM common stock at a price not lower than the market price of the STM shares on the date of grant. At March 3, 2004, under the 1995 Plan, TouchChip employees had 33,500 granted options outstanding vesting 50 percent after three years and 50 percent after four years following the date of the grant. The options expire ten years after the date of grant.

The 2001 Plan was adopted by the shareholders of STM in 2001, authorizing the grant of options for up to 60 million STM shares in installments over a five-year period. The options may be granted to purchase shares of STM common stock at a price not lower than the market price of the shares on the date of grant. At March 3, 2004, under the 2001 Plan, TouchChip employees had 72,500 granted options outstanding vesting 32 percent after two years, 32 percent after three years and 36 percent after four years following the date of the grant. The options expire ten years after the date of grant.

Option activity for TouchChip employees under the 1995 Plan and the 2001 Plan was as follows.

	Number of STM Shares	Weighted Average Exercise Price
Outstanding, January 1, 2004	110,500	$30.96
Granted	—	—
Exercised	(4,500)	21.45
Cancelled	—	—

Outstanding, March 3, 2004	106,000	$31.00

Successor Company

2004 Stock Option Plan

In December 2004, the Company adopted the 2004 Stock Option Plan (the “2004 Plan”). The 2004 Plan provides for the granting of stock options to employees, directors, consultants, independent contractors and advisors of the Company. Options granted under the 2004 Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISOs”) may be granted only to Company employees, including officers and directors who are also employees. Nonqualified stock options (“NSOs”) may be granted to Company employees, directors, consultants, independent contractors and advisors. As of December 31, 2006, the Company had authorized 2,666,667 shares of common stock for issuance under the 2004 Plan.

The Company may grant options under the 2004 Plan at prices no less than 85 percent of the estimated fair value of the shares on the date of grant as determined by the Company’s board of directors, provided, however, that the exercise price of an ISO or NSO may not be less than 100 percent or 85 percent, respectively, of the estimated fair value of the underlying shares of common stock on the grant date, and the exercise price of an ISO or NSO granted to a ten percent stockholder may not be less than 110 percent of the estimated fair value of the shares on the grant date.

Generally options are granted at fair value at the date of grant as determined by the board of directors and typically must be exercised within ten years from the date of grant. Shares of

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

common stock issued under the 2004 Plan may, in the discretion of the plan administrator, be fully and immediately vested upon issuance or may vest in one or more installments over the participant’s period of service or upon attainment of specified performance objectives. Options issued under the 2004 Plan are also generally subject to terms that permit the optionee to exercise the option prior to vesting, subject to a repurchase option under which the Company has the right to repurchase the then-unvested stock at a price per share not greater than the exercise price or direct issue price paid per share.

A summary of the Company’s stock option activity follows.

	Number of Options	Weighted Average Exercise Price	Range of Exercise Price
Outstanding at March 4, 2004	—	—	—
Granted	1,023,666	$0.30	$0.30
Cancelled or forfeited	(5,000)	$0.30	$0.30

Outstanding at December 31, 2004	1,018,666	$0.30	$0.30
Granted	1,193,962	$0.84	$0.30 – $ 4.50
Exercised	(1,480,102)	$0.32	$0.30 – $ 1.95
Cancelled and forfeited	(7,499)	$0.43	$0.30 – $ 1.05

Outstanding at December 31, 2005	725,027	$1.14	$0.30 – $ 4.50
Granted	372,216	$9.57	$6.75 – $14.01
Exercised	(193,626)	$2.03	$0.30 – $14.01
Cancelled or forfeited	(22,062)	$0.90	$0.30 – $ 4.50

Outstanding at December 31, 2006	881,555	$4.53	$0.30 – $14.01
Granted (unaudited)	14,332	$15.24	$15.24
Exercised (unaudited)	(2,785)	$0.30	$0.30
Cancelled or forfeited (unaudited)	(3,676)	$3.84	$0.30 – $ 9.75

Outstanding at March 31, 2007 (unaudited)	889,426	$4.71	$0.30 – $15.24

Options vested and expected to vest as of December 31, 2006	859,845	$4.42	$0.30 – $14.01
Options exercisable as of December 31, 2006	606,737	$4.71	$0.30 – $14.01
Options vested and expected to vest as of March 31, 2007 (unaudited)	889,338	$4.65	$0.30 – $15.24
Options exercisable as of March 31, 2007 (unaudited)	610,099	$4.21	$0.30 – $15.24

As of December 31, 2005 and 2006 and March 31, 2007, there were 124,204, 152,356 and 141,724 (unaudited) shares available for future grants under the 2004 Plan, respectively.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006.

	Options Outstanding			Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Contract Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 0.30	380,292	7.77	$0.30	270,493	$0.30
$ 1.05	27,276	8.59	$1.05	5,429	$1.05
$ 1.95	66,736	8.78	$1.95	26,187	$1.95
$ 4.50	37,233	8.97	$4.50	34,345	$4.50
$ 6.75	97,066	9.09	$6.75	69,763	$6.75
$ 9.75	218,869	9.52	$9.75	167,187	$9.75
$14.01	54,083	9.84	$14.01	33,333	$14.01

	881,555	8.63	$4.53	606,737	$4.71

The following table summarizes information about stock options outstanding and exercisable at March 31, 2007 (unaudited).

	Options Outstanding			Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Contract Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 0.30	376,545	7.53	$0.30	283,277	$0.30
$ 1.05	25,829	8.34	$1.05	7,437	$1.05
$ 1.95	66,735	8.53	$1.95	29,914	$1.95
$ 4.50	39,316	8.72	$4.50	34,587	$4.50
$ 6.75	97,061	8.85	$6.75	75,758	$6.75
$ 9.75	215,528	9.27	$9.75	178,433	$9.75
$14.01	54,080	9.59	$14.01	693	$14.01
$15.24	14,332	9.86	$15.24	—	$15.24

	889,426	8.39	$4.71	610,099	$4.21

The weighted-average remaining contractual life for all exercisable stock options as of December 31, 2006 and March 31, 2007 was 8.60 and 8.29 years (unaudited), respectively. The weighted-average remaining contractual life of all vested and expected-to-vest stock options as of December 31, 2006 and March 31, 2007 was 8.51 and 8.27 years (unaudited), respectively.

The intrinsic value of stock options outstanding, exercisable and expected-to-vest is calculated based on the difference between the exercise price and the fair value of our common stock as of December 31, 2006 and March 31, 2007. The aggregate intrinsic value of stock options outstanding as of December 31, 2006 was $9.4 million, of which $6.4 million was related to exercisable options. The aggregate intrinsic value of stock options outstanding as of March 31, 2007 (unaudited) was $9.4 million, of which $6.7 million was related to exercisable options. The aggregate intrinsic value of stock options vested and expected-to-vest net of estimated forfeitures was $9.3 million and $9.8 million as of December 31, 2006 and March 31, 2007 (unaudited), respectively.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The intrinsic value of exercised stock options is calculated based on the difference between the exercise price and the fair value of our common stock as of the exercise date. The aggregate intrinsic value of exercised stock options was $1.4 million during the year ended December 31, 2006 and $42,000 for the three months ended March 31, 2007 (unaudited).

Information regarding stock options granted during the period ended December 31, 2004 and the years ended December 31, 2005 and 2006 and the three months ended March 31, 2007 is summarized as follows.

	Shares	Weighted- Average Exercise Price	Weighted- Average Fair Value of Common Stock
Period ended December 31, 2004
Exercise price equals fair value of common stock	930,000	$0.30	$0.30
Exercise price less than fair value of common stock	93,666	$0.30	$0.45
Year ended December 31, 2005
Exercise price equals fair value of common stock	278,816	$2.61	$2.61
Exercise price less than fair value of common stock	915,146	$0.30	$0.78
Year ended December 31, 2006
Exercise price equals fair value of common stock	372,216	$9.57	$9.57
Exercise price less than fair value of common stock	—	$—	$—
Three months ended March 31, 2007 (unaudited)
Exercise price equals fair value of common stock	14,332	$15.24	$15.24
Exercise price less than fair value of common stock	—	$—	$—

The Company adopted the employee stock-based compensation provisions of SFAS No. 123 on incorporation. For options issued in the period ended December 31, 2004 and the year ended December 31, 2005, the Company estimated the fair value of each option granted using the Black-Scholes option pricing model using the minimum value method. The stock-based compensation expense determined under the provisions of SFAS No. 123 is being recognized ratably over the term of the award on a straight-line basis. For stock awards with performance conditions, the Company assesses the likelihood of achievement of the performance criteria at each reporting period. Stock-based compensation expense is recorded ratably over the vesting period for awards for which the Company considers achievement to be probable.

On January 1, 2006, the Company adopted SFAS No. 123(R). SFAS No. 123(R) requires that non-public companies that used the minimum value method under SFAS No. 123 apply the prospective transition method of SFAS 123(R). In accordance with SFAS No. 123(R), employee stock-based compensation expense for the year ended December 31, 2006 is based on awards ultimately expected to vest and have been reduced for estimated forfeitures. In addition, the provisions of SFAS No. 123(R) have been applied to options issued on or after the date of adoption. The adoption of SFAS No. 123(R) increased net loss and net loss per share during 2006 by $0.3 million and $0.02 per share, respectively.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Share-based compensation expenses recorded during the period ended December 31, 2004 and the years ended December 31, 2005 and 2006 and the three months ended March 31, 2006 and 2007 are included in the Company’s consolidated statement of operations as follows.

	Mar. 4, 2004 through Dec. 31, 2004	Year Ended December 31,		Three Months Ended March 31,
		2005	2006	2006	2007
(in thousands)				(unaudited)

Research and development	$—	$17	$136	$32	$38
Sales and marketing	—	34	145	31	41
General and administrative	10	114	335	18	205

Total	$10	$165	$616	$81	$284

Capitalizable share-based compensation expense relating to inventory or deferred cost of sales was not significant for any period presented.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions.

	Mar. 4, 2004 through Dec. 31, 2004	Year Ended December 31,		Three Months Ended March 31, 2007
		2005	2006
				(unaudited)
Risk-free interest rates	2.91 – 3.70	3.52 – 4.26	4.57 – 5.04	4.71%
Expected life	5.00	5.00	6.08	6.08
Expected dividends	—	—	—	—
Expected volatility	—%	—%	82.61%	80.17%

The weighted average grant date fair value of options granted to employees for the year ended December 31, 2005 and 2006 and the three months ended March 31, 2007 were $0.68, $7.24 and $10.99 (unaudited), respectively.

The Company based expected volatility on the historical volatility of a peer group of publicly traded entities. The expected term of options gave consideration to early exercises, post-vesting cancellations and the options’ contractual term. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury Constant Maturity Rate as of the date of grant.

Option-pricing models require the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. The Company estimated volatility by reference to the historical volatilities of comparable public companies. Judgment is also required in estimating the expected term of options, the number of stock-based awards that are expected to be forfeited and assessing whether performance conditions will be met. For stock-based payments, the fair value of the stock is a significant factor in determining credits or charges to operations. Prior to this offering, the Company’s shares have not been publicly traded, and the fair value of the Company’s common stock has been determined by the Board of Directors. In determining the fair value of the Company’s common stock, the Board of Directors considers a number of factors, including:

•	recent transactions in the Company’s common stock with third parties, if any;

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	contemporaneous or retrospective valuations performed by valuation specialists; and

•	key milestones achieved in the Company’s business, including forecasted revenue and cash flows, product development and market acceptance.

Determining the fair value of the Company’s stock requires making complex and subjective judgment and estimates. There is inherent uncertainty in making these judgments and estimates. The Company performed its analysis in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation.

For option grants during the years ended December 31, 2005 and 2006 and the three months ended March 31, 2007, the Company obtained a contemporaneous valuation prepared by an independent valuation specialist or by management, which follows substantially the same methodology used by the valuation specialists. The procedures performed to determine the fair value of the Company’s common stock were based on a probability-weighted combination of the market multiple approach and income approach to estimate the aggregate equity value of the Company at specific stock option grant dates.

The income approach involves applying appropriate discount rates to estimated debt-free cash flows that are based on forecasts of the Company’s revenue and costs. The projections used for each valuation date were based on the expected outlook on the Company’s operating performance through the forecast periods. The assumptions underlying the estimates were consistent with the Company’s business plan. The future debt-free cash flows were determined by subtracting taxes, future capital spending and future changes in working capital and adding future depreciation and amortization to earnings before interest and taxes (“EBITDA”). The interim debt-free cash flows and resulting terminal value were then discounted at a rate based on the weighted average cost of capital of comparable companies, as adjusted for the Company’s specific risk profile. There is inherent uncertainty in these estimates. If different discount rates had been used, the valuations would have been different.

The market multiple approach was based on EBITDA and net income considered to be representative of the Company’s future performance, and multiplying these figures by a range of appropriate risk-adjusted multiples. The market multiples were obtained through the market comparison method, where companies having their stock traded in the public market were selected for comparison purposes and used as a basis for choosing reasonable market multiples for the Company. For the market multiple approach, the Company’s used projected fiscal year revenue, EBITDA and earnings. Revenue, EBITDA and earnings multiples were derived from publicly traded companies deemed to be comparable to the Company.

After estimating the Company’s average value based on the income and market approaches, the Company then utilized a probability-weighted expected return method. Under the probability-weighted expected return method, the value of the common stock was estimated based upon an analysis of values for the Company assuming various outcomes, such as an initial public offering, merger or sale, liquidation or remaining private, and the estimated probability of each outcome assuming that all preferred stock is converted into common stock.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2006, total unrecognized stock-based compensation, net of estimated forfeitures, was approximately $2.6 million, which is expected to be recognized over the weighted-average remaining vesting period of 2.96 years.

At March 31, 2007, total unrecognized stock-based compensation, net of estimated forfeitures was approximately $2.5 million (unaudited), which is expected to be recognized over the weighted-average remaining vesting period of 2.78 years (unaudited).

The following table presents information with respect to options granted during 2006 and the three months ended March 31, 2007. We performed a retrospective valuation for options granted on February 3, 2006 and contemporaneous valuations for options granted on all other dates in the table.

Grant Date	Number of Options Granted	Exercise Price	Fair Value of Common Stock	Intrinsic Value
February 3, 2006	98,677	$6.75	$6.75	$—
July 6, 2006	199,633	$9.75	$9.75	$—
July 26, 2006	19,233	$9.75	$9.75	$—
October 25, 2006	12,417	$14.01	$14.01	$—
October 31, 2006	33,333	$14.01	$14.01	$—
November 14, 2006	8,333	$14.01	$14.01	$—
December 5, 2006	590	$14.01	$14.01	$—
February 8, 2007 (unaudited)	14,332	$15.24	$15.24	$—

Non-Employee Stock Options

During the year ended December 31, 2006, the Company granted options to purchase 2,083 shares to non-employees at an exercise price of $9.75 per share and with contractual terms of ten years. The Company determined the estimated fair value at the grant date using the Black-Scholes option pricing model and the following assumptions: dividend yield of zero percent, expected volatility of 88.21 percent, risk-free of 5.09 percent and contractual life of ten years.

During the three months ended March 31, 2007, the Company granted options to purchase 2,083 shares to non-employees at an exercise price of $15.24 per share and with contractual terms of ten years. The Company determined the estimated fair value at the grant date using the Black-Scholes option pricing model and the following assumptions: dividend yield of zero percent expected volatility of 80.17 percent, risk-free of 4.71 percent and contractual life of ten years (unaudited).

Compensation expense for options granted to consultants was $10,344 for the year ended December 31, 2006 and $8,000 for the three months ended March 31, 2007 (unaudited). No options were granted to non-employees and no non-employee compensation expense recorded in the period to December 31, 2004 or the year ended December 31, 2005.

Employee Benefit Plans

The Company has a 401(k) plan that allows eligible employees to contribute up to 25 percent of their salary, subject to annual limits. The Company contributes 100 percent of the

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

first three percent contributed by the employee and 50 percent of the next two percent of employee contribution. TouchChip contributed from one percent to three percent of an employee’s salary, the amount of which is dependent upon the employee’s years of service. The Company’s contribution related expense was $18,000, $39,000, $0.1 million and $0.2 million for the periods ended March 3, 2004 and December 31, 2004 and the years ended December 31, 2005 and 2006, respectively. For the three months ended March 31, 2006 and 2007, the Company’s contribution expense was $45,000 and $69,000, respectively (unaudited).

12.    Warranty Liability

The Company’s products are generally subject to warranties ranging from three months to three years. Liabilities for the estimated future costs of repair or replacement and for the provision of bug fixes that are necessary to maintain compliance with published specifications are established and charged to cost of sales at the time the related sale is recognized. The amount of liability to be recorded is based on management’s best estimates of future warranty costs after considering historical and projected product failure rates and product repair costs. If actual warranty activity and replacement costs differ significantly from these estimates, adjustments to recognize additional cost of revenue may be required in future periods. Activity for the Company’s warranty accrual which is included in accrued liabilities is summarized below.

	Predecessor Company	Successor Company
	Jan. 1, 2004 through Mar. 3, 2004	Mar. 4, 2004 through Dec. 31 2004	Year Ended December 31,		Three Months Ended March 31,
			2005	2006	2006	2007
(in thousands)					(unaudited)

Balance at beginning of year or period	$163	$302	$42	$163	$163	$373
Accrual for warranties during the year or period	139	42	151	269	44	39
Settlements made during the year or period	—	(302)	(30)	(59)	(11)	(16)

Balance at end of year or period	$302	$42	$163	$373	$196	$396

13.    Segment Reporting

FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its chief executive officer. The Company’s chief executive officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results and plans for products or components below the consolidated unit level. Accordingly, the Company reports as a single operating segment.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment and Geographical Information

The following tables present geographic information for revenue and long-lived assets. Revenue is based on the destination of the shipments. Long-lived assets, which consist of net property and equipment, are based on the physical location of the assets.

	Predecessor Company	Successor Company
	Jan. 1, 2004 through Mar. 3, 2004	Mar. 4, 2004 through Dec. 31, 2004	Year Ended December 31,		Three Months Ended March 31,
			2005	2006	2006	2007
					(unaudited)
Revenue by geography
United States	19%	13%	8%	6%	4%	9%
Europe	12%	6%	3%	3%	3%	3%
Singapore	59%	21%	66%	72%	77%	48%
Taiwan	—	9%	5%	5%	11%	9%
China	—	2%	—	2%	4%	25%
Japan	2%	37%	7%	8%	—	1%
Asia (excluding Singapore, Taiwan, China and Japan)	—	12%	11%	4%	1%	5%
Others	8%	—	—	—	—	—

	100%	100%	100%	100%	100%	100%

	As of December 31,		As of March 31, 2007
	2005	2006
(in thousands)			(unaudited)

Long-lived assets by geography
United States	$1,006	$1,216	$1,079
Europe	11	160	151
Philippines	1,295	1,433	1,302
South Korea	360	281	261
Singapore	269	744	748
Other	47	95	85

Total	$2,988	$3,929	$3,626

14.    Earnings per Share

The holders of the Series A, B-1 and C preferred stock are entitled to participate in all dividends paid on common stock, as and when declared by the board of directors, on an as-if converted basis. In accordance with EITF 03-6 Participating Securities and the two-class method under FASB Statement No. 128, the Company has included the impact of preferred stock in the computation of basic earning per share. Under this method, an earnings allocation formula is used to determine the amount of net loss attributable to common stockholders to be allocated to each class of stock (the two classes being common stock and preferred stock). Basic net loss per share attributable to common stockholders is calculated by dividing the amount of net loss attributable to common stockholders that is apportioned to common stock by the weighted

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

average number of shares of common stock outstanding during the period. Although there were no common shares outstanding from March 4, 2004 through December 31, 2004, basic net loss per share attributable to common stockholders is presented as there were participating securities outstanding during the period. This per share data is based on the net loss that would be attributable to one share of common stock during each period, after apportioning the loss to reflect the participation rights of the preferred stockholders.

Warrants to purchase 666,666 shares of common stock at an exercise price of $0.03 per share are included in basic earnings per share from September 30, 2006, the date they vested, although they have not been exercised, as the exercise price was nominal.

Early exercised options representing zero, 883,068, and 547,202 shares of common stock for the period ended December 31, 2004 and years ended December 31, 2005 and 2006, respectively, and 869,723 and 370,503 shares of common stock for the three months ended March 31, 2006 and 2007, respectively, were excluded from basic net loss per share as they were not vested.

Net loss per share applicable to each class of stock (common stock and preferred stock) is as follows.

	Mar. 4, 2004 through Dec. 31, 2004			Year Ended December 31,				Three Months Ended March 31,
				2005		2006		2006		2007
	Common Stock		Preferred Stock	Common Stock	Preferred Stock	Common Stock	Preferred Stock	Common Stock	Preferred Stock	Common Stock	Preferred Stock
								(unaudited)		(unaudited)
(in thousands, except per share data)

Apportioned net loss after accretion of preferred stock			$(6,129)	$(210)	$(9,051)	$(1,743)	$(19,759)	$(130)	$(2,095)	$(455)	$(2,807)
Accretion of preferred stock			533		694		775		182		206

Total numerator for basic net loss per share			$(5,596)	$(210)	$(8,357)	$(1,743)	$(18,984)	$(130)	$(1,913)	$(455)	$(2,601)
Weighted average basic shares outstanding			6,987	232	10,003	951	10,781	638	10,250	1,787	11,007
Basic net loss per share	$(0.88	)(1)	$(0.80)	$(0.90)	$(0.84)	$(1.83)	$(1.76)	$(0.20)	$(0.19)	$(0.25)	$(0.24)

(1)	As described above, this amount represents the amount of net loss after accretion of preferred stock that would be apportioned to one share of common stock.

Net loss per share information has not been presented for the period from January 1, 2004 to March 3, 2004 since the Company had no capital stock prior to its acquisition of certain assets and assumption of certain liabilities of TouchChip.

Diluted net loss per share attributable to common stockholders for all periods is the same as basic net loss per share attributable to common stockholders because the impact of including common stock equivalents would have been anti-dilutive.

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the period from March 4, 2004 to December 31, 2004, the years ended December 31, 2005 and 2006 and the three months ended March 31, 2006 and 2007, respectively, stock options to purchase common stock and unvested warrants to purchase common stock were excluded from the calculation of diluted net loss per share as the Company was in a net loss position and their inclusion would have been anti-dilutive. The following is a summary of all outstanding anti-dilutive potential common shares.

	Mar. 4, 2004 through Dec. 31, 2004	Year Ended December 31,		Three Months Ended March 31,
		2005	2006	2006	2007
(in thousands)				(unaudited)

Preferred stock	7,149	10,250	11,007	10,250	11,007
Outstanding stock options	1,018	725	882	748	889
Common stock warrants	—	667	—	667	—

	8,167	11,642	11,889	11,665	11,896

15.    Unaudited Pro Forma Information

Pro forma basic and diluted net loss per share have been computed to give effect to the conversion of redeemable convertible preferred stock upon the closing of the Company’s initial public offering using the as-if converted method, as though the conversion had occurred on the original issuance dates. The following table sets forth the computation of pro forma basic and diluted net loss per share.

	Year Ended December 31, 2006	Three Months Ended March 31, 2007
(in thousands, except per share data)

Net loss attributable to common stockholders	$(21,502)	$(3,262)
Add accretion of preferred stock	775	206

Numerator for pro forma basic and diluted net loss per share	$(20,727)	$(3,056)

Weighted average common shares outstanding	951	1,787
Add adjustments to reflect the weighted average effect of the assumed conversion of the series A, B-1 and C redeemable convertible preferred stock from the date of issuance	10,781	11,007

Total shares used in computing basic and diluted pro forma net loss per share	11,732	12,794

Pro forma net loss per common share, basic and diluted	$(1.77)	$(0.24)

UPEK, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    Subsequent Events

On May 3, 2007, the Company completed a one-for-three reverse split of its mandatorily redeemable preferred stock and common stock. All information related to mandatorily redeemable preferred stock, common stock, options and warrants to purchase common stock and earnings per share included in the accompanying consolidated financial statements have been adjusted to give effect to the reverse stock split. Also on May 3, 2007, the redemption date of Series A, B-1 and C preferred stock was modified to three annual installments beginning no earlier than May 4, 2012.

In addition, on May 4, 2007, the Company raised total proceeds of approximately $7.0 million through the issuance of 437,772 shares of Series D preferred stock. In the event the public offering price of the Company’s common stock in its initial public offering is less than $19.98 per share, each outstanding share of the Series D preferred stock outstanding immediately prior to the initial public offering will convert into a number of shares of common stock equal to $19.98 divided by the public offering price of the common stock in the initial public offering, subject to a maximum conversion ratio that limits the incremental number of shares of common stock into which the outstanding shares of Series D preferred stock would convert to a maximum of 91,932 additional shares of common stock.

On May 3, 2007, the Company amended its Credit Facility to extend the maturity date for the Revolver through December 31, 2008.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                     , 2007 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

             Shares

Common Stock

Deutsche Bank Securities

Needham & Company, LLC

Piper Jaffray

Pacific Crest Securities

Prospectus

                    , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates, except the amounts shown for the Securities and Exchange Commission, or SEC, registration fee, the National Association of Securities Dealers, Inc., or NASD, filing fee and The Nasdaq Global Market listing fee, which are amounts paid.

Amount to be paid
SEC Registration Fee	$2,648
NASD Filing Fee	9,125
Nasdaq Global Market Listing Fee	5,000
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Printing and Engraving Expenses	*
Blue Sky Fees and Expenses	*
Transfer Agent and Registrar Fees	*
Miscellaneous Expenses	*

Total	$*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Article VI of our amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Article XI of our amended and restated bylaws provides for the indemnification of officers, directors and third parties acting on our behalf if this person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

We have entered into indemnification agreements with our directors and officers, in addition to indemnification provided for in our charter documents, and we intend to enter into indemnification agreements with any new directors and officers in the future.

The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors, and indemnification of the underwriters by us for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

Item 15.	Recent Sales of Unregistered Securities

The following sets forth information regarding securities sold by the registrant since January 1, 2003.

1.	In March 2004, the registrant issued 3,333,333 shares of Series A preferred stock to a public corporation pursuant to a certain contribution agreement in exchange for certain assets.

2.	In March and December 2004, the registrant issued an aggregate of 3,648,593 and 166,666 shares, respectively, of Series B preferred stock for cash consideration of $11,445,791 to accredited investors.

3.	In January 2005, the registrant issued to accredited investors an aggregate of 6,916,661 shares of Series B-1 preferred stock for cash consideration of $9,304,200 and the conversion of 3,815,259 shares of outstanding Series B preferred stock into Series B-1 preferred stock.

4.	In June 2005, the registrant issued to an accredited investor a warrant to purchase 666,666 shares of common stock, exercisable at $0.03 per share, for an aggregate purchase price of $20,000.

5.	In April 2006 and June 2006, the registrant issued an aggregate of 570,167 and 186,970 shares, respectively, of Series C preferred stock for cash consideration of $10.0 million to accredited investors.

6.	In June 2006, the registrant issued to an accredited investor a warrant to purchase 66,666 shares of common stock, with an exercise price of $0.03 per share. Such warrant expired on September 30, 2006.

7.	In May 2007, the registrant issued to accredited investors an aggregate of 437,772 shares of Series D preferred stock for cash consideration of $7.0 million.

8.	Since April 1, 2004, the registrant has issued to directors, officers, employees and consultants options to purchase 2,599,101 shares of common stock with a per share exercise price ranging from $0.30 to $14.10 and has issued 1,674,731 shares of common stock upon exercise of such options.

9.	Since January 2003, the registrant has issued to directors, officers, employees and consultants 5,013 shares of restricted common stock with a price per share ranging from $0.30 to $14.10.

The issuance of securities described in paragraphs 1 to 7 above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising.

The issuances of securities described in paragraphs 8 and 9 above were exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 701 thereof on the basis that the transactions were pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. All recipients had access, through their relationship with UPEK, to information about us.

There were no underwritten offerings employed in connection with any of the transactions described above.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit number	Description
*1.1	Form of Underwriting Agreement
***2.1†	Contribution Agreement dated January 29, 2004 by and between STMicroelectronics N.V. and the Registrant
3.1†	Amended and Restated Certificate of Incorporation of the Registrant, as in effect upon completion of the offering
3.2†	Amended and Restated Bylaws of the Registrant, as in effect upon completion of the offering
*4.1	Form of the Registrant’s Common Stock Certificate
*5.1	Opinion of O’Melveny & Myers LLP
**10.1	2004 Stock Option/Stock Issuance Plan
**10.2	Form of 2004 Stock Option/Stock Issuance Plan Stock Option Agreement
**10.3	Form of 2004 Stock Option/Stock Issuance Plan Stock Purchase Agreement
**10.4	Form of 2004 Stock Option/Stock Issuance Plan Stock Issuance Agreement
**10.5	Office Lease Agreement dated August 24, 2006 by and between CA-Emeryville Properties Limited Partnership and the Registrant
*10.6	2007 Performance Incentive Plan
***10.7†	License Agreement dated March 4, 2004 by and between STMicroelectronics N.V. and the Registrant
***10.8†	Purchase and Supply Agreement dated March 4, 2004 by and between STMicroelectronics N.V. and the Registrant
**10.9	Loan and Security Agreement dated September 30, 2005 by and between Comerica Bank and the Registrant, as amended on December 22, 2005, January 31, 2006, July 27, 2006 and May 4, 2007
***10.10†	Manufacturing Agreement dated April 20, 2006 by and among Chartered Semiconductor Manufacturing Ltd., Silicon Manufacturing Partners Pte Ltd, Chartered Silicon Partners Pte Ltd and the Registrant
**10.11	Letter of Employment dated March 2, 2004 by and between the Registrant and Alan Kramer
**10.12	Offer of Employment Letter dated February 24, 2006 by and between the Registrant and Gary Martell
**10.13	Offer of Employment Letter dated January 18, 2006 by and between the Registrant and Robert Blau
**10.14	Offer of Employment Letter dated March 28, 2006 by and between the Registrant and Patrick Bouju
**10.15	Contingent Offer of Employment Letter dated March 2, 2000 and Option Grant Letter dated June 18, 2004 by and between the Registrant and Robert Bond
**10.16	Offer of Employment Letter dated April 8, 2005 by and between the Registrant and Greg Goelz
**10.17	Form of Indemnification Agreement with directors and officers of the Registrant
**21.1	Subsidiaries of the Registrant
23.1†	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.2†	Consent of PricewaterhouseCoopers SA, independent registered public accounting firm

Exhibit number	Description
*23.3	Consent of Counsel (included in Exhibit 5.1)
23.4†	Consent of Financial Strategies Consulting Group, LLC, independent valuation firm
**24.1	Power of Attorney

†	Filed herewith.
*	To be filed by amendment.
**	Previously filed.
***	Requesting confidential treatment.

(b)	Financial Statement Schedules

Financial statement schedules not filed herein are omitted because of the absence of conditions under which they are required or because the information called for is shown in the consolidated financial statements and notes thereto.

Item 17.	Undertakings

Insofar as indemnification by UPEK for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons of UPEK, we have been advised that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by UPEK of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of this issue.

The undersigned registrant hereby undertakes that:

(a) We will provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by UPEK pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, UPEK, Inc. has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Emeryville, California on the 13th day of July, 2007.

UPEK, INC.

By:	/s/ Alan Kramer
Alan Kramer
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Alan Kramer Alan Kramer	President, Chief Executive Officer and Director (Principal Executive Officer)	July 13, 2007

/s/ Gary Martell Gary Martell	Chief Financial Officer (Principal Financial and Accounting Officer)	July 13, 2007

* H. Raymond Bingham	Director	July 13, 2007

* Eric Buatois	Director	July 13, 2007

* William Harris	Director	July 13, 2007

* David A. Lane	Director	July 13, 2007

* Pier Martinotti	Director	July 13, 2007

* Alberto Sangiovanni-Vincentelli	Director	July 13, 2007

* Jean Schmitt	Director	July 13, 2007

* By:	/s/ Alan Kramer Alan Kramer Attorney-in-Fact

Exhibit Index

Exhibit number	Description
*1.1	Form of Underwriting Agreement
***2.1†	Contribution Agreement dated January 29, 2004 by and between STMicroelectronics N.V. and the Registrant
3.1†	Amended and Restated Certificate of Incorporation of the Registrant, as in effect upon completion of the offering
3.2†	Amended and Restated Bylaws of the Registrant, as in effect upon completion of the offering
*4.1	Form of the Registrant’s Common Stock Certificate
*5.1	Opinion of O’Melveny & Myers LLP
**10.1	2004 Stock Option/Stock Issuance Plan
**10.2	Form of 2004 Stock Option/Stock Issuance Plan Stock Option Agreement
**10.3	Form of 2004 Stock Option/Stock Issuance Plan Stock Purchase Agreement
**10.4	Form of 2004 Stock Option/Stock Issuance Plan Stock Issuance Agreement
**10.5	Office Lease Agreement dated August 24, 2006 by and between CA-Emeryville Properties Limited Partnership and the Registrant
*10.6	2007 Performance Incentive Plan
***10.7†	License Agreement dated March 4, 2004 by and between STMicroelectronics N.V. and the Registrant
***10.8†	Purchase and Supply Agreement dated March 4, 2004 by and between STMicroelectronics N.V. and the Registrant
**10.9	Loan and Security Agreement dated September 30, 2005 by and between Comerica Bank and the Registrant, as amended on December 22, 2005, January 31, 2006, July 27, 2006 and May 4, 2007
***10.10†	Manufacturing Agreement dated April 20, 2006 by and among Chartered Semiconductor Manufacturing Ltd., Silicon Manufacturing Partners Pte Ltd, Chartered Silicon Partners Pte Ltd and the Registrant
**10.11	Letter of Employment dated March 2, 2004 by and between the Registrant and Alan Kramer
**10.12	Offer of Employment Letter dated February 24, 2006 by and between the Registrant and Gary Martell
**10.13	Offer of Employment Letter dated January 18, 2006 by and between the Registrant and Robert Blau
**10.14	Offer of Employment Letter dated March 28, 2006 by and between the Registrant and Patrick Bouju
**10.15	Contingent Offer of Employment Letter dated March 2, 2000 and Option Grant Letter dated June 18, 2004 by and between the Registrant and Robert Bond
**10.16	Offer of Employment Letter dated April 8, 2005 by and between the Registrant and Greg Goelz
**10.17	Form of Indemnification Agreement with directors and officers of the Registrant
**21.1	Subsidiaries of the Registrant
23.1†	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.2†	Consent of PricewaterhouseCoopers SA, independent registered public accounting firm
*23.3	Consent of Counsel (included in Exhibit 5.1)
23.4†	Consent of Financial Strategies Consulting Group, LLC, independent valuation firm
**24.1	Power of Attorney

†	Filed herewith.
*	To be filed by amendment.
**	Previously filed.
***	Requesting confidential treatment.